As Filed with the Securities and Exchange Commission on December 16, 2020

Registration File No. 333-248236
811-23604

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ☐

Pre-Effective Amendment No.1 ☒

Post-Effective Amendment No.

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ☒

Amendment No.

(Check appropriate box or boxes)

Protective COLI VUL

(Exact name of registrant)

Protective Life Insurance Company

(Name of depositor)

2801 Highway 280 South

Birmingham, Alabama 35223

(Address of depositor’s principal executive offices)

(800) 265-1545

Depositor’s Telephone Number, including Area Code

ALYSON SAAD, Esq.

2801 Highway 280 South

Birmingham, Alabama 35223

(Name and address of agent for service)

Copy to:

Jo Cicchetti, Esq.

Faegre Drinker Biddle & Reath LLP

1500 K Street NW, Suite 1100

Washington, DC 20005 USA

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Individual Flexible Premium Variable Universal Life Insurance Policies

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS ____, 2020 Protective Executive Benefits Registered VUL A Flexible Premium Variable Universal Life Insurance Policy	Issued by Protective COLI VUL and Protective Life Insurance Company 2801 Highway 280 South Birmingham, Alabama 35223 Telephone: (800) 265-1545

This Prospectus describes the Protective Executive Benefits Registered VUL individual flexible premium variable universal life insurance policy (the "Policy") issued by Protective Life Insurance Company (the "Company" or "Protective Life").

The Policy is designed for use by corporations and employers to provide life insurance coverage in connection with, among other things, deferred compensation plans and employer-financed insurance purchase arrangements. Under this Policy, the "Owner" is the corporation, employer or individual to whom the Policy is issued, and the "Insured" is the individual whose life is insured by the Policy. Under this Policy, the Owner is entitled to all rights in the Policy, including the right to designate a Beneficiary, and the Insured is the life insured under the Policy. Throughout this Prospectus, the Owner is also referred to as "you" or "your." The Policy is designed to meet the definition of a "life insurance contract" for federal income tax purposes.

This Prospectus sets forth basic information about the Policy and the Variable Account that a prospective investor should know before investing. As the Owner, you should consider the Policy in conjunction with other insurance you own. It may not be advantageous to replace existing insurance with the Policy, or to finance the purchase of the Policy through a loan or through withdrawals from another policy. Replacement of existing insurance with the Policy may reduce or otherwise change existing life insurance benefits. Additional fees and charges also may apply. Please read this Prospectus and the Statement of Additional Information carefully before you invest.

This Prospectus contains important information you should understand before purchasing a Policy, including a description of the material rights and obligations under the Policy. We use certain special terms that are defined in the Glossary. Your Policy and any riders or endorsements are the formal contractual agreement between you and the Company. It is important that you read the Policy and endorsements which reflect other variations. All material state variations can be found in Appendix B of the Prospectus. You should keep this Prospectus on file for future reference.

A prospectus for each of the Funds available through the Variable Account contains comprehensive information about each Fund. Please read these documents before investing and save them for future reference.

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Funds ("Reports") unless you specifically request paper copies from us. Instead, the Reports will be available on a website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-888-353-2654. Your election to receive the Reports in paper will apply to all Funds available with your Contract. If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-888-353-2654.

Please note that the Policies and/or the Funds:

•  are not guaranteed to provide any benefits;

•  are not insured by the FDIC or any other government agency;

•  are not bank deposits or other obligations of a bank and are not bank guaranteed; and

•  are subject to risks, including loss of the amount invested, tax risks and Policy Lapse.

The Securities and Exchange Commission ("SEC") has not approved or disapproved the Policy or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

PRO.COLI.1020

TABLE OF CONTENTS

SUMMARY OF THE POLICY AND ITS BENEFITS AND RISKS	3
Summary of Policy Risks	5
FEE TABLES	8
FUND EXPENSES	10
THE COMPANY AND THE FIXED ACCOUNT	10
THE VARIABLE ACCOUNT AND FUNDS	11
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	14
Alger Portfolios
American Century Variable Portfolios, Inc.	14
American Century Variable Portfolios II, Inc.	14
American Funds Insurance Series®	14
Blackrock Variable Series Funds, Inc.	15
BNY Mellon Stock Index Fund, Inc.	15
BNY Mellon Variable Investment Fund
Columbia Funds Variable Insurance Trust
Davis Variable Account Fund, Inc.	15
Deutsche DWS Investments VIT Funds	15
Deutsche DWS Variable Series I	15
Deutsche DWS Variable Series II	15
Eaton Vance Variable Trust	15
Federated Insurance Series	15
Fidelity® Variable Insurance Products	16
Fidelity Variable Insurance Products Fund III	16
Goldman Sachs Variable Insurance Trust	16
Great-West Funds, Inc.	16
Great-West Lifetime Funds	17
Great-West Profile Funds	18
Janus Aspen Series	18
JPMorgan Insurance Trust	18
Legg Mason Partners Variable Equity Trust	19
Lord Abbett Series Fund, Inc.	19
MFS® Variable Insurance Trust	19
MFS® Variable Insurance Trust II	19
MFS® Variable Insurance Trust III	19
Neuberger Berman Advisers Management Trust	19
PIMCO Variable Insurance Trust	20
Pioneer Variable Contracts Trust	20
Putnam Variable Trust	20
Royce Capital Fund
T. Rowe Price Equity Series, Inc	21
VanEck VIP Trust	21
Victory Variable Insurance Funds	21
THE POLICY	23
PREMIUMS	24
CALCULATION OF POLICY VALUE	26
DEATH BENEFIT PROCEEDS	27
TRANSFERS OF POLICY VALUE	30
SURRENDERS AND WITHDRAWALS	34
POLICY LOANS	35
SUSPENSION OR DELAYS IN PAYMENTS	36
POLICY REINSTATEMENT	37
CHARGES AND DEDUCTIONS	38
REPORTS TO OWNERS	41
TAX CONSIDERATIONS	41
SUPPLEMENTAL BENEFITS	48
USE OF THE POLICY	50
STATE VARIATIONS	51
SALE OF THE POLICIES	52
PAYMENTS WE RECEIVE	53
BUSINESS DISRUPTION AND CYBERSECURITY RISKS	54
LEGAL PROCEEDINGS	54
FINANCIAL STATEMENTS	55
GLOSSARY	55
STATEMENT OF ADDITIONAL INFORMATION	60
Table of Contents	60
APPENDIX A	A-1
APPENDIX B	B-1

SUMMARY OF THE POLICY AND ITS BENEFITS AND RISKS

The Policy is an individual flexible premium variable universal life insurance policy. This summary describes the Policy's important benefits and risks. The sections in the Prospectus following this summary discuss the Policy's benefits and other provisions in more detail. Capitalized terms used in this Prospectus are defined where first used and/or in the Glossary at the end of this Prospectus.

The Policy is offered for sale in all jurisdictions where we are authorized to do business and where the Policy is approved by the appropriate insurance department or regulatory authorities. Individual Policy features may not be available in all states or may vary by state. The state in which your Policy is issued governs whether or not certain features, Riders, endorsements, charges and fees are allowed in your Policy. Any significant variations from the information appearing in this Prospectus which are required due to individual state requirements are contained in your Policy (or provided by separate Rider or endorsement). Appendix B in this Prospectus describes all material state variations.

The Company is a variable life insurance policy provider. It is not a fiduciary and therefore does not give advice or make recommendations regarding insurance or investment products.

Purposes of the Policy. The Policy is designed for use by corporations and employers and certain individuals to provide life insurance coverage in connection with, among other things, deferred compensation plans and employer-financed insurance purchase agreements. We will issue Policies on the lives of prospective Insureds who meet our underwriting standards. The Owner of the Policy is the person, persons, or entity entitled to all rights in this Policy while the Insured (the person whose life is covered by the Policy) is living, including designation of a Beneficiary.

Flexibility. The Policy is designed to be flexible to meet your specific life insurance needs. You have the flexibility to choose the investment options and premiums you pay. The Sub-Accounts are separate divisions of the Variable Account (Protective COLI VUL separate account) that invest in a particular Fund (an underlying mutual fund). The Fixed Account is part of the Company's General Account, which holds all of the Company's assets other than those held in the Variable Account or other separate accounts.

Investment Options. You may invest in your choice of numerous different investment options available in the Sub-Accounts, as well as a Fixed Account, within your Policy.

Premium Payments. Premium is an amount you pay to the Company to establish and maintain life insurance coverage. The minimum initial premium will vary based on various factors, including the age of the Insured and the Death Benefit Option you select, but may not be less than $100.00. Thereafter, you have the flexibility to choose the amount and timing of premium payments, within certain limits.

Death Benefit. You may select one of two Death Benefit Options used to determine the amount payable on the death of the Insured:

Option 1: Level Death

The Death Benefit will be the greater of:

a)  The Total Face Amount shown on the Policy Schedule, less any partial withdrawals; or

b)  The Cash Value on the Insured's date of death multiplied by the applicable factor in the Table of Death Benefit Factors shown on the Policy Schedule for the Insured's age at date of death.

Option 2: Coverage Plus

The Death Benefit will be the greater of:

a)  The Total Face Amount shown on the Policy Schedule, plus the Policy Value on the Insured's date of death; or

b)  The Cash Value on the Insured's date of death multiplied by the applicable factor in the Table of Death Benefit Factors shown on the Policy Schedule for the Insured's age at date of death.

The Death Benefit may be greater if necessary to satisfy federal tax law requirements. Policy Value is the sum of the values in the Variable Account, the Fixed Account, and the value in the Loan Account (an account within the Company's General Account that holds the collateral for Policy Loans). Cash Value is Policy Value plus any applicable Return of Expense Charge Benefit (a percentage of the expense charge that is payable upon a complete surrender).

Cancellation Privilege. For a limited time after you receive your Policy, you have the right to cancel your Policy and receive a refund. The Policy will be void from the start, and the Company will refund the Policy Value plus any fees and charges, less any withdrawals or distributions made. The Owner bears the investment risk of amounts allocated to the Sub-Accounts during the Cancellation Period, except in states that require a return of premium. In those states that require us to return your premium, we will refund the greater of the Policy Value or the premium paid plus any fees and charges, less any withdrawals and distributions already made. See "THE POLICY — Cancellation Privilege."

Policy Maturity. If the Insured is living and the Policy is in force on the Policy Anniversary at Attained Age 121 then this Policy will remain in force. The Death Benefit will be equal to Policy Value. No Premium payments will be required. Partial withdrawals and Policy loans will be permitted, subject to the provisions herein and the provisions of any riders and endorsements attached to the Policy. No further cost of insurance charges will be deducted.

Transfers. At any time after the Cancellation Period (period during which the Owner may return the Policy for a refund), you may transfer Policy Value among the Sub-Accounts and the Fixed Account, subject to the restrictions including on amount and frequency of transfers described in "TRANSFERS OF POLICY VALUE" below. The Company also may restrict or refuse to honor frequent transfers, including "market timing" transfers. See "TRANSFERS OF POLICY VALUE" for more information. In addition, a Policy Owner may elect to make automatic or scheduled transfers under the Dollar-Cost Averaging (a systematic and automatic way to allocate a pre-determined dollar amount among the Sub-Accounts) and Portfolio Rebalancing (a way to periodically transfer value among specified Sub-Accounts) features. See "TRANSFERS OF POLICY VALUE — Dollar-Cost Averaging" and "TRANSFERS OF POLICY VALUE — Portfolio Rebalancing."

Withdrawals. You may request a partial withdrawal of your Policy at any time while the Policy is in force. The amount of any partial withdrawal must be at least $500 and may not exceed 90% of your Policy Value less outstanding Policy Debt (sum of all outstanding policy loans plus accrued interest). We will charge an administrative fee not greater than $25 per withdrawal on partial withdrawals after the first in a Policy Year. The Total Face Amount (if Death Benefit Option 1 applies) and your Policy Value will be reduced by the amount of any withdrawals. Withdrawals may have tax consequences. See "TAX CONSIDERATIONS."

Surrender Benefit. The Owner may surrender this Policy for the surrender benefit. The surrender benefit is the Cash Surrender Value less any monthly cost of insurance charges on the date of surrender. Cash Surrender Value is the Cash Value minus Policy Debt and any liens for payments made under an accelerated death benefit endorsement plus accrued interest. All coverage will end on the effective date of surrender of the Policy. No Death Benefits will be paid after the effective date of surrender of the Policy.

Loans. While the Policy is in force, the Owner, by Request, may obtain a Policy loan on the security of the Policy. Policy loan amounts will be withdrawn first on a pro rata basis from the Sub-Accounts and/or Fixed Account unless the Company, at its discretion, allows the Owner to specify such Sub-Accounts and/or Fixed Account. Loans may be treated as taxable income if your Policy is a "modified endowment contract" ("MEC") for federal income tax purposes. In general, a Policy will be treated as a MEC if total premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before that time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums ("seven-pay test"). See also TAX CONSIDERATIONS — Policies that are MECs.

Target Premium. Your target premium is actuarially determined and will depend on the Base Policy Face Amount of your Policy, your Issue Age (Insured's age as of the nearest birthday on the Policy Effective Date), your sex (except in unisex states), and rating class (if any). The target premium is used to determine your expense charge applied to the premium and the sales compensation we pay. Payment of the target premium does not guarantee that your Policy will not lapse, and you may need to pay additional premiums to keep your Policy in force. Notwithstanding payment of the target premium, a Policy will Lapse if its Policy Value less the sum of all outstanding Policy loans plus accrued interest is insufficient to cover the fees and charges deducted from Policy Value each month. See "CHARGES AND FEES — Monthly Deductions." If the Cash Surrender Value on any Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date, the Policy will be in default and a grace period will begin. See POLICY REINSTATEMENT — Lapse. Each increase to the Base Policy Face Amount is considered to be a new segment to the Policy. Each segment will have a separate target premium associated with it.

Changes in Total Face Amount. You may increase or decrease the Total Face Amount of the Policy at any time within certain limits. Each increase or decrease in the Total Face Amount must be at least $25,000. The minimum face amount is $100,000. See "DEATH BENEFIT PROCEEDS — Changing the Face Amount."

Settlement Options. Payment of Death Benefit proceeds will be paid in a lump sum unless the Beneficiary chooses to receive the proceeds under a settlement option that the Company is then offering.

Return of Expense Charge Benefit. Under certain conditions and where permitted by applicable state insurance law, if the Owner fully surrenders the Policy for its Cash Surrender Value during the first seven Policy Years, the Company will include the Return of Expense Charge Benefit in the Cash Value. See "SURRENDERS AND WITHDRAWALS — Return of Expense Charge Benefit".

Supplemental Benefits. The following riders and endorsements are available:

•  Term Life Insurance;

•  Change of Insured (not available to individual Owners); and

•  Terminal Illness Accelerated Death Benefit (only available to individual Owners. May not be available in every state)

There is no charge for the Change of Insured Endorsement; however, there is a one-time fee assessed for administration and underwriting costs when this endorsement is exercised. There is no charge for the Terminal Illness Accelerated Death Benefit Endorsement however there is a onetime transaction charge when this Endorsement is invoked and will be deducted from the accelerated death benefit payment paid to the Owner.

The Variable Account. We have established a separate account, referred to herein as the "Variable Account," to fund the variable benefits under the Policy. The assets of the Variable Account are insulated from the claims of our general creditors. See "THE VARIABLE ACCOUNT AND THE FUNDS."

Investment Options and Funds. You may allocate net Premium among the available Sub-Accounts of the Variable Account or the Fixed Account. Each Sub-Account invests in the shares of a Fund. Each Fund has its own investments objectives, strategies and risks, which are described in the accompanying prospectuses for the Funds. You may Transfer Policy Value from one Sub-Account to another Sub-Account or the Fixed Account, subject to the terms and restrictions described herein.

The Fixed Account. The Fixed Account consists of assets owned by Protective Life with respect to the Policies, other than those in the Variable Account. Subject to applicable law, Protective Life has sole discretion over the investment of the assets of the Fixed Account. The Fixed Account is part of our General Account. Unlike premiums and Policy Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account. Guarantees of Net Premiums (premium payments minus the applicable premium expense charges) allocated to the Fixed Account, and interest credited thereto, are backed by Protective Life. The Fixed Account Value is calculated daily.

You generally may allocate some or all of your Net Premium and may transfer some or all of your Policy Value to the Fixed Account. However, there are limitations on transfers involving the Fixed Account. Due to these limitations, if you want to transfer all of your Policy Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs.

See also "THE COMPANY AND THE FIXED ACCOUNT."

Reinstatement. Subject to the terms and conditions described herein, a Policy may be reinstated within 3 years after the coverage ceased, unless it has been surrendered.

Summary of Policy Risks

Investment Risk (Policy Value not Guaranteed). If you invest your Policy Value in one or more Sub-Accounts, then you will be subject to the risk that investment performance may be unfavorable causing the Policy Value to decrease and the monthly deduction of fees and charges ("Monthly Deduction") to increase (which, in turn, further decreases future Policy Value). This is because poor investment performance diminishes Policy Value thereby increasing the Net Amount at Risk (the difference between the Death Benefit and the Policy Value) under the Policy and, correspondingly, increasing the cost of insurance which is part of the Monthly Deduction. You could lose everything you invest.

If you allocate Policy Value to the Fixed Account, then we credit your Policy Value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual interest effective rate of 2%. See "THE VARIABLE ACCOUNT AND THE FUNDS."

Risk of Lapse. Your Policy may terminate if your Policy Value on any Monthly Anniversary Day (the same day each month as the Policy Effective Date) is less than the amount of the Monthly Deduction due on that date. If your Policy would terminate due to insufficient value, we will send you notice of the premium required to prevent termination of the Policy at the expiration of the grace period while the Insured is living ("Lapse"). You have a 61-day grace period to make a payment of Net Premium at least sufficient to cover the current and past-due Monthly Deductions or the Policy will Lapse. (See "POLICY REINSTATEMENT"). You may reinstate a Lapsed Policy, subject to certain conditions. A lapse of your Policy at a time when a policy loan is outstanding may have tax consequences. See "TAX CONSIDERATIONS."

Surrender Risks. The Cash Surrender Value of the Policy is generally the Cash Value less any Policy Debt and any liens (including accrued interest) and less any Monthly Deduction applied on the date of surrender. No Death Benefit Proceeds will be paid after the effective date of surrender of the Policy.

You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the account value in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short-term investment.

A surrender or withdrawal may have tax consequences. See "TAX CONSIDERATIONS."

Tax Risks. Although the federal income tax requirements applicable to the Policy are complex and there is limited guidance regarding these requirements, we anticipate that the Policy will be treated as a life insurance contract for federal income tax purposes. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you generally should not be considered to be in receipt of any portion of your Policy's Cash Value until there is an actual distribution from the Policy. Moreover, Death Benefits payable under the Policy should be excludable from the gross income of the Beneficiary. Although the Beneficiary generally should not have to pay federal income tax on the Death Benefit, other taxes, such as estate taxes, may apply. This Policy is intended to qualify as life insurance for tax purposes and is designed to meet the requirements of Section 7702 of the Internal Revenue Code of 1986, as amended ("Internal Revenue Code" or "Code"), as they existed on the Issue Date. The applicable factor used in determining the minimum Death Benefit shall be the factor required by Section 7702 of the Code as shown in your Policy. Under Death Benefit Option 1, your Death Benefit will generally be the Face Amount. However, in the event the minimum Death Benefit exceeds the Face Amount, the Company reserves the right to refund the portion of any premium or Cash Value such that the minimum Death Benefit no longer exceeds the Face Amount. Under Death Benefit Option 2, your Death Benefit will always vary with the Policy Value. However, in the event the minimum Death Benefit exceeds the Face Amount plus the Policy Value under Death Benefit Option 2, the Company reserves the right to refund the portion of any premium or Cash Value such that the minimum Death Benefit no longer exceeds the Face Amount plus Policy Value. See "Death Benefit Options" for detailed information about each Death Benefit Option.

Your Policy may become a modified endowment contract as a result of: (1) the payment of premiums exceeding the limits of Section 7702A of the Code, (2) certain changes to your Policy, such as a reduction in your Death Benefit or certain rider benefits, or (3) an exchange of a contract which is a modified endowment contract for this Policy.

If your Policy becomes a modified endowment contract, transactions such as surrenders, withdrawals and loans will be treated first as a distribution of the earnings in the Policy and generally will be taxable as ordinary income in the year received, to the extent there is any gain in the Policy. In addition, if the Policy Owner is under age 59-1/2 at the time of a surrender, withdrawal or loan, the amount that is included in income is generally subject to a 10% penalty tax.

If the Policy is not a modified endowment contract, distributions generally are treated first as a return of basis or investment in the Policy and then as taxable income. Moreover, loans are generally not treated as distributions. Finally, surrenders, withdrawals or loans from a Policy that is not a modified endowment contract are not subject to the 10% penalty tax.

The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, and others. The tax consequences of such plans vary depending on the particular facts and circumstances of each individual arrangement. For more information regarding certain arrangements, see "TAX CONSIDERATIONS" and, specifically, the sections discussing "Employer-Owned Life Insurance," "Split-Dollar Life Insurance," and "Employer-Financed Insurance Purchase Arrangements — Tax and Other Legal Issues."

See "TAX CONSIDERATIONS" for a discussion of certain tax risks and considerations relating to employer owned life insurance. You should consult a qualified tax adviser for assistance in all Policy related tax matters.

Loan Risks. A policy loan, whether or not repaid, has a permanent effect on the Policy Value, and potentially the Death Benefit, because the investment results of the Sub-Accounts and current interest rates credited on the Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and the longer the loan is outstanding, the greater will be the effect on Policy Value held as collateral in the Loan Account. Interest credited on the portion of the Policy Value being used as collateral for a Policy loan is the loan interest rate less an amount deducted from the loan interest rate to cover the costs the Company incurs by providing the loaned cash value ("Loan Interest Credit Spread"). The interest credited will not exceed 4%.

Your Policy may Lapse if your outstanding loan amounts reduce the Cash Surrender Value to zero. If a Policy lapses with loans outstanding, some or all of the loan amounts may be subject to income tax. See "TAX CONSIDERATIONS — Tax

Treatment of Loans." Policy loans also may increase the potential for Lapse if the investment results of the Sub-Accounts to which Cash Surrender Value is allocated is unfavorable.

If the Insured dies while a loan is outstanding, the loan balance, which includes any unpaid interest, will be deducted from the Death Benefit.

See "POLICY LOANS."

Fund Risks. We do not guarantee that a Fund will meet its investment objectives and strategies. Policy Value may increase or decrease depending on the investment performance of the Funds. You bear the risk that those Funds may not meet their investment objectives. A comprehensive discussion of the risks of each Fund may be found in each Fund's prospectus. Please refer to the Funds' prospectuses for more information.

General Account Risks. The Company's general obligations and any guaranteed benefits under the Policy are supported by our General Account (and not by the Variable Account) and are subject to the Company's claims-paying ability. The Fixed Account is part of the General Account. An Owner should look to the financial strength of Protective Life for its claims-paying ability. Assets in the General Account are not segregated for the exclusive benefit of any particular Policy or obligation. General Account assets are also available to the Company's general creditors and the conduct of our routine business activities. For more information on Protective Life's financial strength, you may review our financial statements and/or check our current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the Funds. See also "THE COMPANY AND THE FIXED ACCOUNT — Our General Account."

Potential for Increased Charges and Fees. The Company has the right to increase (up to the maximum amount noted in the fee table) the charges and fees we deduct. See also "FEE TABLES" and "CHARGES AND DEDUCTIONS."

FEE TABLES

The following tables describe the fees, charges and expenses that you will pay when buying, owning, and surrendering the Policy. If the amount of a charge depends on the personal characteristics of the Insured, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a representative Insured with the characteristics set forth in the table. These charges may not be typical of the charges you will pay.

The first table describes the fees, charges and expenses that you will pay at the time that you pay premiums, surrender the Policy, allow the Policy to Lapse, decrease the Face Amount, transfer Policy Value among the Sub-Accounts and to and from the Fixed Account, and make withdrawals.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted — Maximum Guaranteed Charge		Amount Deducted — Current Charge
Premium Expense Charge (consists of the Sales Load and Premium Tax):	Upon receipt of each premium payment	10% of each premium payment		6.0% of each premium payment
Sales Load:(1)	Upon receipt of each premium payment	6.5% of each premium payment		Current: 2.5% of each premium payment up to target and 1.0% of each premium payment in excess of target
Premium Tax:(1)	Upon receipt of each premium payment	3.5% of each premium payment		3.5% of each premium payment
Surrender Charge:	There is no surrender charge associated with your Policy. However, the surrender of your Policy may have tax consequences.
Transfer Fee:(2)	Upon each transfer in excess of 12 in a Policy Year	$10	per transfer	$10	per transfer
Withdrawal Charge:	At the time of each partial withdrawal of Policy Value	$25 deducted from Policy Value for all partial withdrawals after the first made in the same Policy Year.		$25 deducted from Policy Value for all partial withdrawals made after the first made in the same Policy Year.
Change of Death Benefit Option Fee:	Upon change of option	$100 deducted from Policy Value for each change of death benefit option.		$100 deducted from Policy Value for each change of death benefit option.

(1)  The Sales Load and Premium Tax are components of the Premium Expense Charge (and are not in addition to).

(2)  Currently, electronic transfers do not count towards the 12 free transfers; however, we reserve the right, at any time, to charge for electronic transfers in excess of the free transfers allowed. See "CHARGES AND DEDUCTIONS."

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including the Funds' fees and expenses.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted — Maximum Guaranteed Charge	Amount Deducted — Current Charge
Cost of Insurance (per $1,000 Net Amount at Risk):(1)(2)
Minimum and Maximum Charge	On the Policy Effective Date and each Monthly Anniversary Day	$0.01 - $83.33 per $1,000 of Net Amount at Risk	$0.01 - $45.83 per $1,000 of Net Amount at Risk
Charge for a 46 year old male, non-smoker, $550,000, Face Amount, Option 1 (Level Death)	On the Policy Effective Date and each Monthly Anniversary Day	$0.16 per $1,000 of Net Amount at Risk	$0.05 per $1,000 of Net Amount at Risk
Mortality and Expense Risk Charge(3):	On the Policy Effective Date and each Monthly Anniversary Day	0.90% (of average daily net assets) annually	0.28% (of average daily net assets) for Policy Years 1-20, and 0.10% (of average daily net assets) thereafter
Administration Charge:	On the Policy Effective Date and each Monthly Anniversary Day	$10.00	$7.50
Loan Interest Credit Spread:	On each Policy Anniversary, as applicable(4)	1.5%	0.9%
Supplemental Rider and Endorsement Charges:
Term Life Insurance Rider	On the Policy Effective Date and each Monthly Anniversary Day	$0.01 - $83.33 per $1,000 of Net Amount at Risk	$0.01 - $45.83 per $1,000 of Net Amount at Risk
Change of Insured Endorsement	Upon change of insured.	$400 per change.	$400 per change.
TIADB Transaction Charge	Upon invoking the Terminal Illness Accelerated Death Benefit Endorsement	$150	$150

(1)  Cost of insurance charges vary based on individual characteristics such as the Insured's Issue Age, sex and rate (i.e., underwriting) class and the number of years that the Policy has been in force, and the Net Amount at Risk on either the Policy Effective Date or the applicable Monthly Anniversary Day. The charge generally increases with Issue Age. In determining current cost of insurance charges, we may consider a variety of factors, including those unrelated to mortality experience. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy's Schedule will indicate the guaranteed cost of insurance charges applicable to your Policy, and more detailed information concerning your cost of insurance charges is available on request from our Home Office. Also, before you purchase the Policy, you may request personalized illustrations of hypothetical future benefits under the Policy based upon the Issue Age, sex and Premium classification of the Insured, and the Face Amount, planned premiums, and riders requested. The cost of insurance charge shown in the above table has been rounded to the nearest hundredth. See "CHARGES AND DEDUCTIONS". Owners may obtain more information about their particular cost of insurance charge by contacting our Home Office at 888-353-2654.

(2)  The Net Amount at Risk as of any Monthly Anniversary Day is equal to: (a) the Death Benefit discounted at one plus the monthly guaranteed interest rate minus the Policy Value (prior to deducting the Cost of Insurance), if the Death Benefit Option is Death Benefit Option 1 (Level Death Benefit); or, (b) the Death Benefit minus the Policy Value discounted at one plus the monthly guaranteed interest rate, if the Death Benefit Option is Death Benefit Option 2 (Coverage Plus).

(3)  The mortality and expense risk charge is accrued daily and deducted on each Monthly Anniversary Day from the assets in the Sub-Accounts.

(4)  As long as a loan is outstanding, loan interest must be paid in arrears on each Policy Anniversary or, if earlier, on the date of loan repayment, lapse, surrender, termination, or the Insured's death.

FUND EXPENSES

The next item shows the minimum and maximum total operating expenses charged by the Funds that you pay periodically during the time that you own the Policy. Expenses of the Funds may be higher or lower in the future. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

Annual Fund Operating Expenses:

Range of Expenses for the Funds

	Minimum		Maximum
Total Annual Fund Operating Expenses(^) (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.27%	-	2.61	%(*)

(^)  Total Annual Fund Operating Expenses are based in part on estimated amounts for the current fiscal year.

(*)  The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.

For information concerning compensation paid to sales representatives in connection with the sale of the Policies, see "SALE OF THE POLICIES."

THE COMPANY AND THE FIXED ACCOUNT

Protective Life Insurance Company

The Policies are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities and extended service contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2019, Protective Life had total assets of approximately $120.5 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), a U.S. insurance holding Dai-ichi is a top 20 global life insurance company. Dai-ichi's stock is traded on the Tokyo Stock Exchange. As of December 31, 2019, PLC had total assets of approximately $121.1 billion. To find out more information about us, go to www.protective.com.

Our General Account

The assets of our General Account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account, plus any guarantees under the Policy that exceed your Policy Value (such as those that may be associated with the Death Benefit), are paid from our General Account, any amounts that we may pay under the Policy in excess of Variable Account Value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims-paying ability to meet our obligations under the Policy when purchasing a Policy and making investment decisions.

We encourage both existing and prospective Policy Owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis, as required by state regulators, and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements are included in the Statement of Additional Information (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this Prospectus). In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.

The Fixed Account

The Fixed Account consists of assets owned by Protective Life with respect to the Policies, other than those in the Variable Account. Subject to applicable law, Protective Life has sole discretion over the investment of the assets of the Fixed Account. The Fixed Account is part of our General Account. Unlike premiums and Policy Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account. Guarantees of Net Premiums allocated to the Fixed Account, and interest credited thereto, are backed by Protective Life. The Fixed Account Value is calculated daily.

You generally may allocate some or all of your Net Premium and may transfer some or all of your Policy Value to the Fixed Account. However, there are limitations on transfers involving the Fixed Account. Due to these limitations, if you want to transfer all of your Policy Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs. See "TRANSFERS OF POLICY VALUE — Fixed Account Transfers."

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts. The disclosure regarding the Fixed Account is, however, subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Interest Credited on Fixed Account Value. Protective Life guarantees that the interest credited will not be less than the annual guaranteed interest rate shown in your Policy and will never be less than the minimum annual interest rate of 2.00%, for all policies sold under this Prospectus. For purposes of crediting interest, amounts deducted, transferred or withdrawn from the Fixed Account are accounted for on a "first-in-first-out" (FIFO) basis.

Payments from the Fixed Account. Payments from the Fixed Account for an exchange or surrender request may be deferred for up to six months from the date Protective Life receives the Written Notice in Good Order. If a payment from the Fixed Account is deferred for 30 days or more, it will bear interest at a rate of 2% per year (or an alternative rate if required by applicable state insurance law), compounded annually while payment is deferred. Payments of a loan or withdrawal from the Fixed Account are treated as transfers and subject to the transfer limitations out of the Fixed Account.

We may delay the payment of proceeds of any partial withdrawal, surrender, or loan after our receipt of Written Notice in Good Order of your request where the proceeds would be taken from Fixed Account Value.

THE VARIABLE ACCOUNT AND FUNDS

Protective COLI VUL separate account (referred to herein as the Variable Account)

Protective COLI VUL separate account is a separate investment account of Protective Life established under Tennessee law by the board of directors of Protective Life on February 25, 2020. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets of the Company and are not part of Protective Life's General Account. You assume all of the investment risk for premiums and Policy Value allocated to the Sub-Accounts. Your Policy Value in the Sub-Accounts is part of the assets of the Variable Account. Assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that Protective Life conducts. Protective Life may transfer to its General Account any assets of the Variable Account which exceed the reserves and other contract liabilities of the Variable Account (which are always at least equal to the aggregate Variable Account Values under the Policies). Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the reserves and other contract liabilities related to the Policies. Protective Life is obligated to pay all benefits provided under the Policies.

The Company has absolute ownership of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities with respect to the Variable Account are not chargeable with liabilities arising out of any other business the Company may conduct.

The assets of the Variable Account are divided into a series of Sub-Accounts. Each Sub-Account invests exclusively in shares of a corresponding Fund. Any amounts of income, dividends, and gains distributed from the shares of a Fund will be reinvested in additional shares of that Fund at its Net Asset Value Per Share.

When permitted by law, the Company may:

(1)  Restrict premium payments or Transfers into any Sub-Account;

(2)  Transfer assets of one Variable Account to another Variable Account;

(3)  Add new Sub-Accounts to or remove existing Sub-Accounts from the Variable Account or combine Sub-Accounts;

(4)  Make new Sub-Accounts or other Sub-Accounts available to such classes of policies as the Company may determine;

(5)  Close certain Sub-Accounts to allocations of premium payments or transfers of Policy Value;

(6)  Add new Funds or remove existing Funds;

(7)  Substitute a different Fund for any existing Fund if shares of a Fund are no longer available for investment or if the Company determines that investment in a Fund is no longer appropriate in light of the purposes of the Variable Account;

(8)  Deregister the Variable Account under the Investment Company Act of 1940 if such registration is no longer required;

(9)  Operate the Variable Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law;

(10)  Make any changes to the Variable Account or its operations as may be required by the Investment Company Act of 1940 or other applicable law or regulations;

(11)  Create new Variable Accounts; and

(12)  Combine Variable Accounts.

The investment policy of the Variable Account will not be changed without approval pursuant to the insurance laws of the Company's state of domicile. If required, approval of or change of investment policy will be filed with the insurance department of the state where this Policy is delivered.

The values and benefits of this Policy provided by the Variable Account depend on the investment performance of the Funds in which your selected Sub-Accounts are invested. The Company does not guarantee the investment performance of the Funds. The Owner bears the full investment risk for Net Premiums allocated or Policy Value transferred to the Sub-Accounts.

The Variable Account is divided into Sub-Accounts. The income, gains or losses, whether or not realized, from the assets of each Sub-Account are credited to or charged against that Sub-Account without regard to any other income, gains or losses of Protective Life. Each Sub-Account invests exclusively in shares of a corresponding Fund. Therefore, the investment experience of your Policy depends on the experience of the Sub-Accounts you select and not the investment experience of Protective Life's other assets. In the future, the Variable Account may include other Sub-Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus.

The Funds

Each Sub-Account invests in a corresponding Fund. Each Fund is a registered investment company or separate investment series of one of the following registered investment companies:

Fund	Fund Manager/ Investment Adviser	Subadvisors
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco Advisers, Inc.
American Century Variable Portfolios, Inc.	American Century Investment Management, Inc.
American Funds Insurance Series	Capital Research and Management
Blackrock Variable Series Funds, Inc.	BlackRock Advisors, LLC
BNY Mellon Stock Index Fund, Inc.	BNY Mellon Investment Adviser, Inc.
Davis Variable Account Fund, Inc.	Davis Selected Advisers, L.P.
Deutsche DWS Investments VIT Funds	DWS Investment Management Americas, Inc.	Northern Trust Investments, Inc.
Deutsche DWS Variable Series	DWS Investment Management Americas, Inc.
Deutsche DWS Variable Series II	DWS Investment Management Americas, Inc.
Eaton Vance Variable Trust	Eaton Vance Management	Boston Management and Research
Federated Insurance Series	Federated Investment Management Company
Fidelity Variable Insurance Products	Fidelity Management & Research Company	FMR Co., Inc. Strategic Advisors, Inc. Fidelity Investments Money Management, Inc.
Great-West Funds, Inc.	Great-West Capital Management, LLC
Janus Aspen Series	Janus Capital Management LLC
JPMorgan Insurance Trust	J.P. Morgan Investment Management Inc.
Legg Mason Partners Variable Equity Trust	Legg Mason Partners Fund Advisor, LLC	ClearBridge Advisors, LLC
Lord Abbett Series Fund, Inc.	Lord, Abbett & Co. LLC
MFS Variable Insurance Trust	Massachusetts Financial Services Company
MFS Variable Insurance Trust II	Massachusetts Financial Services Company
MFS Variable Insurance Trust III	Massachusetts Financial Services Company
Neuberger Berman Advisers Management Trust	Neuberger Berman Investment Advisers LLC

Fund	Fund Manager/ Investment Adviser	Subadvisors
PIMCO Variable Insurance Trust	Pacific Investment Management Company, LLC.	Research Affiliates, LLC
Pioneer Variable Contracts Trust	Amundi Pioneer Asset Management, Inc
Putnam Variable Trust	Putnam Investment Management, LLC
T. Rowe Price Equity Services, Inc.	T. Rowe Price Associates, Inc.
VanEck VIP Trust	Van Eck Associates Corporation
Victory Variable insurance Funds	Victory Capital Services, Inc.

Fund Investment Objectives. The investment objectives of the Funds are briefly described below:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco Oppenheimer V.I. Main Street Small Cap Fund® , Series I Shares

The Fund seeks capital appreciation.

Invesco V.I. Global Real Estate Fund, Series II Shares

This Fund seeks total return through growth of capital and current income.

Invesco V.I. International Growth Fund, Series I Shares

This Fund seeks long-term growth of capital.

Invesco V.I. Mid Cap Core Equity Fund, Series I Shares

This Fund seeks long-term growth of capital.

American Century Variable Portfolios, Inc.

American Century Investments® VP Capital Appreciation Fund, Class I Shares

This Fund seeks capital growth.

American Century Investments® VP Mid Cap Value Fund, Class I Shares

This Fund seeks long-term capital growth; income is a secondary consideration.

American Century Investments® VP Ultra Fund, Class I Shares

This Fund seeks long-term capital growth.

American Century Investments® VP Value Fund, Class I Shares

This Fund seeks long-term capital growth; income is a secondary consideration.

American Century Variable Portfolios II, Inc.

American Century Investments® VP Inflation Protection Fund, Class II Shares

This Fund seeks long-term total return using a strategy that seeks to protect against U.S. inflation.

American Funds Insurance Series®

IS Global Small Capitalization Fund, Class 2

The Fund's investment objective is to provide long-term growth of capital.

IS Growth Fund, Class 2

The Fund's investment objective is to provide growth of capital.

IS Growth-Income Fund, Class 2

The Fund's investment objectives are to achieve long-term growth of capital and income.

IS International Fund, Class 2

The Fund's investment objective is to provide long-term growth of capital.

IS New World Fund® , Class 2

The Fund's investment objective is long-term capital appreciation.

Blackrock Variable Series Funds, Inc.

BlackRock Global Allocation V.I. Fund, Class I Shares

This Fund seeks high total investment return.

BlackRock High Yield V.I. Fund, Class I Shares

This Fund seeks to maximize total return, consistent with income generation and prudent investment management.

BlackRock 60/40 Target Allocation ETF V.I. Fund, Class I Shares

This Fund seeks to provide total return.

BNY Mellon Stock Index Fund, Inc.

BNY Mellon Stock Index Fund, Initial Shares

This Fund seeks to match the total return of the Standard & Poor's ® 500 Composite Stock Price Index (S&P 500® Index).

Davis Variable Account Fund, Inc.

Davis Financial Portfolio

This Fund seeks long-term growth of capital.

Deutsche DWS Investments VIT Funds

DWS Small Cap Index VIP, Class A Shares

This Fund seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.

Deutsche DWS Variable Series I

DWS Core Equity VIP, Class A Shares

This Fund seeks long-term growth of capital, current income and growth of income.

Deutsche DWS Variable Series II

DWS High Income VIP, Class A Shares

This Fund seeks a high level of current income.

Eaton Vance Variable Trust

Eaton Vance VT Floating-Rate Income Fund, Initial Class Shares

This Fund seeks to provide a high level of current income.

Federated Hermes Insurance Series

Federated High Income Bond Fund II, Primary Class Shares

This Fund seeks high current income.

Fidelity® Variable Insurance Products

VIP Emerging Markets Portfolio, Service Class 2

This Fund seeks capital appreciation.

Fidelity Variable Insurance Products Fund III

Fidelity® Variable Insurance Products Mid Cap Portfolio, Service Class 2

This Fund seeks long-term growth of capital.

Great-West Funds, Inc.

Great-West Ariel Mid Cap Value Fund, Investor Class Shares

This Fund seeks long-term capital appreciation.

Great-West Bond Index Fund, Investor Class Shares

The fund seeks investment results that track the total return of the debt securities that comprise the Bloomberg Barclays U.S. Aggregate Bond Index (the "benchmark index").

Great-West Core Bond Fund, Investor Class Shares

This fund seeks to provide total return, consisting of two components: (1) changes in the market vale of its portfolio holdings (both realized and unrealized appreciation); and (2) income received from its portfolio holdings.

Great-West Emerging Markets Equity Fund, Investor Class Shares

This Fund seeks long-term capital appreciation.

Great-West Global Bond Fund, Investor Class Shares

This Fund seeks current income with capital appreciation and growth of income.

Great-West Government Money Market Fund, Investor Class Shares

This Fund seeks as high a level of current income as is consistent with the preservation of capital and liquidity.

Great-West Inflation-Protected Securities Fund, Investor Class Shares

This Fund seeks real return consistent with the preservation of capital.

Great-West International Index Fund, Investor Class Shares

This Fund seeks investment results, before fees and expenses that track the total return of the common stock that comprise the MSCI EAFE (Europe, Australasia, Far East) Index.

Great-West International Value Fund, Investor Class Shares

This Fund seeks long-term capital growth.

Great-West Large Cap Growth Fund, Investor Class Shares

This Fund seeks long-term growth of capital.

Great-West Large Cap Value Fund, Investor Class Shares

This Fund seeks capital growth and current income.

Great-West Mid Cap Value Fund, Investor Class Shares

This Fund seeks long-term growth of capital.

Great-West Multi-Sector Bond Fund, Investor Class Shares

This Fund seeks high total investment return through a combination of current income and capital appreciation.

Great-West Real Estate Index Fund, Investor Class Shares

This Fund seeks investment results, before fees and expenses, that track the total return of a benchmark index that measures the performance of publicly traded equity real estate investment trusts ("REITs").

Great-West S&P Mid Cap 400 Index Fund, Investor Class Shares

This Fund seeks investment results, before fees and expenses, which track the total return of the common stocks that comprise the Standard & Poor's ("S&P") MidCap 400® Index.

Great-West S&P Small Cap 600 Index Fund, Investor Class Shares

This Fund seeks investment results that track the total return of the common stocks that compise the Standard & Poor's ("S&P") SmallCap 600® Index.

Great-West Short Duration Bond Fund, Investor Class Shares

This Fund seeks maximum total return that is consistent with preservation of capital and liquidity.

Great-West Small Cap Growth Fund, Investor Class Shares

This Fund seeks long-term capital appreciation.

Great-West Small Cap Value Fund, Investor Class Shares

This Fund seeks long-term capital growth.

Great-West T. Rowe Price Mid Cap Growth Fund, Investor Class Shares

This Fund seeks long-term capital appreciation.

Great-West U.S. Government Securities Fund, Investor Class Shares

The Fund seeks the highest level of return consistent with preservation of capital and substantial credit protection.

Great-West Lifetime Funds

Great-West Lifetime 2015 Fund, Investor Class Shares

The Fund seeks income and secondarily, capital growth.

Great-West Lifetime 2020 Fund, Investor Class Shares

The Fund seeks capital appreciation and income consistent with its current asset allocation; after 2020, it seeks income and secondarily capital growth.

Great-West Lifetime 2025 Fund, Investor Class Shares

The Fund seeks capital appreciation and income consistent with its current asset allocation; after 2025, it seeks income and secondarily capital growth.

Great-West Lifetime 2030 Fund, Investor Class Shares

The Fund seeks capital appreciation and income consistent with its current asset allocation; after 2030, it seeks income and secondarily capital growth.

Great-West Lifetime 2035 Fund, Investor Class Shares

The Fund seeks capital appreciation and income consistent with its current asset allocation; after 2035, it seeks income and secondarily capital growth.

Great-West Lifetime 2040 Fund, Investor Class Shares

The Fund seeks capital appreciation and income consistent with its current asset allocation; after 2040, it seeks income and secondarily capital growth.

Great-West Lifetime 2045 Fund, Investor Class Shares

The Fund seeks capital appreciation and income consistent with its current asset allocation; after 2045, it seeks income and secondarily capital growth.

Great-West Lifetime 2050 Fund, Investor Class Shares

The Fund seeks capital appreciation and income consistent with its current asset allocation; after 2050, it seeks income and secondarily capital growth.

Great-West Lifetime 2055 Fund, Investor Class Shares

The Fund seeks capital appreciation and income consistent with its current asset allocation; after 2055, it seeks income and secondarily capital growth.

Great-West Lifetime 2060 Fund, Investor Class Shares

The Fund seeks capital appreciation and income consistent with its current asset allocation; after 2060, it seeks income and secondarily capital growth.

Great-West Profile Funds

Great-West Aggressive Profile Fund, Investor Class Shares

The Fund seeks long-term capital appreciation primarily through investments in underlying funds that emphasize equity investments.

Great-West Conservative Profile Fund, Investor Class Shares

The Fund seeks capital preservation primarily through investments in underlying funds that emphasize fixed income investments.

Great-West Moderate Profile Fund, Investor Class Shares

The Fund seeks long-term capital appreciation primarily through investments in underlying funds with a relatively equal emphasis on equity and fixed income investments.

Great-West Moderately Aggressive Profile Fund, Investor Class Shares

The Fund seeks long-term capital appreciation primarily through investments in underlying funds that emphasize equity investments and, to a lesser degree, in underlying funds that emphasize fixed income investments.

Great-West Moderately Conservative Profile Fund, Investor Class Shares

The Fund seeks income and capital appreciation primarily through investments in underlying funds that emphasize fixed income investments and, to a lesser degree, in underlying funds that emphasize equity investments.

Janus Aspen Series

Janus Henderson VIT Balanced Portfolio, Institutional Shares

This Fund seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

Janus Henderson VIT Enterprise Portfolio, Institutional Shares

This Fund seeks long-term growth of capital.

Janus Henderson VIT Flexible Bond Portfolio, Institutional Shares

This Fund seeks to obtain maximum total return, consistent with preservation of capital.

Janus Henderson VIT Forty Portfolio, Institutional Shares

This Fund seeks long-term growth of capital.

Janus Henderson VIT Global Technology and Innovation Portfolio, Institutional Shares

This Fund seeks long-term growth of capital.

JPMorgan Insurance Trust

JPMorgan Insurance Trust Small Cap Core Portfolio, Class 1 Shares

This Fund seeks capital growth over the long term.

JPMorgan Insurance Trust U.S. Equity Portfolio, Class 1 Shares

This Fund seeks high total return.

Legg Mason Partners Variable Equity Trust

ClearBridge Variable Mid Cap Portfolio, Class I

This Fund seeks long-term growth of capital.

ClearBridge Variable Small Cap Growth Portfolio, Class I

This Fund seeks long-term growth of capital.

Lord Abbett Series Fund, Inc.

Total Return Portfolio, Class VC Shares

The Fund seeks income and capital appreciation to produce a high total return.

MFS® Variable Insurance Trust

MFS® Growth Series, Initial Class Shares

This Fund seeks capital appreciation.

MFS® Mid Cap Growth Series, Initial Class Shares

The Fund seeks capital appreciation.

MFS® Research Series, Initial Class Shares

This Fund seeks capital appreciation.

MFS® Total Return Bond Series, Initial Class Shares

This Fund seeks total return with an emphasis on current income, but also considering capital appreciation.

MFS® Value Series, Initial Class Shares

This Fund seeks capital appreciation.

MFS® Variable Insurance Trust II

MFS® International Growth Portfolio, Initial Class Shares

The Fund seeks capital appreciation.

MFS® Variable Insurance Trust III

MFS® Blended Research® Small Cap Equity Portfolio, Initial Class Shares

The Fund seeks capital appreciation.

MFS® Global Real Estate Portfolio, Initial Class Shares

The Fund seeks total return.

MFS® Mid Cap Value Portfolio, Initial Class Shares

The Fund seeks capital appreciation.

Neuberger Berman Advisers Management Trust

Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio, Class I Shares

The Fund seeks growth of capital.

Neuberger Berman AMT Sustainable Equity Portfolio, Class I Shares

The Fund seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's environmental, social, and governance (ESG) criteria.

PIMCO Variable Insurance Trust

CommodityRealReturn® Strategy Portfolio, Administrative Class Shares

The Portfolio seeks maximum real return, consistent with prudent investment management.

Global Bond Opportunities Portfolio, Administrative Class Shares

The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

High Yield Portfolio, Administrative Class Shares

The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

Low Duration Portfolio, Administrative Class Shares

This Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

Real Return Portfolio, Administrative Class Shares

This Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.

Total Return Portfolio, Administrative Class Shares

This Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

Pioneer Variable Contracts Trust

Pioneer Real Estate Shares VCT Portfolio, Class I Shares

The Fund seeks long-term growth of capital; current income is a secondary objective.

Putnam Variable Trust

Putnam VT Equity Income Fund, Class IA Shares

The Fund seeks capital growth and current income.

Putnam VT Global Asset Allocation Fund, Class IA Shares

The Fund seeks long-term return consistent with preservation of capital

Putnam VT Global Equity Fund, Class IA Shares

The Fund seeks capital appreciation

Putnam VT Growth Opportunities Fund, Class IA Shares

The Fund seeks capital appreciation

Putnam VT High Yield Fund, Class IA Shares

The Fund seeks high current income.

Putnam VT Income Fund, Class IA Shares

The Fund seeks high current income consistent with what the manager believes to be prudent risk.

Putnam VT International Value Fund, Class IA Shares

The Fund seeks capital appreciation and, as a secondary objective, current income

Putnam VT Research Fund, Class IA Shares

The Fund seeks capital appreciation

Putnam VT Small Cap Value Fund, Class IA Shares

The Fund seeks capital appreciation

Putnam VT Sustainable Future Fund, Class IA Shares

The Fund seeks capital appreciation and, as a secondary objective, current income.

T. Rowe Price Equity Series, Inc

T. Rowe PriceBlue Chip Growth Portfolio, Portfolio-II Class Shares

The Fund seeks to provide long-term capital growth; income is a secondary objective.

VanEck VIP Trust

VanEck VIP Global Hard Assets Fund, Initial Class Shares

This Fund seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

Victory Variable Insurance Funds

Victory RS Small Cap Growth Equity VIP Series, Class I Shares

The Fund seeks long-term capital growth.

You should contact your representative for further information on the availability of the Divisions.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectuses for the Funds and the current Statement of Additional Information for each of the Funds. You may obtain a prospectus or a Statement of Additional Information for any of the Funds by contacting Protective Life or by asking your financial professional. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Net Premiums or transfers among the Sub-Accounts.

Selection of Funds

We select the Funds offered through the Policies based on several criteria, including the following:

1.  asset class coverage;

2.  the strength of the investment adviser's (or sub-adviser's) reputation and tenure;

3.  brand recognition;

4.  performance;

5.  the capability and qualification of each investment firm; and

6.  whether our distributors are likely to recommend the Funds to Policy Owners.

Another factor we consider during the selection process is whether the Fund, its adviser, its sub-adviser, or an affiliate will make payments to us or our affiliates. Such payments create a conflict of interest for us because we have an incentive to offer Funds (or classes of shares of Funds) for which such payments and fees are available to us. For a more detailed discussion of these payments and the potential conflicts of interest, see "PAYMENTS WE RECEIVE." We also consider whether the Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Policies. For a discussion of these arrangements, see "Certain Payments We Receive with Regard to the Funds." We review each Fund periodically after it is selected. Upon review, we may remove a Fund or restrict allocation of additional Premium payments and/or transfers of Policy Value to a Fund if we determine the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant Policy Owner assets. We do not recommend or endorse any particular Fund, and we do not provide investment advice.

Other Information About the Funds

Shares of these Funds are offered only to: (1) the Variable Account, (2) other separate accounts of Protective Life supporting variable annuity contracts or variable life insurance policies, (3) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and (4) certain qualified retirement plans. Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

For a discussion of the potential conflicts of interest that may arise as a result of the sale of Fund shares to separate accounts that support variable annuity contracts, variable life insurance policies and certain qualified pension and retirement plans as well as the sale of Fund shares to the separate accounts of insurance companies that are not affiliated with Protective Life, see the prospectuses for the Funds. Fund shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. YOU MAY OBTAIN A PROSPECTUS AND, IF AVAILABLE, A FUND SUMMARY, CONTAINING COMPLETE INFORMATION ON EACH FUND, WITHOUT CHARGE, UPON REQUEST BY CONTACTING US AT 1-888-353-2654. If you received a summary prospectus for a Fund, please follow the directions on the first page of the summary prospectus to obtain a copy of the Fund's prospectus. See the prospectus for each Fund for details about that Fund.

There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.

Certain Payments We Receive with Regard to the Funds from Advisers and/or Distributors

We (and our affiliates) may receive payments from the Funds' advisers, sub-advisers, distributors, or affiliates thereof (collectively, "Fund Sponsors"). These payments are negotiated and thus differ by Fund (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. These payments are made for various purposes, including payment for services provided and expenses incurred by us (and our affiliates) in promoting, marketing, distributing, and administering the Policies; and, for our role as intermediary to the Funds. We (and our affiliates) may profit from these payments. These payments may be derived from revenue sharing arrangements paid from the legitimate profits of Fund Sponsors or 12b-1 fees deducted from Fund assets. For a more detailed discussion of these payments and the potential conflicts of interest, see "PAYMENTS WE RECEIVE."

Addition, Deletion, or Substitution of Investments

The assets of the Variable Account are divided into a series of Sub-Accounts. Each Sub-Account invests exclusively in the shares of a corresponding Fund. Protective Life may add new Sub-Accounts to or remove existing Sub-Accounts from the Variable Account or combine Sub-Accounts. If the shares of a Fund are no longer available for investment or further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares of that Fund and substitute shares of another Fund. Substituted Funds may have higher fees and expenses or may be available only to certain classes of purchasers. Protective Life will not substitute any shares without notice and any necessary approval of the SEC and state insurance authorities.

Subject to applicable law and any required SEC approval, Protective Life may establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owner(s) or may be closed to certain classes of purchasers. Protective Life may prohibit the allocation of Net Premium and transfer of Policy Value to a Sub-Account.

If any of these substitutions or changes are made, Protective Life may by appropriate endorsement change the Policy to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s), the Variable Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Protective Life separate accounts, or its assets may be transferred to other Protective Life separate accounts, subject to any required Owner and/or regulatory approval. Protective Life may make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.

Voting Fund Shares

Protective Life is the legal owner of Fund shares held by the Sub-Accounts and has the right to vote on all matters submitted to shareholders of the Funds. However, in accordance with applicable law, Protective Life will vote shares held in the Sub-Accounts at meetings of shareholders of the Funds in accordance with instructions received from Owners with Policy Value in the Sub-Accounts. However, if the law changes to allow the Company to vote the shares in its own right, the Company may decide to do so.

Protective Life will send or make available to Owners voting instruction forms and other voting materials (such as Fund proxy statements, reports and other proxy materials) prior to shareholders meetings. The number of votes as to which an Owner may give instructions is calculated separately for each Sub-Account and may include fractional votes.

An Owner holds a voting interest in each Sub-Account to which Policy Value is allocated under his or her Policy. Owners only have voting interests while the Insured is alive. The number of votes for which an Owner may give instructions is based on the Owner's percentage interest of a Sub-Account determined as of the date established by the Fund for determining shareholders eligible to vote at the meeting of that Fund.

It is important that each Owner provide voting instructions to Protective Life because Shares as to which no timely instructions are received and shares held directly by Protective Life are voted by Protective Life in proportion to the voting instructions that are received with respect to all Policies participating in a Sub-Account. As a result, a small number of Owners may control the outcome of a vote.

Protective Life may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove the investment management agreement or an investment advisory agreement. In addition, Protective Life may under certain circumstances disregard voting instructions that would require changes in the investment management agreement, investment manager, an investment advisory agreement or an investment adviser of one or more of the Funds, provided that Protective Life reasonably disapproves of such changes in accordance with applicable regulations under the 1940 Act. If Protective Life ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report.

THE POLICY

Purchasing a Policy

For insurance coverage to take effect under a Policy, you must submit a completed application and at least the minimum initial premium payment through a licensed representative of Protective Life who is also a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. Protective Life requires satisfactory evidence of the insurability, which may include a medical examination of the Insured. Generally, Protective Life will issue a Policy covering an Insured up to age 75 if Evidence of Insurability satisfies Protective Life's underwriting rules. No Policy will be issued to an Insured under the age of 20 years. Minimum age requirements may apply. Acceptance of an application depends on Protective Life's underwriting rules, and Protective Life may reject an application for any reason. Applicants must be acceptable risks based on our applicable underwriting limits and standards. We will not issue a Policy until the underwriting process has been completed to our satisfaction. We reserve the right to reject an application for any lawful reason or to "rate" an Insured as a substandard risk, which will result in increased cost of insurance rates. The cost of insurance rate also may vary depending on the type of underwriting we use. A Policy is issued after Protective Life approves the application. Payment of Premium is not a requirement to issue a Policy but your insurance will not take effect until you pay your minimum initial premium. Premium may be collected at the time of Policy delivery. We generally do not accept premium payments before approval of an application; however, at our discretion, we may elect to do so. We will not credit interest or allocate your premium payment for the period while your application is in underwriting.

Insurance coverage under a Policy begins on the Policy Effective Date.

In order to obtain a more favorable Issue Age, Protective Life may permit the Owner to "backdate" a Policy by electing a Policy Effective Date up to six months prior to the date of the original application, subject to state requirements (3 months in Ohio, not allowed in Montana). Charges for the Monthly Deduction for the backdated period are deducted as of the Policy Effective Date.

The Owner of the Policy may exercise all rights provided under the Policy. By Written Notice received by Protective Life at the Home Office while the Insured is living, the Owner may name a contingent Owner or a new Owner. A change in Owner may have tax consequences. See "TAX CONSIDERATIONS — Other Considerations."

Fees, charges and benefits available under the Policy may vary depending on the state in which the Policy is issued.

Cancellation Privilege

You may cancel your Policy for a refund during the Cancellation Period by returning it to Protective Life's Home Office, or to the sales representative who sold it along with a written cancellation request. The Cancellation Period is determined by the law of the state in which the application is signed and is shown in Appendix B. In most states it expires at the latest of

1.  10 days after you receive your Policy, or

2.  45 days after you sign your application.

Return of the Policy by mail is effective upon receipt by Protective Life. We will treat the Policy as if it had never been issued. In states that require us to return Policy Value if you cancel your Policy, Net Premium will be allocated to the Sub-Accounts you select on your application. In those states, we will refund your Policy Value (less surrenders, withdrawals and distributions) as of the date we received your cancellation request. This amount may be higher or lower than your premium payments depending on the investment performance of the Sub-Accounts you selected, which means you bear the investment risk until we receive your Policy and notice of cancellation. In those states that require us to return your premium, we will refund the greater of the Policy Value or the premium paid plus any fees and charges, less any withdrawals and distributions already made. For a list of states which require return of premium please refer to Appendix B.

Where state laws provide for the Company to refund the Premium if the Policy is cancelled during the right to cancel period, the Company reserves the right to allocate the Premiums to the Money Market Sub-Account.

Age Requirements

An Insured's Issue Age must be between 20 and 75 for Policies issued on a fully underwritten basis and between 20 and 70 for Policies issued on a guaranteed underwriting or a simplified underwriting basis.

Changes in the Policy or Benefits

At any time Protective Life may make such changes in the Policy as are necessary to assure compliance with any applicable laws or with regulations or rulings issued by a government agency. This includes, but is not limited to, changes necessary to comply at all times with the definition of life insurance prescribed by the Internal Revenue Code. Any such changes will apply uniformly to all affected Policies, and Owners will receive notification of such changes.

Specialized Uses of the Policy

Because your Policy provides for an accumulation of Policy Values as well as Death Benefit, you may wish to use it for various individual and business planning purposes. Purchasing the Policy in part for such purposes may involve certain risks. For example, if the investment performance of the Sub-Accounts is poorer than expected or if sufficient premiums are not paid, the Policy may Lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy Loans may significantly affect current and future Policy Value, Cash Surrender Value or Death Benefit Proceeds. The Policy is designed to provide benefits on a long-term basis. Before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. See "TAX CONSIDERATIONS — Other Considerations."

PREMIUMS

Minimum Initial Premium. The minimum initial premium required depends on a number of factors, including the age, sex and Premium class of the proposed Insured, the Initial Face Amount requested by the applicant, any supplemental riders and endorsements requested by the applicant and the planned periodic premiums that the applicant selects. Consult your sales representative for information about the initial premium required for the coverage you desire.

Periodic Premiums. The Company may recommend a periodic Premium amount. The actual amount of Premium needed may change, depending on the number of Premium payments made, changes in coverage, investment experience, monthly risk rate, and partial withdrawals and policy loans made. While you are not required to make additional premium payments according to a fixed schedule, you may select a periodic premium schedule and corresponding billing period, subject to our limits. We will send you reminder notices for the periodic premium, unless you request to have reminder notices suspended. You are not required, however, to pay the periodic premium; you may increase or decrease the periodic premium subject to our limits, and you may skip a payment or make unscheduled payments. Depending on the investment performance of the Funds you select, the periodic premium may not be sufficient to keep your Policy in force, and you may need to change your premium payment schedule or make additional payments in order to prevent termination of your Policy.

Additional, Unscheduled Premiums. You may pay additional, unscheduled premium payments to us in the amounts and at the times you choose, subject to the limitations described below. To find out whether your premium payment has been received, contact us at the Home Office address or telephone number shown on the first page of this Prospectus. We reserve the right to limit the number of premium payments we accept on an annual basis. No premium payment may be less than $100 per Policy without our consent, although we will accept a smaller premium payment if necessary to keep your Policy in force. We reserve the right to restrict or refuse any premium payments that exceed the Initial premium amount shown on your Policy.

Protective Life reserves the right to limit the amount and frequency of periodic premiums and additional premium under the Policy or the amount and frequency of Net Premiums that may be allocated to the Fixed Account at any time. Protective Life also reserves the right to refuse to accept such additional premium under the Policy or allocate additional Net Premium to the Fixed Account at any time without prior notice. In all cases, Protective Life will accept additional premium necessary to prevent the Policy from lapsing.

Premium Limitations. Premiums are accepted until Attained Age of 121. Premiums may be paid by any method acceptable to Protective Life. If by check, the check must be from an Owner (or the Owner's designee other than a sales representative), payable to Protective Life, and be dated prior to its receipt at the Home Office.

Additional limitations apply to premiums. Premium payments must be at least $100 and must be remitted to the Home Office although we will accept a smaller premium payment if necessary to keep your Policy in force.

We also reserve the right not to accept a premium payment that causes the Death Benefit to increase by an amount that exceeds the premium received. Evidence of Insurability satisfactory to us may be required before we accept any such premium. Protective Life also reserves the right to limit the amount and frequency of any premium payment. See "TAX CONSIDERATIONS" and the discussion of Cash Value Accumulation Test under "DEATH BENEFIT PROCEEDS." If the Death Benefit is based on the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule, the Company reserves the right to refund the portion of any premium or Cash Value which causes the Death Benefit to be based on such factors. Protective Life will also monitor Policies and will notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Code, if applicable. See "TAX CONSIDERATIONS."

Premium Payments Upon Increase in Face Amount. Depending on the Policy Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium payment may be necessary to keep the Policy in force or a change in the amount of planned periodic premiums may be advisable. You will be notified if a premium payment is necessary or a change is appropriate.

Net Premium Allocations

You must indicate in the application how Net Premiums are to be allocated to the Sub-Accounts and/or to the Fixed Account. These allocation instructions apply to both initial and subsequent Net Premiums. You may change the allocation instructions in effect at any time until Attained Age of 121 by Written Notice to Protective Life at the Home Office or by emailing us at GWExecBenefits@protective.com

Whole percentages must be used. The sum of the allocations to the Sub-Accounts and the Fixed Account must be equal to 100% of any Net Premiums. Protective Life reserves the right to establish (i) a limitation on the number of Sub-Accounts to which Net Premiums may be allocated and/or (ii) a minimum allocation requirement for the Sub-Accounts and the Fixed Account.

Where state laws provide for the Company to refund premium if the Policy is cancelled during the right to cancel period, the Company reserves the right to allocate your premium to the Money Market Sub-Account until the expiration of the number of days in the Cancellation Period plus 6 days starting from the date that the Policy is mailed from the Home Office. Thereafter, the Policy Value in the Money Market Sub-Account and all Net Premiums will be allocated according to your allocation instructions then in effect.

If Protective Life receives a premium payment at the Home Office before 3:00 P.M. Central Time, Protective Life will process the payment as of the Valuation Date it is received. Protective Life processes premium payments received at the Home Office at or after 3:00 P.M. Central Time as of the next Valuation Date. However, premium will not be accepted in connection with an increase in Face Amount until underwriting has been completed. When approved, Net Premium received will be allocated in accordance to your allocation instructions then in effect.

Unless designated by the Owner as a loan repayment, premiums received from Owners (other than planned periodic premiums) are treated as unscheduled premiums.

Protective Life reserves the right to limit the amount and frequency of planned periodic premiums and additional unscheduled premiums (each and "additional premium") under the Policy or the amount and frequency of Net Premiums that may be allocated to the Fixed Account at any time and to refuse to accept such additional premium under the Policy or allocate additional Net Premium to the Fixed Account at any time without prior notice. In all cases, Protective Life will accept additional premium necessary to prevent the Policy from lapsing. Protective Life will notify the Owner that a premium payment, whether a planned periodic premium or additional premium, may result in a Policy becoming a Modified Endowment Contract ("MEC").Protective Life reserves the right not to accept a premium that will cause the Policy to become a MEC, unless otherwise instructed by the Owner.

If mandated by law, we may reject a premium payment. We may also provide information about you and your account to a government regulator.

CALCULATION OF POLICY VALUE

Variable Account Value

Each premium less any expense charge will be credited to the Policy Value on the date received at the Home Office. On the Monthly Anniversary Day, a deduction will be made for the cost of insurance. Variable Account Value reflects the investment experience of the Sub-Accounts to which it is allocated, any premiums allocated to the Sub-Accounts, transfers in or out of the Sub-Accounts (including loans), any withdrawals of Variable Account Value and Monthly Deductions. There is no guaranteed minimum Variable Account Value. A Policy's Variable Account Value therefore depends upon a number of factors.

The Variable Account Value for a Policy at any time is the sum of the Sub-Account Values for the Policy on the Valuation Date most recently completed.

Determination of Units

For each Sub-Account, the Net Premium(s) or unloaned Policy Value transferred are converted into units. The number of units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the unit for that Sub-Account for the Valuation Date on which the Net Premium(s) or transferred amount is invested in the Sub-Account. Therefore, Net Premiums allocated to or amounts transferred to a Sub-Account under a Policy increase the number of units of that Sub-Account credited to the Policy.

Determination of Unit Value

The unit value at the end of every Valuation Date is the unit value at the end of the previous Valuation Date times the Net Investment Factor, as described below. The Sub-Account Value for a Policy is determined on any day by multiplying the number of units attributable to the Policy in that Sub-Account by the unit value for that Sub-Account on that day as further described below.

Sub-Account Value

The Sub-Account Value is the total dollar amount of all units credited to the Owner's Policy under each of the Sub-Accounts and excluding the Fixed Account, if applicable. Each Sub-Account's Value is equal to the sum of:

•  The net asset value of the Fund(s) in the Sub-Account at the last Valuation Date;

•  Any Premium, less expense charges deducted from Premiums received during the current Valuation Period which is allocated to the Sub-Account;

•  Any policy loan repayment amount allocated to the Sub-Account;

•  All values transferred to the Sub-Account;

•  Any net investment return allocated to the Sub-Account.

  Minus the following:

•  All values transferred to another Sub-Account, the Fixed Account if applicable, and Policy Debt taken from the Sub-Account during the current Valuation Period;

•  All partial withdrawals from the Sub-Account during the current Valuation Period;

•  Monthly Deductions;

•  An amount for transaction charges, if any, Transfer fees and change of death benefit option fee if these fees are deducted from the Sub-Accounts.

Net Investment Factor

The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a Net Investment Factor for each Valuation Period which may be greater or less than one. Therefore, the value of a unit may increase or decrease. The Net Investment Factor for any Valuation Period is determined by dividing (1) by (2), where:

(1)  Is the net result of:

a.  The net asset value per share of the Fund(s) held in the Sub-Account, determined as of the end of the current Valuation Period; plus

b.  The per share amount of any dividend (or, if applicable, capital gain distributions) made by the Fund(s) to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; minus or plus

c.  A per share charge or credit for any taxes incurred by or reserved for the Fund(s), which is determined by the Company to have resulted from the operations of the Sub-Account.

(2)  Is the net result of:

a.  The net asset value per share of the Fund(s) held in the Sub-Account, determined at the end of the last Valuation Period.

The Company will deduct from the assets of the Sub-Account(s) all fees and expenses incurred in connection with the operation of the Sub-Account(s).

Fixed Account Value

The Fixed Account Value under a Policy at any time is equal to the sum of:

•  the Net Premium(s) allocated to the Fixed Account; plus

•  Sub-Account Value transferred to the Fixed Account; plus

•  interest credited to the Fixed Account.

  MINUS the following

•  The portion of any accrued Policy fees and charges allocated to the Fixed Account;

•  An amount for the cost of insurance (as defined in the "Cost of Insurance" provision of the Policy) deducted from the Fixed Account on the Monthly Anniversary Day;

•  An amount for transaction charges, Transfer fees and change of death benefit option fee deducted from the Fixed Account;

•  Partial withdrawals from the Fixed Account including any applicable partial withdrawal charges; and

•  Transfers from the Fixed Account.

See "THE COMPANY AND THE FIXED ACCOUNT — The Fixed Account," for a discussion of how interest is credited to the Fixed Account.

DEATH BENEFIT PROCEEDS

As long as the Policy remains in force, Protective Life will pay the Beneficiary the Death Benefit Proceeds upon receipt at the Home Office of Due Proof of Death of the Insured. Protective Life may require return of the Policy. The Death

Benefit Proceeds are paid to the primary Beneficiary or a contingent Beneficiary. The Owner may name one or more primary or contingent Beneficiaries. Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. If no Beneficiary survives the Insured, the Death Benefit Proceeds are paid to the Owner or the Owner's estate. Death Benefit Proceeds are paid in a lump sum or under a settlement option that the Company is then offering. Payment of the Death Benefit Proceeds may have tax consequences. See "TAX CONSIDERATIONS — Tax Treatment of Life Insurance Death Benefit Proceeds."

Please note that any Death Benefit payment we make in excess of the Variable Account Value, including payments under any rider, is subject to our financial strength and claims-paying ability.

Limits on Policy Rights

Incontestability. Unless fraud is involved, Protective Life will not contest the Policy, or any supplemental rider or endorsement, after the Policy, rider, or endorsement has been in force during the Insured's lifetime for two years from the Policy Effective Date or the effective date of the rider or endorsement. Likewise, unless fraud is involved, Protective Life will not contest an increase in the Face Amount with respect to statements made in the Evidence of Insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.

Suicide Exclusion. If the Insured dies by suicide, while sane or insane, within two years after the Policy Effective Date, the Death Benefit will be limited to the premium payments made before death, less any Policy Debt, liens (including accrued interest) and any withdrawals. If the Face Amount is increased and if the Insured commits suicide, while sane or insane, within 2 years from the effective date of any increase, the Company will pay the cost of insurance paid for the amount of increase. The Face Amount of the Policy will be reduced to the Face Amount that was in effect prior to the increase. The Company will not pay any portion of the increased Face Amount, other than the Death Benefit (and only if it is greater than the Face Amount prior to the increase).

The Company reserves the right to request and obtain evidence as to the manner and/or cause of the Insured's death.

Misstatement of Age or Sex. If the Insured's age or sex (in non-unisex states) has been misstated in the application for the Policy or in any application for supplemental riders or endorsements, the Death Benefit under the Policy or such supplemental riders or endorsements is the amount which would have been provided by the most recent cost of insurance charge, and the cost of such supplemental riders or endorsements, at the correct age and sex. The applicable factor used in determining the Death Benefit shall be the factor required by Section 7702 of the Code reflecting the Insured's correct age and/or sex.

If the age is misstated in such a way that the Insured was not eligible for coverage under the Policy, a mortality charge and benefit will be extrapolated.

Calculation of Death Benefit Proceeds

The Death Benefit Proceeds are equal to the Death Benefit calculated as of the date of the Insured's death, less (1) any Policy Debt on that date and any liens for payments made under an accelerated death benefit rider or endorsement (including any accrued interest), and less (2) any past due Monthly Deductions.

The calculation of the Death Benefit depends on the Death Benefit Option elected.

Federal Tax Compliance Test. Under Section 7702 of the Internal Revenue Code, a Policy will generally be treated as life insurance for federal tax purposes if, at all times, it satisfies the Cash Value Accumulation Test.

The Cash Value Accumulation Test ("CVAT") does not have a premium limit, but does require that the Death Benefit be at least a certain percentage (varying based on the Attained Age, sex and Premium class of the Insured) of the Cash Value.

The Death Benefit Option you choose will also affect the amount of your Death Benefit.

Under Death Benefit Option 1, your Death Benefit will generally be the Face Amount. Under Death Benefit Option 2, your Death Benefit will always vary with the Policy Value. However, the Death Benefit may vary based on the Cash Value if the minimum Death Benefit is greater than the Face Amount under the Death Benefit Option 1 or the Face Amount plus the Policy Value under Death Benefit Option 2. See "Death Benefit Options" for detailed information about each Death Benefit Option.

You should consult your tax advisor or registered representative for more information about which death benefit option you should choose in light of your specific goals and circumstances.

The Death Benefit Proceeds are payable when Protective Life receives a properly completed claim form and Due Proof of Death of the Insured while the Policy is in force. The Death Benefit Proceeds will be paid to the Beneficiary, or Beneficiaries, in a lump sum, unless a Settlement Option currently being offered by the Company is selected. If there is more than one Beneficiary, each Beneficiary must submit instructions in Good Order specifying the manner in which they wish to receive their portion of the Death Benefit Proceeds. The Death Benefit Proceeds are determined as of the date of the Insured's death and are moved to the General Account until payment is made. Protective Life will pay interest on the Death Benefit Proceeds payable to each Beneficiary determined in accordance with applicable state law to the date of payment.

Death Benefit Options

The Policy has two Death Benefit options.

Option 1. The "Level Death" Option. Under this option, the death benefit is the greater of —

•  the Policy's Total Face Amount shown on the Policy Schedule, less any partial withdrawals; or

•  the Cash Value on the Insured's date of death multiplied by the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule for the Insured's age at date of death.

This death benefit option should be selected if you want to minimize your cost of insurance.

Option 2. The "Coverage Plus" Option. Under this option, the death benefit is the greater of —

•  The Total Face Amount shown on the Policy Schedule, plus the Policy Value on the Insured's date of death; or,

•  the Cash Value on the Insured's date of death multiplied by the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule for the Insured's age at date of death.

This death benefit option should be selected if you want to maximize your death benefit.

Your Cash Value and Death Benefit fluctuate based on the performance of the investment options you select and the expenses and deductions charged to your account. The Cash Value includes the Return of Expense Charge Benefit, if applicable, and thus the amount of this benefit can affect the amount of the Death Benefit.

There is no minimum Death Benefit guarantee associated with this Policy.

Examples of Death Benefit calculations for both Death Benefit Options are found in Appendix A.

Changing Death Benefit Options

The Owner must indicate a Death Benefit Option in the application for the Policy. On or after the first Policy Anniversary, but not more than once each Policy Year, the Owner may change the Death Benefit Option on the Policy subject to the following rules. The request must be received in writing in Good Order at the Home Office. After any change, the Face Amount must be at least $100,000. The effective date of the change will be the Monthly Anniversary Day that coincides with or next follows the day that Protective Life approves the request. Protective Life may require satisfactory Evidence of Insurability. All changes must be approved by Protective Life at the Home Office before they will be effective. Any change will be effective on the Monthly Anniversary following the date the Company approves the Request. Protective Life reserves the right to decline to change the Death Benefit Option if after the change the Death Benefit would not be based on the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule.

When a change from Option 1 to Option 2 is made, the Face Amount after the change is effected will be equal to the Face Amount before the change less the Policy Value on the effective date of the change. When a change from Option 2 to Option 1 is made, the Face Amount after the change will be equal to the Face Amount before the change is effected plus the Policy Value on the effective date of the change.

There is a maximum fee of $100 for change of death benefits as stated in the Policy Schedule.

Changing the Face Amount

The Owner may request a change in the Face Amount of the Policy at any time within certain limits. The request must be received in writing in Good Order at the Home Office.

Increasing the Face Amount. Any increase in the Face Amount must be at least $25,000 and an application must be submitted in Good Order. Protective Life will require satisfactory Evidence of Insurability. In addition, the Insured's current Attained Age must be less than the maximum Issue Age for the Policies, as determined by Protective Life from time to time. A change in periodic premiums may be advisable. See "PREMIUMS — Premium Payments Upon Increase in Face Amount." The increase in Face Amount will become effective as of the Monthly Anniversary Day following the date that Protective Life approves the request for the increase, and the Policy Value will be adjusted to the extent necessary to reflect a Monthly Deduction as of the effective date based on the increase in Face Amount.

Each increase to the Face Amount is considered to be a new segment to the Policy. When an increase is approved, Net Premium is allocated against the original Policy segment up to the seven-pay Premium limit established on the Issue Date. Any excess Net Premium is then allocated toward the new segment. Each segment will have a separate target Premium associated with it. The expense charge applied to Net Premium is higher up to target and lower for Net Premium in excess of the target as described in detail in the "CHARGES AND DEDUCTIONS" section of this Prospectus. The expense charge formula will apply to each segment based on the target Net Premium for that segment. In addition, each segment will have a new incontestability period and suicide exclusion period as described in the "DEATH BENEFIT PROCEEDS — Limits on Policy Rights" section of this Prospectus.

Increasing the Face Amount of the Policy may increase the Death Benefit and may have the effect of increasing monthly cost of insurance charges. Increasing the Face Amount may also have tax consequences. See "TAX CONSIDERATIONS." Please consult your tax advisor.

Decreasing the Face Amount. The minimum decrease in the Face Amount is $25,000 and a request must be submitted in Good Order. The decrease in Face Amount will become effective on the Monthly Anniversary Day following the date that Protective Life approves the request for the decrease. If the decrease would cause the Death Benefit to be based on the applicable factor in the Table of Death Benefit Factors shown in the Policy Schedule, Protective Life reserves the right to decline or limit the amount of such decrease. Although Protective Life will attempt to notify an Owner if a decrease in the Face Amount will cause a Policy to be considered a modified endowment contract under Section 7702A of the Code, we will not automatically return premium. See "TAX CONSIDERATIONS — Policies That Are MECs." Decreasing the Face Amount also may have other tax consequences. See "TAX CONSIDERATIONS — Certain Distributions Required by the Tax Law in the First 15 Policy Years."

The Face Amount after any decrease must be at least $100,000. If the Initial Face Amount of the Policy has been increased prior to the requested decrease, then the decrease will first be applied against any previous increases in Face Amount in the reverse order in which they occurred.

Decreasing the Face Amount of the Policy may reduce the Death Benefit and may have the effect of decreasing monthly cost of insurance charges.

Settlement Options

The Death Benefit payable on the Insured's death will be paid in a lump sum unless the Owner elects to receive all or a portion of the Death Benefit Proceeds under a settlement option that the Company is then offering. See TAX CONSIDERATIONS — Tax Treatment of Life Insurance Death Benefit Proceeds.

Escheatment of Death Benefit

Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of 3 to 5 years from the date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, Protective Life is still unable to locate the Beneficiary of the Death Benefit, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This "escheatment" is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim the Death Benefit with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means to the Home Office.

TRANSFERS OF POLICY VALUE

Upon receipt of Written Notice in Good Order to Protective Life at the Home Office you may transfer the Fixed Account Value to the Variable Account or the Variable Account Value to the Fixed Account subject to certain restrictions described below. Transfer requests received at the Home Office before 3:00 P.M. Central Time are processed as of the Valuation Date the request is received. Requests received in Good Order at or after 3:00 P.M. Central Time are processed as of the next Valuation Date.

Fixed Account Transfers

Transfers into the Fixed Account are limited to once every 60 days and to a maximum amount of $20 million, which can be increased with prior Home Office approval. Your transfer will be rejected if it would cause the value of the Fixed Account to exceed such maximum dollar amount. The limits on the frequency and amount of Transfers into the Fixed Account may be changed or waived by the Company.

Transfers from the Fixed Account may only be made once every 365 days. The maximum to be transferred out will be the greater of 25% of your balance in the Fixed Account or the amount of the transfer in the previous 365-day period. Due to these limitations, if you want to transfer all of your Policy Value from the Fixed Account to the Variable Account, it may take several years to do so. Loans and partial withdrawals are treated as Transfers out of the Fixed Account.

Sub-Account Transfers

Subject to our rules as they may exist from time to time, you may at any time (in some circumstances only after the Cancellation Period) transfer to another Sub-Account, all or a portion of the Variable Account Value allocated to a Sub-Account.

A fee of $10 per transfer will apply for all non-electronic transfers in excess of 12 made in a Policy Year. We may change the amount of the transfer fee; however, it is guaranteed to never exceed $10 per transfer. All transfers requested on the same Business Day will count as only one transfer toward the 12 free transfers. Likewise, any transfers under dollar cost averaging or periodic rebalancing of your Sub-Account Value under the rebalancing option do not count toward the 12 free transfers (a one-time rrebalancing, however, will be counted as one transfer). Currently, electronic transfers do not count towards the 12 free transfers; however, we reserve the right, at any time, to charge for electronic transfers in excess of the free transfers allowed.

Upon receipt of Written Notice in Good Order, or where transfers are allowed to be made electronically or in such manner as Protective Life authorizes from time to time, to Protective Life at the Home Office, you may transfer the Variable Account Value between Sub-Accounts, subject to certain restrictions described below. Transfers may be requested by indicating the transfer of either a specified dollar amount or a specified percentage of the Sub-Account Value from which the transfer will be made. Transfer requests received at the Home Office before 3:00 P.M. Central Time are processed as of the Valuation Date the request is received. Requests received in Good Order at or after 3:00 P.M. Central Time are processed as of the next Valuation Date.

Transfer privileges are subject to our consent. We reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred to a Sub-Account; and (2) the minimum Sub-Account Value that must remain following a transfer from that Sub-Account. In addition, we may enforce the restriction on transfers set forth in your Policy and in cases of identified market timing unless the Sub-Account has additional restrictions that are noted in the respective Fund's prospectus. See "Limitations on frequent transfers, including 'market timing' transfers" below.

Protective Life may, however defer transfers under the same conditions that payment of Death Benefit Proceeds, withdrawals and surrenders may be delayed. See "SUSPENSIONS OR DELAYS IN PAYMENTS." The minimum amount that may be transferred is the lesser of $100 or the entire amount in any Sub-Account from which the transfer is made. If, after the transfer, the amount remaining in a Sub-Account(s) would be less than $1000, Protective Life reserves the right to transfer the entire amount instead of the requested amount.

We will give written notice thirty (30) days before we limit the number of transfers. The transfer fee, if any, is deducted from the amount being transferred. Protective Life reserves the right to terminate, suspend or modify transfer privileges at any time.

Limitations on frequent transfers, including "market timing" transfers. Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of a Fund's portfolio securities and the reflection of that change in the Fund's share price. This strategy, sometimes referred to as "market timing," involves an attempt to buy shares of a Fund at a price that does not reflect the current market value of the portfolio securities of the Fund, and then to realize a profit when the Fund shares are sold the next Valuation Date or thereafter.

When you request a transfer among the Sub-Accounts, your request triggers the purchase and redemption of Fund shares. Frequent transfers cause frequent purchases and redemptions of Fund shares. Frequent purchases and redemptions of Fund shares can cause adverse effects for a Fund, Fund shareholders, the Variable Account, other

Owners, beneficiaries or Owners of other variable life insurance policies we issue that invest in the Variable Account and the Funds. Frequent transfers can result in the following adverse effects:

•  Increased brokerage trading and transaction costs;

•  Disruption of planned investment strategies;

•  Forced and unplanned liquidation and portfolio turnover;

•  Lost opportunity costs; and

•  Large asset swings that decrease the Fund's ability to provide maximum investment return to all Policy Owners.

In order to try to protect our Policy Owners and the Funds from the potential adverse effects of frequent transfer activity, the Company has implemented certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent frequent, short-term transfer activity that may adversely affect the Funds, Fund shareholders, the Separate Account, other Policy Owners' beneficiaries and Policy Owners of other variable life policies we issue that invest in the Funds.

We monitor transfer activity in the Policies to identify frequent transfer activity in any Policy. Our current Market Timing Procedures are intended to detect transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same Sub-Accounts within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters. We do not include transfers made pursuant to the Dollar-Cost Averaging and Portfolio Rebalancing programs when monitoring for frequent transfer activity.

When we identify transfer activity exceeding our established parameters in a Policy or group of Policies that appear to be under common control, we suspend non-written methods of requesting transfers for that Policy or group of Policies. All transfer requests for the affected Policy or group of Policies must be made by Written Notice in Good Order to the Home Office. We notify the affected Policy Owner(s) in writing of these restrictions.

In addition to our Market Timing Procedures, the Funds may have their own market timing policies and restrictions. While we reserve the right to enforce the Funds' policies and procedures, Owners and other persons with interests under the Policies should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds. However, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.

Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund's refusal or restriction on purchases or redemptions. We will notify the Policy Owner(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that Policy Owner's transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We also reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each of the Funds for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.

We apply our Market Timing Procedures consistently to all Policy Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

Policy Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Policy Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

Reservation of Rights

Protective Life reserves the right without prior notice to modify, restrict, suspend or eliminate the transfer privileges at any time, for any class of Policies, for any reason. In particular, we reserve the right not to honor transfer requests by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Policies. In the event Protective Life chooses to exercise these rights, we will notify the affected Owners in writing or through a supplement to this Prospectus.

Dollar-Cost Averaging

If you elect at the time of application or at any time thereafter by Written Notice in Good Order to Protective Life at the Home Office, you may systematically and automatically allocate a predetermined dollar amount, subject to our minimum, at regular intervals from a Sub-Account ("Source Sub-Account") to one or more other specified Sub-Accounts, subject to the following restriction: no transfers may be made into or out of the Fixed Account. This is known as the Dollar-Cost Averaging method of investment. By transferring on a regularly scheduled basis as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations in Sub-Account unit values. Protective Life, however, makes no guarantee that the Dollar-Cost Averaging method will result in a profit or protect against loss.

The unit value will be determined on the dates of the transfers. You must specify the dollar amount to be transferred into each designated Sub-Account. Transfers may be set up on any one of the following frequency periods: monthly, quarterly, semiannually, or annually. The transfer will be initiated on the next frequency period following the date of your request. We will provide a list of Sub-Accounts eligible for Dollar-Cost Averaging that may be modified from time to time. Amounts transferred through Dollar-Cost Averaging are not counted against the 12 free transfers allowed in a Policy Year. You may not participate in Dollar-Cost Averaging and Portfolio Rebalancing (described below) at the same time. Participation in Dollar-Cost Averaging does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market.

Automatic transfers for Dollar-Cost Averaging are subject to all transfer restrictions and limits on frequent transfer activity. Dollar-Cost Averaging transfers may commence on any day of the month that you request. If no day is selected, transfers will occur on the Monthly Anniversary Day. We have the right to restrict these transfers until 6 days after the end of the Cancellation Period.

Once elected, Protective Life will continue to process Dollar-Cost Averaging transfers until the earlier of the following: (1) the number of designated transfers has been completed, (2) the Policy Value in the appropriate source Sub-Account is depleted, (3) the Owner, by Written Notice received by Protective Life at the Home Office, instructs Protective Life to cease the automatic transfers, (4) a grace period begins under the Policy, or (5) the maximum amount of Policy Value has been transferred under the Dollar-Cost Averaging program.

Automatic transfers made to facilitate Dollar-Cost Averaging will not count toward the 12 transfers permitted each Policy Year. Protective Life reserves the right to modify, suspend, or terminate dollar cost averaging at any time.

Portfolio Rebalancing

At the time of application or at any time thereafter by Written Notice in Good Order to Protective Life, you may instruct Protective Life to automatically transfer, on a periodic basis, your Variable Account Value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account Value among such Sub-Accounts ("Portfolio Rebalancing"). Such percentage allocations must be in whole numbers and must allocate amounts only among the Sub-Accounts. Portfolio Rebalancing does not include transfers into or out of the Fixed Account. There is no charge for this service. A minimum Variable Account Value of $100 is required for Portfolio Rebalancing. Participation in portfolio rebalancing does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market.

Unless you instruct otherwise when electing rebalancing, the percentage allocation of your Variable Account Value for Portfolio Rebalancing will be based on your premium allocation instructions in effect at the time of rebalancing. You can change your premium allocation instructions by submitting Written Notice in Good Order to the Home Office. Portfolio Rebalancing may commence on any day of the month that you request except the 29th, 30th or 31st. If no day is selected, rebalancing will occur on each applicable Monthly Anniversary Day. We have the right to restrict Portfolio Rebalancing until six days after the end of the Cancellation Period.

You may request that rebalancing occur one time only. If Protective Life receives Written Notice at the Home Office before 3:00 P.M. Central Time, the transfer will take place that same day. If Protective Life receives Written Notice at the Home Office at or after 3:00 P.M. Central Time, Protective Life will process the transfer as of the next Business Day. This transfer will count as one transfer towards the 12 free transfers allowed in a Policy Year.

You may also choose to rebalance your Variable Account Value on a quarterly, semiannual, or annual basis, in which case the first transfer will be initiated on the next frequency period following the date of your request. On that date, your Variable Account Value will be automatically reallocated to the selected Sub-Accounts. Thereafter, your Variable Account Value will be rebalanced once each frequency period. In order to participate in the Portfolio Rebalancing option, your entire Variable Account Value must be included. Transfers made with these frequencies will not count against the 12 free transfers allowed in a Policy Year.

You may change or terminate Portfolio Rebalancing by Written Notice in Good Order received by Protective Life at the Home Office. Portfolio Rebalancing transfers will not count as one of the 12 free transfers available during any Policy Year.

Protective Life reserves the right to modify, suspend, or terminate portfolio rebalancing at any time.

Note: You may not participate in the Portfolio Rebalancing and Dollar-Cost Averaging programs at the same time.

SURRENDERS AND WITHDRAWALS

Surrender Privileges

At any time while the Policy is still in force and while the Insured is still living, you may surrender your Policy for its Cash Surrender Value. Cash Surrender Value is determined as of the end of the Valuation Period during which the Written Notice in Good Order requesting the surrender, the Policy and any other required documents are received by Protective Life at the Home Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 P.M. Central Time. Protective Life will process any surrender request in Good Order received at the Home Office at or after the end of the Valuation Period on the next Valuation Date. The Cash Surrender Value is paid in a lump sum unless the Owner requests payment under a settlement option that the Company is then offering. Payment is generally made within 7 calendar days but may be subject to postponement, See "SUSPENSIONS OR DELAYS IN PAYMENTS." A Policy which terminates upon surrender cannot later be reinstated. Surrenders may have tax consequences. See "TAX CONSIDERATIONS."

Return of Expense Charge Benefit

If the Policy is surrendered for the surrender benefit within the first 7 years from the Policy Date the Company will return a percentage of the expense charge. The Return of Expense Charge Benefit will be a percentage of the Policy Value Account on the date the surrender Request is received at the Administrative Office. The Return of Expense Charge Benefit will equal the percentage of expense charge paid plus 1% in Policy Year 1, and will then be reduced by a proportional amount in each Policy Year thereafter with it equaling 1% in Policy Year 7. Beginning in Policy Year 8 and all subsequent Policy Years, the Return of Expense Charge Benefit will be 0%.

The Return of Expense Charge Benefit is not available if the Policy is surrendered under the terms of Section 1035 of the Code and is not calculated for a Policy loan, partial withdrawal or when coverage under the Policy lapses.

The Return of Expense Charge Benefit creates a General Account obligation of the Company. The Return of Expense Charge Benefit is payable to the Owner. The Company may reduce or eliminate any Return of Expense Charge Benefit when there is a change of Owner or an assignment of the Policy.

The following examples demonstrate the Return of Expense Charge Benefit. The Assume you have a Policy Value of $10,000, have not taken any loans, and have not elected the Term Life Insurance Rider.

Example 1: Policy Year 1 (Return of Expense Charge Benefit % = 7%)
		Formula
	Return of Expense Charge Benefit (Expense Charge % + 1%) =	7	% (6% + 1%)
	Policy Value =	$10,000
	Return of Expense Charge Benefit $ in Year 1 =	$700	($10,000 x 7%)

Example 2: Policy Year 7 (Return of Expense Charge Benefit % = 1%)
		Formula
	Return of Expense Charge Benefit =	1%
	Policy Value =	$10,000
	Return of Expense Charge Benefit $ in Year 1 =	$100	($10,000 x 1%)

Withdrawal Privileges

You may request, by Written Notice in Good Order received at the Home Office, a partial withdrawal of your Policy at any time while the Policy is in force. The amount of any partial withdrawal must be at least $500 and may not exceed 90% of your Policy Value less outstanding Policy Debt. We will charge an administrative fee not greater than $25 per withdrawal on partial withdrawals after the first in a Policy Year. The partial withdrawal fee will be deducted proportionally from all Sub-Accounts and Fixed Account. There are limits to taking partial withdrawals from the Fixed Account. See "THE COMPANY AND THE FIXED ACCOUNT — The Fixed Account."

The Total Face Amount (if Death Benefit Option 1 applies) and your Policy Value will be reduced by the amount of any withdrawals. Withdrawals may have tax consequences. See "TAX CONSIDERATIONS." Protective Life will withdraw the amount requested, plus a withdrawal charge from unloaned Policy Value as of the end of the Valuation Period during which the Written Notice in Good Order is received at the Home Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 P.M. Central Time.

Protective Life will process any withdrawal request in Good Order received at the Home Office at or after the end of the Valuation Period on the next Valuation Date.

The amount of a withdrawal will be withdrawn from the Sub-Accounts and the Fixed Account in proportion to the amounts in the Sub-Accounts and the Fixed Account bearing on your Policy Value. You cannot repay amounts taken as a partial withdrawal. Any subsequent payments received by us will be treated as additional premium payments and will be subject to our limitations on premiums.

POLICY LOANS

You may request a loan under your Policy. Loans allow you to access Policy Value without incurring taxes and charges associated with withdrawals. Policy loans must be requested by Written Notice in Good Order received at the Home Office. Generally the minimum loan amount is $500 and the maximum loan amount is 90% of the Policy Value. This maximum is reduced by (i) any Policy Debt or any lien outstanding (including accrued interest) on the Valuation Date your loan request is received and (ii) the current Monthly Deductions remaining for the balance of the Policy Year. Outstanding Policy Debt, any lien, and the Monthly Deductions therefore reduces the amount available for new Policy loans. Loan proceeds generally are mailed within seven calendar days of the loan being approved.

Loan Collateral

When a Policy loan is made, an amount equal to the loan is transferred out of the Sub-Accounts and/or the Fixed Account and into a Loan Account established for the Policy. Like the Fixed Account, a Policy's Loan Account is part of Protective Life's General Account and amounts therein earn interest as credited by Protective Life from time to time. Because Loan Account values are part of Policy Value, a loan will have no immediate effect on the Policy Value. In contrast, Cash Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Sub-Accounts and/or the Fixed Account from which collateral is transferred to the Loan Account. If no allocation is specified, collateral is transferred from each Sub-Account and from the Fixed Account in the same proportion that the value in each Sub-Account and the Fixed Account bears to the total unloaned Policy Value on the date that the loan is made.

On each Policy Anniversary, an amount of Policy Value equal to any due and unpaid loan interest (explained below), is also transferred to the Loan Account. Such interest is transferred from each Sub-Account and the Fixed Account in the same proportion that each Sub-Account Value and the Fixed Account Value bears to the total unloaned Policy Value.

Loan Repayment

You may repay all or part of your Policy Debt (the amount borrowed plus accrued interest) at any time while the Insured is living and the Policy is in force. Loan repayments in Good Order must be sent to the Home Office and are credited as of the Valuation Date received. The Owner may specify by Written Notice that any unscheduled premiums paid while a loan is outstanding be applied as loan repayments. (Loan repayments, unlike unscheduled premium payments, are not subject to the premium expense charge.) When a loan repayment is made, Policy Value in the Loan Account in an amount equal to the repayment is transferred from the Loan Account to the Sub-Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Policy Value, but the Cash Surrender Value (including, as applicable, Variable Account Value and Fixed Account Value) under a Policy is increased immediately by the amount transferred from the Loan Account. Unless specified otherwise by the Owner(s), amounts are transferred to the Sub-Accounts and the Fixed Account in the same proportion that Net Premiums are allocated. Protective Life's ability to credit interest on Policy Value in the Loan Account is subject to the Company's financial strength and claims paying ability.

Interest

The interest rate on the Policy loan will be determined annually, using a simple interest formula, at the beginning of each Policy Year. Specific loan interest rate information can be obtained by calling 888-353-2654. That interest rate will be guaranteed for that Policy Year and will apply to all Policy loans outstanding during that Policy Year. Interest is due and payable on each Policy Anniversary. Interest not paid when due will be added to the principal amount of the loan and will bear interest at the loan interest rate.

Presently, the maximum interest rate for Policy loans is the Moody's Corporate Bond Yield Average — Monthly Average Corporates, which is published by Moody's Investor Service, Inc. If the Moody's Corporate Bond Yield Average ceases to be published, the maximum interest rate for Policy loans will be derived from a substantially similar average adopted by your state's Insurance Commissioner.

We must reduce our Policy loan interest rate if the maximum loan interest rate is lower than the loan interest rate for the previous Policy Year by one-half of one percent or more.

We may increase the Policy loan interest rate but such increase must be at least one-half of one percent. No increase may be made if the Policy loan interest rate would exceed the maximum loan interest rate.

We will send you advance notice of any increase in the Policy loan rate.

Non-Payment of Policy Loan

If the Insured dies while a loan is outstanding, the Policy Debt (which includes any accrued but unpaid interest) is deducted from the Death Benefit in calculating the Death Benefit Proceeds.

Effect of Policy Loans

A loan, whether or not repaid, has a permanent effect on the Death Benefit and Policy Value because the investment results of the Sub-Accounts and current interest rates credited on Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Policy Value held as collateral in the Loan Account. Depending on the investment results of the Sub-Accounts or credited interest rates for the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for Lapse if investment results of the Sub-Accounts to which Cash Surrender Value is allocated is unfavorable. Since interest credited on the Loan Account is transferred to the Sub-Accounts, even if the interest rate charged on the Policy Debt is equal to the rate credited on Policy Value in the Loan Account, unpaid interest will be added to the outstanding loan balance and will increase Policy Debt. If a Policy lapses with loans outstanding, certain amounts may be subject to income tax. In addition, if your Policy is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax. See "TAX CONSIDERATIONS," for a discussion of the tax treatment of Policy loans.

SUSPENSION OR DELAYS IN PAYMENTS

Protective Life will ordinarily pay any Death Benefit proceeds, Policy loans, withdrawals, or surrenders within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death of the Insured, the amount will be determined as of the Valuation Date of receipt of all required documents in Good Order at the Home Office. However, Protective Life may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Variable Account assets is not reasonably practicable; (2) the SEC by order permits postponement of payment to protect Owners; or (3) your Premium check has not cleared your bank. See also "Payments from the Fixed Account," under the heading "THE COMPANY AND THE FIXED ACCOUNT — THE FIXED ACCOUNT."

In certain circumstances, applicable federal law may require Protective Life to "freeze" your account and refuse your request for a transfer, withdrawal, surrender, loan or death proceeds until receipt of instructions from the appropriate regulator. We also may be required to provide information about you and your account to a government regulator.

If, pursuant to SEC rules, the Money Market Sub-Account suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, partial withdrawal, surrender, loan, or death benefit from the Money Market Sub-Account until the Fund is liquidated.

The Company may defer payment of any withdrawal, surrender or Policy loan proceeds from the Fixed Account for up to 6 months after a Request is received. If the Company delays payment of surrender benefits under this Policy, the Company will pay interest at the rate specified under applicable state law as required, if any, at the time of the Request.

POLICY REINSTATEMENT

Lapse

Failure to pay planned periodic premiums will not necessarily cause a Policy to Lapse (terminate without value). Paying all planned periodic premiums will not necessarily prevent a Policy from lapsing. A Policy will Lapse if its Policy Value less the Policy Debt is insufficient to cover the Monthly Deduction on the Monthly Anniversary Day. If the Cash Surrender Value on any Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date, the Policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Cash Surrender Value or the Cash Surrender Value has decreased because you have not paid sufficient Net Premiums to offset prior Monthly Deductions.

You have a 61-day grace period to make a payment of Net Premium at least sufficient to cover the current and past-due Monthly Deductions. Protective Life will send you, at your last known address and the last known address of any assignee of record, notice of the premium required to prevent Lapse. A Policy will remain in effect during the grace period. If the Insured should die during the grace period, the Death Benefit Proceeds payable to the Beneficiary will reflect a reduction for the Monthly Deductions due on or before the date of the Insured's death as well as any unpaid Policy Debt or liens (including accrued interest). See "DEATH BENEFIT PROCEEDS." Unless the premium stated in the notice is paid before the grace period ends, the Policy will Lapse. A Policy Lapse may have tax consequences. See "TAX CONSIDERATIONS."

Policy Maturity. If the Insured is living and the Policy is in force on the Policy Anniversary at attained age 121 then this Policy will remain in force. The Death Benefit will be equal to the Policy Value. No premium payments will be required. Partial withdrawals and Policy loans will be permitted, subject to the provisions herein and the provisions of any riders and endorsements attached to the Policy. No further cost of insurance charges will be deducted.

The Policy Value will remain in the Sub-Accounts and/or Fixed Account, in accordance with your then current allocation instructions. You may change your Sub-Account allocation instructions and you may transfer your Policy Value among the Sub-Accounts. All charges under your Policy, to the extent applicable, will continue to be assessed, except we will no longer make a deduction each Policy Month for the cost of insurance. As your Policy Value changes based on the investment experience of the Sub-Accounts, the Death Benefit will increase or decrease accordingly. You may surrender the matured Policy at any time. Please see "TAX CONSIDERATIONS — Treatment When Insured Reaches Attained Age 121" below.

Reinstatement

A Policy may be reinstated within 3 years after the coverage ceased, unless it has been surrendered. For a Policy to be reinstated, the Company must receive:

1.  A Request from the Owner;

2.  Evidence of insurability for the Insured and any other person covered by any rider or endorsement, at the Owner's expense;

3.  Payment of the cost of insurance for the grace period;

4.  Payment of an amount equal to 4 months' cost of insurance and other expense charges. Such payment less the expense charges will be credited to the Policy Value as of the date of reinstatement; and

5.  Payment or reinstatement of any Policy Debt which was outstanding as of the date the coverage ceased, including interest thereon. Interest will be the maximum loan interest rate per year and will be compounded annually to the date of the Policy reinstatement.

Reinstatement will become effective on the date the application for reinstatement is approved by the Company. In some circumstances, the reinstated Policy may be a modified endowment contract under Section 7702A of the Code, even if the Policy was not a modified endowment contract prior to lapse. Please see TAX CONSIDERATIONS — Policies That Are MECs-Modified Endowment Contracts below.

CHARGES AND DEDUCTIONS

This section describes the charges and deductions we make under the Policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. We may profit from the charges deducted, and we may use any such profits for any purpose, including payment of distribution expenses. Unless otherwise stated fees and charges will be deducted from the Policy Value on a pro-rata basis from the Sub-Accounts and/or Fixed Account, where applicable. You may request that fees and charges be deducted from specific Sub-Accounts and/or the Fixed Account, where applicable or designate a specific Sub-Account for this purpose.

Any such request is subject to the provisions or restrictions of any riders, endorsements, or any Sub-Accounts and the available Sub-Account Value(s) or Fixed Account Value where applicable.

If there is insufficient value in a selected Sub-Account(s) or the Fixed Account, then Protective Life may deduct any fees and charges or the remainder of such fees and charges on a pro-rata basis from the Sub-Accounts or Fixed Account where applicable. You may be required to maintain in any designated Sub-Account(s) amounts sufficient to cover estimated Policy fees and charges for specified periods. We reserve the right to transfer Sub-Account Value from any Sub-Account or Fixed Account to a Money Market Sub-Account in amounts sufficient to cover estimated Policy fees and charges for specified periods.

Premium Expense Charge

We deduct a premium expense charge from each premium you pay. The premium expense charge compensates us for certain sales and premium tax expenses associated with the Policies and the Variable Account. The maximum premium expense charge is equal to 10% of each premium payment you make. This would include any premium paid to reinstate the Policy. The Company may assess an expense charge less than the maximum expense charge.

We will deduct a maximum charge of 10% from each premium payment, which is broken down as follows. A maximum of 6.5% will be deducted as sales load to compensate us in part for sales and promotional expenses in connection with selling the Policies, such as commissions, the cost of preparing sales literature, other promotional activities and other direct and indirect expenses. A maximum of 3.5% of premium will be used to cover premium taxes and certain federal income tax obligations resulting from the receipt of premiums. All states and some cities and municipalities impose taxes on premiums paid for life insurance, which generally range from 2% to 4% of premium but may exceed 4% in some states. The amount of your state's premium tax may be higher or lower than the amount attributable to premium taxes that we deduct from your premium payments.

The current expense charge applied to premium for sales load is 2.5% of premium up to target and 1.0% of premium in excess of target for Policy Years 1 through 10. Your target premium will depend on the Base Policy Face Amount, your Issue Age, your sex (except in unisex states), and rating class (if any) and equals the maximum premium payable under the seven-pay test such that the Policy will not constitute a modified endowment contract under Section 7702A of the Code. There are other events, however, such as a decrease in Death Benefit or lapse of the Policy, which could cause the Policy to be a modified endowment contract under Section 7702A of the Code. See TAX CONSIDERATIONS — Policies That Are MECs. Thereafter, there is no charge for sales load. The current expense charge applied to premium to cover our premium taxes and the federal tax obligation described above is 3.5% in all Policy Years.

For a description of the effects of entering into the Term Life Insurance Rider, see "SUPPLEMENTAL BENEFITS — Term Life Insurance Rider" below.

Monthly Deduction

Each month we will deduct an amount from your Policy Value to pay for the benefits provided by your Policy. This amount is called the Monthly Deduction and equals the sum of:

•  the cost of insurance charges;

•  the monthly administration charge; and

•  the mortality and expense risk charge.

If you do not select the Sub-Account(s) from which the Monthly Deduction is deducted, the Monthly Deduction will be deducted from the Sub-Accounts and the Fixed Account pro-rata on the basis of the unloaned Policy Value.

The Owner may select the Sub-Accounts from which you want us to deduct the Monthly Deduction. However, if as of the date the Monthly Deduction is to be deducted, the value in any of the selected Sub-Accounts is less than the charge to be deducted from that Sub-Account, Protective Life will instead deduct the Monthly Deduction on a pro-rata basis from each Sub-Account and the Fixed Account under the Policy based on the unloaned Policy Value attributable to each Sub-Account and the Fixed Account.

Cost of Insurance Charge. This charge compensates Protective Life for the expense of underwriting the Death Benefit.

The cost of insurance charge is calculated as follows:

An amount will be deducted on each Monthly Anniversary from the Policy Value to pay the cost of insurance for that Policy Month. The cost of insurance is calculated on the Monthly Anniversary Day and is equal to:

(a)  The Death Benefit divided by the death benefit interest rate factor as shown on the Policy Schedule, less the Policy Value on each Monthly Anniversary Day, multiplied by the current monthly risk rate for the Insured's Attained Age; plus

(b)  The extra premium for any rated premium class; plus

(c)  The monthly administration charge, plus

(d)  The cost of insurance for any riders or endorsements.

If there has been an increase or decrease in Death Benefit during the Policy Year, the cost of insurance calculation will be adjusted accordingly to reflect the change.

The Net Amount at Risk is equal to the Death Benefit divided by the death benefit interest rate as shown on the Policy Schedule minus the Policy Value (prior to deducting the Cost of Insurance).

Anything that decreases Policy Value, such as negative investment experience or withdrawals, will increase the Net Amount at Risk and result in higher cost of insurance charges. The Net Amount at Risk is affected by investment performance, loans, payments of premiums, Policy fees and charges, the Death Benefit Option chosen, withdrawals, and increases or decreases in Face Amount.

The cost of insurance charge for each increment of Face Amount is calculated separately to the extent a different cost of insurance rate applies. If there is a decrease in Face Amount after an increase, the decrease is applied first to decrease any prior increases in Face Amount, starting with the most recent increase.

Cost of Insurance Rates. The cost of insurance rate for a Policy is based on and varies with the Issue Age, sex and Premium class of the Insured and on the number of years that a Policy has been in force. Protective Life places Insureds in the following Premium classes, based on underwriting: fully underwritten (ages 20-75) and guaranteed underwriting (ages 20-70). Protective Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policies. The guaranteed rates for standard classes are based on the 2017 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("2017 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of, or additions to, the 2017 CSO Tables. Currently, the guaranteed minimum rate is $0.01 per $1000 and the guaranteed maximum rate is $83.33 per $1000.

Protective Life's current cost of insurance rates may be less than the guaranteed rates that are set forth in the Policy. Current cost of insurance rates will be determined based on Protective Life's expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience. In determining current cost of insurance charges, we may consider a variety of factors, including those unrelated to mortality experience.

Protective Life will also determine a separate cost of insurance rate for each increment of Face Amount based on the Policy duration and the Issue Age, sex and Premium class of the Insured at the time of the request for an increase. The following rules will apply for purposes of determining the Net Amount at Risk for each Premium class.

Protective Life places the Insured in a Premium class when the Policy is issued, based on Protective Life's underwriting of the application. This original Premium class applies to the Initial Face Amount. When an increase in

Face Amount is requested, Protective Life conducts underwriting before approving the increase (except as noted below) to determine whether a different Premium class will apply to the increase. If the Premium class for the increase has lower cost of insurance rates than the original Premium class (or the Premium class of a previous increase), the Premium class for the increase also will be applied to the Initial Face Amount and any previous increases in Face Amount beginning as of the effective date of the current increase. If the Premium class for the increase has a higher cost of insurance rate than the original Premium class (or the Premium class of a previous increase), the Premium class for the increase will apply only to the increase in Face Amount.

Monthly Risk Rates. The maximum monthly risk rate is shown on the Policy Schedule. The Company may charge a lower monthly risk rate. The maximum risk rates shown are based on the Mortality Tables as shown on the Policy Schedule, age nearest birthday. The Company reserves the right to change the monthly risk rate based on the Company's expectations of future mortality, investment earnings, persistency, capital and reserve requirements, reinsurance cost and expenses (including taxes) subject to the maximum risk rates. Any change in the monthly risk rate will not discriminate unfairly within any class of Owners or Insureds.

Legal Considerations Relating to Sex — Distinct Premium Payments and Benefits. Mortality tables for the Policies generally distinguish between males and females. Thus, premiums and benefits under Policies covering males and females of the same age will generally differ.

Protective Life does, however, also offer Policies based on unisex mortality tables on Policies issued in Montana. Employers and employee organizations considering purchase of a Policy should consult with their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, Protective Life may offer Policies with unisex mortality tables to such prospective purchasers.

Monthly Administration Charge. We will deduct a maximum of $10 from your Policy Value on the Monthly Anniversary Day to cover our administrative costs, such as salaries, postage, telephone, office equipment and periodic reports. This charge may be increased or decreased by us from time to time based on our expectations of future expenses, but will never exceed $10.

Supplemental Rider and Endorsement Charges. There is no cost to add the Change of Insured Endorsement to the Policy; however, we will assess a one-time fee at the time it is exercised. The fee for the Terminal Illness Accelerated Death Benefit Endorsement will be deducted from the accelerated death benefit payment paid to the Owner, if exercised. See "Supplemental Riders and Endorsements" and "Supplemental Rider and Endorsement Charges" in the Periodic Charges Other Than Fund Operating Expenses table above.

Mortality and Expense Risk Charge. We deduct a mortality and expense risk charge each month from your Policy Value. This charge compensates Protective Life for the mortality risk it assumes under the Policies. The mortality risk is that the Insureds will live for a shorter time than we project. The expense risk Protective Life assumes is that the expenses that we incur in issuing and administering the Policies and the Variable Account will exceed the amounts realized from the administration charges assessed against the Policies.

Protective Life deducts a monthly charge from assets in the Sub-Accounts attributable to the Policies. It is based on an annual rate that we accrue against each Sub-Account on a daily basis and deduct on each Monthly Anniversary Day by cancelling accumulation units on a pro-rata basis across all Sub-Accounts.

We convert the mortality and expense risk charge into a daily rate by dividing the annual rate by 365. The mortality and expense risk charge will be determined by us from time to time based on our expectations of future interest, mortality experience, persistency, expenses and taxes, but will not exceed 0.90% annually. Currently, the charge is 0.28% for Policy Years 1 through 20 and 0.10% thereafter. On surrender and payment of the death benefit, we will deduct the pro-rata portion of the mortality and expense risk charge that has accrued.

Transfer Fee

We allow you to make 12 free transfers of Policy Value each Policy Year. In order to cover administrative expenses, Protective Life will charge a maximum transfer fee of $10 on any additional transfers in a Policy Year. If the fee is imposed, it will be deducted from the amount requested to be transferred. If an amount is being transferred from more than one Sub-Account or the Fixed Account (subject to the Fixed Account transfer restrictions discussed herein), the transfer fee will be deducted proportionately from the amount being transferred from each. Currently, electronic transfers do not count towards the 12 free transfers; however, we reserve the right, at any time, to charge for electronic transfers in excess of the free transfers allowed. Transfers made under Dollar-Cost Averaging or the Portfolio Rebalancing option are not subject to the fee and do not count as transfers for this purpose (except a one-time rebalancing under the Portfolio Rebalancing option will count as one transfer).

Withdrawal Charges

Protective Life will deduct a maximum administrative charge of $25 for all withdrawals after the first made in the same Policy Year. This charge will be deducted from the Policy Value in addition to the amount requested to be withdrawn. The partial withdrawal fee will be deducted proportionally from all Sub-Accounts.

Fund Expenses

The value of the net assets of each Sub-Account reflects the investment management fees and other expenses incurred by the corresponding Fund in which the Sub-Account invests. For further information, consult the Funds' prospectuses.

Other Information

We sell the Policies through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of Protective Life. We pay commissions and other compensation to the broker-dealers for selling the Policies. You do not directly pay the commissions and other compensation, we do. We intend to recover commissions and other compensation, marketing, administrative and other expenses and costs of Policy benefits through the fees and charges imposed under the Policies. See "SALE OF THE POLICIES" for more information about payments we make to the broker-dealers.

Corporate Purchasers or Eligible Groups

The Policy is available for individuals and for corporations and other institutions. For corporate or other group or sponsored arrangements, fee-only arrangements or clients of registered investment advisers purchasing one or more Policies, Protective Life may reduce the amount of the premium expense charge, monthly administration charge, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies are reduced. Sales, underwriting or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase, a group or sponsored arrangement or arrangements, fee-only arrangements or clients of registered investment advisers.

REPORTS TO OWNERS

The Company maintains all records relating to the Variable Account, Sub-Accounts and the Fixed Account. We will send you a report at least once each Policy Year within 30 days after a Policy Anniversary. The report will show the current Policy Value, current allocation to each Sub-Account and/or the Fixed Account, death benefit, premiums paid, investment experience since your last report, deductions made since the last report, and any further information that may be required by the laws of the state in which your Policy was issued. It will also show the balance of all outstanding Policy loans and accrued interest on such loans. There is no charge for this report.

In addition, we will send you the financial statements of the Funds and other reports as specified in the 1940 Act. We also will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently within the time periods specified by law. Please give us prompt written notice of any address change. Please read your statements and confirmations carefully and verify their accuracy and contact us promptly with any questions.

TAX CONSIDERATIONS

The following discussion of the federal income tax treatment of the Policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of the Policy in any such arrangement is contemplated, you should consult a qualified tax adviser for advice on the tax attributes and consequences of the particular arrangement. See also "Employer-Owned Life Insurance," "Split-Dollar Life Insurance," and "Employer-Financed Insurance Purchase Arrangements — Tax and Other Legal Issues" for more information regarding certain arrangements.

This discussion does not address state or local tax consequences associated with the purchase of the Policy. The state and local tax consequences with respect to your Policy may be different than the federal tax consequences. In addition, PROTECTIVE LIFE MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT — FEDERAL, STATE OR LOCAL — OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

Tax Status of Protective Life

Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of Protective Life, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, Protective Life is not taxed on investment income and realized capital gains of the Variable Account, although Protective Life's federal taxes are increased in respect of the Policies because of the federal tax law's treatment of deferred acquisition costs. Currently, a charge for federal income taxes is not deducted from the Sub-Accounts or the Policy's Cash Value. However, Protective Life does deduct a premium expense charge from each premium payment in all Policy Years in part to compensate us for the federal tax treatment of deferred acquisition costs. Protective Life reserves the right in the future to make a charge against the Variable Account or the Cash Values of a Policy for any federal, state, or local income taxes that we incur and determine to be properly attributable to the Variable Account or the Policy. Protective Life will promptly notify the Owner of any such charge.

Taxation of Insurance Policies

Tax Status of the Policies. Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. While the requirements of this section of the Code are complex, and limited guidance has been provided from the Internal Revenue Service ("IRS") or otherwise, Protective Life believes that the Policy will meet the current statutory definition of life insurance, which places limitations on the Cash Values that can accumulate relative to the Death Benefit. As a result, the Death Benefit payable under the Policy will generally be excludable from the Beneficiary's gross income, and interest and other income credited under the Policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the Insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) Protective Life, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes.

Diversification Requirements. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified". If the Variable Account fails to comply with these diversification standards, the Policy will not be treated as a life insurance contract for federal income tax purposes and the Owner would generally be taxed currently on the income on the contract (as defined in the tax law). Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

Ownership Treatment. In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

The ownership rights under the Policy are similar to, but differ in certain respects from, the ownership rights described by the IRS in certain rulings where it was determined that contract owners were not owners of the assets of a segregated asset account (and thus were not currently taxable on the income and gains). For example, the Owner of this Policy has the choice of more investment options to which to allocate premium payments and Variable Account Value than were addressed in such rulings. These differences could result in the Policy Owner being treated as the owner of a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, Protective Life does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the Policy as necessary to attempt to prevent Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.

The remainder of this discussion assumes that the Policy will be treated as a life insurance contract for federal tax purposes.

Tax Treatment of Life Insurance Death Benefit Proceeds and Terminal Illness Accelerated Death Benefits. In general, the amount of the Death Benefit Proceeds payable from a Policy by reason of the death of the Insured is excludable from gross income under Section 101 of the Code. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the Death Benefit Proceeds being taxable.

If the Death Benefit Proceeds are not received in a lump sum and are, instead, applied under another Settlement Option that the Company is then offering, generally payments will be prorated between amounts attributable to the Death Benefit which will be excludable from the Beneficiary's income and amounts attributable to interest (accruing after the Insured's death) which will be includible in the Beneficiary's income. If the Death Benefit Proceeds are applied under an interest income Settlement Option, the interest credited will be currently includible in the Beneficiary's income.

Accelerated death benefits paid under this Policy upon the Insured's terminal illness generally will be excludable from income under Section 101 of the Code. Certain exceptions apply, however, such as where the Policy was previously transferred for valuable consideration in certain situations. Accelerated death benefits also will not be excludable from income under Section 101 of the Code where paid to a taxpayer other than the insured if such taxpayer has an insurable interest with respect to the life of the Insured by reason of the Insured being a director, officer, or employee of the taxpayer or by reason of the Insured being financially interested in any trade or business carried on by the taxpayer.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in an Owner's Cash Value is generally not taxable to the Owner unless amounts are received (or are deemed to be received) from the Policy prior to the Insured's death. If there is a surrender of the Policy, an amount equal to the excess of the amount received over the "investment in the contract" will generally be includible in the Owner's income. The "investment in the contract" generally is the aggregate premiums paid less the aggregate amount previously received under the Policy to the extent such amounts received were excludable from gross income. Whether withdrawals (or other amounts deemed to be distributed) from the Policy constitute income to the Owner depends, in part, upon whether the Policy is considered a "modified endowment contract" ("MEC") for federal income tax purposes.

Policies Not Owned by Individuals

In the case of a Policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a Policy even if no loans are taken under the Policy. An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20 percent owner, or an officer, director, or employee, of a trade or business. Entities that are considering purchasing the Policy, or entities that will be beneficiaries under a Policy, should consult a tax advisor.

Policies That Are MECs

Modified Endowment Contracts. Section 7702A of the Code treats certain life insurance contracts as MECs. In general, a Policy will be treated as a MEC if total premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before that time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums ("seven-pay test"). A Policy also may become a MEC in certain other circumstances. For example, if there is a "material change" to the Policy (including certain increases in the Death Benefit), the seven-pay test generally is applied anew and limits premiums which can be paid for a further seven years in order to avoid MEC status. A Policy may be treated as a MEC upon a "material change" to the Policy, such as where premium paid at the time of the material change exceeds the new seven-pay test limit.

We will monitor your premium payments and other Policy transactions and notify you if a payment or other transaction might cause your Policy to become a MEC. We will not invest any Premium or portion of a Premium that would cause your Policy to become a MEC without instruction to do so from you. We will promptly notify you or your agent of the excess cash received. We will not process the Premium payment unless we receive a MEC acceptance form or Policy change form within 48 hours of receipt of the excess funds. If paperwork is received that allows us to process the transaction, the effective date generally will be the date of the new paperwork.

Further, if a transaction occurs which decreases the Face Amount of your Policy during the first seven years, we will retest your Policy, as of the date of its purchase, based on the lower Face Amount to determine compliance with the seven-pay test. Also, if a decrease in Face Amount occurs within seven years of a "material change," we will retest your Policy for compliance with the new seven-pay test from the date of the "material change." Failure to comply in either case would result in the Policy's classification as a MEC regardless of our efforts to provide a payment schedule that would not otherwise violate the seven-pay test. A decrease in the Face Amount due to a lapse of the Policy during a seven-pay test period also can cause the Policy to be treated as a MEC, although there is a limited exception to such treatment where the lapse resulted from nonpayment of premiums and benefits are reinstated within 90 days of the decrease.

The rules relating to whether a Policy will be treated as a MEC are complex and cannot be fully described in the limited confines of this summary. Therefore, you should consult with a competent tax adviser to determine whether a particular transaction will cause your Policy to be treated as a MEC.

Distributions

Distributions Under a Policy that is Not a MEC. If the Policy is not a MEC, the amount of any withdrawal from the Policy generally will be treated first as non-taxable recovery of premium and then as income from the Policy. Thus, a withdrawal from a Policy that is not a MEC generally will not be includible in income except to the extent it exceeds the investment in the contract immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years. As indicated above, Section 7702 of the Code places limitations on the Cash Values that can accumulate relative to the Death Benefit. Where cash distributions are required under Section 7702 of the Code in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income notwithstanding the general rule described in the preceding paragraph. A reduction in benefits may result upon a decrease in the Face Amount, a change from one Death Benefit Option to the other, if withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If a Policy is not classified as a MEC, a loan received under the Policy generally will be treated as indebtedness of the Owner. As a result, no part of any loan under a Policy will constitute income to the Owner so long as the Policy remains in force. However, in those situations where the interest rate credited to the Loan Account is identical (or nearly identical) to the interest rate charged for the loan, it is possible that some or all of the loan proceeds may be includible in income. If a Policy lapses or is surrendered when a loan is outstanding, the Cash Value of the Policy that served as collateral for, and repays, the outstanding loan will be treated as the proceeds of a surrender for purposes of determining whether any amounts are includable in the Owner's income. This treatment applies both under Policies that are not classified as MECs and under Policies that are classified as MECs. As a result, the amount of your taxable income could increase by some or all of the outstanding loan upon a lapse or surrender.

Generally, interest paid on any loans under this Policy will not be tax deductible. The non-deductibility of interest includes interest paid or accrued on indebtedness with respect to one or more life insurance policies owned by a taxpayer covering any individual who is or has been an officer or employee of, or financially interested in, any trade or business carried on by the taxpayer. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. In the case of interest paid in connection with a loan with respect to a Policy covering the life of any key person, interest is deductible only to the extent that the aggregate amount of loans under one or more life insurance policies does not exceed $50,000. Further, even as to such loans up to $50,000, interest would not be deductible if the Policy were deemed for federal tax purposes to be a single premium life insurance policy or, in certain circumstances, if the loans were treated as "systematic borrowing" within the meaning of the tax law. A "key person" is an individual who is either an officer or a 20 percent owner of the taxpayer. The maximum number of individuals who can be treated as key persons may not exceed the greater of (1) 5 individuals or (2) the lesser of 5 percent of the total number of officers and employees of the taxpayer or 20 individuals. Owners should consult a tax advisor regarding the deductibility of interest incurred in connection with this Policy.

Distributions Under a Policy That Is a MEC. If treated as a MEC, your Policy will be subject to the following tax rules:

•  First, partial withdrawals are treated as ordinary income subject to ordinary income tax up to the amount equal to the excess (if any) of your Cash Value immediately before the distribution over the "investment in the contract" at the time of the distribution.

•  Second, Policy loans and loans secured by a Policy are treated as partial withdrawals and taxed accordingly. Any past- due loan interest that is added to the amount of the loan is treated as a loan.

•  Third, a ten percent additional penalty tax is imposed on that portion of any distribution (including distributions upon surrender), Policy loans, or loans secured by a Policy, that is included in income, except where the distribution or loan is made to a taxpayer that is a natural person, and:

1.  is made when the taxpayer is age 59 1/2 or older (where the taxpayer is a natural person);

2.  is attributable to the taxpayer becoming disabled; or

3.  is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary, as defined in the tax law.

If the Owner assigns or pledges any portion of the Policy Value (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal for tax purposes. If the entire Policy Value is assigned or pledged, subsequent increases in the Policy Value are also treated as withdrawals for as long as the assignment or pledge remains in place. The Owner's investment in the contract is increased by the amount includible in income with respect to any assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a Policy treated as a MEC, an Owner should consult a tax advisor.

Aggregation of Policies. All life insurance contracts which are treated as MECs and which are purchased by the same policyholder from Protective Life or any of its affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the tax on withdrawals (including deemed withdrawals). The effects of such aggregation are not always clear; however, it could affect the amount of a surrender or a withdrawal (or a deemed withdrawal) that is taxable and the amount which might be subject to the 10% penalty tax described above.

Treatment When Insured Reaches Attained Age 121. As described above, when the Insured reaches Attained Age 121, no further premiums can be paid and no cost of insurance charges will be deducted. We believe that the Policy will continue to qualify as a "life insurance contract" under the Code. However, there is uncertainty regarding the tax treatment of the Policy at such time. It is possible, for example, that you would be viewed as constructively receiving the Cash Value in the year in which the Insured attains age 121 and would realize taxable income at that time, even if no actual distribution is made at that time.

Section 1035 Exchanges

Section 1035 of the Code provides that no gain or loss will be recognized on the exchange of a life insurance policy for another life insurance policy, endowment contract, annuity contract, or qualified long-term care insurance contract, provided that certain requirements are met. If the Policy is being issued in exchange for another life insurance policy, the requirements that must be met to receive tax-free treatment under Section 1035 of the Code include but are not limited to: (1) the policies must have the same insured, and (2) the exchange must occur through an assignment of your old policy to us or by a direct transfer of the policy value of the old policy to us by the issuer of the old policy. If your old policy was a MEC, the Policy will also be a MEC. If any money or other property is received in the exchange ("boot"), gain (but not loss) will be recognized equal to the lesser of the gain realized on the exchange or the amount of the boot received. You cannot exchange an endowment, annuity, or long-term care insurance contract for a life insurance policy tax-free. Generally, the Policy will have the same investment in the contract as the exchanged policy. However, if boot is received in the exchange the investment in the contract will be adjusted. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult a tax and/or legal adviser.

Actions to Ensure Compliance with the Tax Law

Protective Life reserves the right to increase the Death Benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of life insurance. If the Death Benefit is based on the applicable factor in the Table of Death Benefit Factors shown on the Policy Schedule, the Company in its sole discretion may refund all or a portion of the Cash Value which causes the Death Benefit to be based on such applicable factor.

Other Considerations

Changing the Owner, designating an irrevocable beneficiary, exchanging the Policy, increasing the Face Amount, changing from one Death Benefit Option to another, and other changes under the Policy may have tax consequences (other than those discussed herein) depending on the circumstances of such change or withdrawal. For example, in addition to consequences under Sections 7702 and 7702A of the Code, changes to a Policy may affect the application of Section 101(j) (relating to employer-owned life insurance) and Section 264(f) (disallowing certain interest expense deductions), with adverse tax consequences to the Owner. In addition, special tax consequences may apply if you sell your Policy.

Estate, Gift and Generation-Skipping Transfer Tax Considerations

The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation-skipping transfer tax consequences in addition to gift and estate tax consequences under federal tax law. The individual situation of each Owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

If this Policy is used with estate and gift tax planning in mind, you should consult with your tax advisor as to the most up-to-date information as to federal estate, gift, and generation skipping tax rules.

Medicare Hospital Insurance Tax

A Medicare hospital insurance tax of 3.8% will apply to some types of investment income. This tax will apply to the taxable portion of (1) any proceeds distributed from the Policy as annuity payments pursuant to a settlement option prior to the death of the Insured, or (2) the proceeds of any sale or disposition of the Policy. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax advisor.

Federal Income Tax Withholding

In General. Protective Life will withhold and remit to the federal government a part of the taxable portion of a surrender and withdrawal made under a Policy unless the Owner notifies Protective Life in writing and such notice is received at the Home Office at or before the time of the surrender or withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the Owner requests that no taxes be withheld or whether Protective Life withholds a sufficient amount of taxes, the Owner will be responsible for the payment of any taxes including any penalty tax that may be due on the amounts received. The Owner may also be required to pay penalties under the estimated tax rules if the Owner's withholding and estimated tax payments are insufficient to satisfy the Owner's tax liability.

Trade or Business Entity Owns or Is Directly or Indirectly a Beneficiary of the Policy

Where a Policy is owned by other than a natural person, the Owner's ability to deduct interest on business borrowing unrelated to the Policy can be impacted as a result of its ownership of cash value life insurance. No deduction generally will be allowed for a portion of a taxpayer's otherwise deductible interest expense unless the Policy covers only one individual and such individual is, at the time first covered by the Policy, a 20 percent owner of the trade or business entity that owns the Policy, or an officer, director, or employee of such trade or business.

Although this limitation generally does not apply to Policies held by natural persons, if a trade or business (other than one carried on as a sole proprietorship) is directly or indirectly the beneficiary under a Policy (e.g., pursuant to a split-dollar agreement), the Policy will be treated as held by such trade or business. The effect will be that a portion of the trade or business entity's deduction for its interest expenses will be disallowed unless the above exception for a 20 percent owner, employee, officer or director applies.

The portion of the entity's interest deduction that is disallowed will generally be a pro rata amount which bears the same ratio to such interest expense as the taxpayer's average unborrowed cash value bears to the sum of the taxpayer's average unborrowed cash value and average adjusted bases of all other assets. Any corporate or business use of the Policy should be carefully reviewed by your tax adviser with attention to these rules as well as any other rules and possible tax law changes that could occur with respect to corporate-owned life insurance. In the case of a Policy owned by an insurance company, similar rules apply under Sections 807 and 832 of the Code.

Employer-Owned Life Insurance

Section 101(j) of to the Code denies the tax-free treatment of death benefits payable under an employer-owned life insurance contract unless certain notice and consent requirements are met and either (1) certain rules relating to the insured employee's status are satisfied or (2) certain rules relating to the payment of the "amount received under the contract" to, or for the benefit of, certain beneficiaries or successors of the insured employee are satisfied. These rules apply to life insurance contracts owned by corporations (including S corporations), individual sole proprietors, estates and trusts, and partnerships that are engaged in a trade or business. Any business contemplating the purchase of a Policy on the life of an employee should consult with its legal and tax advisers regarding the applicability of Section 101(j) of the Code to the proposed purchase.

Split Dollar Life Insurance

A tax adviser should also be consulted if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser.

Other Employee Benefit Programs

Complex rules may apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of employee benefits. These Policy owners also must consider whether the Policy was applied for by, or issued to, a person having an insurable interest under applicable state law, as the lack of insurable interest may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the Beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult your legal advisor.

Employer-Financed Insurance Purchase Arrangements

In addition to corporations and other employers, the Policy is also available for purchase by individuals whose employers will pay some or all of the Premiums due under the Policy pursuant to an employer-financed insurance purchase arrangement. In such cases, references in this Prospectus to the "Owner" of the Policy will refer to the individual and, depending on the context, references to the "payment of premiums" will refer to payments to Protective Life under the Policy by the employer and/or by the employee.

Employers and employees contemplating the purchase of a Policy as a part of an employer-financed insurance purchase arrangement should consult qualified legal and tax counsel with regard to the issues presented by such a transaction. For this purpose, an employer- financed insurance purchase arrangement is a plan or arrangement which contemplates that an employer will pay one or more Premiums for the purchase of a Policy that will be owned, subject to certain restrictions, by an employee or by a person or entity designated by the employee.

The tax rules that apply to employer-financed insurance purchase arrangements are complex and depend on the particular facts associated with the arrangement. Thus, your qualified legal and tax advisors will need to evaluate the tax treatment of the arrangement based on your specific facts. The following general considerations often are relevant to such arrangements:

1.  Payments by the employer under typical employer-financed insurance purchase arrangements are only deductible for income tax purposes when the payments are taxable to the employee with respect to whom they are made.

2.  The payment of some or all of the premiums by the employer may create an ERISA welfare benefit plan which is subject to the reporting, disclosure, fiduciary and enforcement provisions of ERISA.

3.  The payment of some or all of the premiums by the employer usually will not prevent the Owner from being treated as the owner of the Policy for federal income tax purposes.

4.  A number of factors, including the performance of the Policy and whether the employer pays planned premiums, may cause a lapse of the Policy or may result in a need for later additional unscheduled premiums to keep your Policy in force.

5.  An employee considering whether to participate in an employer-financed insurance purchase arrangement should consider whether the financial and tax benefits of the ownership of the Policy outweigh the costs, such as sales loads and cost of insurance charges that will be incurred as a result of the purchase and ownership of the Policy.

6.  An employee considering whether to participate in an employer-financed insurance purchase arrangement should consider whether the designation of another person or entity as the owner of the Policy will have adverse consequences under applicable gift, estate, inheritance, or income tax laws.

7.  An employee considering whether to participate in an employer-financed insurance purchase arrangement should consider whether the financial performance of the Policy will support any planned withdrawals or borrowings under the Policy.

8.  In an employer-financed insurance purchase arrangement, the procedures described below in "TRANSFERS OF POLICY VALUE — Limitations on frequent transfers, including 'market timing' transfers," which are designed to prevent or minimize market timing and excessive trading by Owners may, in certain circumstances, require us to perform standardized trade monitoring; in other circumstances such monitoring will be performed by the Fund. Certain Funds require us to provide reports of the Owner's trading activity, if prohibited trading, as defined by the Fund, is suspected. The determination of whether there is prohibited trading based on the Funds' definition of prohibited trading may be made by us or by the Fund. The Fund determines the restrictions imposed, which could be one of the four restrictions described in this Prospectus or by restricting the Owner from making Transfers into the identified Fund for the period of time specified by the Fund.

Change of Insured Endorsement

If the Insured is changed pursuant to the Change of Insured Endorsement, the Policy will be treated for tax purposes as if it were exchanged for a new Policy. The exchange will be taxable under Section 1001 of the Code, and the transaction will not qualify for tax-free treatment under Section 1035 of the Code. The Company makes no representations concerning the tax effects of the Change of Insured Endorsement. Owners are responsible for seeking tax counsel regarding the tax effects of the endorsement. Upon a change of Insured pursuant to the Change of Insured Endorsement, the guaranteed mortality charges under the Policy after the change will be based on the new Insured, and those charges may need to be based on a different mortality table than applied prior to the change, such as to ensure compliance with Section 7702 of the Code. The Company also reserves the right to refund Cash Value at the time of such change, including for purposes of maintaining compliance with Section 7702 of the Code.

Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income and withholding tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers or beneficiaries that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions (including taxable Death Benefits) from life insurance policies at a 30% rate, unless a lower treaty rate applies. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a tax advisor regarding federal tax withholding with respect to distributions from a Policy.

FATCA Withholding

If the payee of a distribution (including the Death Benefit) from the Policy is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the Policy or the nature of the distribution. The rules relating to FATCA are complex, and a tax advisor should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Policy.

SUPPLEMENTAL BENEFITS

The following supplemental benefits available through riders and endorsements may be available to be added to your Policy subject to state availability. Monthly charges, if applicable, for these riders and endorsements will be deducted from your Policy Value as part of the monthly deduction. See "Monthly Deduction." Not all such riders and endorsements may be available at any time, and supplemental riders and endorsements in addition to those listed below may be made available. The Term Life Insurance Rider (i) is not available to individual Owners, (ii) can only be added at the time of Policy issue, (iii) is subject to additional underwriting, (iv) the purchaser must satisfy certain criteria such as the number of Policies it expects to purchase and the expected aggregate Face Amount under all such Policies, and (v) may not be available in every state, each as further discussed below under "Term Life Insurance Rider."

The Change of Insured Endorsement (i) is not available to individual Owners, and (ii) can only be added at the time of Policy issue, as further discussed below under "Change of Insured Endorsement (not available to individual Owners)." The Terminal Illness Accelerated Death Benefit Endorsement (i) is only available to individual Owners, (ii) can only be added at the time of Policy issue, and (iii) may not be available in every state, as discussed below under "Terminal Illness Accelerated Death Benefit Endorsement (only available to individual Owners)." Please ask your Protective Life agent for further information, or contact the Home Office.

Term Life Insurance Rider. This rider provides term life insurance on the Insured. Coverage is renewable annually until the Insured's Attained Age 121. The amount of coverage provided under this rider varies from month to month as described below. We will pay the rider's death benefit to the Beneficiary when we receive Due Proof of death of the Insured while this rider is in force.

We offer this rider in circumstances that result in the savings of sales and distribution expenses and administrative costs. To qualify, a corporation, employer, or other purchaser must satisfy certain criteria such as, for example, the number of Policies it expects to purchase and the expected Face Amount under all such Policies. Generally, the sales contacts and effort and administrative costs per Policy depend on factors such as the number of Policies purchased by a single Owner, the purpose for which the Policies are purchased, and the characteristics of the proposed Insureds. The amount of reduction and the criteria for qualification are related to the sales effort and administrative costs resulting from sales to a qualifying Owner. Protective Life from time to time may modify on a uniform basis both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Owners funded by the Variable Account.

If you purchase this rider, the Total Face Amount shown on your Policy's Schedule will be equal to the amount of coverage provided by this rider (i.e., the "Term Life Insurance Face Amount") plus the Base Policy Face Amount. The minimum allocation of Face Amount between your Policy and the rider is 10% and 90% at inception, respectively.

The amount of the Rider Death Benefit depends on the death benefit option that applies under your Policy. The option under the rider will at all times be the same as the option you have chosen for your Policy. The Rider Death Benefit will be determined on each Monthly Anniversary Day in accordance with one of those options. The Rider Death Benefit is payable in addition to the Death Benefit otherwise provided by the Policy. For each of the options, any outstanding Policy Debt will reduce the total Death Benefit payable. The effect of the total Death Benefit payable under the rider will depend on the Death Benefit option that applies under the Policy on the Insured's date of death.

Option 1: Level Death

The Rider Death Benefit will be:

•  the greater of:

a)  the Total Face Amount shown on the Policy Schedule, less any partial withdrawals; and

b)  the Cash Value on the Insured's date of death multiplied by the applicable Factor shown in the Table on the Policy Schedule and based on the age of the Insured on date of death.

•  less the greater of:

c)  the Base Policy Face Amount shown on the Policy Schedule; and

d)  the Policy Value of the Policy.

Option 2: Coverage Plus

The Rider Death Benefit will be:

•  the greater of:

a)  the Total Face Amount shown on the Policy Schedule, plus the Policy Value Account on the Insured's date of death; and

b)  the Cash Value on the Insured's date of death multiplied by the applicable Factor shown in the Table on the Policy Schedule based on the age of the Insured at date of death.

•  less

c)  the Base Policy Face Amount shown on the Policy Schedule; plus

d)  the Policy Value of the Policy.

If you purchase this rider, the sales load will be proportionately lower as a result of a reduction in commission payments. Commissions payable to sales representatives for the sale of the Policy are calculated based on the total premium payments. As a result, this rider generally is not offered in connection with any Policy with annual premium payments of less than $100,000, except for policies issued on a guaranteed issue basis. In our discretion, we may decline to offer this rider or refuse to consent to a proposed allocation of coverage between a Policy and term rider.

If this rider is offered, the commissions will vary depending on the allocation of your coverage between the Policy and the term rider. The same initial Death Benefit will result in the highest commission when there is no term rider, with the commission declining as the portion of the Death Benefit coverage allocated to the term rider increases. Thus, the lowest commission amount is payable, and the lowest amount of sales load deducted from your premiums will occur, when the maximum term rider is purchased.

You may terminate this rider by submitting Written Notice in Good Order to our Home Office. This rider also will terminate on the earliest of the following dates:

•  The date the Policy is surrendered, terminated or lapses; or

•  The date of death of the Insured.

Change of Insured Endorsement (not available to Individual Owners). This endorsement permits you to change the Insured under your Policy or any Insured that has been named by virtue of this endorsement. Before we change the Insured you must provide us with (1) a written request in Good Order for the change signed by you and approved by us; (2) Evidence of Insurability for the new Insured; (3) evidence that there is an insurable interest between you and the new Insured; (4) evidence that the new Insured's age, at the nearest birthday, is under 70 years; and (5) evidence that the new Insured was born prior to the Policy Effective Date. We may charge a fee for administrative and underwriting expenses when you change the Insured. The minimum charge is $100 per change and the maximum charge is $400 per change. When a change of Insured takes effect, premiums will be based on the new Insured's age, sex, mortality class and the premium rate in effect on the Policy Effective Date. See also "TAX CONSIDERATIONS — Change of Insured Endorsement."

Terminal Illness Accelerated Death Benefit Endorsement (only available to individual Owners). The endorsement provides for an accelerated death benefit payment to the Owner if the Insured has a qualifying terminal illness and all of the terms and conditions of the endorsement are met. The accelerated death benefit is based on a portion of the Face Amount and is subject to a maximum accelerated death benefit. The fee for the Terminal Illness Accelerated Death Benefit Endorsement will be deducted from the accelerated death benefit payment paid to the Owner. See "FEE TABLES — Periodic Charges Other Than Fund Operating Expenses." However, a lien equal to the accelerated death benefit payment is established against the Policy and reflects interest. The primary impact of the lien and any accumulated interest is a reduction in the amount of the Death Benefit by the amount of the lien plus accumulated interest. The lien also reduces the amount available for Policy loans and withdrawals. Consult your sales representative and review the endorsement for limitations, terms and conditions. See also "TAX CONSIDERATIONS — Tax Treatment of Life Insurance Death Benefit Proceeds and Terminal Illness Accelerated Death Benefits."

USE OF THE POLICY

Life insurance, including variable life insurance, can be used to provide for many individual and business needs, in addition to providing a death benefit. Possible applications of a variable life insurance policy, such as this Policy include: (1) serving as vehicle for accumulating funds for a college education, (2) estate planning, (3) serving as an investment vehicle on various types of deferred compensation arrangements, (4) buy-sell arrangements, (5) split dollar arrangements, and (6) a supplement to other retirement plans. The Policy described in this Prospectus is offered to corporations and other employers to provide life insurance coverage in connection with, among other things, deferred compensation plans and employer-financed insurance purchase arrangements.

As with any investment, using this Policy under these or other applications entails certain risks. For example, if investment performance of Sub-Accounts to which Policy Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate Cash Surrender Value sufficient to adequately fund the application for which the Policy was purchased. Similarly, certain transactions under a Policy entail risks in connection with the application for which the Policy is purchased. Withdrawals, Policy loans and interest paid on Policy loans may significantly affect current and future Policy Value, Cash Surrender Value or Death Benefit Proceeds. If, for example, a Policy loan is taken but not repaid prior to the death of the Insured, the Policy Debt is subtracted from the Death Benefit in computing the Death Benefit Proceeds to be paid to a Beneficiary.

Prior to utilizing this Policy for the above applications, you should consider whether the anticipated duration of the Policy is appropriate for the application for which you intend to purchase it.

In addition, you need to consider the tax implications of using the Policy with these applications. The tax implications of using this Policy with these applications can be complex and generally are not addressed in the discussion of "TAX CONSIDERATIONS" above. Loans and withdrawals will affect the Policy Value and Death Benefit. There may be penalties and taxes if the Policy is surrendered, lapses, matures or if a withdrawal or a loan is made. Because of these risks, you need to carefully consider how you use this Policy. This Policy may not be suitable for all persons, under any of these applications.

Replacement of Life Insurance or Annuities

The term replacement has a special meaning in the life insurance industry. Before you make a decision to buy, we want you to understand what impact a replacement may have on your existing insurance policy.

A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has or will be:

1.  Lapsed, forfeited, surrendered or partially surrendered, assigned to the replacing insurer, or otherwise terminated;

2.  converted to reduced paid-up insurance, continued as extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values;

3.  amended to effect either a reduction in benefits or in the term for which coverage would otherwise remain in force or for which benefits would be paid

4.  reissued with any reduction in cash value, or

5.  pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.

There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. A replacement may affect your plan of insurance in the following ways:

1.  You will pay new acquisition costs;

2.  You may have to submit to new medical examinations;

3.  You may pay increased premiums because of the increased age or changed health of the Insured;

4.  Claims made in the early policy years may be contested;

5.  You may have to pay surrender charges and/or income taxes on your current policy or contract values;

6.  Your new policy or contract values may be subject to surrender charges; and

7.  If part of a financed purchase, your existing policy or contract values or Death Benefit may be reduced.

You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.

STATE VARIATIONS

Policies issued in your state may provide different features and benefits from, and impose different costs than, those described in this Prospectus because of state law variations. These differences include, among other things, cancellation period rights, issue age limitations, and the general availability of riders. This Prospectus describes the material rights and obligations of an Owner, and the maximum fees and charges for all Policy features and benefits are set forth in the fee table of this Prospectus. See your Policy for specific variations because any such state variations will be included in your Policy or in riders or endorsements attached to your Policy. See your agent or contact us for specific information that is applicable to your state. Appendix B in this Prospectus describes all material state variations.

SALE OF THE POLICIES

We have entered into an agreement with Investment Distributors, Inc. ("IDI") under which IDI has agreed to distribute the Policies on a "best efforts" basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Policies. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly owned subsidiary of PLC, is an affiliate of Protective Life, and its Home Office shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member firm of the Financial Industry Regulatory Authority ("FINRA").

IDI does not sell Policies directly to purchasers. IDI, together with Protective Life, enters into distribution agreements with other broker-dealers (collectively, "Selling Broker-Dealers") for the sale of the Policies. Registered representatives of the Selling Broker-Dealers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Policies.

We pay commissions and additional asset-based compensation to Selling Broker-Dealers through IDI. IDI does not retain any commission payment or other amounts as principal underwriter for the Policies. However, we may pay some or all of IDI's operating and other expenses.

We paid the following aggregate dollar amounts to IDI in commissions and additional asset-based compensation relating to sales of our variable life policies, other than the Policies. IDI did not retain any of these amounts, and passed along this compensation directly to the Selling Broker-Dealers.

Fiscal Year Ended	Amount Paid to IDI
December 31, 2017	$8,903,766
December 31, 2018	$7,510,893
December 31, 2019	$8,251,305

We offer the Policies on a continuous basis. While we anticipate continuing to offer the Policies, we reserve the right to discontinue the offering at any time.

Selling Broker-Dealers

We pay commissions and may provide some form of non-cash compensation to all Selling Broker-Dealers in connection with the promotion and sale of the Policies. A portion of any payments made to Selling Broker-Dealers may be passed on to their registered representatives in accordance with their internal compensation programs. We may use any of our corporate assets to pay commissions and other costs of distributing the Policies, including any profit from the mortality and expense risk charge. Commissions and other incentives or payments described below are not charged directly to Policy Owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policies.

Compensation We Pay to All Selling Broker-Dealers. We pay commissions as a percentage of initial and subsequent premium payments at the time we receive them, as a percentage of Policy Value on an ongoing basis, or a combination of both. The maximum sales commission is 25% of Premium. We may also pay to selected Selling Broker-Dealers additional compensation in the form of (1) payments for participation in meetings and conferences that include presentations about our products (including the Policies), and (2) payments to help defray the costs of sales conferences and educational seminars for the Selling Broker-Dealers' registered representatives.

The registered representative who sells you the Policy typically receives a portion of the compensation we pay to his or her Selling Broker-Dealer, depending on the agreement between the Selling Broker-Dealer and your registered representative and the Selling Broker-Dealer's internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. A registered representative may be required to return all or a portion of the commissions paid if: (i) a Policy terminates prior to the third Policy Anniversary; or (ii) a Policy is surrendered for the Surrender Benefit within the first seven Policy Years and applicable state insurance law permits a return of expense charge. If you would like information about what your registered representative and the Selling Broker-Dealer for whom he or she works may receive in connection with your purchase of a Policy, please ask your registered representative.

Non-Cash Compensation. In the normal course of business, we may also provide non-cash compensation in connection with the promotion of the Policies, including conferences and seminars (including travel, lodging and meals in connection therewith), and items of relatively small value, such as promotional gifts, meals, or tickets to sporting or entertainment events, in accordance with all applicable federal and state rules, including FINRA's non-cash compensation rules.

Additional Compensation We Pay to Selected Selling Broker-Dealers. In addition to the cash and non-cash compensation described above, we may pay additional asset-based compensation in the form of marketing allowances and "revenue sharing" to selected Selling Broker-Dealers. These payments may be (1) additional amounts as a percentage of premium payments on our variable insurance products, and (2) additional "trail" commissions, which are periodic payments as a percentage of the contract and policy values or variable account values of our variable insurance products. Some or all of these additional asset-based compensation payments may be conditioned upon the Selling Broker-Dealer producing a specified amount of new premium payments and/or premiums and/or maintaining a specified amount of contract and policy value with us.

The Selling Broker-Dealers to whom we pay additional asset-based compensation provide preferential treatment with respect to our products in their marketing programs. Preferential treatment of our products by a Selling Broker-Dealer may include any or all of the following: (1) enhanced marketing of our products over non-preferred products; (2) increased access to the Selling Broker- Dealer's registered representatives; and (3) payment of higher compensation to registered representatives for selling our products than for selling non-preferred products.

Conflicts of Interest. The prospect of receiving, or the receipt of, additional asset-based and/or incentive compensation creates a conflict of interest because it may provide Selling Broker-Dealers and/or their registered representatives with an incentive to favor sales of our variable insurance products (including the Policies) over other variable insurance products (or other investments) with respect to which a Selling Broker-Dealer does not receive additional compensation, or receives lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Policies. If you would like information about what your registered representative and the Selling Broker-Dealer for whom he or she works may receive in connection with your purchase of a Policy, please ask your registered representative.

Fund Payments to Broker-Dealers. The Funds and their related companies may pay a broker-dealer for services provided with regard to the sale of Fund shares to the Sub-Accounts under the Policy. The amount and/or structure of the compensation can possibly create a conflict of interest as it may influence the broker-dealer and your registered representative to present this Policy (and certain Sub-Accounts under the Policy) over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the broker-dealer or other intermediary or your salesperson. You should ask your registered representative about variations and how he or she and his or her broker-dealer are compensated for selling the Policy.

PAYMENTS WE RECEIVE

Fund Sponsors may compensate us for providing the administrative, recordkeeping and reporting services they would normally be required to provide to individual shareholders or for cost savings experienced by the Fund Sponsors. Such compensation is typically a percentage of the Variable Account assets invested in the relevant Fund and generally may range up to 0.35% of net assets. IDI, a broker-dealer and affiliate of Protective Life and the principal underwriter and distributor of the Policy, may also receive Rule 12b-1 fees (ranging up to 0.25%) directly from certain Funds for providing marketing and distribution related services related to shares of Funds (or certain classes of shares of Funds) offered in connection with a Fund's Rule 12b-1 plan. If IDI receives 12b-1 fees, combined compensation for administrative and distribution related services generally ranges up to 0.60% annually of the Variable Account assets invested in a Fund.

Other Payments. A Fund Sponsor may provide us (or our affiliates) and/ or broker-dealers that sell the Policies ("selling firms") with marketing support, may pay us (or our affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may occasionally provide us (or our affiliates) and/or selling firms with items of relatively small value, such as promotional gifts, meals, tickets, or other similar items in the normal course of business.

Conflicts of Interest. Such payments and fees create a conflict of interest for the Company because we have an incentive to offer Funds (or classes of shares of Funds) for which such payments and fees are available to us. We consider such payments and fees, among other things, when deciding to include a Fund (or class of shares of a Fund) as an investment option under the Policy. Other available investment portfolios (or other available classes of shares of the Funds) may have lower fees and better overall investment performance than the Funds (or classes of shares of the Funds) offered under the Policy.

For details about the compensation payments we make in connection with the sale of the Policies, see "SALE OF THE POLICIES."

BUSINESS DISRUPTION AND CYBERSECURITY RISKS

Business Disruption and Cyber Security Risks. We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value. Systems failures and cyber-attacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. In addition, the occurrence of any pandemic disease (like COVID-19), natural disaster, terrorist attack or any other event that results in our workforce, and/or employees of service providers and/or third party administrators, being compromised and unable or unwilling to fully perform their responsibilities, could likewise result in interruptions in our service, including our ability to issue contracts and process contract transactions. Even if our workforce and employees of our service providers and/or third party administrators were able to work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and lead to delays in our issuing contracts and processing of other contract-related transactions. Cybersecurity risks and catastrophic events may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks, information security breaches or other catastrophic events in the future, we take reasonable steps to mitigate these risks and secure our systems and business operations from such failures, attacks and events.

COVID-19. The outbreak of the novel coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. Equity and financial markets have experienced increased volatility and negative returns, and interest rates have declined due to the COVID-19 pandemic and other market factors. Such events can adversely impact us and our operations. Management believes the Company is taking appropriate actions to mitigate the negative impact to our business and operations. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated or predicted at this time as these events are still developing.

Moreover, these market conditions have impacted the performance of the Funds underlying the Sub-Accounts. If these market conditions continue, and depending on your individual circumstances (e.g., your selected investment options and the timing of any contributions, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the policy. The duration of the COVID-19 pandemic, and the future impact that the pandemic may have on the financial markets and global economy, cannot be foreseen, however. You should consult with a financial professional about how the COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the policy, such as purchasing the policy or making contributions, transfers, or withdrawals, based on your individual circumstances.

LEGAL PROCEEDINGS

Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on Protective Life's or the Variable Account's financial position.

We are currently being audited on behalf of multiple states' treasury and controllers' offices for compliance with laws and regulations concerning the identification, reporting, and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Death Master File to identify deceased insureds and contract Owners. In addition, we are the subject of a multistate market conduct examination with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties, and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the Variable Account, on IDI's ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

FINANCIAL STATEMENTS

There are no financial statements for Protective COLI VUL separate account because it had not commenced as of December 31, 2019.

The audited consolidated balance sheets for Protective Life as of December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income (loss), shareowner's equity and cash flows for the three years in the period ended December 31, 2019 as well as the Reports of Independent Registered Public Accounting Firms are contained in the Statements of Additional Information.

GLOSSARY

"We", "us", "our", "Protective Life", and "Company"

Refer to Protective Life Insurance Company. "You", "your" and "Owner" refer to the person(s) who have been issued a Policy.

Attained Age

The Insured's age as of the nearest birthday on the Policy Effective Date, plus the number of complete Policy Years since the Policy Effective Date.

Base Policy Face Amount

The amount of life insurance coverage identified as the Base Policy Face Amount on the Policy Schedule.

Beneficiary

The person, persons or entity whom the Owner designates to receive the proceeds of the Policy upon the death of the Insured. The Owner may designate a primary Beneficiary or Beneficiaries, as well as a contingent Beneficiary or Beneficiaries to receive the proceeds if there is no primary Beneficiary(ies) living at the time of the Insured's death. A Beneficiary may also be designated as irrevocable which may limit the Owner's ability to alter that designation or make future Policy changes.

Cancellation Period

Period shown in Appendix B during which the Owner may exercise the cancellation privilege and return the Policy for a refund.

Cash Surrender Value: Calculated on the effective date of the surrender is equal to:

(a)  Cash Value; less

(b)  Policy Debt; and less

(c)  Any liens for payments made under an accelerated death benefit endorsement plus accrued interest.

Cash Value

Policy Value plus any applicable Return of Expense Charge Benefit.

Death Benefit

The amount of insurance provided under the Policy used to determine the Death Benefit Proceeds.

Death Benefit Proceeds

The amount payable to the Beneficiary if the Insured dies while the Policy is in force. It is equal to the Death Benefit plus any death benefit under any rider or endorsement to the Policy less (1) any Policy Debt (2) any liens for payments made under an accelerated death benefit endorsement plus accrued interest and (3) less any unpaid Monthly Deductions if the Insured dies during a grace period.

Death Benefit Option

One of two options that an Owner may select for the computation of Death Benefit Proceeds, Face Amount (Option 1, Level), or Face Amount Plus Policy Value (Option 2, Coverage Plus).

Due Proof of Death

Receipt at our Home Office of a certified death certificate or judicial order from a court of competent jurisdiction or similar tribunal.

Evidence of Insurability

Information about an Insured which is used to approve or reinstate this Policy or any additional benefit.

Face Amount/Total Face Amount

Total Face Amount is the sum of the Base Policy Face Amount (life insurance coverage) as shown on the Policy Schedule plus any endorsements or riders attached to the Policy that provided additional life insurance coverage on the Insured, if applicable, as shown on the Policy Schedule. The minimum Face Amount permitted under the Policy is $100,000. Face Amount is equal to the amount listed as Base Policy Face Amount on the Policy Schedule.

Fixed Account

Part of Protective Life's General Account to or from which Policy Value may be transferred and into which Net Premiums may be allocated under a Policy.

Fixed Account Value

The Policy Value in the Fixed Account.

Fund

An underlying mutual fund in which a Sub-Account invests. Each Fund is an investment company registered with the SEC or a separate investment series of a registered investment company.

General Account

All of the Company's assets other than those allocated to the Variable Account or any other separate account. The Company has complete ownership and control of the assets in the General Account.

Good Order ("good order")

A request or transaction generally is considered in "Good Order" if we receive it at our Home Office within the time limits, if any, we prescribe for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to affect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; evidence of insurability; your policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Funds affected by the requested transaction; the signatures of the Policy Owner (exactly as indicated on the Policy), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any consents. With respect to premium payments, Good Order also generally includes receipt by one of us of sufficient funds to affect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have questions, you should contact us or your financial professional before submitting the form or request.

Home Office

2801 Highway 280 South, Birmingham, Alabama 35223. The mailing address for the Home Office is P.O. Box 292 Birmingham, AL 35201-0292. The Home Office is referred to as the "Administrative Office" in the Policy.

Insured

The person whose life is covered by the Policy.

Issue Age

The Insured's age as of the nearest birthday on the Policy Effective Date.

Issue Date

The date the Policy is issued.

Lapse

Termination of the Policy at the expiration of the grace period while the Insured is still living.

Loan Account

An account within Protective Life's General Account to which Fixed Account Value and/or Variable Account Value plus interest credited on the portion of the Policy Value being used as collateral for the outstanding Policy loans is transferred as collateral for Policy loans.

Loan Account Value

The Policy Value in the Loan Account.

Loan Interest Credit Spread

An amount deducted from the loan interest rate to cover the costs the Company incurs by providing the loaned cash value. The maximum Loan Interest Credit Spread is 1.5% and is shown on the Policy Schedule and in the table of Periodic Charges Other Than Fund Operating Expenses.

Money Market Sub-Account

A Fund which seeks a high level of current income as is consistent with the preservation of capital and liquidity and investing in short term, high quality, liquid debt and monetary instruments.

Monthly Anniversary Day

The same day in each month as the Policy Effective Date.

Monthly Deduction

The fees and charges deducted monthly from the Fixed Account Value and/or Variable Account Value as described on the Policy Schedule.

Net Amount at Risk

The Net Amount at Risk as of any Monthly Anniversary Day is equal to: (a) the Death Benefit discounted at one plus the monthly guaranteed interest rate minus the Policy Value (prior to deducting the Cost of Insurance), if the Death Benefit Option is Death Benefit Option 1 (Level Death Benefit); or, (b) the Death Benefit minus the Policy Value discounted at one plus the monthly guaranteed interest rate, if the Death Benefit Option is Death Benefit Option 2 (Coverage Plus).

Net Premium

A premium payment minus the applicable premium expense charges.

Owner

The person, or persons, or entity entitled to all rights in this Policy while the Insured is living including designation of a Beneficiary. These rights are subject to any assignment and to the rights of any Irrevocable Beneficiary. The Owner may name a contingent Owner who will own this Policy if the Owner dies while this Policy is in force. If the Owner dies before the Insured, any contingent Owner named in the application, or subsequent endorsement, will become the new Owner. If no contingent Owner is named, the Owner's estate becomes the new Owner. The Owner may change the Owner (including a contingent Owner) by Written Notice.

Policy Anniversary

The same day and month in each Policy Year as the Policy Effective Date.

Policy Debt

The sum of all outstanding policy loans plus accrued interest.

Policy Effective Date

The date shown in the Policy as of which coverage under the Policy begins. In the Policy, Policy Effective Date is known as "Policy Date."

Policy Month

The Policy Month begins on a Monthly Anniversary Day and ends on the day prior to the next Monthly Anniversary Day.

Policy Value

The sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value. Policy Value is referred to as "Policy Value Account" in the Policy.

Policy Year

Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.

Return of Expense Charge Benefit

Where applicable, the Company will calculate and return a percentage of the expense charge. The Return of Expense Charge Benefit calculation is based on a percentage of the Policy Value, and is only payable upon a complete surrender of the Policy. Refer to the "Return of Expense Charge Benefit" provision in the Policy for the percentage and duration of the Return of Expense Charge Benefit and any limitations and requirements.

Request

Any written, telephoned, electronic or computerized instruction in a form satisfactory to the Company and received at the Home or Administrative Office from the Owner or an assignee of record, as specified in a form acceptable to the Company and which may be required in writing, or the Beneficiary (as applicable) as required by any provision of the Policy or as required by the Company. In addition, subject to the Company's administrative requirements as they may exist from time to time and to any requirements that may be imposed by the Funds or other investments, the Company reserves the right to require advance Written Notice from the Owner.

Sub-Account

A separate division of the Variable Account established to invest in a particular Fund.

Sub-Account Value

The sum of the values of the Sub-Accounts credited to the Owner as Policy Value.

Valuation Date

The date on which the net asset value of each Fund is determined. A Valuation Date is each day that the NYSE is open for regular business. The value of a Sub-Account's assets is determined at the end of each Valuation Date. To determine the value of an asset on a day that is not a Valuation Date, the value of that asset as of the end of the previous Valuation Date will be used.

Valuation Period

The period commencing with the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.

Variable Account

One of the accounts into which Premiums may be paid under this Policy, net of Policy fees and charges described herein. The account is a segregated investment account established by the Company and a separate account under Tennessee law named the Protective COLI VUL separate account. The Company owns the assets in the Variable Account. The investments held in the Variable Account provide variable life insurance benefits under this Policy. This account is kept separate from the General Account and other separate accounts the Company may have. The Variable Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. Protective COLI VUL separate account, a separate investment account of Protective Life to and from which Policy Value may be transferred and into which Net Premiums may be allocated.

Variable Account Value

The sum of all Sub-Account Values.

Written Notice

A notice or request submitted in writing in a form satisfactory to Protective Life and received at the Home Office via U.S. postal service or nationally recognized overnight delivery service. Protective Life reserves the right to require advance Written Notice from the Owner for (i) premium allocations; (ii) Policy loans and loan repayments; and surrenders, partial withdrawals, or transfers.

STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A

OPTION 1

MEC EXAMPLE.

For purposes of this example, assume that the Insured is a male, standard nonsmoker class and the Insured's Attained Age is 40. Under Option 1, a Policy with a $100,000 Face Amount will generally pay $100,000 in Death Benefits. However, because the Death Benefit must be equal to or be greater than 491% (rounded for simplicity), which is the applicable Death Benefit Factor for the Insured based on age and underwriting class, of the Cash Value, any time that the Cash Value exceeds $20,367, the Death Benefit will exceed the $100,000 Face Amount. Each additional dollar added to Cash Value above $20,367 will increase the Death Benefit by $4.91 during Attained Age 40. A Policy with a $100,000 Face Amount and a Cash Value of $50,000 will provide Death Benefit of $245,500 ($50,000 x 491%); a Cash Value of $60,000 will provide a Death Benefit of $294,600 ($60,000 x 491%); a Cash Value of $70,000 will provide a Death Benefit of $343,700 ($70,000 x 491%).

Similarly, so long as Cash Value exceeds $20,367, each dollar taken out of Cash Value will reduce the Death Benefit by $4.91. If, for example, the Cash Value is reduced from $35,000 to $20,367 because of partial surrenders, charges, or negative investment performance, the Death Benefit will be reduced from $171,850 to $100,000. If at any time, however, the Cash Value multiplied by the Death Benefit Factor is less than the Face Amount, the Death Benefit will equal the current Face Amount of the Policy.

The Death Benefit Factor percentage becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than 40), the specified amount factor would be 350%. The Death Benefit would not exceed the $100,000 Face Amount unless the Cash Value exceeded approximately $28,571 (rather than $20,367), and each dollar then added to or taken from the Cash Value would change the life insurance proceeds by $3.50 (rather than $4.91).

Calculations:

Death Benefit is the greater of the Face Amount and the Cash Value multiplied by the applicable Death Benefit Factor
For example: Death Benefit Factor (Male NS 40) = 4.91
If the Cash Value exceeds 20,367 (100,000 / 4.91), then the Death Benefit will exceed the Face Amount. If the Cash Value is less than this amount, the Death Benefit will equal the Face Amount.

Other Cash Value & Death Benefit examples, assuming male, standard nonsmoker, Attained Age 40:

Cash Value = 50,000
Death Benefit = Max(100,000; 50,000 x 4.91 = 245,500) = 245,000
Cash Value = 60,000
Death Benefit = Max(100,000; 60,000 x 4.91 = 294,600) = 294,600
Cash Value = 15,000
Death Benefit = Max(100,000; 15,000 x 4.91 = 73,650) = 100,000

For a male, standard nonsmoker, attained age 50 (Death Benefit Factor = 3.50):
If the Cash Value exceeds 28,571 (100,000 / 3.50), then the Death Benefit will exceed the Face Amount. If the Cash Value is less than this amount, the Death Benefit will equal the Face Amount.

NON-MEC EXAMPLE.

The IRC under section 7702 defines a life insurance contact. Under section 7702A, the IRS codifies that a policy that is life insurance under 7702, but fails a 7-pay test comparing cumulative premiums paid to the policy to the sum of the "net level premiums" (defined here as "7-Pay Premiums") over the first seven years, would become a MEC. In this case, the policy would continue to legally be defined as a life insurance contract, but may incur penalties and adverse tax consequences when withdrawing funds from the policy or taking policy loans. By dividing the single premium calculated as the necessary to fund the policy under IRC 7702 by an annual annuity of $1 paid for seven years, we are able to come up with a set of "7-Pay Factors" per $1,000 of Face Amount that are multiplied by the policy's Face Amount to determine allowable 7-Pay Premiums for the policy.

For purposes of this example, assume that the Insured is a male, standard nonsmoker class and the Insured's Issue Age is 40. Under Option 1, a Policy with a $100,000 Face Amount will generally pay $100,000 in Death Benefits. The 7-Pay Premium for this policy and attained age is $3,277 (7-Pay Factor of 32.77 per 1,000 of Face Amount). If cumulative premiums paid within the first seven years exceed the cumulative 7-Pay Premiums through that policy year, the policy will become a MEC.

As another example, assume that the Insured is a male, standard nonsmoker class and the Insured's Issue Age is 50. Under Option 1, a Policy with a $100,000 Face Amount will generally pay $100,000 in Death Benefits. The 7-Pay Premium is $4,606 (7-Pay Factor of 46.06 per 1,000 of Face Amount). If more than $4,606 is paid in the first year or if cumulative premiums paid in the first seven years exceeded the sum of the 7-Pay Premiums through that policy year, the policy would become a MEC. If instead, the policyholder wanted to put more money in, they could alternatively purchase a policy with a higher Face Amount, which would allow for more premiums allowed at the same ratio. For a male, standard nonsmoker with an Issue Age of 50 purchasing $200,000 of Face Amount, the 7-Pay Premiums would instead be $9,212 (200,000 / 1,000 x 46.06).

Other examples of 7-Pay Premiums determined from Face Amount:

Male, standard nonsmoker, Issue Age of 30
Face Amount = 100,000
7-Pay Factor = 23.00
7-Pay Premium = 23.00 x (100,000 / 1,000) = 2,300

If cumulative premiums within the first 7 years exceed the sum of the 7-Pay Premiums through that policy year, then the policy will be a MEC. For example, if $2,000 of Premium is paid in Policy Year 1 and then $3,000 of premium is paid in Policy Year 2, the cumulative premiums ($2,000 + $3,000 = $5,000) would exceed the sum of the 7-Pay Premiums ($2,300 + $2,300 = $4,600) and the policy would become a MEC.

Male, standard nonsmoker, Issue Age of 50
Face Amount = 200,000
7-Pay Factor = 46.06
7-Pay Premium = 46.06 x (200,000 / 1,000) = 9,212

If cumulative premiums within the first 7 years exceed the sum of the 7-Pay Premiums through that policy year, then the policy will be a MEC. For example, if $8,000 of Premium is paid in Policy Years 1 through 5 and then $12,000 of premium is paid in Policy Year 6, the cumulative premiums ($8,000 x 5 + $12,000 = $52,000) would not exceed the sum of the 7-Pay Premiums ($9,212 x 6 = $55,272) and the policy would not become a MEC. If, however, $16,000 was paid in Policy Year 6 instead, the cumulative premiums would equal $56,000 and the policy would become a MEC.

OPTION 2

MEC EXAMPLE.

For purposes of this example, assume that the Insured is a male, standard nonsmoker class and the Insured's Attained Age is 40. Under Option 2, a Policy with a Face Amount of $100,000 will generally provide a Death Benefit of $100,000 plus Policy Value Account. Thus, for example, a Policy with a Policy Value Account of $10,000 will have a Death Benefit of $110,000 ($100,000 + $10,000); a Policy Value Account of $20,000 will provide a Death Benefit of $120,000 ($100,000 + $20,000). Similarly to the Option 1 examples however, the Death Benefit must be at least 491% of the Cash Value, based on the Death Benefit Factors provided. Cash Value is the Policy Value Account plus any Return of Expense Charge. For example, assume the Policy Value Account is $25,000 and assume a 5% Return of Expense Charge. Then the Cash Value is $26,250 ($25,000 + 5% x $25,000). The Death Benefit is the greater of the Face Amount plus Policy Value Account, or 491% of the Cash Value. Face Amount plus Policy Value Account is $125,000. 491% of the Cash Value is $128,888. Therefore, the Death Benefit is $128,888.

Calculations:

Death Benefit is equal to the greater of (a) and (b), where (a) is the sum of the Face Amount and the Policy Value Account, and (b) is the Cash Value multiplied by the applicable Death Benefit Factor. For example, assuming an Insured is male, standard nonsmoker with a Face Amount of $100,000, Attained Age is 40, and current Return of Expense Charge is 5%:

Examples of Death Benefits, Policy Value Accounts, and Face Amounts:

Assume the Policy Value Account = $10,000
Cash Value = Policy Value Account x (1 + Return of Expense Charge) = $10,500
(a) = Face Amount + Policy Value Account = $100,000 + $10,000 = 110,000
(b) = Cash Value x Death Benefit Factor = $10,500 x 4.91 = $51,555
Death Benefit is the greater of (a) and (b), so is therefore $110,000

Assume the Policy Value Account = $30,000
Cash Value = Policy Value Account x (1 + Return of Expense Charge) = $31,500
(a) = Face Amount + Policy Value Account = $100,000 + $30,000 = 130,000
(b) = Cash Value x Death Benefit Factor = $31,500 x 4.91 = $154,665
Death Benefit is the greater of (a) and (b), so is therefore $154,665

NON-MEC EXAMPLE

For purposes of this example, assume that the Insured is a male, standard nonsmoker class and the Insured's Issue Age is 40. Under Option 2, a Policy with a Face Amount of $100,000 will generally provide a Death Benefit of $100,000 plus Policy Value Account. The 7-Pay Premium equals $3,277 (7-Pay Factor is 32.77 per 1,000 of Face Amount). At issue the Policy Value Account will be the Premium paid less the Expense Charge. Assuming the Premium paid is $3,000 and the Expense Charge is 5%, the Policy Value Account at issue would be $$2,850 ($3,000 x (1 – 5%)). Because the Return of Expense Charge is equal to the Expense Charge plus 1%, the Return of Expense Charge would equal 6% and the Cash Value would equal $3,021 ($2,850 x (1 + 6%)).

The Death Benefit is equal to the greater of (a) and (b), where (a) is the sum of the Face Amount and the Policy Value Account, and (b) is the Cash Value multiplied by the applicable Death Benefit Factor. In this example, the death benefit is the greater of (a) $102,850 ($100,000 Face Amount plus $2,850 Policy Value Account), and (b) $14,833 ($3,021 Cash Value multiplied by 4.91 Death Benefit Factor). The Death Benefit in this example is therefore $102,850.

Other examples of 7-Pay Premiums determined from Face Amount:

Male, standard nonsmoker, Issue Age of 30, initial premium of $2,000, Expense Charge of 5%
Face Amount = 100,000
7-Pay Factor = 23.00
7-Pay Premium = 23.00 x (100,000 / 1,000) = 2,300
Policy Value Account at issue = Premium x (1 – Expense Charge) = $2,000 x (1 – 5%) = $1,900
Cash Value at issue = Policy Value Account x (1 + Return of Expense Charge) = $1,900 x (1 + 6%) = $2,014
Death Benefit at issue  = Max (Face Amount + Policy Value Account, Cash Value x Death Benefit Factor)
= Max ($100,000 + $1,900, $2,014 x 6.97) = Max ($101,900, $14,038) = $101,900

If cumulative premiums within the first 7 years exceed the sum of the 7-Pay Premiums through that policy year, then the policy will be a MEC. For example, if $2,000 of Premium is paid in Policy Year 1 and then $3,000 of premium is paid in Policy Year 2, the cumulative premiums ($2,000 + $3,000 = $5,000) would exceed the sum of the 7-Pay Premiums ($2,300 + $2,300 = $4,600) and the policy would become a MEC.

Male, standard nonsmoker, Issue Age of 50, initial premium of $9,000, Expense Charge of 5%
Face Amount = 200,000
7-Pay Factor = 46.06
7-Pay Premium = 46.06 x (200,000 / 1,000) = 9,212
Policy Value Account at issue = Premium x (1 – Expense Charge) = $9,000 x (1 – 5%) = $8,550
Cash Value at issue = Policy Value Account x (1 + Return of Expense Charge) = $8,550 x (1 + 6%) = $9,063
Death Benefit at issue  = Max (Face Amount + Policy Value Account, Cash Value x Death Benefit Factor)
= Max ($200,000 + $8,550, $9,063 x 3.50) = Max ($208,550, $31,721) = $208,550

If cumulative premiums within the first 7 years exceed the sum of the 7-Pay Premiums through that policy year, then the policy will be a MEC. For example, if $8,000 of Premium is paid in Policy Years 1 through 5 and then $12,000 of premium is paid in Policy Year 6, the cumulative premiums ($8,000 x 5 + $12,000 = $52,000) would not exceed the sum of the 7-Pay Premiums ($9,212 x 6 = $55,272) and the policy would not become a MEC. If, however, $16,000 was paid in Policy Year 6 instead, the cumulative premiums would equal $56,000 and the policy would become a MEC.

APPENDIX B

RIGHT TO CANCEL (FREE LOOK) TIME PERIODS
States
AL, AK, AZ, AR, CO, CT, DE, DC, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NC, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY

There is a 10 day right to cancel period that starts on the date the Owner receives the Policy. If the Policy is issued as a replacement of existing life insurance or annuity coverage, the right to cancel period is extended to 30 days from the date of receiving it. If you are not satisfied with the Policy, you can return it to the Company or an agent of the Company. The Policy will be void from the start, and the Company will refund the Policy Value plus any fees and charges. The Owner bears the investment risk during the right to cancel period.

CA	There is a 10 day right to cancel period that starts on the date the Owner receives the Policy. If the Policy is issued as a replacement of existing life insurance or annuity coverage, the right to cancel period is extended to 30 days from the date of receiving it. If you are not satisfied with the Policy, you can return it to the Company or an agent of the Company. The Policy will be void from the start, and the Company will refund the Policy Value plus any fees and charges. The Owner bears the investment risk during the right to cancel period.
(The above right to cancel period is varied for individual Policy Owners aged 60 years or over as follows)
The Policy may be returned within 30 days from the date you received it. During that 30-day period, your money will be placed in a fixed account or money-market fund, unless you direct that the premium be invested in a stock or bond portfolio underlying the policy during the 30-day period. If you do not direct that the premium be invested in a stock or bond portfolio, and if you return the Policy within the 30-day period, you will be entitled to a refund of the premium and any Policy fees paid. If you direct that the premium be invested in a stock or bond portfolio during the 30-day period, and if you return the Policy during that period, you will be entitled to a refund of the Policy Value on the day the Policy is received by the Company or agent who sold you the Policy, which could be less than the premium you paid for the Policy, plus any Policy fees paid.
FL	There is a 21 day right to cancel period that starts on the date the Owner receives the Policy. If the Policy is issued as a replacement of existing life insurance or annuity coverage, the right to cancel period is extended to 30 days from the date of receiving it. If you are not satisfied with the Policy, you can return it to the Company or an agent of the Company. The Policy will be void from the start, and the Company will refund the Policy Value plus any fees and charges. The Owner bears the investment risk during the right to cancel period.
The Death Benefit Payment Provision is varied as follows:
The Company will pay interest on the Death Benefit Proceeds from the date of death, to the date of settlement with interest at an annual rate equal to or greater than the Moody's Corporate Bond Yield Average-Monthly Corporate as of the day the claim was received
MT	All Policies issued in Montana are based on unisex tables and rates. Any reference in this prospectus to sex distinctions should be disregarded for this state.

APPENDIX B

RIGHT TO CANCEL (FREE LOOK) TIME PERIODS
States
ND	There is a 20 day right to cancel period that starts on the date the Owner receives the Policy. If the Policy is issued as a replacement of existing life insurance or annuity coverage, the right to cancel period is extended to 30 days from the date of receiving it. If you are not satisfied with the Policy, you can return it to the Company or an agent of the Company. The Policy will be void from the start, and the Company will refund the Policy Value plus any fees and charges. The Owner bears the investment risk during the right to cancel period.
The Suicide Exclusion Provision is varied as follows:
If the Insured commits suicide, while sane or insane, within 1 years from the Issue Date the proceeds payable under this Policy will be limited to an amount equal to all Premiums paid on this Policy less outstanding Policy loans and accrued loan interest, partial withdrawals and the cost for any riders or endorsements. Payment will be made to the Beneficiary.
If the Face Amount is increased and if the Insured commits suicide, while sane or insane, within 1 years from the effective date of any increase, the Company will pay only that portion of the Policy Value Account associated with the amount of the increase and the cost of insurance paid for the amount of increase. The Face Amount of the Policy will be reduced to the Face Amount that was in effect prior to the increase. The Company reserves the right to request and obtain evidence as to the manner and/or cause of the Insured's death.
ENDORSEMENT/RIDER VARIATIONS FOR CHANGE OF INSURED ENDORSEMENT
AL, AK, AZ, AR, CA, CO, CT, DE, DC, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, ND, NE, NV, NH, NJ, NM, NC, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY	The Change of Insured Endorsement is not available for Individuals.
ENDORSEMENT/RIDER VARIATIONS FOR TERMINAL ILLNESS ACCELERATED DEATH BENEFIT ENDORSEMENT
AL, AK, AZ, AR, CO, CT, DE, DC, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, ND, NE, NV, NH, NJ, NM, NC, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY	The Terminal Illness Accelerated Death Benefit Endorsement is only available for individuals.
CA	The Terminal illness Accelerated Death Benefit Endorsement is not available in this state.

APPENDIX B

ENDORSEMENT/RIDER VARIATIONS FOR TERM LIFE INSURANCE RIDER
States
ND	The Suicide Exclusion Provision for the Term Life Insurance Rider is varied as follows:
If the Insured commits suicide, while sane or insane, within 1 year of the Issue Date of this Rider, the payment will be limited to an amount equal to the cost of insurance deducted for this Rider.

The statement of additional information includes additional information about the Protective COLI VUL separate account. The statement of additional information and other information are available upon request at 1-800-265-1545 or by emailing gwexecbenefits@protective.com. Please send me a free copy of the SAI for the Protective Executive Benefits Registered VUL.

Name:
Address:
City, State, Zip:
Daytime Telephone Number:

Reports and other information regarding the Protective COLI VUL separate account are available on the SEC's internet site at http://www.sec.gov.

Investment Company Act File No.: 811-23604

PROTECTIVE COLI VUL
(Registrant)

PROTECTIVE LIFE INSURANCE COMPANY
(Depositor)

2801 Highway 280 South
Birmingham, Alabama 35223
(800) 265-1545

STATEMENT OF ADDITIONAL INFORMATION
Individual Flexible Premium Variable Universal Life Insurance Policy

This Statement of Additional Information ("SAI") contains additional information regarding the individual flexible premium variable universal life insurance policy (the "Policy") offered by Protective Life Insurance Company ("Protective Life"). The Policy is designed for use by corporations and employers and certain individuals. This SAI is not a prospectus, and should be read together with the Prospectus for the Policy dated __________, 2020 and the prospectuses for the Funds. You may obtain a copy of these prospectuses by writing or calling us at our address or phone number shown above. Capitalized terms in this SAI have the same meanings as in the Prospectus for the Policy.

__________, 2020

STATEMENT OF ADDITIONAL INFORMATION

ADDITIONAL POLICY INFORMATION

Limits on Policy Rights

Incontestability. Unless fraud is involved, Protective Life will not contest the Policy, or any supplemental rider, after the Policy or rider has been in force during the Insured's lifetime for two years from the Policy Effective Date or the effective date of the rider. Likewise, unless fraud is involved, Protective Life will not contest an increase in the Face Amount with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.

Suicide Exclusion. If the Insured dies by suicide, while sane or insane, within two years after the Policy Effective Date, the Death Benefit will be limited to the premium payments made before death, less any Policy Debt, liens (including accrued interest) and any withdrawals. If the Insured dies by suicide within two years after an increase in Face Amount, the Death Benefit with respect to the increase will be limited to the sum of the monthly cost of insurance charges made for that increase.

Misstatement of Age or Sex

If the Insured's age or sex has been misstated in the application for the Policy or in any application for supplemental riders, the Death Benefit under the Policy or such supplemental riders is the amount which would have been provided by the most recent cost of insurance charge, and the cost of such supplemental riders, at the correct age and sex.

Settlement Options

Payment of Death Benefit proceeds will be paid in a lump sum unless the Beneficiary chooses to receive the proceeds under a settlement option that the Company is then offering.

Policy Owner Control

For a variable life insurance policy to qualify for tax deferral, assets in the separate accounts supporting the Policy must be considered to be owned by the insurance company and not by the policy owner. Under current U.S. tax law, if a policy owner has excessive control over the investments made by a separate account, or the underlying fund, the policy owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of "investor control" the policy owner would not derive the tax benefits normally associated with variable life insurance. We urge you to consult your own tax advisor with respect to the application of the investor control doctrine.

ILLUSTRATIONS

We may provide illustrations for Death Benefit, Policy Value, and Surrender Value based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and are not a representation of past or future performance. Your rates of return and insurance charges may be higher or lower than these illustrations. The actual return on your policy account value will depend on factors such as the amounts you allocate to particular Funds, the amounts deducted for the Policy's monthly charges, the Funds' expense ratios, and your policy loan and partial withdrawal history.

Before you purchase the Policy and upon request thereafter, we will provide illustrations of future benefits under the Policy based upon the proposed insured's age and underwriting class, face amount, planned premiums, and riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one illustration during a Policy Year.

ADDITIONAL INFORMATION

CEFLI

Protective Life is a member of the Compliance & Ethics Forum for Life Insurers ("CEFLI"), and as such may include the CEFLI logo and information about CEFLI membership in Protective advertisements. Companies that belong to CEFLI subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

Other Investors in the Funds

Shares of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Alger Portfolios, American Century Variable Portfolios, Inc., American Funds Insurance Series, Blackrock Variable Series Funds, Inc., Columbia Funds Variable Insurance Trust, Davis Variable Account Fund, Inc., Delaware VIP Trust, Deutsche DWS Investments VIT Funds, Deutsche DWS Variable Series I, Deutsche DWS Variable Series II, BNY Mellon Stock Index Fund, Inc., BNY

1

Mellon Variable Investment Fund, Eaton Vance Variable Trust, Federated Insurance Series, Fidelity Variable Insurance Products, Fidelity Variable Insurance Products Fund III, Goldman Sachs Variable Insurance Trust, Great-West Funds, Inc., Great-West Profile Funds, Janus Aspen Series, JPMorgan Insurance Trust, Legg Mason Partners Variable Equity Trust, Lord Abbett Series Fund, Inc., MFS Variable Insurance Trust, MFS Variable insurance Trust II, MFS Variable Insurance Trust III, Neuberger Berman Advisers Management Trust, PIMCO Variable Insurance Trust, Pioneer Variable Contracts Trust, Putnam Variable Trust, Royce Capital Funds, T. Rowe Price Equity Series, Inc., VanEck VIP Trust, and Victory Variable Insurance Funds are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise among and between the interests of Policy Owners and other of the Fund's various investors. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another Fund. The board of directors (or trustees) of each of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Alger Portfolios, American Century Variable Portfolios, Inc., American Funds Insurance Series, Blackrock Variable Series Funds, Inc., Columbia Funds Variable Insurance Trust, Davis Variable Account Fund, Inc., Delaware VIP Trust, Deutsche DWS Investments VIT Funds, Deutsche DWS Variable Series I, Deutsche DWS Variable Series II, BNY Mellon Stock Index Fund, Inc., BNY Mellon Variable Investment Fund, Eaton Vance Variable Trust, Federated Insurance Series, Fidelity Variable Insurance Products, Fidelity Variable Insurance Products Fund III, Goldman Sachs Variable Insurance Trust, Great-West Funds, Inc., Great-West Profile Funds, Janus Aspen Series, JPMorgan Insurance Trust, Legg Mason Partners Variable Equity Trust, Lord Abbett Series Fund, Inc., MFS Variable Insurance Trust, MFS Variable insurance Trust II, MFS Variable Insurance Trust III, Neuberger Berman Advisers Management Trust, PIMCO Variable Insurance Trust, Pioneer Variable Contracts Trust, Putnam Variable Trust, Royce Capital Funds, T. Rowe Price Equity Series, Inc., VanEck VIP Trust, and Victory Variable Insurance Funds monitors events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

Assignment

The Policy may be assigned in accordance with its terms. An assignment is binding upon Protective Life only if it is in writing and filed at the Home Office. Once Protective Life has received a signed copy of the assignment, the Owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. Protective Life assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any Policy Debt and any liens. An assignment may result in certain amounts being subject to income tax and a 10% penalty tax. (See "Tax Considerations" in the prospectuses.)

State Regulation

Protective Life is subject to regulation by the Department of Insurance of the State of Tennessee, which periodically examines the financial condition and operations of Protective Life. Protective Life is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

Protective Life is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

Reports to Owners

Each year you will be sent a report at your last known address showing, as of the end of the current report period: the Death Benefit; Policy Value; Fixed Account Value; Variable Account Value; Loan Account Value; Sub-Account Values; premiums paid since the last report; withdrawals since the last report; any Policy loans and accrued interest; Surrender Value; current Net Premium allocations; charges deducted since the last report; any liens and accrued interest; and any other information required by law. You will also be sent an annual and a semi-annual report for each Fund underlying a Sub-Account to which you have allocated Policy Value, including a list of the securities held in each Fund, as required by the Investment Company Act of 1940. In addition, when you pay premiums or request any other financial transaction under your Policy you will receive a written confirmation of these transactions.

Legal Matters

Faegre Drinker Biddle & Reath LLP has provided advice on certain matters relating to the federal securities laws.

2

Experts

There are no financial statements for Protective COLI VUL separate account because it had not commenced operations as of December 31, 2019.

The consolidated financial statements of Protective Life Insurance Company as of December 31, 2019 and for the year then ended have been included herein in this Statement of Additional Information in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The business address for KPMG LLP is 420 20th Street North, Suite 1800, Birmingham, Alabama 35203.

The consolidated financial statements of Protective Life Insurance Company as of December 31, 2018 and for each of the two years in the period ended December 31, 2018 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The principal business address of PricewaterhouseCoopers LLP is 569 Brookwood Village Suite 851, Birmingham, Alabama 35209.

Reinsurance

The Company may reinsure a portion of the risks assumed under the Policies.

Additional Information

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policies. Not all the information set forth in the registration statement, and the amendments and exhibits thereto, has been included in the prospectus and this SAI. Statements contained in this SAI concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, N.E., Washington, DC 20549. The instruments may also be accessed using the SEC's website at http://www.sec.gov.

Pursuant to Commodity Futures Trading Commission Rule 4.5, Protective Life has claimed an exclusion from the definition of a the term "Commodity Pool Operator" under the Commodity Exchange Act ("CEA"). Therefore it is not subject to regulation as a Commodity Pool Operator under the CEA.

Financial Statements

There are no financial statements for Protective COLI VUL separate account because it had not commenced operations as of December 31, 2019.

The audited consolidated balance sheets for Protective Life as of December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income (loss), shareowner's equity and cash flows for the three years in the period ended December 31, 2019 as well as the Reports of Independent Registered Public Accounting Firms are contained herein. Protective Life's consolidated financial statements should be considered only as bearing on its ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in Protective COLI VUL separate account.

Financial Statements follow this page.

3

Report of Independent Registered Public Accounting Firm

To the Shareowner and Board of Directors
Protective Life Insurance Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Protective Life Insurance Company and subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of income, comprehensive income (loss), shareowner's equity, and cash flows for the year ended December 31, 2019, and the related notes and financial statement schedules III to V (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2019.

Birmingham, Alabama
March 25, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowner of Protective Life Insurance Company

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Protective Life Insurance Company and its subsidiaries (the "Company") as of December 31, 2018, and the related consolidated statements of income, comprehensive income (loss), shareowner's equity and cash flows for each of the two years in the period ended December 31, 2018, including the related notes and financial statement schedules as of and for each of the two years in the period ended December 31, 2018 listed in the index appearing under Item 15(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for administrative fees associated with certain property and casualty insurance products in 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

March 25, 2019
Birmingham, AL

We served as the Company's auditor from 1974 to 2019.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Revenues
Premiums and policy fees	$4,056,202	$3,656,508	$3,456,362
Reinsurance ceded	(1,517,204)	(1,383,510)	(1,367,096)
Net of reinsurance ceded	2,538,998	2,272,998	2,089,266
Net investment income	2,818,830	2,338,902	1,923,056
Realized investment gains (losses)	211,539	(144,179)	(15,954)
Other-than-temporary impairment losses	(67,161)	(56,578)	(1,332)
Portion recognized in other comprehensive income (before taxes)	32,708	26,854	(7,780)
Net impairment losses recognized in earnings	(34,453)	(29,724)	(9,112)
Other income	417,155	321,019	325,411
Total revenues	5,952,069	4,759,016	4,312,667
Benefits and expenses
Benefits and settlement expenses, net of reinsurance ceded: (2019 — $1,244,379; 2018 — $1,185,929; 2017 — $1,235,227)	4,256,062	3,511,252	2,955,005
Amortization of deferred policy acquisition costs and value of business acquired	175,653	226,066	79,443
Other operating expenses, net of reinsurance ceded: (2019 — $229,851; 2018 — $210,816; 2017 — $226,578)	836,906	774,110	814,211
Total benefits and expenses	5,268,621	4,511,428	3,848,659
Income before income tax	683,448	247,588	464,008
Income tax expense (benefit)
Current	390,314	123,624	36,565
Deferred	(259,850)	(69,963)	(754,974)
Total income tax expense (benefit)	130,464	53,661	(718,409)
Net income	$552,984	$193,927	$1,182,417

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Net income	$552,984	$193,927	$1,182,417
Other comprehensive income (loss):
Change in net unrealized gains (losses) on investments, net of income tax: (2019 — $753,312; 2018 — $(375,256); 2017 — $332,593)	2,833,888	(1,411,674)	705,859
Reclassification adjustment for investment amounts included in net income, net of income tax: (2019 — $(2,784); 2018 — $4,174; 2017 — $(397))	(10,474)	15,699	(944)
Change in net unrealized gains (losses) relating to other-than-temporary impaired investments for which a portion has been recognized in earnings, net of income tax: (2019 — $(950); 2018 — $(5,517); 2017 — $762)	(3,574)	(20,751)	391
Change in accumulated (loss) gain — derivatives, net of income tax: (2019 — $(2,600); 2018 — $(501); 2017 — $(303))	(9,781)	(1,884)	(563)
Reclassification adjustment for derivative amounts included in net income, net of income tax: (2019 — $479; 2018 — $301; 2017 — $243)	1,799	1,130	451
Total other comprehensive income (loss)	2,811,858	(1,417,480)	705,194
Total comprehensive income (loss)	$3,364,842	$(1,223,553)	$1,887,611

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Assets
Fixed maturities, at fair value (amortized cost: 2019 — $63,268,660; 2018 — $54,233,151)	$66,043,992	$51,679,226
Fixed maturities, at amortized cost (fair value: 2019 — $3,025,790; 2018 — $2,547,210)	2,823,881	2,633,474
Equity securities, at fair value (cost: 2019 — $534,463; 2018 — $589,221)	553,720	557,708
Mortgage loans (related to securitizations: 2019 — $—; 2018 — $134)	9,379,401	7,724,733
Investment real estate, net of accumulated depreciation (2019 — $203; 2018 — $251)	10,321	6,816
Policy loans	1,675,121	1,695,886
Other long-term investments	2,479,520	798,342
Short-term investments	1,320,864	666,301
Total investments	84,286,820	65,762,486
Cash	171,752	151,400
Accrued investment income	715,388	633,087
Accounts and premiums receivable	174,202	97,033
Reinsurance receivables	4,181,100	4,486,029
Deferred policy acquisition costs and value of business acquired	3,519,555	3,026,330
Goodwill	825,511	825,511
Other intangibles, net of accumulated amortization (2019 — $253,759; 2018 — $197,368)	583,426	612,854
Property and equipment, net of accumulated depreciation (2019 — $49,357; 2018 — $30,989)	211,745	183,843
Other assets	499,309	377,845
Assets related to separate accounts
Variable annuity	12,730,090	12,288,919
Variable universal life	1,135,666	937,732
Reinsurance assumed	11,443,105	—
Total assets	$120,477,669	$89,383,069
Liabilities
Future policy benefits and claims	$53,943,962	$41,900,618
Unearned premiums	794,832	769,620
Total policy liabilities and accruals	54,738,794	42,670,238
Stable value product account balances	5,443,752	5,234,731
Annuity account balances	14,289,907	13,720,081
Other policyholders' funds	1,576,856	1,128,379
Other liabilities	2,977,278	1,939,718
Income tax payable	34,224	27,189
Deferred income taxes	1,371,970	898,339
Debt	968	1,319
Subordinated debt	110,000	110,000
Non-recourse funding obligations	3,082,753	2,888,329
Secured financing liabilities	335,480	495,307
Liabilities related to separate accounts
Variable annuity	12,730,090	12,288,919
Variable universal life	1,135,666	937,732
Reinsurance assumed	11,443,105	—
Total liabilities	109,270,843	82,340,281
Commitments and contingencies — Note 15
Shareowner's equity
Preferred Stock; $1 par value, shares authorized: 2,000; Liquidation preference: $2,000	2	2
Common Stock, $1 par value, shares authorized and issued: 2019 and 2018 — 5,000,000	5,000	5,000
Additional paid-in-capital	8,260,537	7,410,537
Retained earnings	1,533,645	1,031,465
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on investments, net of income tax: (2019 — $(383,311); 2018 — $(367,217))	1,441,978	(1,381,436)
Net unrealized losses relating to other-than-temporary impaired investments for which a portion has been recognized in earnings, net of income tax: (2019 — $(7,004); 2018 — $(6,054))	(26,347)	(22,773)
Accumulated gain (loss) — derivatives, net of income tax: (2019 — $(2,123); 2018 — $(2))	(7,989)	(7)
Total shareowner's equity	11,206,826	7,042,788
Total liabilities and shareowner's equity	$120,477,669	$89,383,069

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHAREOWNER'S EQUITY

	Preferred Stock	Common Stock	Additional Paid-in- Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareowner's Equity
	(Dollars In Thousands)
Balance, December 31, 2016	$2	$5,000	$7,422,407	$(32,695)	$(655,040)	$6,739,674
Net income for 2017				1,182,417		1,182,417
Other comprehensive income					705,194	705,194
Comprehensive income for 2017						1,887,611
Cumulative effect adjustments				26,338	(26,338)	—
Dividends paid to the parent company				(259,089)		(259,089)
Return of capital			(43,911)			(43,911)
Balance, December 31, 2017	$2	$5,000	$7,378,496	$916,971	$23,816	$8,324,285
Net income for 2018				193,927		193,927
Other comprehensive loss					(1,417,480)	(1,417,480)
Comprehensive loss for 2018						(1,223,553)
Cumulative effect adjustments				(79,433)	(10,552)	(89,985)
Prior period adjustment			32,041			32,041
Balance, December 31, 2018	$2	$5,000	$7,410,537	$1,031,465	$(1,404,216)	$7,042,788
Net income for 2019				552,984		552,984
Other comprehensive income					2,811,858	2,811,858
Comprehensive income for 2019						3,364,842
Cumulative effect adjustments				(50,804)		(50,804)
Capital contributions from parent			850,000			850,000
Balance, December 31, 2019	$2	$5,000	$8,260,537	$1,533,645	$1,407,642	$11,206,826

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Cash flows from operating activities
Net income	$552,984	$193,927	$1,182,417
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment losses (gains)	(177,086)	173,903	25,066
Amortization of deferred policy acquisition costs and value of business acquired	175,653	226,066	79,443
Capitalization of deferred policy acquisition costs	(407,556)	(446,594)	(335,603)
Depreciation and amortization expense	74,216	67,125	61,740
Deferred income tax	(259,850)	(69,963)	(754,974)
Accrued income tax	7,035	104,175	19,377
Interest credited to universal life and investment products	1,342,563	963,471	692,993
Policy fees assessed on universal life and investment products	(1,729,044)	(1,553,994)	(1,354,685)
Change in reinsurance receivables	304,929	315,134	269,294
Change in accrued investment income and other receivables	(45,117)	50,112	(19,148)
Change in policy liabilities and other policyholders' funds of traditional life and health products	(543,963)	(550,367)	(331,880)
Trading securities:
Maturities and principal reductions of investments	113,543	155,692	165,575
Sale of investments	399,288	493,141	281,441
Cost of investments acquired	(368,369)	(589,379)	(355,410)
Other net change in trading securities	(47,635)	38,346	9,151
Amortization of premiums and accretion of discounts on investments and mortgage loans	319,467	308,407	319,264
Change in other liabilities	408,700	103,465	265,595
Other, net	(28)	(15,655)	(45,961)
Net cash provided by (used in) operating activities	119,730	(32,988)	173,695
Cash flows from investing activities
Maturities and principal reductions of investments, available-for-sale	1,980,966	1,189,366	695,349
Sale of investments, available-for-sale	4,242,259	2,573,826	1,801,173
Cost of investments acquired, available-for-sale	(6,421,411)	(4,865,104)	(4,013,245)
Change in investments, held-to-maturity	(195,000)	81,000	47,000
Mortgage loans:
New lendings	(1,322,981)	(1,589,459)	(1,671,929)
Repayments	1,016,899	1,068,552	923,347
Change in investment real estate, net	(3,366)	978	(104)
Change in policy loans, net	64,767	51,218	34,625
Change in other long-term investments, net	(35,536)	(169,293)	(91,934)
Change in short-term investments, net	(594,314)	(164,384)	(207,722)
Net unsettled security transactions	(184,963)	13,384	(19,023)
Purchase of property and equipment	(33,306)	(91,972)	(33,718)
Cash received (paid) related to reinsurance transactions	(815,574)	38,456	—
Net cash used in investing activities	(2,301,560)	(1,863,432)	(2,536,181)
Cash flows from financing activities
Borrowings under subordinated debt	—	110,000	—
Issuance (repayment) of non-recourse funding obligations	195,000	(63,890)	(16,070)
Secured financing liabilities	(159,826)	(522,442)	220,028
Capital Contributions from parent/Dividends/Return of capital to the parent company	850,000	—	(303,000)
Investment product and universal life deposits	5,183,845	5,650,100	4,683,121
Investment product and universal life withdrawals	(3,865,961)	(3,304,415)	(2,256,981)
Other financing activities, net	(876)	(388)	(196)
Net cash provided by financing activities	2,202,182	1,868,965	2,326,902
Change in cash	20,352	(27,455)	(35,584)
Cash at beginning of period	151,400	178,855	214,439
Cash at end of period	$171,752	$151,400	$178,855

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

Basis of Presentation

Protective Life Insurance Company (the "Company"), a stock life insurance company, was founded in 1907. The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company. On February 1, 2015, PLC became a wholly owned subsidiary of The Dai-ichi Life Insurance Company, Limited, a kabushiki kaisha organized under the laws of Japan (now known as Dai-ichi Life Holdings, Inc., "Dai-ichi Life"), when DL Investment (Delaware), Inc. a wholly owned subsidiary of Dai-ichi Life, merged with and into PLC (the "Merger"). Prior to February 1, 2015, PLC's stock was publicly traded on the New York Stock Exchange. Subsequent to the Merger date, PLC remained as an SEC registrant within the United States until January 23, 2020, when it suspended its reporting obligations with the SEC under the Securities Exchange Act of 1934. Subsequent to the Merger date, the Company has continued to be an SEC registrant for financial reporting purposes in the United States. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate segment devoted to the acquisition of insurance policies from other companies. PLC is a holding company with subsidiaries that provide financial services through the production, distribution, and administration of insurance and investment products.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities (see also Note 22, Statutory Reporting Practices and Other Regulatory Matters).

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

During the fourth quarter of 2018, the Company recorded an adjustment related to prior periods to correct an error pertaining to the tax deductibility of certain deferred compensation following the Dai-ichi acquisition and application of purchase accounting in 2015. The adjustment resulted in a $32.0 million increase to goodwill, with a corresponding increase in additional paid-in-capital. The Company concluded that the adjustment was not quantitatively or qualitatively material to previously reported annual or interim periods or the current interim period. As a result, this adjustment was recorded by the Company within the presented annual consolidated financial statements for the year ended December 31, 2018.

During the second quarter of 2019, the Company recorded an adjustment related to prior periods to correct an error pertaining to the deferred policy acquisitions costs ("DAC") tax reimbursements paid under reinsurance agreements the Company entered in previous years. The adjustment resulted in an $8.96 million increase to accounts and premiums receivable on the Company's consolidated balance sheet, with a corresponding increase to other income. The Company concluded that the adjustment was not quantitatively or qualitatively material to previously reported periods or the second quarter of 2019 interim period. As a result, this adjustment was recorded by the Company within the consolidated financial statements as of and for the period ended June 30, 2019.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION — (Continued)

Entities Included

The consolidated financial statements include the accounts of Protective Life Insurance Company and its affiliate companies in which the Company holds a majority voting or economic interest. Intercompany balances and transactions have been eliminated.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs ("DAC") and related amortization periods, goodwill recoverability, value of business acquired ("VOBA"), investments and certain derivatives fair values, other-than-temporary impairments, future policy benefits, pension and other postretirement benefits, provisions for income taxes, reserves for contingent liabilities, reinsurance risk transfer assessments, and reserves for losses in connection with unresolved legal matters.

Significant Accounting Policies

Valuation of Investment Securities

The Company determines the appropriate classification of investment securities at the time of purchase and periodically re-evaluates such designations. Investment securities are classified as either trading, available-for-sale, or held-to-maturity securities. Investment securities classified as trading are recorded at fair value with changes in fair value recorded in realized gains (losses). Investment securities purchased for long term investment purposes are classified as available-for-sale and are recorded at fair value with changes in unrealized gains and losses, net of taxes, reported as a component of other comprehensive income (loss). Investment securities are classified as held-to-maturity when the Company has the intent and ability to hold the securities to maturity and are reported at amortized cost. Interest income on available-for-sale and held-to-maturity securities includes the amortization of premiums and accretion of discounts and are recorded in investment income.

The fair value of fixed maturity, short-term, and equity securities is determined by management after considering one of three primary sources of information: third party pricing services, non-binding independent broker quotations, or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for non-binding prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. Based on the typical trading volumes and the lack of quoted market prices for available-for-sale and trading fixed maturities, third party pricing services derive the majority of security prices from observable market inputs such as recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Certain securities are priced via independent non-binding broker quotations. Where multiple broker quotes are obtained, the Company reviews the quotes and selects the quote that provides the best estimate of the price a market participant would pay for these specific assets in an arm's length transaction. A pricing matrix is used to price securities for which the Company is unable to obtain or effectively rely on either a price from a third party service or an independent broker quotation. Included in the pricing of other asset-backed securities, collateralized mortgage obligations ("CMOs"), and mortgage-backed securities ("MBS") are estimates of the rate of future prepayments of principal and underlying collateral support over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and rates of prepayments previously experienced at the interest rate levels projected for the underlying collateral. The basis for the cost of securities sold was determined at the Committee on Uniform Securities Identification Procedures ("CUSIP") level on a first in first out basis. The committee supplies a unique nine-character identification, called a CUSIP number, for each class of security approved for trading in the U.S., to facilitate clearing and settlement. These numbers are used when any buy and sell orders are recorded.

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company's intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security's amortized cost, 5) the duration of the decline, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding the Company's expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security's basis is adjusted and an other-than-temporary impairment is recognized. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security's amortized cost are written down to discounted expected future cash flows ("post impairment cost") and credit losses are recorded in earnings. The difference between the securities' discounted expected future cash flows and the fair value of the securities on the impairment date is recognized in other comprehensive income (loss) as a non-credit portion impairment. When calculating the post impairment cost for residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"), the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. As a result of the Company's cash management system, checks issued from a particular bank but not yet presented for payment may create negative book cash balances with the bank at certain reporting dates. Such negative balances are included in other liabilities and were $183.7 million as of December 31, 2019 and $153.3 million as of December 31, 2018, respectively. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

Policy Loans

Policy loans are stated at unpaid principal balances. Interest income is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Any unpaid principal and accrued interest is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

Deferred Policy Acquisition Costs

The incremental direct costs associated with successfully acquired insurance policies, are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products. DAC are subject to recoverability testing at the end of each accounting period. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Acquisition costs for stable value contracts are amortized over the term of the contracts using the effective yield method.

The Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits, currently 1.00% to 7.08%) the Company expects to experience in future periods when determining the present value of estimated gross profits. These assumptions are best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with our universal life and investment products had been realized.

Value of Businesses Acquired

In conjunction with the Merger and the acquisition of insurance policies or investment contracts, a portion of the purchase price is allocated to the right to receive future gross profits from cash flows and

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

earnings of associated insurance policies and investment contracts. This intangible asset, called VOBA, is based on the actuarially estimated present value of future cash flows from associated insurance policies and investment contracts acquired. The estimated present value of future cash flows used in the calculation of the VOBA is based on certain assumptions, including mortality, persistency, expenses, and interest rates that the Company believes to be those of a market participant. The Company amortizes VOBA in proportion to gross premiums for traditional life products, or estimated gross margins ("EGMs") for participating traditional life products within the MONY Life Insurance Company ("MONY") block. For interest sensitive products, the Company uses various amortization bases including expected gross profits ("EGPs"), revenues, account values, or insurance in-force. VOBA is subject to annual recoverability testing.

Included within the deferred policy acquisition costs and value of business acquired line of the Company's consolidated balance sheets are amounts related to certain contracts or blocks of business that have negative VOBA. These amounts are presented on a net basis with positive VOBA amounts within this line on the Company's consolidated balance sheets. Negative VOBA is amortized over the life of the related policies based on the amount of insurance in-force (for life insurance) or account values (for annuities). Such amortization is recorded in the amortization of deferred policy acquisition costs and value of business acquired line of the Company's consolidated statements of income on a net basis with any positive VOBA amortization.

Intangible Assets

Intangible assets with definite lives are amortized over the estimated useful life of the asset and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Amortizable intangible assets primarily consist of distribution relationships, trade names, technology, and software. Intangible assets with indefinite lives, primarily insurance licenses, are not amortized, but are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Software is generally amortized over a three — five year useful life.

Intangible assets recognized by the Company included the following (excluding goodwill):

	As of December 31,		Estimated
	2019	2018	Useful Life
	(Dollars In Thousands)		(In Years)
Distribution relationships	$366,423	$377,441	14-22
Trade names	71,918	78,629	13-17
Technology	85,454	93,433	7-14
Other	27,631	31,351
Total intangible assets subject to amortization	551,426	580,854
Insurance licenses	32,000	32,000	Indefinite
Total intangible assets	$583,426	$612,854

Identified intangible assets were valued using the excess earnings method, relief from royalty method or cost approach, as appropriate.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Amortizable intangible assets will be amortized straight line over their assigned useful lives. The following is a schedule of future estimated aggregate amortization expense:

Year	Amount
(Dollars In Thousands)
2020	$54,350
2021	51,746
2022	48,206
2023	46,519
2024	45,406

Property and Equipment

In conjunction with the Merger, property and equipment was recorded at fair value as of the Merger date and will be depreciated from this basis in future periods based on the respective estimated useful lives. Real estate assets were recorded at appraised values as of the acquisition date. The Company has estimated the remaining useful life of the home office building, as of the date of the Merger, to be 25 years. Land is not depreciated.

The Company depreciates its assets using the straight-line method over the estimated useful lives of the assets. The Company's furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and computers are depreciated over a four year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

In 2019, the Company adopted Accounting Standards Update ("ASU" or "Update") No. 2016-02 — Leases which addressed certain aspects of recognition, measurement, presentation, and disclosure of leases. The Update required all leases with terms greater than 12 months to be recorded on the balance sheet in the form of a lease asset and liability. The Company recorded a cumulative effect adjustment as of the date of adoption, January 1, 2019, establishing a right of use asset and lease liability of $18.2 million on its consolidated balance sheet reflected in the property and equipment, net of accumulated depreciation and other liabilities line items, respectively.

Property and equipment consisted of the following:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Home office building	$153,456	$144,669
Data processing equipment	37,303	28,793
Capital leases	24,941	1,863
Other, principally furniture and equipment	20,482	14,587
Total property and equipment subject to depreciation	236,182	189,912
Accumulated depreciation	(49,357)	(30,989)
Land	24,920	24,920
Total property and equipment	$211,745	$183,843

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Separate Accounts

The separate account assets represent funds for which the Company does not bear the investment risk. These assets are carried at fair value and are equal to the separate account liabilities, which represent the policyholder's equity in those assets. The investment income and investment gains and losses on the separate account assets accrue directly to the policyholder. These amounts are reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements. Amounts assessed against policy account balances for the costs of insurance, policy administration, and other services are included in premiums and policy fees in the accompanying consolidated statements of income. Fees are generally based on the daily net assets of the policyholder's account value and recognized as revenue when assessed. Beginning in 2019, assets and liabilities related to separate accounts include balances related to separate accounts assumed through reinsurance. These balances relate to variable annuity and variable life policies that we have reinsured on a modified coinsurance basis.

Stable Value Product Account Balances

The Stable Value Products segment sells fixed and floating rate funding agreements directly to qualified institutional investors. The segment also issues funding agreements to the Federal Home Loan Bank ("FHLB"), and markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans. GICs are contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan.

The Company records its stable value contract liabilities in the consolidated balance sheets in stable value product account balances at the deposit amount plus accrued interest, adjusted for any unamortized premium or discount. Interest on the contracts is accrued based upon contract terms. Any premium or discount is amortized using the effective yield method.

The segment's products complement the Company's overall asset/liability management in that the terms may be tailored to the needs of the Company as the seller of the contracts. Stable value product account balances include GICs and funding agreements the Company has issued. As of December 31, 2019 and 2018, the Company had $3,876.6 million and $4,083.8 million, respectively, of stable value product account balances marketed through structured programs. Most of the Company's outstanding GICs and funding agreements have maturities of one to twelve years.

As of December 31, 2019, future maturities of stable value products were as follows:

Year of Maturity	Amount
(Dollars In Millions)
2020	$1,765.2
2021-2022	2,535.1
2023-2024	1,029.1
Thereafter	114.0

Derivative Financial Instruments

GAAP requires that all derivative instruments be recognized in the balance sheet at fair value. The Company records its derivative financial instruments in the consolidated balance sheet in other long-term investments and other liabilities. The change in the fair value of derivative financial

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

instruments is reported either in the statement of income or in the statement of other comprehensive income (loss), depending upon whether the derivative instrument qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists. For cash flow hedges, the effective portion of their gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the period during which the hedged item impacts earnings. Any remaining gain or loss, the ineffective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis. The Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship in earnings. Changes in the fair value of derivatives that are recognized in current earnings are reported in Realized investment gains (losses). For additional information, see Note 7, Derivative Financial Instruments.

Insurance Liabilities and Reserves

Establishing an adequate liability for the Company's obligations to policyholders requires the use of certain assumptions. Estimating liabilities for future policy benefits on life and health insurance products requires the use of assumptions relative to future investment yields, mortality, morbidity, persistency, and other assumptions based on the Company's historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Determining liabilities for the Company's property and casualty insurance products also requires the use of assumptions, including the projected levels of used vehicle prices, the frequency and severity of claims, and the effectiveness of internal processes designed to reduce the level of claims. The Company's results depend significantly upon the extent to which its actual claims experience is consistent with the assumptions the Company used in determining its reserves and pricing its products. The Company's reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that it will pay for actual claims or the timing of those payments.

Guaranteed Living Withdrawal Benefits

The Company also establishes reserves for guaranteed living withdrawal benefits ("GLWB") on its variable annuity ("VA") products. The GLWB is valued in accordance with FASB guidance under the ASC Derivatives and Hedging Topic which utilizes the valuation technique prescribed by the ASC Fair Value Measurements and Disclosures Topic, which requires the embedded derivative to be recorded at fair value using current interest rates and implied volatilities for the equity indices. The fair value of the GLWB is impacted by equity market conditions and can result in the GLWB embedded derivative being in an overall net asset or net liability position. In times of favorable equity market conditions the likelihood and severity of claims is reduced and expected fee income increases. Since claims are generally expected later than fees, these favorable equity market conditions can result in the present value of fees being greater than the present value of claims, which results in a net GLWB embedded derivative asset. In times of unfavorable equity market conditions the likelihood and severity of claims is increased and expected fee income decreases and can result in the present value of claims exceeding the present value of fees resulting in a net GLWB embedded derivative liability. The methods used to estimate the embedded derivative employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

assumes age-based mortality from the Ruark 2015 ALB table adjusted for company experience. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. The Company reinsures certain risks associated with the GLWB to Shades Creek Captive Insurance ("Shades Creek"), a direct wholly owned insurance subsidiary of PLC. As of December 31, 2019 and 2018, the Company's net GLWB liability held, including the impact of reinsurance, was $186.0 million and $43.3 million, respectively.

Goodwill

The balance recognized as goodwill is not amortized, but is reviewed for impairment on an annual basis, or more frequently as events or circumstances may warrant, including those circumstances which would more likely than not reduce the fair value of the Company's reporting units below its carrying amount. Accounting for goodwill requires an estimate of the future profitability of the associated lines of business within the Company's operating segments to assess the recoverability of the capitalized goodwill. The Company's material goodwill balances are attributable to certain of its operating segments (which are each considered to be reporting units). The Company evaluates the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first determines through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If the qualitative analysis does not indicate that an impairment of segment goodwill is more likely than not then no other specific quantitative impairment testing is required.

If it is determined that it is more likely than not that impairment exists, the Company performs a quantitative assessment and compares its estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. The cash flows used to determine the fair value of the Company's reporting units are dependent on a number of significant assumptions. The Company's estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions.

Income Taxes

The Company's income tax returns are included in PLC's consolidated U.S. income tax return.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Tax Reform Act"). Further information on the tax impacts of the Tax Reform Act is included in Note 19, Income Taxes.

The Company uses the asset and liability method of accounting for income taxes. Generally, most items in pretax book income are also included in taxable income in the same year. However, some

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

items are recognized for book purposes and for tax purposes in different years or are never recognized for either book or tax purposes. Those differences that will never be recognized for either book or tax purposes are permanent differences (e.g., the investment income not subject to tax). As a result, the effective tax rate reflected in the financial statements may differ from the statutory rate reflected in the tax return. Those differences that are reported in different years for book and tax purposes are temporary and will reverse over time (e.g., the valuation of future policy benefits). These temporary differences are accounted for in the intervening periods as deferred tax assets and liabilities. Deferred tax assets generally represent revenue that is taxable before it is recognized in financial income and expenses that are deductible after they are recognized in financial income. Deferred tax liabilities generally represent revenues that are taxable after they are recognized in financial income or expenses or losses that are deductible before they are recognized in financial income. Components of accumulated other comprehensive income (loss) ("AOCI") are presented net of tax, and it is the Company's policy to use the aggregate portfolio approach to clear the disproportionate tax effects that remain in AOCI as a result of tax rate changes and certain other events. Under the aggregate portfolio approach, disproportionate tax effects are cleared only when the portfolio of investments that gave rise to the deferred tax item is sold or otherwise disposed of in its entirety.

The application of GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance, if necessary, to reduce the Company's deferred tax assets to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company may consider many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized.

GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on tax returns. The application of this guidance is a two-step process, the first step being recognition. The Company determines whether it is more likely than not, based on the technical merits, that the tax position will be sustained upon examination. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. The Company measures the tax position as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority that has full knowledge of all relevant information. This measurement considers the amounts and probabilities of the outcomes that could be realized upon ultimate settlement using the facts, circumstances, and information available at the reporting date.

The Company's liability for income taxes includes the liability for unrecognized tax benefits which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations expires. Generally, for tax years

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

which produce net operating losses, capital losses or tax credit carryforwards, the statute of limitations does not close until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The Company classifies all interest and penalties related to tax uncertainties as income tax expense. See Note 19, Income Taxes, for additional information regarding income taxes.

Variable Interest Entities

The Company holds certain investments in entities in which its ownership interests could possibly be considered variable interests under Topic 810 of the FASB ASC (excluding debt and equity securities held as trading, available-for-sale, or held-to-maturity). The Company reviews the characteristics of each of these applicable entities and compares those characteristics to applicable criteria to determine whether the entity is a Variable Interest Entity ("VIE"). If the entity is determined to be a VIE, the Company then performs a detailed review to determine whether the interest would be considered a variable interest under the guidance. The Company then performs a qualitative review of all variable interests with the entity and determines whether the Company is the primary beneficiary. ASC 810 provides that an entity is the primary beneficiary of a VIE if the entity has 1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and 2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE, which is recorded on the balance sheet as fixed maturities at amortized cost. For more information on the Company's investment in a VIE refer to Note 5, Investment Operations, to the consolidated financial statements.

Policyholder Liabilities, Revenues, and Benefits Expense

Future Policy Benefits and Claims

Future policy benefit liabilities for the years indicated are as follows:

	As of December 31,
	2019	2018	2019	2018
	Total Policy Liabilities and Accruals		Reinsurance Receivable
	(Dollars In Thousands)
Life and annuity benefit reserves	$52,478,019	$40,883,229	$3,279,374	$3,573,500
Unpaid life claim liabilities	810,585	654,077	373,942	383,620
Life and annuity future policy benefits	53,288,604	41,537,306	3,653,316	3,957,120
Other policy benefits reserves	422,579	142,855	69,316	80,688
Other policy benefits unpaid claim liabilities	232,779	220,457	170,603	175,591
Future policy benefits and claims and associated reinsurance receivable	53,943,962	41,900,618	3,893,235	4,213,399
Unearned premiums	794,832	769,620	287,865	272,630
Total policy liabilities and accruals and associated reinsurance receivable	$54,738,794	$42,670,238	$4,181,100	$4,486,029

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Liabilities for life and annuity benefit reserves consist of liabilities for traditional life insurance, cash values associated with universal life insurance, immediate annuity benefit reserves, and other benefits associated with life and annuity benefits. The unpaid life claim liabilities consist of current pending claims as well as an estimate of incurred but not reported life insurance claims.

Other policy benefit reserves consist of certain health insurance policies that are in runoff. The unpaid claim liabilities associated with other policy benefits includes current pending claims, the present value of estimated future claim payments for policies currently receiving benefits and an estimate of claims incurred but not yet reported.

Traditional Life, Health, and Credit Insurance Products

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. In accordance with ASC 805, the liabilities for future policy benefits on traditional life insurance products, when combined with the associated VOBA, were recorded at fair value on the date of the Merger. These values, subsequent to the Merger, are computed using assumptions that include interest rates, mortality, lapse rates, expense estimates, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2019, range from approximately 2.50% to 5.50%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to us and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Traditional life insurance premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and VOBA. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Universal Life and Investment Products

Universal life and investment products include universal life insurance, guaranteed investment contracts, guaranteed funding agreements, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 1.0% to 8.75% and investment products ranged from 0.18% to 11.25% in 2019.

The Company establishes liabilities for fixed indexed annuity ("FIA") products. These products are deferred fixed annuities with a guaranteed minimum interest rate plus a contingent return based on equity market performance. The FIA product is considered a hybrid financial instrument under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC" or "Codification") Topic 815 — Derivatives and Hedging which allows the Company to make the election to value the liabilities of these FIA products at fair value. This election was made for the FIA products issued prior to 2010 as the policies were issued. These products are no longer being marketed. The future changes in the fair value of the liability for these FIA products are recorded in Benefit and settlement expenses with the liability being recorded in Annuity account balances. For more information regarding the determination of fair value of annuity account balances please refer to Note 6, Fair Value of Financial Instruments. Premiums and policy fees for these FIA products consist of fees that have been assessed against the policy account balances for surrenders. Such fees are recognized when assessed and earned.

The Company currently markets a deferred fixed annuity with a guaranteed minimum interest rate plus a contingent return based on equity market performance and the products are considered hybrid financial instruments under the FASB's ASC Topic 815 — Derivatives and Hedging. The Company did not elect to value these FIA products at fair value. As a result, the Company accounts for the provision that provides for a contingent return based on equity market performance as an embedded derivative. The embedded derivative is bifurcated from the host contract and recorded at fair value in Other liabilities. Changes in the fair value of the embedded derivative are recorded in Realized investment gains (losses). For more information regarding the determination of fair value of the FIA embedded derivative refer to Note 6, Fair Value of Financial Instruments. The host contract is accounted for as a UL — Type insurance contract in accordance with ASC Topic 944 — Financial Services-Insurance and is recorded in Annuity account balances with any discount to the minimum account value being accreted using the effective yield method.

The Company markets universal life products with a guaranteed minimum interest rate plus a contingent return based on equity market performance and the products are considered hybrid financial instruments under the FASB's ASC Topic 815 — Derivatives and Hedging. The Company did not elect to value these indexed universal life ("IUL") products at fair value prior to the Merger date. As a result, the Company accounts for the provision that provides for a contingent return based on equity market performance as an embedded derivative. The embedded derivative is bifurcated from the host contract and recorded at fair value in Other liabilities. Changes in the fair value of the embedded derivative are recorded in Realized investment gains (losses). For more information regarding the determination of fair value of the IUL embedded derivative refer to Note 6, Fair Value of Financial Instruments. The host contract is accounted for as a debt instrument in accordance with ASC Topic 944 — Financial Services — Insurance and is recorded in Future policy benefits and claims with any discount to the minimum account value being accreted using the effective yield method.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Benefits and settlement expenses include accrued interest and benefit claims incurred during the period.

The Company's accounting policies with respect to variable universal life ("VUL") and VA are identical to those noted above for universal life and investment products except that policy account balances (excluding account balances that earn a fixed rate) are valued at fair value and reported as components of assets and liabilities related to separate accounts.

The Company establishes liabilities for guaranteed minimum death benefits ("GMDB") on its VA products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. The Company assumes age-based mortality from the Ruark 2015 ALB table adjusted for company experience. Future declines in the equity market would increase the Company's GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. Our GMDB, as of December 31, 2019, is subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003. The Company reinsures certain risks associated with the GMDB to Shades Creek. As of December 31, 2019 and 2018, the GMDB reserve, including the impact of reinsurance, was $30.2 million and $34.7 million.

Property and Casualty Insurance Products

Property and casualty insurance products include service contract business, surety bonds, and guaranteed asset protection ("GAP"). Premiums and fees associated with service contracts and GAP products are recognized based on expected claim patterns. For all other products, premiums are generally recognized over the terms of the contract on a pro-rata basis. Commissions and fee income associated with other products are recognized as earned when the related services are provided to the customer. Unearned premium reserves are maintained for the portion of the premiums that is related to the unexpired period of the policy. Such reserves are computed by pro rata methods or methods related to anticipated claims. Benefit reserves are recorded when insured events occur. Benefit reserves include case basis reserves for known but unpaid claims as of the balance sheet date as well as incurred but not reported ("IBNR") reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date. The case basis reserves and IBNR are calculated based on historical experience and on assumptions relating to claim severity and frequency, the level of used vehicle prices, and other factors. These assumptions are modified as necessary to reflect anticipated trends.

Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. In consideration of the amendments in this Update, the Company revised its recognition pattern for administrative fees associated with certain vehicle service and GAP products. Previously, these fees were recognized based on the work effort involved in satisfying the Company's contract obligations. The Company has recognized these fees on a claims occurrence basis in future periods. To reflect this change in accounting principle, the Company recorded a cumulative effect adjustment as of January 1, 2018 that resulted in a decrease in retained

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

earnings of $90.0 million. The pre-tax impact to each affected line item on the Company's financial statements is reflected in the table below:

	As of December 31, 2018
	As Reported	Previous Accounting Method
	(Dollars In Millions)
Financial Statement Line Item:
Balance Sheet
Deferred policy acquisition costs and value of business acquired	$3,026.3	$2,887.3
Other liabilities	$1,939.7	$1,683.3
	For The Year Ended December 31, 2018
	As Reported	Previous Accounting Method
	(Dollars In Millions)
Financial Statement Line Item:
Statements of Income
Other income	$321.0	$322.1
Amortization of deferred policy acquisition costs and value of business acquired	$226.1	$178.1
Other operating expenses, net of reinsurance ceded	$774.1	$825.1

Reinsurance

The Company uses reinsurance extensively in certain of its segments and accounts for reinsurance and the recognition of the impact of reinsurance costs in accordance with the ASC Financial Services — Insurance Topic. The following summarizes some of the key aspects of the Company's accounting policies for reinsurance.

Reinsurance Accounting Methodology — Ceded premiums of the Company's traditional life insurance products are treated as an offset to direct premium and policy fee revenue and are recognized when due to the assuming company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable financial reporting period. Expense allowances paid by the assuming companies which are allocable to the current period are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the "ultimate" or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances representing recovery of acquisition costs is treated as an offset to direct amortization of DAC or VOBA. Amortization of deferred expense allowances is calculated as a level percentage of expected premiums in all durations given expected future lapses and mortality and accretion due to interest.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

The Company utilizes reinsurance on certain short duration insurance contracts (primarily issued through the Asset Protection segment). As part of these reinsurance transactions the Company receives reinsurance allowances which reimburse the Company for acquisition costs such as commissions and premium taxes. A ceding fee is also collected to cover other administrative costs and profits for the Company. As a component of reinsurance costs, reinsurance allowances are accounted for in accordance with the relevant provisions of ASC Financial Services — Insurance Topic, which state that reinsurance costs should be amortized over the contract period of the reinsurance if the contract is short-duration. Accordingly, reinsurance allowances received related to short-duration contracts are capitalized and charged to expense in proportion to premiums earned. Ceded unamortized acquisition costs are netted with direct unamortized acquisition costs in the balance sheet.

Ceded premiums and policy fees on the Company's fixed universal life ("UL"), VUL, bank-owned life insurance ("BOLI"), and annuity products reduce premiums and policy fees recognized by the Company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable valuation period.

Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the "ultimate" or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances are amortized based on future expected gross profits. Assumptions regarding mortality, lapses, and interest rates are continuously reviewed and may be periodically changed. These changes will result in "unlocking" that changes the balance in the ceded deferred acquisition cost and can affect the amortization of DAC and VOBA. Ceded unearned revenue liabilities are also amortized based on expected gross profits. Assumptions are based on the best current estimate of expected mortality, lapses and interest spread.

The Company has also assumed certain policy risks written by other insurance companies through reinsurance agreements. Premiums and policy fees as well as Benefits and settlement expenses include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Assumed reinsurance is accounted for in accordance with ASC Financial Services — Insurance Topic.

Reinsurance Allowances — Long-Duration Contracts — Reinsurance allowances are intended to reimburse the ceding company for some portion of the ceding company's commissions, expenses, and taxes. The amount and timing of reinsurance allowances (both first year and renewal allowances) are contractually determined by the applicable reinsurance contract and do not necessarily bear a relationship to the amount and incidence of expenses actually paid by the ceding company in any given year.

Ultimate reinsurance allowances are defined as the lowest allowance percentage paid by the reinsurer in any policy duration over the lifetime of a universal life policy (or through the end of the level term period for a traditional life policy). Ultimate reinsurance allowances are determined during the negotiation of each reinsurance agreement and will differ between agreements.

The Company determines its "cost of reinsurance" to include amounts paid to the reinsurer (ceded premiums) net of amounts reimbursed by the reinsurer (in the form of allowances). As noted within ASC Financial Services — Insurance Topic, "The difference, if any, between amounts paid for a reinsurance contract and the amount of the liabilities for policy benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized". The Company's policy is to amortize

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

the cost of reinsurance over the life of the underlying reinsured contracts (for long-duration policies) in a manner consistent with the way in which benefits and expenses on the underlying contracts are recognized. For the Company's long-duration contracts, it is the Company's practice to defer reinsurance allowances as a component of the cost of reinsurance and recognize the portion related to the recovery of acquisition costs as a reduction of applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized. The remaining balance of reinsurance allowances are included as a component of the cost of reinsurance and those allowances which are allocable to the current period are recorded as an offset to operating expenses in the current period consistent with the recognition of benefits and expenses on the underlying reinsured contracts. This practice is consistent with the Company's practice of capitalizing direct expenses (e.g. commissions), and results in the recognition of reinsurance allowances on a systematic basis over the life of the reinsured policies on a basis consistent with the way in which acquisition costs on the underlying reinsured contracts would be recognized. In some cases reinsurance allowances allocable to the current period may exceed non-deferred direct costs, which may cause net other operating expenses (related to specific contracts) to be negative.

Amortization of Reinsurance Allowances — Reinsurance allowances do not affect the methodology used to amortize DAC and VOBA, or the period over which such DAC and VOBA are amortized. Reinsurance allowances offset the direct expenses capitalized, reducing the net amount that is capitalized. DAC and VOBA on traditional life policies are amortized based on the pattern of estimated gross premiums of the policies in force. Reinsurance allowances do not affect the gross premiums, so therefore they do not impact traditional life amortization patterns. DAC and VOBA on universal life products are amortized based on the pattern of estimated gross profits of the policies in force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore do impact amortization patterns.

Reinsurance Assets and Liabilities — Claim liabilities and policy benefits are calculated consistently for all policies, regardless of whether or not the policy is reinsured. Once the claim liabilities and policy benefits for the underlying policies are estimated, the amounts recoverable from the reinsurers are estimated based on a number of factors including the terms of the reinsurance contracts, historical payment patterns of reinsurance partners, and the financial strength and credit worthiness of reinsurance partners and recorded as Reinsurance receivables on the balance sheet. The reinsurance receivables as of the Merger date, were recorded in the balance sheet using current accounting policies and the most current assumptions. As of the Merger date, the Company also calculated the ceded VOBA associated with the reinsured policies. The reinsurance receivables combined with the associated ceded VOBA represent the fair value of the reinsurance assets as of the Merger date.

Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. The Company monitors claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not reported claims are reviewed to ensure that appropriate amounts are ceded.

The Company analyzes and monitors the credit worthiness of each of its reinsurance partners to minimize collection issues. For newly executed reinsurance contracts with reinsurance companies that do not meet predetermined standards, the Company requires collateral such as assets held in trusts or letters of credit.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Components of Reinsurance Cost — The following income statement lines are affected by reinsurance cost:

Premiums and policy fees ("reinsurance ceded" on the Company's financial statements) represent consideration paid to the assuming company for accepting the ceding company's risks. Ceded premiums and policy fees increase reinsurance cost.

Benefits and settlement expenses include incurred claim amounts ceded and changes in ceded policy reserves. Ceded benefits and settlement expenses decrease reinsurance cost.

Amortization of deferred policy acquisition cost and VOBA reflects the amortization of capitalized reinsurance allowances representing recovery of acquisition costs. Ceded amortization decreases reinsurance cost.

Other expenses include reinsurance allowances paid by assuming companies to the Company less amounts representing recovery of acquisition costs. Reinsurance allowances decrease reinsurance cost.

The Company's reinsurance programs do not materially impact the other income line of the Company's income statement. In addition, net investment income generally has no direct impact on the Company's reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business assumed from the Company.

Accounting Pronouncements Recently Adopted

ASU No. 2016-02 — Leases. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of leases. The most significant change relates to the accounting model used by lessees. The Update requires all leases with terms greater than 12 months to be recorded on the balance sheet in the form of a lease asset and liability. The lease asset and liability are measured at the present value of the minimum lease payments less any upfront payments or fees. The amendments in the Update became effective for annual and interim periods beginning after December 15, 2018 on a modified retrospective basis. The Company recorded a cumulative effect adjustment as of the date of adoption, January 1, 2019, establishing a right of use asset and lease liability of $18.2 million on its consolidated balance sheet reflected in the property and equipment and other liabilities, net of accumulated depreciation line items, respectively.

ASU No. 2017-08 — Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this Update require that premiums on callable debt securities be amortized to the first call date. This is a change from previous guidance, under which premiums are amortized to the maturity date of the security. The amendments became effective for annual and interim periods beginning after December 15, 2018. The Company recorded a cumulative effect adjustment as of the adoption date, January 1, 2019, resulting in a $50.8 million reduction to retained earnings, net of income tax.

ASU No. 2017-12 — Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The amendments in this Update are designed to permit hedge accounting to be applied to a broader range of hedging strategies as well as to more closely align hedge accounting

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

and risk management objectives. Specific provisions include requiring changes in the fair value of a hedging instrument be recorded in the same income statement line as the hedged item when it affects earnings. In addition, after a hedge has initially qualified as an effective hedge, the Update permits the use of a qualitative hedge effectiveness test in subsequent periods. The amendments in this Update became effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. At adoption, January 1, 2019, this standard did not have an impact on the Company's operations or financial results.

Accounting Pronouncements Not Yet Adopted

ASU No. 2016-13 — Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. The amendments in this Update introduce a new current expected credit loss ("CECL") model for certain financial assets, including mortgage loans and reinsurance receivables. The new model will not apply to debt securities classified as available-for-sale. For assets within the scope of the new model, an entity will recognize as an allowance against earnings its estimate of the contractual cash flows not expected to be collected on day one of the asset's acquisition. The allowance may be reversed through earnings if a security recovers in value. This differs from the current impairment model, which requires recognition of credit losses when they have been incurred and recognizes a security's subsequent recovery in value in other comprehensive income. The Update also makes targeted changes to the current impairment model for available-for-sale debt securities, which comprise the majority of the Company's invested assets. Similar to the CECL model, credit loss impairments will be recorded in an allowance against earnings that may be reversed for subsequent recoveries in value. The amendments in this Update, along with related amendments in ASU No. 2018-19, ASU No. 2019-04, and ASU No. 2019-11 — Codification Improvements to Topic 326, Financial Instruments-Credit Losses, are effective for annual and interim periods beginning after December 15, 2019 on a modified retrospective basis. A vendor-provided credit loss model will be used to measure the allowance for the majority of the Company's commercial mortgage loans and unfunded mortgage loan commitments, and the Company will use an internally-developed model to measure the allowance for amounts recoverable from reinsurers. The Company has completed the development and testing of the models to calculate the allowance for credit losses for these assets, and implemented new processes and controls with respect to the measurement and recognition of the allowance and related disclosures. Based on current estimates, the Company expects that the cumulative effect adjustment reported in its first quarter 2020 financial statements will reflect a reduction in retained earnings of approximately $172.0 million, excluding the offsetting impact to deferred taxes, DAC, VOBA, and other items.

ASU No. 2018-12 — Financial Services — Insurance (Topic 944): Targeted Improvements to Accounting for Long-Duration Contracts. The amendments in this Update are designed to make improvements to the existing recognition, measurement, presentation, and disclosure requirements for certain long-duration contracts issued by an insurance company. The new amendments require insurance entities to provide a more current measure of the liability for future policy benefits for traditional and limited-payment contracts by regularly refining the liability for actual past experience and updated future assumptions. This differs from current requirements where assumptions are locked-in at contract issuance for these contract types. In addition, the updated liability will be discounted using an upper-medium grade (low-credit-risk) fixed income instrument yield that reflects the characteristics of the liability which differs from currently used rates based on the invested assets supporting the

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

liability. In addition, the amendments introduce new requirements to assess market-based insurance contract options and guarantees for Market Risk Benefits and measure them at fair value. This Update also requires insurance entities to amortize deferred acquisition costs on a constant-level basis over the expected life of the contract. Finally this Update requires new disclosures including liability rollforwards and information about significant inputs, judgments, assumptions, and methods used in the measurement. The amendments in this Update were originally effective for periods beginning after December 15, 2020. However, in November 2019, the Financial Accounting Standards Board (the "FASB") issued ASU No. 2019-09 — Financial Services — Insurance (Topic 944): Effective Date which extended the implementation deadline by one year to periods beginning after December 15, 2021. The Company is currently reviewing its policies, processes, and applicable systems to determine the impact this standard will have on its operations and financial results.

ASU No. 2019-12 — Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this Update remove certain exceptions to the general principles in Topic 740 related to intraperiod tax allocations, interim tax calculations, and outside basis differences. The amendments also clarify and amend guidance in certain other areas of Topic 740 in order to eliminate diversity in practice. The amendments in this Update are effective for public business entities in fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is reviewing its accounting policies and processes to ensure compliance with the revised guidance, upon adoption.

3.  SIGNIFICANT TRANSACTIONS

On May 1, 2018, The Lincoln National Life Insurance Company ("Lincoln Life") completed the acquisition (the "Closing") of Liberty Mutual Group Inc.'s ("Liberty Mutual") Group Benefits Business and Individual Life and Annuity Business (the "Liberty Individual Life Business") through the acquisition of all of the issued and outstanding capital stock of Liberty Life Assurance Company of Boston ("Liberty"). In connection with the Closing and pursuant to the Master Transaction Agreement, dated January 18, 2018 (the "Liberty Master Transaction Agreement") the Company and Protective Life and Annuity Insurance Company ("PLAIC"), a wholly owned subsidiary, entered into reinsurance agreements (the "Reinsurance Agreements") and related ancillary documents (including administrative services agreements and transition services agreements) providing for the reinsurance and administration of the Liberty Individual Life Business.

Pursuant to the Reinsurance Agreements, Liberty ceded to the Company and PLAIC the insurance policies related to the Life Business on a 100% coinsurance basis. The aggregate ceding commission for the reinsurance of the Life Business was $422.4 million, which is the purchase price.

All policies issued in states other than New York were ceded to the Company under a reinsurance agreement between Liberty and the Company, and all policies issued in New York were ceded to PLAIC under a reinsurance agreement between Liberty and PLAIC. The aggregate statutory reserves of Liberty ceded to the Company and PLAIC as of the closing of the Transaction were approximately $13.2 billion, which amount was based on initial estimates. The final reserve amount determined on a GAAP basis, as adjusted during the measurement period, was $13.7 billion. Pursuant to the terms of the Liberty Reinsurance Agreements, each of the Company and PLAIC are required to maintain assets in trust for the benefit of Liberty to secure their respective obligations to Liberty under the Liberty

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  SIGNIFICANT TRANSACTIONS — (Continued)

Reinsurance Agreements. The trust accounts were initially funded by each of the Company and PLAIC principally with the investment assets that were received from Liberty. Additionally, the Company and PLAIC have each agreed to provide, on behalf of Liberty, administration and policyholder servicing of the Life Business reinsured by it pursuant to administrative services agreements between Liberty and each of the Company and PLAIC.

The terms of the Reinsurance Agreements resulted in an acquisition of the Life Business by the Company in accordance with ASC Topic 805, Business Combinations.

The following table details the purchase consideration and allocation of assets acquired and liabilities assumed from the Life Business reinsurance transaction as of the transaction date.

Fair Value As of May 1, 2018
(Dollars in Thousands)
Assets
Fixed maturities	$12,588,512
Mortgage loans	435,405
Policy loans	131,489
Total investments	13,155,406
Cash	38,457
Accrued investment income	152,030
Reinsurance receivables	272
Value of business acquired	374,739
Other assets	916
Total assets	$13,721,820
Liabilities
Future policy benefits and claims	$11,750,196
Unearned premiums	—
Total policy liabilities and accruals	11,750,196
Annuity account balances	1,864,141
Other policyholders' funds	41,936
Other liabilities	65,547
Total liabilities	13,721,820
Net assets acquired	$—

The following unaudited pro forma condensed consolidated results of operations assumes that the aforementioned transactions of the Life Business were completed as of January 1, 2017. The unaudited pro forma condensed results of operations are presented solely for information purposes

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  SIGNIFICANT TRANSACTIONS — (Continued)

and are not necessarily indicative of the consolidated condensed results of operations that might have been achieved had the transaction been completed as of the date indicated:

	Unaudited For The Year Ended December 31,
	2018	2017
	(Dollars In Thousands)
Revenue	$5,082,755	$5,548,132
Net income	240,071	1,309,876

The amount of revenue and income before income tax of the Life Business since the transaction date, May 1, 2018, included in the consolidated statements of income for the year ended December 31, 2018, amounted to $578.0 million and $49.8 million, respectively. Also, included in the income before income tax for the year ended December 31, 2018, is approximately $5.5 million of non-recurring transaction costs.

Great-West Life & Annuity Insurance Company

On January 23, 2019, the Company entered into a Master Transaction Agreement (the "GWL&A Master Transaction Agreement") with Great-West Life & Annuity Insurance Company ("GWL&A"), Great-West Life & Annuity Insurance Company of New York ("GWL&A of NY"), The Canada Life Assurance Company ("CLAC") and The Great-West Life Assurance Company ("GWL" and, together with GWL&A, GWL&A of NY and CLAC, the "Sellers"), pursuant to which the Company will acquire via reinsurance (the "Transaction") substantially all of the Sellers' individual life insurance and annuity business (the "GW Individual Life Business").

On June 3, 2019, the Company and PLAIC completed the Transaction (the "GWL&A Closing"). Pursuant to the GWL&A Master Transaction Agreement, the Company and PLAIC entered into reinsurance agreements (the "GWL&A Reinsurance Agreements") and related ancillary documents at the GWL&A Closing. On the terms and subject to the conditions of the GWL&A Reinsurance Agreements, the Sellers ceded to the Company and PLAIC, effective as of the date of the GWL&A Closing, substantially all of the insurance policies related to the Individual Life Business on a 100% indemnity basis net of reinsurance recoveries. The aggregate ceding commission for the reinsurance of the Individual Life Business paid at the GWL&A Closing was $765.7 million, which amount is subject to adjustment in accordance with the GWL&A Master Transaction Agreement. All policies issued in states other than New York were ceded to the Company under reinsurance agreements between the applicable Seller and the Company, and all policies issued in New York were ceded to PLAIC under a reinsurance agreement between GWL&A of NY and PLAIC. The aggregate statutory reserves of the Sellers ceded to the Company and PLAIC as of the GWL&A Closing were approximately $20.4 billion, which amount was based on initial estimates and is subject to adjustment following the GWL&A Closing. To support its obligations under the GWL&A Reinsurance Agreements, the Company established trust accounts for the benefit of GWL&A, CLAC and GWL, and PLAIC established a trust account for the benefit of GWL&A of NY. The Sellers retained a block of participating policies, which will be administered by PLC.

As of the purchase date, the Company recorded an estimate in the amount of $49.5 million related to contingent consideration. The final ceding commission will be adjusted based on any changes in

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  SIGNIFICANT TRANSACTIONS — (Continued)

contingent consideration. These amounts are accrued within other liabilities in the Company's consolidated condensed balance sheet.

The contingent consideration is comprised of a holdback provision and a post-closing sales adjustment. The holdback amount is related to the performance of certain blocks of business for a specified period of time after the close of the transaction. The range of amounts payable to Great West under this provision is $0 — $40 million. The Company established a liability of $37.6 million as of the transaction date, which represents the Company's best estimate of the present value of future payments.

Great West is also entitled to a payment for certain post-closing sales occurring between June 1, 2019 and December 31, 2019. The liability as of December 31, 2019 was $0.5 million, which represents the Company's best estimate of the present value of future payments.

The GWL&A Master Transaction Agreement and other transaction documents contain certain customary representations and warranties made by each of the parties, and certain customary covenants regarding the Sellers and the Individual Life Business, and provide for indemnification, among other things, for breaches of those representations, warranties, and covenants. The terms of the GWL&A Reinsurance Agreements resulted in an acquisition of the Individual Life Business by PLC in accordance with ASC Topic 805, Business Combinations.

The following table details the preliminary allocation of assets acquired and liabilities assumed from the Individual Life Business reinsurance transaction as of the date of the GWL&A Closing. The Company has not completed the process of determining the fair value of assets acquired and liabilities assumed, but will do so in the twelve month measurement period subsequent to the date of the GWL&A Closing. These estimates are provisional and subject to adjustment. Any adjustments to these fair value estimates will be reflected, retroactively, as of the date of the acquisition, and may result in adjustments to the value of business acquired.

Fair Value As of June 1, 2019
(Dollars In Thousands)
Assets
Fixed maturities	$8,697,966
Mortgage loans	1,386,228
Policy loans	44,002
Other long-term investments	1,521,965
Total investments	11,650,161
Cash	34,835
Accrued investment income	101,452
Accounts and premiums receivable	62
Premium due and deferred	1,642
Value of business acquired	514,124
Other intangibles	21,300
Other assets	5,525
Assets related to separate accounts	9,583,217
Total assets	$21,912,318

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  SIGNIFICANT TRANSACTIONS — (Continued)

Fair Value As of June 1, 2019
(Dollars In Thousands)
Liabilities
Future policy benefits and claims	$11,000,822
Annuity account balances	220,064
Other policyholders' funds	220,117
Other liabilities	75,456
Liabilities related to separate accounts	9,583,217
Total liabilities	21,099,676
Net assets acquired	$812,642

Assets related to separate accounts and liabilities related to separate accounts represent amounts receivable and payable for variable annuity and variable universal life products reinsured on a modified co-insurance basis.

The following unaudited pro forma condensed consolidated results of operations assumes that the aforementioned transactions of the Individual Life Business were completed as of January 1, 2018. The unaudited pro forma condensed results of operations are presented solely for information purposes and are not necessarily indicative of the consolidated condensed results of operations that might have been achieved had the transaction been completed as of the date indicated:

	Unaudited For The Year Ended December 31,
	2019	2018
	(Dollars In Thousands)
Revenue	$6,322,962	$5,592,419
Net income	570,079	253,238

The amount of revenue and income before income tax of the GW Individual Life Business since the transaction date, June 1, 2019, included in the consolidated statements of income for the year ended December 31, 2019, amounted to $539.8 million and $98.8 million, respectively. The Company incurred approximately $12.2 million of non-recurring transaction costs for the year ended December 31, 2019.

Intangible assets recognized by the Company included the following (excluding goodwill):

	Estimated Fair Value on Acquisition Date	Estimated Useful Life
	(Dollars In Thousands)	(In Years)
Distribution relationships	$15,000	18
Technology	6,300	10
Total intangible assets	$21,300

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  SIGNIFICANT TRANSACTIONS — (Continued)

Amortizable intangible assets will be amortized on a straight line basis over their assigned useful lives. The following is a schedule of future estimated aggregate amortization expense:

Year	Amount
(Dollars In Thousands)
2020	$1,463
2021	1,463
2022	1,463
2023	1,463
2024	1,463

Based on the balance recorded as of June 1, 2019, the expected amortization of value of business acquired ("VOBA") for the next five years is as follows:

Year	Amount
(Dollars In Thousands)
2020	$(19,741)
2021	(12,153)
2022	(5,090)
2023	1,143
2024	6,184

VOBA is calculated at a product level and can either be positive or negative depending on the underlying fair values of the associated product lines. VOBA is amortized in accordance with ASC 944-805-35-1, which requires that the amortization should be on a basis consistent with the related reinsurance liability. As such, the net amortization related to a specific transaction in a given year can be either positive or negative as amortization patterns differ between the product lines.

4.  MONY CLOSED BLOCK OF BUSINESS

In 1998, MONY Life Insurance Company ("MONY") converted from a mutual insurance company to a stock corporation ("demutualization"). In connection with its demutualization, an accounting mechanism known as a closed block (the "Closed Block") was established for certain individuals' participating policies in force as of the date of demutualization. Assets, liabilities, and earnings of the Closed Block are specifically identified to support its participating policyholders. The Company acquired the Closed Block in conjunction with the acquisition of MONY in 2013.

Assets allocated to the Closed Block inure solely to the benefit of each Closed Block's policyholders and will not revert to the benefit of MONY or the Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of MONY's general account, any of MONY's separate accounts or any affiliate of MONY without the approval of the Superintendent of The New York State Department of Financial Services (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the general account.

The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in AOCI) at the acquisition date of October 1, 2013, represented the estimated maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. In

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  MONY CLOSED BLOCK OF BUSINESS — (Continued)

connection with the acquisition of MONY, the Company developed an actuarial calculation of the expected timing of MONY's Closed Block's earnings as of October 1, 2013. Pursuant to the acquisition of the Company by Dai-ichi Life, this actuarial calculation of the expected timing of MONY's Closed Block earnings was recalculated and reset as February 1, 2015, along with the establishment of a policyholder dividend obligation as of such date.

If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in the Company's net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend, unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

Many expenses related to Closed Block operations, including amortization of VOBA, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

Summarized financial information for the Closed Block as of December 31, 2019 and December 31, 2018 and is as follows:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Closed block liabilities
Future policy benefits, policyholders' account balances and other policyholder liabilities	$5,836,815	$5,679,732
Policyholder dividend obligation	278,505	—
Other liabilities	11,247	22,505
Total closed block liabilities	6,126,567	5,702,237
Closed block assets
Fixed maturities, available-for-sale, at fair value	4,682,731	4,257,437
Mortgage loans on real estate	72,829	75,838
Policy loans	640,134	672,213
Cash and other invested assets	44,877	116,225
Other assets	107,177	136,388
Total closed block assets	5,547,748	5,258,101

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  MONY CLOSED BLOCK OF BUSINESS — (Continued)

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Excess of reported closed block liabilities over closed block assets	$578,819	$444,136
Portion of above representing accumulated other comprehensive income:
Net unrealized investments gains (losses) net of policyholder dividend obligation: $167,285 and $(141,128); and net of income tax: $(35,130) and $61,676	—	(120,528)
Future earnings to be recognized from closed block assets and closed block liabilities	$578,819	$323,608

Reconciliation of the policyholder dividend obligation is as follows:

	For The Year Ended December 31,
	2019	2018
	(Dollars In Thousands)
Policyholder dividend obligation, beginning balance	$—	$160,712
Applicable to net revenue (losses)	(29,908)	(33,014)
Change in net unrealized investment gains (losses) allocated to policyholder dividend obligation	308,413	(127,698)
Policyholder dividend obligation, ending balance	$278,505	$—

Closed Block revenues and expenses were as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Revenues
Premiums and other income	$162,288	$171,117	$180,097
Net investment income	206,523	202,282	203,964
Net investment gains	(1,603)	(1,970)	910
Total revenues	367,208	371,429	384,971
Benefits and other deductions
Benefits and settlement expenses	336,736	337,352	335,200
Other operating expenses	1,161	714	1,940
Total benefits and other deductions	337,897	338,066	337,140
Net revenues before income taxes	29,311	33,363	47,831
Income tax expense	6,081	7,006	27,718
Net revenues	$23,230	$26,357	$20,113

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS

Investment income is recognized when earned, net of applicable management or other fees. Investment income on fixed maturity securities includes coupon interest, amortization of any premium and accretion of any discount. Investment income on equity securities includes dividend income and preferred coupons interest.

Investment income on mortgage-backed and asset-backed securities is initially based upon yield, cash flow and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective or prospective method. Under the retrospective method used primarily for mortgage-backed and asset-backed securities of high credit quality which cannot be contractually prepaid in such a manner that we would not recover a substantial portion of the initial investment, amortized cost of the security is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to net investment income. Under the prospective method, which is used for all other mortgage-backed and asset-backed securities, future cash flows are estimated and interest income is recognized going forward using the new internal rate of return.

Major categories of net investment income are summarized as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Fixed maturities	$2,465,902	$2,043,183	$1,610,768
Equity securities	30,647	35,282	40,506
Mortgage loans	388,656	322,206	298,387
Investment real estate	1,045	1,778	2,405
Short-term investments	118,172	103,676	114,280
	3,004,422	2,506,125	2,066,346
Investment expenses	185,592	167,223	143,290
Net investment income	$2,818,830	$2,338,902	$1,923,056

Realized investment gains (losses) includes realized gains and losses from the sales of investments, write-downs for other-than-temporary impairments of investments, changes in fair value of equity securities, certain derivative and embedded derivative gains and losses, gains and losses on reinsurance-related embedded derivatives and trading securities. Realized gains and losses on investments are calculated on the basis of specific identification on the trade date.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

Net realized investment gains (losses) for all other investments are summarized as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Fixed maturities	$47,711	$9,851	$12,783
Equity securities gains and losses(1)	46,989	(49,275)	(2,330)
Modco trading portfolio	247,331	(185,900)	119,206
Other investments	967	2,048	(8,572)
Realized gains (losses) — all other investments	342,998	(223,276)	121,087
Realized gains (losses) — derivatives	(131,459)	79,097	(137,041)
Realized investment gains (losses)	$211,539	$(144,179)	$(15,954)
Net impairment losses recognized in earnings	$(34,453)	$(29,724)	$(9,112)

(1)  Beginning January 1, 2018, all changes in the fair value of equity securities are recorded as a realized gain (loss) as a result of the adoption of ASU No. 2016-01.

Gross realized gains and gross realized losses on investments available-for-sale (fixed maturities and short-term investments) are as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Gross realized gains	$61,608	$28,034	$18,868
Gross realized losses:
Impairments losses	$(34,453)	$(29,724)	$(9,112)
Other realized losses	$(13,897)	$(18,183)	$(8,257)

The chart below summarizes the fair value proceeds and the gains (losses) realized on securities the Company sold that were in an unrealized gain position and an unrealized loss position.

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Securities in an unrealized gain position:
Fair value proceeds	$2,511,764	$1,291,826	$879,181
Gains realized	$61,608	$28,034	$18,868
Securities in an unrealized loss position(1):
Fair value proceeds	$542,733	$472,371	$185,157
Losses realized	$(13,897)	$(18,183)	$(8,257)

(1)  The Company made the decision to exit these holdings in conjunction with its overall asset liability management process.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

The chart below summarizes the realized gains (losses) on equity securities sold during the period and equity securities still held at the reporting date.

	For The Year Ended December 31,
	2019	2018
	(Dollars In Thousands)
Net gains (losses) recognized during the period on equity securities	$46,989	$(49,275)
Less: net gains (losses) recognized on equity securities sold during the period	$(3,225)	$(6,165)
Gains (losses) recognized during the period on equity securities still held	$50,214	$(43,110)

The amortized cost and fair value of the Company's investments classified as available-for-sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Total OTTI Recognized in OCI(1)
	(Dollars In Thousands)
As of December 31, 2019
Fixed maturities:
Residential mortgage-backed securities	$5,812,170	$125,493	$(6,322)	$5,931,341	$—
Commercial mortgage-backed securities	2,588,575	54,385	(3,292)	2,639,668	—
Other asset-backed securities	1,764,120	32,041	(14,926)	1,781,235	(7)
U.S. government-related securities	1,032,048	5,664	(5,316)	1,032,396	—
Other government-related securities	548,136	51,024	(1,991)	597,169	—
States, municipals, and political subdivisions	4,415,008	225,072	(1,230)	4,638,850	1,236
Corporate securities	44,493,799	2,603,636	(288,334)	46,809,101	(34,580)
Redeemable preferred stocks	87,237	3,677	(4,249)	86,665	—
	60,741,093	3,100,992	(325,660)	63,516,425	(33,351)
Short-term investments	1,229,651	—	—	1,229,651	—
	$61,970,744	$3,100,992	$(325,660)	$64,746,076	$(33,351)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Total OTTI Recognized in OCI(1)
	(Dollars In Thousands)
As of December 31, 2018
Fixed maturities:
Residential mortgage-backed securities	$3,641,678	$23,248	$(61,935)	$3,602,991	$(18)
Commercial mortgage-backed securities	2,319,476	3,911	(57,000)	2,266,387	—
Other asset-backed securities	1,410,059	17,232	(35,398)	1,391,893	—
U.S. government-related securities	1,658,433	1,794	(45,722)	1,614,505	—
Other government-related securities	543,534	4,292	(33,790)	514,036	—
States, municipals, and political subdivisions	3,682,037	25,706	(118,902)	3,588,841	876
Corporate securities	38,467,380	112,438	(2,378,240)	36,201,578	(29,685)
Redeemable preferred stocks	94,362	—	(11,560)	82,802	—
	51,816,959	188,621	(2,742,547)	49,263,033	(28,827)
Short-term investments	635,375	—	—	635,375	—
	$52,452,334	$188,621	$(2,742,547)	$49,898,408	$(28,827)

(1)  These amounts are included in the gross unrealized gains and gross unrealized losses columns above.

The Company holds certain investments pursuant to certain modified coinsurance ("Modco") arrangements. The fixed maturities, equity securities, and short-term investments held as part of these arrangements are classified as trading securities. The fair value of the investments held pursuant to these Modco arrangements are as follows:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Fixed maturities:
Residential mortgage-backed securities	$209,521	$241,836
Commercial mortgage-backed securities	201,284	188,925
Other asset-backed securities	143,361	159,907
U.S. government-related securities	47,067	59,794
Other government-related securities	28,775	44,207
States, municipals, and political subdivisions	293,791	286,413
Corporate securities	1,590,936	1,423,833
Redeemable preferred stocks	12,832	11,277
	2,527,567	2,416,192
Equity securities	6,656	9,892
Short-term investments	91,213	30,926
	$2,625,436	$2,457,010

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

The amortized cost and fair value of available-for-sale and held-to-maturity fixed maturities as of December 31, 2019, by expected maturity, are shown below. Expected maturities of securities without a single maturity date are allocated based on estimated rates of prepayment that may differ from actual rates of prepayment.

	Available-for-sale		Held-to-maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars In Thousands)
Due in one year or less	$1,833,383	$1,832,073	$—	$—
Due after one year through five years	10,513,141	10,732,319	—	—
Due after five years through ten years	13,423,688	14,018,121	—	—
Due after ten years	34,970,881	36,933,912	2,823,881	3,025,790
	$60,741,093	$63,516,425	$2,823,881	$3,025,790

The chart below summarizes the Company's other-than-temporary impairments of investments. All of the impairments were related to fixed maturities or equity securities.

	Fixed Maturities	Equity Securities	Total Securities
	(Dollars In Thousands)
For The Year Ended December 31, 2019
Other-than-temporary impairments	$(67,161)	$—	$(67,161)
Non-credit impairment losses recorded in other comprehensive income	32,708	—	32,708
Net impairment losses recognized in earnings	$(34,453)	$—	$(34,453)
For The Year Ended December 31, 2018
Other-than-temporary impairments	$(56,578)	$—	$(56,578)
Non-credit impairment losses recorded in other comprehensive income	26,854	—	26,854
Net impairment losses recognized in earnings	$(29,724)	$—	$(29,724)
For The Year Ended December 31, 2017
Other-than-temporary impairments	$(1,332)	$—	$(1,332)
Non-credit impairment losses recorded in other comprehensive income	(7,780)	—	(7,780)
Net impairment losses recognized in earnings	$(9,112)	$—	$(9,112)

There were no other-than-temporary impairments related to fixed maturities or equity securities that the Company intended to sell or expected to be required to sell for the years ended December 31, 2019, 2018, and 2017.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

The following chart is a rollforward of available-for-sale credit losses on fixed maturities held by the Company for which a portion of an other-than-temporary impairment was recognized in other comprehensive income (loss):

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Beginning balance	$24,868	$3,268	$12,685
Additions for newly impaired securities	30,299	24,858	734
Additions for previously impaired securities	3,553	12	3,175
Reductions for previously impaired securities due to a change in expected cash flows	(21,332)	—	(12,726)
Reductions for previously impaired securities that were sold in the current period	(7,294)	(3,270)	(600)
Ending balance	$30,094	$24,868	$3,268

The following table includes the gross unrealized losses and fair value of the Company's investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2019:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(Dollars In Thousands)
Residential mortgage- backed securities	$851,333	$(4,231)	$220,843	$(2,091)	$1,072,176	$(6,322)
Commercial mortgage- backed securities	371,945	(1,721)	115,566	(1,571)	487,511	(3,292)
Other asset-backed securities	482,547	(6,516)	214,058	(8,410)	696,605	(14,926)
U.S. government-related securities	383,451	(3,373)	353,517	(1,943)	736,968	(5,316)
Other government-related securities	22,962	(669)	6,230	(1,322)	29,192	(1,991)
States, municipalities, and political subdivisions	56,470	(1,001)	12,907	(229)	69,377	(1,230)
Corporate securities	3,176,489	(68,289)	2,886,648	(220,045)	6,063,137	(288,334)
Redeemable preferred stocks	—	—	16,689	(4,249)	16,689	(4,249)
	$5,345,197	$(85,800)	$3,826,458	$(239,860)	$9,171,655	$(325,660)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

RMBS and CMBS had gross unrealized losses greater than twelve months of $2.1 million and $1.6 million, respectively, as of December 31, 2019. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of these investments.

The other asset-backed securities have a gross unrealized loss greater than twelve months of $8.4 million as of December 31, 2019. This category predominately includes student-loan backed auction rate securities, the underlying collateral, of which is at least 97% guaranteed by the Federal Family Education Loan Program ("FFELP"). At this time, the Company has no reason to believe that the U.S. Department of Education would not honor the FFELP guarantee, if it were necessary.

The U.S. government-related securities and the other government-related securities had gross unrealized losses greater than twelve months of $1.9 million and $1.3 million as of December 31, 2019, respectively. These declines were related to changes in interest rates.

The states, municipalities, and political subdivisions categories had gross unrealized losses greater than twelve months of $0.2 million as of December 31, 2019. The aggregate decline in fair value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information.

The corporate securities category has gross unrealized losses greater than twelve months of $220.0 million as of December 31, 2019. The aggregate decline in fair value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, interest rate movement, and other pertinent information.

As of December 31, 2019, the Company had a total of 876 positions that were in an unrealized loss position, but the Company does not consider these unrealized loss positions to be other-than-temporary. This is based on the aggregate factors discussed previously and because the Company has the ability and intent to hold these investments until the fair values recover, and the Company does not intend to sell or expect to be required to sell the securities before recovering the Company's amortized cost of the securities.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

The following table includes the gross unrealized losses and fair value of the Company's investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2018:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(Dollars In Thousands)
Residential mortgage- backed securities	$1,485,009	$(31,302)	$795,765	$(30,633)	$2,280,774	$(61,935)
Commercial mortgage- backed securities	419,420	(7,398)	1,405,690	(49,602)	1,825,110	(57,000)
Other asset- backed securities	687,271	(30,963)	148,871	(4,435)	836,142	(35,398)
U.S. government- related securities	130,290	(4,668)	1,085,654	(41,054)	1,215,944	(45,722)
Other government- related securities	224,273	(15,207)	131,569	(18,583)	355,842	(33,790)
States, municipalities, and political subdivisions	1,004,262	(27,180)	1,129,152	(91,722)	2,133,414	(118,902)
Corporate securities	18,225,656	(966,825)	12,824,024	(1,411,415)	31,049,680	(2,378,240)
Redeemable preferred stocks	41,147	(4,467)	41,655	(7,093)	82,802	(11,560)
	$22,217,328	$(1,088,010)	$17,562,380	$(1,654,537)	$39,779,708	$(2,742,547)

As of December 31, 2019, the Company had securities in its available-for-sale portfolio which were rated below investment grade with a fair value of $1.6 billion and had an amortized cost of $1.7 billion. In addition, included in the Company's trading portfolio, the Company held $124.4 million of securities which were rated below investment grade. Approximately $227.0 million of the below investment grade securities held by the Company were not publicly traded.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

The change in unrealized gains (losses), net of income tax, on fixed maturities classified as available-for-sale is summarized as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Fixed maturities	$4,210,114	$(2,032,573)	$1,083,865

The amortized cost and fair value of the Company's investments classified as held-to-maturity as of December 31, 2019 and 2018, are as follows:

	Amortized Cost	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Losses	Fair Value	Total OTTI Recognized in OCI
	(Dollars In Thousands)
As of December 31, 2019
Fixed maturities:
Securities issued by affiliates:
Red Mountain LLC	$795,881	$81,022	$—	$876,903	$—
Steel City LLC	2,028,000	120,887	—	2,148,887	—
	$2,823,881	$201,909	$—	$3,025,790	$—
As of December 31, 2018
Fixed maturities:
Securities issued by affiliates:
Red Mountain LLC	$750,474	$—	$(81,657)	$668,817	$—
Steel City LLC	1,883,000	—	(4,607)	1,878,393	—
	$2,633,474	$—	$(86,264)	$2,547,210	$—

During the years ended December 31, 2019, 2018, and 2017, the Company did not record any other-than-temporary impairments on held-to-maturity securities.

The Company's held-to-maturity securities had $201.9 million of gross unrecognized holding gains as of December 31, 2019. These held-to-maturity securities are issued by affiliates of the Company which are considered VIE's. The Company is not the primary beneficiary of these entities and thus the securities are not eliminated in consolidation. These securities are collateralized by non-recourse funding obligations issued by captive insurance companies that are affiliates of the Company.

The Company's held-to-maturity securities had $86.3 million of gross unrecognized holding losses as of December 31, 2018. The Company does not consider these unrecognized holding losses to be other-than-temporary based on certain positive factors associated with the securities which include credit ratings of the guarantor, financial health of the issuer and guarantor, continued access of the issuer to capital markets and other pertinent information.

The Company held $155.1 million and $140.5 million of non-income producing securities for the year ended December 31, 2019 and 2018, respectively.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INVESTMENT OPERATIONS — (Continued)

Included in the Company's invested assets are $1.7 billion of policy loans as of December 31, 2019. The interest rates on standard policy loans range from 3.0% to 8.0%. The collateral loans on life insurance policies have an interest rate of 13.64%.

Variable Interest Entities

The Company holds certain investments in entities in which its ownership interests could possibly be considered variable interests under Topic 810 of the FASB ASC (excluding debt and equity securities held as trading, available for sale, or held to maturity). The Company reviews the characteristics of each of these applicable entities and compares those characteristics to applicable criteria to determine whether the entity is a Variable Interest Entity ("VIE"). If the entity is determined to be a VIE, the Company then performs a detailed review to determine whether the interest would be considered a variable interest under the guidance. The Company then performs a qualitative review of all variable interests with the entity and determines whether the Company is the primary beneficiary. ASC 810 provides that an entity is the primary beneficiary of a VIE if the entity has 1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and 2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

Based on this analysis, the Company had an interest in one wholly owned subsidiary, Red Mountain, LLC ("Red Mountain"), that was determined to be a VIE as of December 31, 2019 and 2018.

The activity most significant to Red Mountain is the issuance of a note in connection with a financing transaction involving Golden Gate V Vermont Captive Insurance Company ("Golden Gate V") and the Company in which Golden Gate V issued non-recourse funding obligations to Red Mountain and Red Mountain issued the note to Golden Gate V. Credit enhancement on the Red Mountain Note is provided by an unrelated third party. For details of this transaction, see Note 14, Debt and Other Obligations. The Company has the power, via its 100% ownership, to direct the activities of the VIE, but does not have the obligation to absorb losses related to the primary risks or sources of variability to the VIE. The variability of loss would be borne primarily by the third party in its function as provider of credit enhancement on the Red Mountain Note. Accordingly, it was determined that the Company is not the primary beneficiary of the VIE. The Company's risk of loss related to the VIE is limited to its investment of $10,000. Additionally, PLC, the holding company, has guaranteed Red Mountain's payment obligation for the credit enhancement fee to the unrelated third party provider. As of December 31, 2019, no payments have been made or required related to this guarantee.

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the Fair Value Measurements and Disclosures Topic which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company has adopted the provisions from the FASB guidance that is referenced in the Fair Value Measurements and Disclosures Topic for non-financial assets and liabilities (such as property and equipment, goodwill, and other intangible assets) that are required to be measured at fair value on a periodic basis. The effect on the Company's periodic fair value measurements for non-financial assets and liabilities was not material.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized as follows:

•  Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market.

•  Level 2: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

a)  Quoted prices for similar assets or liabilities in active markets;

b)  Quoted prices for identical or similar assets or liabilities in non-active markets;

c)  Inputs other than quoted market prices that are observable; and

d)  Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•  Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own estimates about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Measurement Category	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Assets:
Fixed maturity securities — available-for-sale Residential mortgage-backed securities	4	$—	$5,931,341	$—	$5,931,341
Commercial mortgage-backed securities	4	—	2,629,639	10,029	2,639,668
Other asset-backed securities	4	—	1,360,016	421,219	1,781,235
U.S. government-related securities	4	662,581	369,815	—	1,032,396
State, municipalities, and political subdivisions	4	—	4,638,850	—	4,638,850
Other government-related securities	4	—	597,169	—	597,169
Corporate securities	4	—	45,435,387	1,373,714	46,809,101
Redeemable preferred stocks	4	69,976	16,689	—	86,665
Total fixed maturity securities — available-for-sale		732,557	60,978,906	1,804,962	63,516,425

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

	Measurement Category		Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Fixed maturity securities — trading Residential mortgage-backed securities	3		$—	$209,521	$—	$209,521
Commercial mortgage-backed securities	3		—	201,284	—	201,284
Other asset-backed securities	3		—	77,954	65,407	143,361
U.S. government-related securities	3		24,810	22,257	—	47,067
State, municipalities, and political subdivisions	3		—	293,791	—	293,791
Other government-related securities	3		—	28,775	—	28,775
Corporate securities	3		—	1,579,565	11,371	1,590,936
Redeemable preferred stocks	3		12,832	—	—	12,832
Total fixed maturity securities — trading			37,642	2,413,147	76,778	2,527,567
Total fixed maturity securities			770,199	63,392,053	1,881,740	66,043,992
Equity securities	3		480,750	—	72,970	553,720
Other long-term investments(1)	3	&4	52,225	733,425	209,843	995,493
Short-term investments	3		1,255,384	65,480	—	1,320,864
Total investments			2,558,558	64,190,958	2,164,553	68,914,069
Cash	3		171,752	—	—	171,752
Assets related to separate accounts
Variable annuity	3		12,730,090	—	—	12,730,090
Variable universal life	3		1,135,666	—	—	1,135,666
Total assets measured at fair value on a recurring basis			$16,596,066	$64,190,958	$2,164,553	$82,951,577
Liabilities:
Annuity account balances(2)	3		$—	$—	$69,728	$69,728
Other liabilities(1)	3	&4	19,561	509,645	1,017,972	1,547,178
Total liabilities measured at fair value on a recurring basis			$19,561	$509,645	$1,087,700	$1,616,906

(1)  Includes certain freestanding and embedded derivatives.

(2)  Represents liabilities related to fixed indexed annuities.

(3)  Fair Value through Net Income.

(4)  Fair Value through Other Comprehensive Income.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Measurement Category		Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Assets:
Fixed maturity securities — available-for-sale Residential mortgage-backed securities	4		$—	$3,602,991	$—	$3,602,991
Commercial mortgage-backed securities	4		—	2,266,387	—	2,266,387
Other asset-backed securities	4		—	970,251	421,642	1,391,893
U.S. government-related securities	4		985,485	629,020	—	1,614,505
State, municipalities, and political subdivisions	4		—	3,588,841	—	3,588,841
Other government-related securities			4	514,036	—	514,036
Corporate securities	4		—	35,563,302	638,276	36,201,578
Redeemable preferred stocks	4		65,536	17,266	—	82,802
Total fixed maturity securities — available-for-sale			1,051,021	47,152,094	1,059,918	49,263,033
Fixed maturity securities — trading
Residential mortgage-backed securities	3		—	241,836	—	241,836
Commercial mortgage-backed securities	3		—	188,925	—	188,925
Other asset-backed securities	3		—	133,851	26,056	159,907
U.S. government-related securities	3		27,453	32,341	—	59,794
State, municipalities, and political subdivisions	3		—	286,413	—	286,413
Other government-related securities	3		—	44,207	—	44,207
Corporate securities	3		—	1,417,591	6,242	1,423,833
Redeemable preferred stocks	3		11,277	—	—	11,277
Total fixed maturity securities — trading			38,730	2,345,164	32,298	2,416,192
Total fixed maturity securities			1,089,751	49,497,258	1,092,216	51,679,225
Equity securities	3		494,287	—	63,421	557,708
Other long-term investments(1)	3	&4	83,047	180,438	151,342	414,827
Short-term investments	3		589,084	77,217	—	666,301
Total investments			2,256,169	49,754,913	1,306,979	53,318,061
Cash	3		151,400	—	—	151,400
Assets related to separate accounts
Variable annuity	3		12,288,919	—	—	12,288,919
Variable universal life	3		937,732	—	—	937,732
Total assets measured at fair value on a recurring basis			$15,634,220	$49,754,913	$1,306,979	$66,696,112
Liabilities:
Annuity account balances(2)	3		$—	$—	$76,119	$76,119
Other liabilities(1)	3	&4	56,018	164,643	438,127	658,788
Total liabilities measured at fair value on a recurring basis			$56,018	$164,643	$514,246	$734,907

(1)  Includes certain freestanding and embedded derivatives.

(2)  Represents liabilities related to fixed indexed annuities.

(3)  Fair Value through Net Income.

(4)  Fair Value through Other Comprehensive Income.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Determination of Fair Values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity, and where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments as listed in the above table.

The fair value of fixed maturity, short-term, and equity securities is determined by management after considering one of three primary sources of information: third party pricing services, non-binding independent broker quotations, or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for non-binding prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. Third party pricing services price 92.3% of the Company's available-for-sale and trading fixed maturity securities. Based on the typical trading volumes and the lack of quoted market prices for available-for-sale and trading fixed maturities, third party pricing services derive the majority of security prices from observable market inputs such as recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Certain securities are priced via independent non-binding broker quotations. When using non-binding independent broker quotations, when available the Company obtains two quotes per security. Where multiple broker quotes are obtained, the Company reviews the quotes and selects the quote that provides the best estimate of the price a market participant would pay for these specific assets in an arm's length transaction. A pricing matrix is used to price securities for which the Company is unable to obtain or effectively rely on either a price from a third party pricing service or an independent broker quotation.

The pricing matrix used by the Company begins with current spread levels to determine the market price for the security. The credit spreads, assigned by brokers, incorporate the issuer's credit rating, liquidity discounts, weighted- average of contracted cash flows, risk premium, if warranted, due to the issuer's industry, and the security's time to maturity. The Company uses credit ratings provided by nationally recognized rating agencies.

For securities that are priced via non-binding independent broker quotations, the Company assesses whether prices received from independent brokers represent a reasonable estimate of fair value. The Company's assessment incorporates various metrics (yield curves, credit spreads, prepayment rates, etc.) along with other information available to the Company from both internal and external sources to determine the valuation of such holdings. As a result of this analysis, if the Company determines there

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

is a more appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly. The Company did not adjust any quotes or prices received from brokers during the years ended December 31, 2019 and 2018.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the Fair Value Measurements and Disclosures Topic of the ASC. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2, or 3. Most prices provided by third party pricing services are classified into Level 2 because the significant inputs used in pricing the securities are market observable and the observable inputs are corroborated by the Company. Since the matrix pricing of certain debt securities includes significant non-observable inputs, they are classified as Level 3.

Asset-Backed Securities

This category mainly consists of residential mortgage-backed securities, commercial mortgage-backed securities, and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"). As of December 31, 2019, the Company held $10.4 billion of ABS classified as Level 2. These securities are priced from information provided by a third party pricing service and independent broker quotes. The third party pricing services and brokers mainly value securities using both a market and income approach to valuation. As part of this valuation process they consider the following characteristics of the item being measured to be relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, and 7) credit ratings of the securities.

After reviewing these characteristics of the ABS, the third party pricing service and brokers use certain inputs to determine the value of the security. For ABS classified as Level 2, the valuation would consist of predominantly market observable inputs such as, but not limited to: 1) monthly principal and interest payments on the underlying assets, 2) average life of the security, 3) prepayment speeds, 4) credit spreads, 5) treasury and swap yield curves, and 6) discount margin. The Company reviews the methodologies and valuation techniques (including the ability to observe inputs) in assessing the information received from external pricing services and in consideration of the fair value presentation.

As of December 31, 2019, the Company held $496.6 million of Level 3 ABS, which included $431.2 million of other asset-backed securities classified as available-for-sale and $65.4 million of other asset-backed securities classified as trading. These securities are predominantly ARS whose underlying collateral is at least 97% guaranteed by the FFELP. As a result of the ARS market collapse during 2008, the Company prices its ARS using an income approach valuation model. As part of the valuation process the Company reviews the following characteristics of the ARS in determining the relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, 7) credit ratings of the securities, 8) liquidity premium, and 9) paydown rate. In periods where market activity increases and there are transactions at a price that is not the result of a distressed or forced sale we consider those prices as part of our valuation. If the market activity during a period is solely the result of the

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

issuer redeeming positions we consider those transactions in our valuation, but still consider them to be level three measurements due to the nature of the transaction.

Corporate Securities, Redeemable Preferred Stocks, U.S. Government-Related Securities, States, Municipals, and Political Subdivisions, and Other Government Related Securities

As of December 31, 2019, the Company classified approximately $53.0 billion of corporate securities, redeemable preferred stocks, U.S. government-related securities, states, municipals, and political subdivisions, and other government-related securities as Level 2. The fair value of the Level 2 securities is predominantly priced by broker quotes and a third party pricing service. The Company has reviewed the valuation techniques of the brokers and third party pricing service and has determined that such techniques used Level 2 market observable inputs. The following characteristics of the securities are considered to be the primary relevant inputs to the valuation: 1) weighted- average coupon rate, 2) weighted-average years to maturity, 3) seniority, and 4) credit ratings. The Company reviews the methodologies and valuation techniques (including the ability to observe inputs) in assessing the information received from external pricing services and in consideration of the fair value presentation.

The brokers and third party pricing service utilize valuation models that consist of a hybrid methodology that utilizes a cash flow analysis and market approach to valuation. The pricing models utilize the following inputs: 1) principal and interest payments, 2) treasury yield curve, 3) credit spreads from new issue and secondary trading markets, 4) dealer quotes with adjustments for issues with early redemption features, 5) liquidity premiums present on private placements, and 6) discount margins from dealers in the new issue market.

As of December 31, 2019, the Company classified approximately $1.4 billion of corporate securities as Level 3 valuations. Level 3 securities primarily represent investments in illiquid bonds for which no price is readily available. To determine a price, the Company uses a discounted cash flow model with both observable and unobservable inputs. These inputs are entered into an industry standard pricing model to determine the final price of the security. These inputs include: 1) principal and interest payments, 2) coupon rate, 3) sector and issuer level spread over treasury, 4) underlying collateral, 5) credit ratings, 6) maturity, 7) embedded options, 8) recent new issuance, 9) comparative bond analysis, and 10) an illiquidity premium.

Equities

As of December 31, 2019, the Company held approximately $73.0 million of equity securities classified as Level 3. Of this total, $73.0 million represents FHLB stock. The Company believes that the cost of the FHLB stock approximates fair value.

Other Long-Term Investments and Other Liabilities

Derivative Financial Instruments

Other long-term investments and other liabilities include free-standing and embedded derivative financial instruments. Refer to Note 7, Derivative Financial Instruments for additional information related to derivatives. Derivative financial instruments are valued using exchange prices, independent broker quotations, or pricing valuation models, which utilize market data inputs. Excluding embedded

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

derivatives, as of December 31, 2019, 85.9% of derivatives based upon notional values were priced using exchange prices or independent broker quotations. Inputs used to value derivatives include, but are not limited to, interest swap rates, credit spreads, interest rate and equity market volatility indices, equity index levels, and treasury rates. The Company performs monthly analysis on derivative valuations that includes both quantitative and qualitative analyses.

Derivative instruments classified as Level 1 generally include futures and options, which are traded on active exchange markets.

Derivative instruments classified as Level 2 primarily include swaps, options, and swaptions, which are traded over-the-counter. Level 2 also includes certain centrally cleared derivatives. These derivative valuations are determined using independent broker quotations, which are corroborated with observable market inputs.

Derivative instruments classified as Level 3 were embedded derivatives and include at least one significant non-observable input. A derivative instrument containing Level 1 and Level 2 inputs will be classified as a Level 3 financial instrument in its entirety if it has at least one significant Level 3 input.

The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instruments may not be classified within the same fair value hierarchy level as the associated assets and liabilities. Therefore, the changes in fair value on derivatives reported in Level 3 may not reflect the offsetting impact of the changes in fair value of the associated assets and liabilities.

The embedded derivatives are carried at fair value in other long-term investments and other liabilities on the Company's consolidated balance sheet. The changes in fair value are recorded in earnings as Realized investment gains (losses). Refer to Note 7, Derivative Financial Instruments for more information related to each embedded derivatives gains and losses.

The fair value of the GLWB embedded derivative is derived through the income method of valuation using a valuation model that projects future cash flows using multiple risk neutral stochastic equity scenarios and policyholder behavior assumptions. The risk neutral scenarios are generated using the current swap curve and projected equity volatilities and correlations. The projected equity volatilities are based on a blend of historical volatility and near- term equity market implied volatilities. The equity correlations are based on historical price observations. For policyholder behavior assumptions, expected lapse and utilization assumptions are used and updated for actual experience, as necessary. The Company assumes age-based mortality from the Ruark 2015 ALB table with attained age factors varying from 87% — 100% based on company experience. The present value of the cash flows is determined using the discount rate curve, which is based upon LIBOR plus a credit spread (to represent the Company's non-performance risk). For expected lapse and utilization, assumptions are used and updated for actual experience, as necessary, using an internal predictive model developed by the Company. As a result of using significant unobservable inputs, the GLWB embedded derivative is categorized as Level 3. Policyholder assumptions are reviewed on an annual basis.

The balance of the FIA embedded derivative is impacted by policyholder cash flows associated with the FIA product that are allocated to the embedded derivative in addition to changes in the fair value of the embedded derivative during the reporting period. The fair value of the FIA embedded derivative is derived through the income method of valuation using a valuation model that projects future cash flows

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

using current index values and volatility, the hedge budget used to price the product, and policyholder assumptions (both elective and non-elective). For policyholder behavior assumptions are used and updated for actual experience, as necessary. The Company assumes age-based mortality from the 2015 Ruark ALB mortality table, with attained age factors varying from 87% — 100% based on company experience. The present value of the cash flows is determined using the discount rate curve, which is based upon LIBOR up to one year and constant maturity treasury rates plus a credit spread (to represent the Company's non-performance risk) thereafter. Policyholder assumptions are reviewed on an annual basis. As a result of using significant unobservable inputs, the FIA embedded derivative is categorized as Level 3.

The balance of the indexed universal life ("IUL") embedded derivative is impacted by policyholder cash flows associated with the IUL product that are allocated to the embedded derivative in addition to changes in the fair value of the embedded derivative during the reporting period. The fair value of the IUL embedded derivative is derived through the income method of valuation using a valuation model that projects future cash flows using current index values and volatility, the hedge budget used to price the product, and policyholder assumptions (both elective and non-elective). For policyholder behavior assumptions, expected lapse and withdrawal assumptions are used and updated for actual experience, as necessary. The Company assumes age-based mortality from the SOA 2015 VBT Primary Tables, with attained age factors varying from 37% — 156% based on company experience. The present value of the cash flows is determined using the discount rate curve, which is based upon LIBOR up to one year and constant maturity treasury rates plus a credit spread (to represent the Company's non-performance risk) thereafter. Policyholder assumptions are reviewed on an annual basis. As a result of using significant unobservable inputs, the IUL embedded derivative is categorized as Level 3.

The Company has assumed and ceded certain blocks of policies under modified coinsurance agreements in which the investment results of the underlying portfolios inure directly to the reinsurers. Funds withheld arrangements related to such agreements contain embedded derivatives that are reported at fair value. Changes in their fair value are reported in earnings. The fair value of embedded derivatives related to funds withheld under modified coinsurance agreements are a function of the unrealized gains or losses on the underlying assets and are calculated in a manner consistent with the terms of the agreements. The investments supporting certain of these agreements are designated as "trading securities"; therefore changes in their fair value are also reported in earnings. As of December 31, 2019, the fair value of the embedded derivatives associated with modified coinsurance agreements was a net liability of $199.6 million. The fair value of embedded derivatives is estimated based on market standard valuation methodology and is considered a Level 3 valuation.

The Company and certain of its subsidiaries have entered into interest support, yearly renewable term ("YRT") premium support, and portfolio maintenance agreements with PLC. These agreements meet the definition of a derivative and are accounted for at fair value and are considered Level 3 valuations. The fair value of these derivatives as of December 31, 2019, was $115.4 million and is included in Other long-term investments. For information regarding realized gains on these derivatives please refer to Note 7, Derivative Financial Instruments.

The Interest Support Agreement provides that PLC will make payments to Golden Gate II if actual investment income on certain of Golden Gate II's asset portfolios falls below a calculated investment income amount as defined in the Interest Support Agreement. The calculated investment income amount is a level of investment income deemed to be sufficient to support certain of Golden Gate II's

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

obligations under a reinsurance agreement with the Company, dated July 1, 2007. The derivative is valued using an internal valuation model that assumes a conservative projection of investment income under an adverse interest rate scenario and the probability that the expectation falls below the calculated investment income amount. This derivative had a fair value of $61.6 million as of December 31, 2019, however, interest support agreement obligations to Golden Gate II of approximately $4.9 million have been collateralized by PLC. Re-evaluation, if necessary, of the adjustments of any support agreement collateralization amounts occur annually during the first quarter pursuant to the terms of the support agreement. For the year ended December 31, 2019, Golden Gate II recognized $1.0 million in gains related to payments made under this agreement.

The YRT Premium support agreements provide that PLC will make payments to Golden Gate and Golden Gate II in the event that YRT premium rates increase. The derivatives are valued using an internal valuation model. The valuation model is a probability weighted discounted cash flow model. The value is primarily a function of the likelihood and severity of future YRT premium increases. The fair value of these derivatives as of December 31, 2019, was $51.1 million. As of December 31, 2019, Golden Gate II recognized $0.7 million in gains related to payments made under this agreement.

The portfolio maintenance agreements provide that PLC will make payments to Golden Gate, Golden Gate V, and West Coast Life Insurance Company ("WCL") in the event of other-than-temporary impairments on investments that exceed defined thresholds. The derivatives are valued using an internal discounted cash flow model. The significant unobservable inputs are the projected probability and severity of credit losses used to project future cash flows on the investment portfolios. The fair value of the portfolio maintenance agreements as of December 31, 2019, was $2.7 million. As of December 31, 2019, no payments have been triggered under this agreement.

The Funds Withheld derivative results from a reinsurance agreement with Shades Creek where the economic performance of certain hedging instruments held by the Company is ceded to Shades Creek. The value of the Funds Withheld derivative is directly tied to the value of the hedging instruments held in the funds withheld account. The hedging instruments predominantly consist of derivative instruments the fair values of which are classified as a Level 2 measurement; as such, the fair value of the Funds Withheld derivative has been classified as a Level 2 measurement. The fair value of the Funds Withheld derivative as of December 31, 2019, was a liability of $70.6 million.

Annuity Account Balances

The Company records a certain legacy block of FIA reserves at fair value. Based on the characteristics of these reserves, the Company believes that the fund value approximates fair value. The fair value measurement of these reserves is considered a Level 3 valuation due to the unobservable nature of the fund values. The Level 3 fair value as of December 31, 2019 is $69.7 million.

Separate Accounts

Separate account assets are invested in open-ended mutual funds and are included in Level 1.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Valuation of Level 3 Financial Instruments

The following table presents the valuation method for material financial instruments included in Level 3, as well as the unobservable inputs used in the valuation of those financial instruments:

	Fair Value As of December 31, 2019	Valuation Technique	Unobservable Input	Range (Weighted Average)
(Dollars In Thousands)
Assets:
Commercial mortgage-backed securities	$ 10,029	Discounted cash flow	Spread over treasury	2.5%
Other asset-backed securities	421,219	Liquidation	Liquidation value	$95.39 - $99.99 ($97.95)
		Discounted cash flow	Liquidity premium	0.34% - 2.28% (1.44%)
			Paydown Rate	8.99% - 12.45% (11.28%)
Corporate securities	1,373,714	Discounted cash flow	Spread over treasury	0.00% - 4.03% (1.60%)
Liabilities:(1)
Embedded derivatives — GLWB(2)	$ 186,038	Actuarial cash flow model	Mortality	87% to 100% of Ruark 2015 ALB Table
			Lapse	Ruark Predictive Model
			Utilization	99%. 10% of policies have a one-time over-utilization of 400%
			Nonperformance risk	0.12% - 0.82%
Embedded derivative — FIA	336,826	Actuarial cash flow model	Expenses	$195 per policy
			Withdrawal rate	0.4% - 1.2% prior to age 70 RMD for ages 70+ or WB withdrawal rate Assume underutilized RMD for nonWB policies age 70-81
			Mortality	87% to 100% of Ruark 2015 ALB table

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

	Fair Value As of December 31, 2019	Valuation Technique	Unobservable Input	Range (Weighted Average)
(Dollars In Thousands)
			Lapse	0.5% - 50.0%, depending on duration/surrender charge period. Dynamically adjusted for WB moneyness and projected market rates vs credited rates.
			Nonperformance risk	0.12% - 0.82%
Embedded derivative — IUL	151,765	Actuarial cash flow model	Mortality	37% - 156% of 2015 VBT Primary Tables 94% - 248% of duration 8 point in scale 2015 VBT Primary Tables, depending on type of business
			Lapse	0.5% - 10%, depending on duration/distribution channel and smoking class
			Nonperformance risk	0.21% - 0.82%

(1)  Excludes modified coinsurance arrangements.

(2)  The fair value for the GLWB embedded derivative is presented as a net liability.

The chart above excludes Level 3 financial instruments that are valued using broker quotes and those which book value approximates fair value.

The Company has considered all reasonably available quantitative inputs as of December 31, 2019, but the valuation techniques and inputs used by some brokers in pricing certain financial instruments are not shared with the Company. This resulted in $76.8 million of financial instruments being classified as Level 3 as of December 31, 2019. Of the $76.8 million, $65.4 million are other asset-backed securities, and $11.4 million are corporate securities.

In certain cases the Company has determined that book value materially approximates fair value. As of December 31, 2019, the Company held $73.0 million of financial instruments where book value approximates fair value which are predominantly FHLB stock.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents the valuation method for material financial instruments included in Level 3, as well as the unobservable inputs used in the valuation of those financial instruments:

	Fair Value As of December 31, 2018	Valuation Technique	Unobservable Input	Range (Weighted Average)
(Dollars In Thousands)
Assets:
Other asset-backed securities	$421,458	Liquidation	Liquidation value	$85.75 - $99.99 ($95.36)
		Discounted cash flow	Liquidity premium	0.02% - 1.25% (0.64%)
			Paydown rate	10.96% - 13.11% (12.03%)
Corporate securities	631,068	Discounted cash flow	Spread over treasury	0.84% - 3.00% (1.84%)
Liabilities:(1)
Embedded derivatives — GLWB(2)	$43,307	Actuarial cash flow model	Mortality	87% to 100% of Ruark 2015 ALB Table
			Lapse	Ruark Predictive Model
			Utilization	99%. 10% of policies have a one-time over-utilization of 400%
			Nonperformance risk	0.21% - 1.16%
Embedded derivative — FIA	217,288	Actuarial cash flow model	Expenses	$145 per policy
			Withdrawal rate	1.5% prior to age 70, 100% of the RMD for ages 70+
			Mortality	87% to 100% of Ruark 2015 ALB table
			Lapse	1.0% - 30.0%, depending on duration/surrender charge period
			Nonperformance risk	0.21% - 1.16%

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

	Fair Value As of December 31, 2018	Valuation Technique	Unobservable Input	Range (Weighted Average)
(Dollars In Thousands)
Embedded derivative — IUL	$90,231	Actuarial cash flow model	Mortality	37% - 577% of 2015 VBT Primary Tables
			Lapse	0.5% - 10.0%, depending on duration/distribution channel and smoking class
			Nonperformance risk	0.21% - 1.16%

(1)  Excludes modified coinsurance arrangements.

(2)  The fair value for the GLWB embedded derivative is presented as a net liability.

The chart above excludes Level 3 financial instruments that are valued using broker quotes and those which book value approximates fair value.

The Company has considered all reasonably available quantitative inputs as of December 31, 2018, but the valuation techniques and inputs used by some brokers in pricing certain financial instruments are not shared with the Company. This resulted in $39.7 million of financial instruments being classified as Level 3 as of December 31, 2018. Of the $39.7 million, $26.2 million are other asset backed securities, and $13.5 million are corporate securities.

In certain cases the Company has determined that book value materially approximates fair value. As of December 31, 2018, the Company held $63.4 million of financial instruments where book value approximates fair value which are predominantly FHLB stock.

The asset-backed securities classified as Level 3 are predominantly ARS. A change in the paydown rate (the projected annual rate of principal reduction) of the ARS can significantly impact the fair value of these securities. A decrease in the paydown rate would increase the projected weighted average life of the ARS and increase the sensitivity of the ARS' fair value to changes in interest rates. An increase in the liquidity premium would result in a decrease in the fair value of the securities, while a decrease in the liquidity premium would increase the fair value of these securities. The liquidation value for these securities are sensitive to the issuer's available cash flows and ability to redeem the securities, as well as the current holders' willingness to liquidate at the specified price.

The fair value of corporate bonds classified as Level 3 is sensitive to changes in the interest rate spread over the corresponding U.S. Treasury rate. This spread represents a risk premium that is impacted by company specific and market factors. An increase in the spread can be caused by a perceived increase in credit risk of a specific issuer and/or an increase in the overall market risk premium associated with similar securities. The fair values of corporate bonds are sensitive to changes in spread. When holding the treasury rate constant, the fair value of corporate bonds increases when spreads decrease, and decreases when spreads increase.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The fair value of the GLWB embedded derivative is sensitive to changes in the discount rate which includes the Company's nonperformance risk, volatility, lapse, and mortality assumptions. The volatility assumption is an observable input as it is based on market inputs. The Company's nonperformance risk, lapse, and mortality are unobservable. An increase in the three unobservable assumptions would result in a decrease in the fair value of the liability and conversely, if there is a decrease in the assumptions the fair value would increase. The fair value is also dependent on the assumed policyholder utilization of the GLWB where an increase in assumed utilization would result in an increase in the fair value of the liability and conversely, if there is a decrease in the assumption, the fair value would decrease.

The fair value of the FIA embedded derivative is predominantly impacted by observable inputs such as discount rates and equity returns. However, the fair value of the FIA embedded derivative is sensitive to non-performance risk, which is unobservable. The value of the liability increases with decreases in the discount rate and non-performance risk and decreases with increases in the discount rate and nonperformance risk. The value of the liability increases with increases in equity returns and the liability decreases with a decrease in equity returns.

The fair value of the IUL embedded derivative is predominantly impacted by observable inputs such as discount rates and equity returns. However, the fair value of the IUL embedded derivative is sensitive to non-performance risk, which is unobservable. The value of the liability increases with decreases in the discount rate and non-performance risk and decreases with increases in the discount rate and non-performance risk. The value of the liability increases with increases in equity returns and the liability decreases with a decrease in equity returns.

(This page has been left blank intentionally.)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2019, for which the Company has used significant unobservable inputs (Level 3):

		Total Realized and Unrealized Gains		Total Realized and Unrealized Losses
	Beginning Balance	Included in Earnings	Included in Other Comprehensive Income	Included in Earnings	Included In Other Comprehensive Income
	(Dollars In Thousands)
Assets:
Fixed maturity securities available-for-sale
Residential mortgage-backed securities	$—	$—	$—	$—	$—
Commercial mortgage-backed securities	—	—	730	—	(91)
Other asset-backed securities	421,642	904	26,034	(71)	(8,075)
Corporate securities	638,276	82	72,881	—	(14,827)
Total fixed maturity securities — available-for-sale	1,059,918	986	99,645	(71)	(22,993)
Fixed maturity securities — trading
Other asset-backed securities	26,056	9,295	—	(3,695)	—
Corporate securities	6,242	239	—	(35)	—
Total fixed maturity securities — trading	32,298	9,534	—	(3,730)	—
Total fixed maturity securities	1,092,216	10,520	99,645	(3,801)	(22,993)
Equity securities	63,421	(1,829)	(244)	(18)	—
Other long-term investments(1)	151,342	90,078	—	(31,448)	—
Short-term investments	—	—	—	—	—
Total investments	1,306,979	98,769	99,401	(35,267)	(22,993)
Total assets measured at fair value on a recurring basis	$1,306,979	$98,769	$99,401	$(35,267)	$(22,993)
Liabilities:
Annuity account balances(2)	$76,119	$—	$—	$(2,550)	$—
Other liabilities(1)	438,127	108,438	—	(617,395)	—
Total liabilities measured at fair value on a recurring basis	$514,246	$108,438	$—	$(619,945)	$—

(1)  Represents certain freestanding and embedded derivatives.

(2)  Represents liabilities related to fixed indexed annuities.

For the year ended December 31, 2019, $195.4 million of securities were transferred into Level 3.

For the year ended December 31, 2019, $58.4 million of securities were transferred into Level 2. This amount was transferred from Level 3. These transfers resulted from securities that were priced internally using significant unobservable inputs where market observable inputs were not available in previous periods but were priced by independent pricing services or brokers as of December 31, 2019.

For the year ended December 31, 2019, there were no transfers from Level 2 to Level 1.

For the year ended December 31, 2019, no securities were transferred from Level 1.

								Total Gains (losses) included in Earnings related to
	Purchases	Sales	Issuances	Settlements	Transfers in/out of Level 3	Other	Ending Balance	Instruments still held at the Reporting Date
	(Dollars In Thousands)
Assets:
Fixed maturity securities available-for-sale
Residential mortgage-backed securities	$—	$—	$—	$—	$—	$—	$—	$—
Commercial mortgage-backed securities	9,359	(46)	—	—	95	(18)	10,029	—
Other asset-backed securities	—	(20,031)	—	—	—	816	421,219	—
Corporate securities	752,929	(179,604)	—	—	106,368	(2,391)	1,373,714	—
Total fixed maturity securities — available-for-sale	762,288	(199,681)	—	—	106,463	(1,593)	1,804,962	—
Fixed maturity securities — trading
Other asset-backed securities	32,182	(24,496)	—	—	26,267	(202)	65,407	1,829
Corporate securities	1,700	(1,035)	—	—	4,363	(103)	11,371	35
Total fixed maturity securities — trading	33,882	(25,531)	—	—	30,630	(305)	76,778	1,864
Total fixed maturity securities	796,170	(225,212)	—	—	137,093	(1,898)	1,881,740	1,864
Equity securities	9,567	2,073	—	—	—	—	72,970	426
Other long-term investments(1)	1,579	—	—	(1,708)	—	—	209,843	56,922
Short-term investments	—	—	—	—	—	—	—	—
Total investments	807,316	(223,139)	—	(1,708)	137,093	(1,898)	2,164,553	59,212
Total assets measured at fair value on a recurring basis	$807,316	$(223,139)	$—	$(1,708)	$137,093	$(1,898)	$2,164,553	$59,212
Liabilities:
Annuity account balances(2)	$—	$—	$—	$365	$9,306	$—	$69,728	$—
Other liabilities(1)	70,888	—	—	—	—	—	1,017,972	(508,957)
Total liabilities measured at fair value on a recurring basis	$70,888	$—	$—	$365	$9,306	$—	$1,087,700	$(508,957)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2018, for which the Company has used significant unobservable inputs (Level 3):

		Total Realized and Unrealized Gains		Total Realized and Unrealized Losses
	Beginning Balance	Included in Earnings	Included in Other Comprehensive Income	Included in Earnings	Included in Other Comprehensive Income
	(Dollars In Thousands)
Assets:
Fixed maturity securities available-for-sale
Residential mortgage-backed securities	$—	$—	$—	$—	$(995)
Commercial mortgage-backed securities	—	—	50	—	(2,497)
Other asset-backed securities	504,365	3,716	16,503	(159)	(25,578)
Corporate securities	626,901	—	12,537	—	(29,017)
Total fixed maturity securities — available-for-sale	1,131,266	3,716	29,090	(159)	(58,087)
Fixed maturity securities — trading
Other asset-backed securities	35,222	464	—	(3,798)	—
Corporate securities	5,442	45	—	(145)	—
Total fixed maturity securities — trading	40,664	509	—	(3,943)	—
Total fixed maturity securities	1,171,930	4,225	29,090	(4,102)	(58,087)
Equity securities	65,518	1	—	(30)	—
Other long-term investments(1)	160,466	39,118	—	(47,615)	—
Short-term investments	—	—	—	—	—
Total investments	1,397,914	43,344	29,090	(51,747)	(58,087)
Total assets measured at fair value on a recurring basis	$1,397,914	$43,344	$29,090	$(51,747)	$(58,087)
Liabilities:
Annuity account balances(2)	$83,472	$—	$—	$(3,505)	$—
Other liabilities(1)	597,562	299,366	—	(139,931)	—
Total liabilities measured at fair value on a recurring basis	$681,034	$299,366	$—	$(143,436)	$—

(1)  Represents certain freestanding and embedded derivatives.

(2)  Represents liabilities related to fixed indexed annuities.

For the year ended December 31, 2018, $39.7 million of securities were transferred into Level 3.

For the year ended December 31, 2018, $85.7 million of securities were transferred into Level 2. This amount was transferred from Level 3. These transfers resulted from securities that were priced internally using significant unobservable inputs where market observable inputs were not available in previous periods but were priced by independent pricing services or brokers as of December 31, 2018.

For the year ended December 31, 2018, there were no transfers from Level 2 to Level 1.

For the year ended December 31, 2018, no securities were transferred out of Level 1.

								Total Gains (losses) included in Earnings related to
	Purchases	Sales	Issuances	Settlements	Transfers in/out of Level 3	Other	Ending Balance	Instruments still held at the Reporting Date
	(Dollars In Thousands)
Assets:
Fixed maturity securities available-for-sale
Residential mortgage-backed securities	$22,225	$—	$—	$—	$(21,281)	$51	$—	$—
Commercial mortgage-backed securities	48,621	(292)	—	—	(45,832)	(50)	—	—
Other asset-backed securities	—	(80,050)	—	—	222	2,623	421,642	—
Corporate securities	108,491	(97,676)	—	—	20,721	(3,681)	638,276	—
Total fixed maturity securities — available-for-sale	179,337	(178,018)	—	—	(46,170)	(1,057)	1,059,918	—
Fixed maturity securities — trading
Other asset-backed securities	8,728	(14,511)	—	—	164	(213)	26,056	(3,179)
Corporate securities	999	—	—	—	—	(99)	6,242	(101)
Total fixed maturity securities — trading	9,727	(14,511)	—	—	164	(312)	32,298	(3,280)
Total fixed maturity securities	189,064	(192,529)	—	—	(46,006)	(1,369)	1,092,216	(3,280)
Equity securities	36	(2,103)	—	—	—	(1)	63,421	282
Other long-term investments(1)	—	—	—	(627)	—	—	151,342	(9,124)
Short-term investments	—	—	—	—	—	—	—	—
Total investments	189,100	(194,632)	—	(627)	(46,006)	(1,370)	1,306,979	(12,122)
Total assets measured at fair value on a recurring basis	$189,100	$(194,632)	$—	$(627)	$(46,006)	$(1,370)	$1,306,979	$(12,122)
Liabilities:
Annuity account balances(2)	$—	$—	$623	$11,481	$—	$—	$76,119	$—
Other liabilities(1)	—	—	—	—	—	—	438,127	159,435
Total liabilities measured at fair value on a recurring basis	$—	$—	$623	$11,481	$—	$—	$514,246	$159,435

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Total realized and unrealized gains (losses) on Level 3 assets and liabilities are primarily reported in either realized investment gains (losses) within the consolidated statements of income (loss) or other comprehensive income (loss) within shareowner's equity based on the appropriate accounting treatment for the item.

Purchases, sales, issuances, and settlements, net, represent the activity that occurred during the period that results in a change of the asset or liability but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily relates to purchases and sales of fixed maturity securities and issuances and settlements of fixed indexed annuities.

The Company reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. The asset transfers in the table(s) above primarily related to positions moved from Level 3 to Level 2 as the Company determined that certain inputs were observable.

The amount of total gains (losses) for assets and liabilities still held as of the reporting date primarily represents changes in fair value of trading securities and certain derivatives that exist as of the reporting date and the change in fair value of fixed indexed annuities.

Estimated Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company's financial instruments as of the periods shown below are as follows:

		As of December 31,
		2019		2018
	Fair Value Level	Carrying Amounts	Fair Values	Carrying Amounts	Fair Values
	(Dollars In Thousands)
Assets:
Mortgage loans on real estate	3	$9,379,401	$9,584,487	$7,724,733	$7,447,702
Policy loans	3	1,675,121	1,675,121	1,695,886	1,695,886
Fixed maturities, held-to-maturity(1)	3	2,823,881	3,025,790	2,633,474	2,547,210
Other long-term investments(2)	3	1,216,996	1,246,889	—	—
Liabilities:
Stable value product account balances	3	$5,443,752	$5,551,195	$5,234,731	$5,200,723
Future policy benefits and claims(3)	3	1,701,324	1,705,235	1,671,414	1,671,434
Other policyholders' funds(4)	3	127,084	130,259	131,150	131,782
Debt:(5)
Non-recourse funding obligations(6)	3	$3,082,753	$3,298,580	$2,888,329	$2,801,399
Subordinated funding obligations	3	110,000	113,286	110,000	95,476

Except as noted below, fair values were estimated using quoted market prices.

(1)  Securities purchased from unconsolidated subsidiaries, Red Mountain LLC and Steel City LLC.

(2)  Other long-term investments represents a modco receivable, which is related to invested assets such as fixed income and structured securities, which are legally owned by the ceding company. The fair value is determined in a manner consistent with other similar invested assets held by the Company.

(3)  Single premium immediate annuity without life contingencies.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

(4)  Supplementary contracts without life contingencies.

(5)  Excludes capital lease obligations of $1.0 million and $1.3 million as of December 31, 2019 and 2018, respectively.

(6)  As of December 31, 2019, carrying amount $2.8 billion and a fair value of $3.0 billion related to non-recourse funding obligations issued by Golden Gate and Golden Gate V. As of December 31, 2018, carrying amount of $2.6 billion and fair value of $2.5 billion related to non-recourse funding obligations issued by Golden Gate and Golden Gate V.

Fair Value Measurements

Mortgage Loans on Real Estate

The Company estimates the fair value of mortgage loans using an internally developed model. This model includes inputs derived by the Company based on assumed discount rates relative to the Company's current mortgage loan lending rate and an expected cash flow analysis based on a review of the mortgage loan terms. The model also contains the Company's determined representative risk adjustment assumptions related to credit and liquidity risks.

Policy Loans

The Company believes the fair value of policy loans approximates book value. Policy loans are funds provided to policyholders in return for a claim on the policy. The funds provided are limited to the cash surrender value of the underlying policy. The nature of policy loans is to have a negligible default risk as the loans are fully collateralized by the value of the policy. Policy loans do not have a stated maturity and the balances and accrued interest are repaid either by the policyholder or with proceeds from the policy. Due to the collateralized nature of policy loans and unpredictable timing of repayments, the Company believes the carrying value of policy loans approximates fair value.

Fixed Maturities, Held-to-Maturity

The Company estimates the fair value of its fixed maturity, held-to-maturity securities using internal discounted cash flow models. The discount rates used in the model are based on a current market yield for similar financial instruments.

Other Long-Term Investments

In addition to free-standing and embedded derivative financial instruments discussed above, other long-term investments includes approximately $1.2 billion of amounts receivable under certain modified coinsurance agreements. These amounts represent funds withheld in connection with certain reinsurance agreements in which the Company acts as the reinsurer. Under the terms of these agreements, assets equal to statutory reserves are withheld and legally owned by the ceding company, and any excess or shortfall is settled periodically. In some cases, these modified coinsurance agreements contain embedded derivatives which are discussed in more detail above. The fair value of amounts receivable under modified coinsurance agreements, including the embedded derivative component, correspond to the fair value of the underlying assets withheld.

Stable Value Product and Other Investment Contract Balances

The Company estimates the fair value of stable value product account balances and other investment contract balances (included in Future policy benefits and claims as well as Other policyholders' funds line items on our consolidated balance sheet) using models based on discounted expected cash flows.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The discount rates used in the models are based on a current market rate for similar financial instruments.

Funding Obligations

The Company estimates the fair value of its subordinated and non-recourse funding obligations using internal discounted cash flow models. The discount rates used in the model are based on a current market yield for similar financial instruments.

7.  DERIVATIVE FINANCIAL INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments to reduce exposure to certain risks, including but not limited to, interest rate risk, currency exchange risk, volatility risk, and equity market risk. These strategies are developed through the Company's analysis of data from financial simulation models and other internal and industry sources, and are then incorporated into the Company's risk management program.

Derivative instruments expose the Company to credit and market risk and could result in material changes from period to period. The Company attempts to minimize its credit in connection with its overall asset/liability management programs and risk management strategies. In addition, all derivative programs are monitored by our risk management department.

Derivatives Related to Interest Rate Risk Management

Derivative instruments that are used as part of the Company's interest rate risk management strategy include interest rate swaps, interest rate futures, interest rate caps, and interest rate swaptions.

Derivatives Related to Foreign Currency Exchange Risk Management

Derivative instruments that are used as part of the Company's foreign currency exchange risk management strategy include foreign currency swaps, foreign currency futures, foreign equity futures, and foreign equity options.

Derivatives Related to Risk Mitigation of Certain Annuity Contracts

The Company may use the following types of derivative contracts to mitigate its exposure to certain guaranteed benefits related to VA contracts, fixed indexed annuities, and indexed universal life contracts:

•  Foreign Currency Futures

•  Variance Swaps

•  Interest Rate Futures

•  Equity Options

•  Equity Futures

•  Credit derivatives

•  Interest Rate Swaps

•  Interest Rate Swaptions

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

•  Volatility Futures

•  Volatility Options

•  Funds Withheld Agreement

•  Total Return Swaps

•  Foreign Currency Options

Other Derivatives

The Company and certain of its subsidiaries have derivatives with PLC. These derivatives consist of an interest support agreement, YRT premium support agreements, and portfolio maintenance agreements with PLC.

The Company has a funds withheld account that consists of various derivative instruments held by us that is used to hedge the GLWB and GMDB riders. The economic performance of derivatives in the funds withheld account is ceded to Shades Creek. The funds withheld account is accounted for as a derivative financial instrument.

Accounting for Derivative Instruments

GAAP requires that all derivatives be recognized in the balance sheet at fair value. The Company records its derivative financial instruments in the consolidated balance sheet in other long-term investments and other liabilities. The change in the fair value of derivative financial instruments is reported either in the statement of income or in other comprehensive income (loss), depending upon whether it qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists.

It is the Company's policy not to offset assets and liabilities associated with open derivative contracts. However, the Chicago Mercantile Exchange ("CME") rules characterize variation margin transfers as settlement payments, as opposed to adjustments to collateral. As a result, derivative assets and liabilities associated with centrally cleared derivatives for which the CME serves as the central clearing party are presented as if these derivatives had been settled as of the reporting date.

For a derivative financial instrument to be accounted for as an accounting hedge, it must be identified and documented as such on the date of designation. For cash flow hedges, the effective portion of their realized gain or loss is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged item impacts earnings. Any remaining gain or loss, the ineffective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain attributable to the hedged risk of the hedged item is recognized in current earnings. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis.

The Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in Realized investment gains (losses).

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

Derivative Instruments Designated and Qualifying as Hedging Instruments

Cash-Flow Hedges

•  To hedge a fixed rate note denominated in a foreign currency, the Company entered into a fixed-to-fixed foreign currency swap in order to hedge the foreign currency exchange risk associated with the note. The cash flows received on the swap are identical to the cash flow paid on the note.

•  To hedge a floating rate note, the Company entered into an interest rate swap to exchange the floating rate on the note for a fixed rate in order to hedge the interest rate risk associated with the note. The cash flows received on the swap are identical to the cash flow variability paid on the note.

Derivative Instruments Not Designated and Not Qualifying as Hedging Instruments

The Company uses various other derivative instruments for risk management purposes that do not qualify for hedge accounting treatment. Changes in the fair value of these derivatives are recognized in earnings during the period of change.

Derivatives Related to Variable Annuity Contracts

•  The Company uses equity futures, equity options, total return swaps, interest rate futures, interest rate swaps, interest rate swaptions, currency futures, currency options, volatility futures, volatility options, and variance swaps to mitigate the risk related to certain guaranteed minimum benefits, including GLWB, within its VA products. In general, the cost of such benefits varies with the level of equity and interest rate markets, foreign currency levels, and overall volatility.

•  The Company markets certain VA products with a GLWB rider. The GLWB component is considered an embedded derivative, not considered to be clearly and closely related to the host contract.

•  The Company has a funds withheld account that consists of various derivative instruments held by the Company that are used to hedge the GLWB and GMDB riders. The economic performance of derivatives in the funds withheld account is ceded to Shades Creek. The funds withheld account is accounted for as a derivative financial instrument.

Derivatives Related to Fixed Annuity Contracts

•  The Company uses equity futures and options to mitigate the risk within its fixed indexed annuity products. In general, the cost of such benefits varies with the level of equity and overall volatility.

•  The Company markets certain fixed indexed annuity products. The FIA component is considered an embedded derivative as it is, not considered to be clearly and closely related to the host contract.

Derivatives Related to Indexed Universal Life Contracts

•  The Company uses equity futures and options to mitigate the risk within its indexed universal life products. In general, the cost of such benefits varies with the level of equity markets.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

•  The Company markets certain IUL products. The IUL component is considered an embedded derivative as it is, not considered to be clearly and closely related to the host contract.

Other Derivatives

•  The Company and certain of its subsidiaries have an interest support agreement, YRT premium support agreements, and portfolio maintenance agreements with PLC.

•  The Company uses various swaps and other types of derivatives to manage risk related to other exposures.

•  The Company is involved in various modified coinsurance arrangements and funds withheld which contain embedded derivatives. Changes in their fair value are recorded in current period earnings. The investment portfolios that support the related modified coinsurance reserves and funds withheld arrangements had fair value changes which substantially offset the gains or losses on these embedded derivatives.

The following table sets forth realized investments gains and losses for the periods shown:

Realized investment gains (losses) — derivative financial instruments

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Derivatives related to VA contracts:
Interest rate futures	$(20,012)	$(25,473)	$26,015
Equity futures	5,069	(88,208)	(91,776)
Currency futures	3,095	10,275	(23,176)
Equity options	(149,700)	38,083	(94,791)
Currency options	(94)	—	—
Interest rate swaptions	—	(14)	(2,490)
Interest rate swaps	229,641	(45,185)	27,981
Total return swaps	(78,014)	77,225	(32,240)
Embedded derivative — GLWB	(107,108)	(27,761)	(8,526)
Funds withheld derivative	145,140	(25,541)	138,228
Total derivatives related to VA contracts	28,017	(86,599)	(60,775)
Derivatives related to FIA contracts:
Embedded derivative	(85,573)	35,397	(55,878)
Equity futures	1,717	330	642
Equity options	84,079	(38,885)	44,585
Total derivatives related to FIA contracts	223	(3,158)	(10,651)
Derivatives related to IUL contracts:
Embedded derivative	(12,894)	9,062	(14,117)
Equity futures	420	261	(818)
Equity options	14,882	(6,338)	9,580
Total derivatives related to IUL contracts	2,408	2,985	(5,355)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Embedded derivative — Modco reinsurance treaties	$(187,004)	$166,757	$(103,009)
Derivatives with PLC(1)	27,038	(902)	42,699
Other derivatives	(2,141)	14	50
Total realized gains (losses) — derivatives	$(131,459)	$79,097	$(137,041)

(1)  These derivatives include an interest support, YRT premium support, and portfolio maintenance agreements between certain of the Company's subsidiaries and PLC.

The following tables present the components of the gain or loss on derivatives that qualify as a cash flow hedging relationship:

Gain (Loss) on Derivatives in Cash Flow Relationship

	Amount of Gains (Losses) Deferred in Accumulated Other Comprehensive Income (Loss) on Derivatives	Amount and Location of Gains (Losses) Reclassified from Accumulated Other Comprehensive Income (Loss) into Income (Loss)	Amount and Location of (Losses) Recognized in Income (Loss) on Derivatives
	(Effective Portion)	(Effective Portion)	(Ineffective Portion)
		Benefits and settlement expenses	Realized investment gains (losses)
	(Dollars In Thousands)
For The Year Ended December 31, 2019
Foreign currency swaps	$(9,638)	$(1,031)	$—
Interest rate swaps	(2,743)	(1,247)	—
Total	$(12,381)	$(2,278)	$—
For The Year Ended December 31, 2018
Foreign currency swaps	$(812)	$(798)	$—
Interest rate swaps	(1,574)	(633)	—
Total	$(2,386)	$(1,431)	$—
For The Year Ended December 31, 2017
Foreign currency swaps	$(867)	$(694)	$—
Total	$(867)	$(694)	$—

Based on expected cash flows of the underlying hedged items, the Company expects to reclassify $2.7 million out of accumulated other comprehensive income (loss) into earnings during the next twelve months.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

The table below presents information about the nature and accounting treatment of the Company's primary derivative financial instruments and the location in and effect on the consolidated financial statements for the periods presented below:

	As of December 31,
	2019		2018
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(Dollars In Thousands)
Other long-term investments
Derivatives not designated as hedging instruments:
Interest rate swaps	$2,228,000	$98,655	$1,515,500	$28,501
Total return swaps	269,772	941	138,070	3,971
Derivatives with PLC(1)	2,830,889	115,379	2,856,351	90,049
Embedded derivative — Modco reinsurance treaties	1,280,189	31,926	585,294	7,072
Embedded derivative — GLWB	1,147,436	62,538	1,919,861	54,221
Interest rate futures	896,073	7,557	286,208	10,302
Equity futures	159,901	2,109	12,633	483
Currency futures	72,593	131	—	—
Equity options	6,685,670	676,257	5,624,081	220,092
Other	—	—	157	136
	$15,570,523	$995,493	$12,938,155	$414,827
Other liabilities
Cash flow hedges:
Interest rate swaps	$350,000	$—	$350,000	$—
Foreign currency swaps	117,178	11,373	117,178	904
Derivatives not designated as hedging instruments:
Interest rate swaps	50,000	—	775,000	11,367
Total return swaps	579,675	3,229	768,177	23,054
Embedded derivative — Modco reinsurance treaties	2,263,685	231,516	1,795,287	32,828
Funds withheld derivative	1,845,649	70,583	1,992,562	95,142
Embedded derivative — GLWB	2,892,926	248,577	4,071,322	97,528
Embedded derivative — FIA	2,892,803	332,869	2,576,033	217,288
Embedded derivative — IUL	301,598	151,765	233,550	90,231
Interest rate futures	669,223	10,375	863,706	20,100
Equity futures	174,743	2,376	659,357	33,753
Currency futures	192,306	1,836	202,747	2,163
Equity options	4,827,714	429,434	4,199,687	34,178
Other	199,387	53,245	3,288	252
	$17,356,887	$1,547,178	$18,607,894	$658,788

(1)  These derivatives include an interest support, YRT premium support, and portfolio maintenance agreements between certain of the Company's subsidiaries and PLC.

8.  OFFSETTING OF ASSETS AND LIABILITIES

Certain of the Company's derivative instruments are subject to enforceable master netting arrangements that provide for the net settlement of all derivative contracts between the Company and a counterparty in the event of default or upon the occurrence of certain termination events. Collateral support agreements associated with each master netting arrangement provide that the Company will receive or pledge financial collateral in the event either minimum thresholds, or in certain cases ratings levels, have been reached. Additionally, certain of the Company's repurchase agreements provide for

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  OFFSETTING OF ASSETS AND LIABILITIES — (Continued)

net settlement on termination of the agreement. Refer to Note 14, Debt and Other Obligations for details of the Company's repurchase agreement programs.

Collateral received includes both cash and non-cash collateral. Cash collateral received by the Company is recorded on the consolidated balance sheet as "cash", with a corresponding amount recorded in "other liabilities" to represent the Company's obligation to return the collateral. Non-cash collateral received by the Company is not recognized on the consolidated balance sheet unless the Company exercises its right to sell or re-pledge the underlying asset. As of December 31, 2019 and 2018, the fair value of non-cash collateral received was $21.3 million and $45.0 million, respectively.

The tables below present the derivative instruments by assets and liabilities for the Company as of December 31, 2019:

	Gross Amounts of	Gross Amounts Offset in the Statement of	Net Amounts of Assets Presented in the Statement of	Gross Amounts Not Offset in the Statement of Financial Position
	Recognized Assets	Financial Position	Financial Position	Financial Instruments	Collateral Received	Net Amount
	(Dollars In Thousands)
Offsetting of Derivative Assets
Derivatives:
Free-Standing derivatives	$785,650	$—	$785,650	$452,562	$215,587	$117,501
Total derivatives, subject to a master netting arrangement or similar arrangement	785,650	—	785,650	452,562	215,587	117,501
Derivatives not subject to a master netting arrangement or similar arrangement
Embedded derivative — Modco reinsurance treaties	31,926	—	31,926	—	—	31,926
Embedded derivative — GLWB	62,538	—	62,538	—	—	62,538
Derivatives with PLC	115,379	—	115,379	—	—	115,379
Other	—	—	—	—	—	—
Total derivatives, not subject to a master netting arrangement or similar arrangement	209,843	—	209,843	—	—	209,843
Total derivatives	995,493	—	995,493	452,562	215,587	327,344
Total Assets	$995,493	$—	$995,493	$452,562	$215,587	$327,344

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  OFFSETTING OF ASSETS AND LIABILITIES — (Continued)

	Gross Amounts of	Gross Amounts Offset in the Statement of	Net Amounts of Liabilities Presented in the Statement of	Gross Amounts Not Offset in the Statement of Financial Position
	Recognized Liabilities	Financial Position	Financial Position	Financial Instruments	Collateral Posted	Net Amount
	(Dollars In Thousands)
Offsetting of Derivative Liabilities
Derivatives:
Free-Standing derivatives	$458,623	$—	$458,623	$452,562	$4,791	$1,270
Total derivatives, subject to a master netting arrangement or similar arrangement	458,623	—	458,623	452,562	4,791	1,270
Derivatives not subject to a master netting arrangement or similar arrangement
Embedded derivative — Modco reinsurance treaties	231,516	—	231,516	—	—	231,516
Funds withheld derivative	70,583	—	70,583	—	—	70,583
Embedded derivative — GLWB	248,577	—	248,577	—	—	248,577
Embedded derivative — FIA	332,869	—	332,869	—	—	332,869
Embedded derivative — IUL	151,765	—	151,765	—	—	151,765
Other	53,245	—	53,245	—	—	53,245
Total derivatives, not subject to a master netting arrangement or similar arrangement	1,088,555	—	1,088,555	—	—	1,088,555
Total derivatives	1,547,178	—	1,547,178	452,562	4,791	1,089,825
Repurchase agreements(1)	270,000	—	270,000	—	—	270,000
Total Liabilities	$1,817,178	$—	$1,817,178	$452,562	$4,791	$1,359,825

(1)  Borrowings under repurchase agreements are for a term less than 90 days.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  OFFSETTING OF ASSETS AND LIABILITIES — (Continued)

The tables below present the derivative instruments by assets and liabilities for the Company as of December 31, 2018.

	Gross Amounts of	Gross Amounts Offset in the Statement of	Net Amounts of Assets Presented in the Statement of	Gross Amounts Not Offset in the Statement of Financial Position
	Recognized Assets	Financial Position	Financial Position	Financial Instruments	Collateral Received	Net Amount
	(Dollars In Thousands)
Offsetting of Derivative Assets
Derivatives:
Free-Standing derivatives	$263,349	$—	$263,349	$70,322	$99,199	$93,828
Total derivatives, subject to a master netting arrangement or similar arrangement	263,349	—	263,349	70,322	99,199	93,828
Derivatives not subject to a master netting arrangement or similar arrangement
Embedded derivative — Modco reinsurance treaties	7,072	—	7,072	—	—	7,072
Embedded derivative — GLWB	54,221	—	54,221	—	—	54,221
Derivatives with PLC	90,049	—	90,049	—	—	90,049
Other	136	—	136	—	—	136
Total derivatives, not subject to a master netting arrangement or similar arrangement	151,478	—	151,478	—	—	151,478
Total derivatives	414,827	—	414,827	70,322	99,199	245,306
Total Assets	$414,827	$—	$414,827	$70,322	$99,199	$245,306

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  OFFSETTING OF ASSETS AND LIABILITIES — (Continued)

	Gross Amounts of	Gross Amounts Offset in the Statement of	Net Amounts of Liabilities Presented in the Statement of	Gross Amounts Not Offset in the Statement of Financial Position
	Recognized Liabilities	Financial Position	Financial Position	Financial Instruments	Collateral Posted	Net Amount
	(Dollars In Thousands)
Offsetting of Derivative Liabilities
Derivatives:
Free-Standing derivatives	$125,519	$—	$125,519	$70,322	$47,856	$7,341
Total derivatives, subject to a master netting arrangement or similar arrangement	125,519	—	125,519	70,322	47,856	7,341
Derivatives not subject to a master netting arrangement or similar arrangement
Embedded derivative — Modco reinsurance treaties	32,828	—	32,828	—	—	32,828
Funds withheld derivative	95,142	—	95,142	—	—	95,142
Embedded derivative — GLWB	97,528	—	97,528	—	—	97,528
Embedded derivative — FIA	217,288	—	217,288	—	—	217,288
Embedded derivative — IUL	90,231	—	90,231	—	—	90,231
Other	252	—	252	—	—	252
Total derivatives, not subject to a master netting arrangement or similar arrangement	533,269	—	533,269	—	—	533,269
Total derivatives	658,788	—	658,788	70,322	47,856	540,610
Repurchase agreements(1)	418,090	—	418,090	—	—	418,090
Total Liabilities	$1,076,878	$—	$1,076,878	$70,322	$47,856	$958,700

(1)  Borrowings under repurchase agreements are for a term less than 90 days.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  MORTGAGE LOANS

Mortgage Loans

The Company invests a portion of its investment portfolio in commercial mortgage loans. As of December 31, 2019, the Company's mortgage loan holdings were approximately $9.4 billion. The Company has specialized in making loans on credit-oriented commercial properties, credit-anchored strip shopping centers, senior living facilities, and apartments. The Company's underwriting procedures relative to its commercial loan portfolio are based, in the Company's view, on a conservative and disciplined approach. The Company concentrates on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, senior living, professional office buildings, and warehouses). The Company believes that these asset types tend to weather economic downturns better than other commercial asset classes in which it has chosen not to participate. The Company believes this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout its history. The majority of the Company's mortgage loans portfolio was underwritten by the Company. From time to time, the Company may acquire loans in conjunction with an acquisition.

The Company's commercial mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income.

The following table includes a breakdown of the Company's commercial mortgage loan portfolio by property type as of December 31, 2019 and 2018:

	Percentage of Mortgage Loans on Real Estate
	As of December 31,
Type	2019	2018
Retail	36.8%	45.0%
Office Buildings	14.4	13.2
Apartments	12.5	10.2
Warehouses	16.4	11.3
Senior housing	14.7	15.8
Other	5.2	4.5
	100.0%	100.0%

The Company specializes in originating mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant's exposure represents more than 1.0% of mortgage loans. As

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  MORTGAGE LOANS — (Continued)

of December 31, 2019 and 2018, approximately 60.2% and 62.5% of the mortgage loans are on properties located in the following states, respectively:

Percentage of Mortgage Loans on Real Estate
State	As of December 31, 2019
California	11.9%
Texas	7.7
Alabama	7.2
Florida	6.5
Georgia	5.7
North Carolina	5.0
Utah	4.2
Michigan	4.1
Illinois	4.0
Ohio	3.9
60.2%
Percentage of Mortgage Loans on Real Estate
State	As of December 31, 2018
Florida	8.8%
Alabama	8.6
Texas	7.5
Georgia	7.3
California	7.2
Michigan	4.8
Tennessee	4.7
Utah	4.7
Ohio	4.5
North Carolina	4.4
62.5%

During the year ended December 31, 2019, the Company funded approximately $1.2 billion of new loans, with an average loan size of $7.9 million. The average size mortgage loan in the portfolio as of December 31, 2019, was $5.1 million and the weighted-average interest rate was 4.5%. The largest single mortgage loan at December 31, 2019 was $78.0 million.

Certain of the mortgage loans have call options that occur within the next 10 years. However, if interest rates were to significantly increase, the Company may be unable to exercise the call options on its existing mortgage loans commensurate with the significantly increased market rates. Assuming the loans are called at their next call dates, approximately $134.0 million would become due in 2020, $683.1 million in 2021 through 2025, and $58.2 million in 2026 through 2029.

The Company offers a type of commercial mortgage loan under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  MORTGAGE LOANS — (Continued)

underlying real estate. As of December 31, 2019 and 2018, approximately $717.0 million and $700.6 million, respectively, of the Company's total mortgage loans principal balance have this participation feature. Cash flows received as a result of this participation feature are recorded as interest income. During the years ended December 31, 2019, 2018, and 2017, the Company recognized $23.4 million, $29.4 million, and $37.2 million of participating mortgage loan income, respectively.

As of December 31, 2019, approximately $3.0 million of invested assets consisted of nonperforming mortgage loans, restructured mortgage loans, or mortgage loans that were foreclosed and were converted to real estate properties. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. During the year ended December 31, 2019, the Company recognized four troubled debt restructurings as a result of the granting concessions to borrowers which included loan terms unavailable from other lenders. These concessions were the result of agreements between the creditor and the debtor. The Company did not identify any loans whose principal was permanently impaired during the year ended December 31, 2019.

As of December 31, 2018, approximately $3.0 million of invested assets consisted of nonperforming mortgage loans, restructured mortgage loans, or mortgage loans that were foreclosed and were converted to real estate properties. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. During the year ended December 31, 2018, certain mortgage loan transactions occurred that were accounted for as troubled debt restructurings. For all mortgage loans, the impact of troubled debt restructurings is generally reflected in our investment balance and in the allowance for mortgage loan credit losses. During the year ended December 31, 2018, the Company recognized one troubled debt restructuring transaction as a result of the Company granting a concession to a borrower which included loan terms unavailable from other lenders. This concession was the result of an agreement between the creditor and the debtor. The Company did not identify any loans whose principal was permanently impaired during the year ended December 31, 2018.

As of December 31, 2017, approximately $6.5 million of invested assets consisted of nonperforming, restructured, or mortgage loans that were foreclosed and were converted to real estate properties. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. During the year ended December 31, 2017, certain mortgage loan transactions occurred that were accounted for as troubled debt restructurings. For all mortgage loans, the impact of troubled debt restructurings is generally reflected in our investment balance and in the allowance for mortgage loan credit losses. During the year ended December 31, 2017, the Company recognized two troubled debt restructurings as a result of the Company granting concessions to borrowers which included loans terms unavailable from other lenders. These concessions were the result of agreements between the creditor and the debtor. The Company did not identify any loans whose principal was permanently impaired during the year ended December 31, 2017.

As of December 31, 2019 and December 31, 2018, there was an allowance for mortgage loan credit losses of $4.9 million and $1.3 million, respectively. Due to the Company's loss experience and nature of the loan portfolio, the Company believes that a collectively evaluated allowance would be inappropriate. The Company believes an allowance calculated through an analysis of specific loans that are believed to have a higher risk of credit impairment provides a more accurate presentation of expected losses in the portfolio and is consistent with the applicable guidance for loan impairments in ASC Subtopic 310. Since the Company uses the specific identification method for calculating the allowance, it is necessary to review the economic situation of each borrower to determine those that

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  MORTGAGE LOANS — (Continued)

have higher risk of credit impairment. The Company has a team of professionals that monitors borrower conditions such as payment practices, borrower credit, operating performance, and property conditions, as well as ensuring the timely payment of property taxes and insurance. Through this monitoring process, the Company assesses the risk of each loan. When issues are identified, the severity of the issues are assessed and reviewed for possible credit impairment. If a loss is probable, an expected loss calculation is performed and an allowance is established for that loan based on the expected loss. The expected loss is calculated as the excess carrying value of a loan over either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the current estimated fair value of the loan's underlying collateral. A loan may be subsequently charged off at such point that the Company no longer expects to receive cash payments, the present value of future expected payments of the renegotiated loan is less than the current principal balance, or at such time that the Company is party to foreclosure or bankruptcy proceedings associated with the borrower and does not expect to recover the principal balance of the loan.

A charge off is recorded by eliminating the allowance against the mortgage loan and recording the renegotiated loan or the collateral property related to the loan as investment real estate on the balance sheet, which is carried at the lower of the appraised fair value of the property or the unpaid principal balance of the loan, less estimated selling costs associated with the property.

As of December 31, 2019 and 2018, the Company had allowances for mortgage loan credit losses of $4.9 million and $1.3 million, respectively, which is shown in the chart below.

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Beginning balance	$1,296	$—
Charge offs	(350)	—
Recoveries	—	(209)
Provision	3,938	1,505
Ending balance	$4,884	$1,296

It is the Company's policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is the Company's general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place.

The carrying value of the delinquent loans is shown in the following chart:

	30-59 Days Delinquent	60-89 Days Delinquent	Greater than 90 Days Delinquent	Total Delinquent
	(Dollars In Thousands)
As of December 31, 2019
Commercial mortgage loans	$6,455	$—	$710	$7,165
Number of delinquent commercial mortgage loans	2	—	3	5
As of December 31, 2018
Commercial mortgage loans	$1,044	$—	$1,234	$2,278
Number of delinquent commercial mortgage loans	4	—	1	5

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  MORTGAGE LOANS — (Continued)

The Company's commercial mortgage loan portfolio consists of mortgage loans that are collateralized by real estate. Due to the collateralized nature of the loans, any assessment of impairment and ultimate loss given a default on the loans is based upon a consideration of the estimated fair value of the real estate. The Company limits accrued interest income on loans to 90 days of interest. Once accrued interest on a non accrual loan is received, interest income is recognized on a cash basis.

The following table for delinquent loans includes the recorded investment, unpaid principal balance, related allowance, average recorded investment, interest income recognized, and cash basis interest income of the commercial loan portfolio as of December 31, 2019 and 2018.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income
	(Dollars In Thousands)
As of December 31, 2019
Commercial mortgage loans:
With no related allowance recorded	$710	$702	$—	$237	$20	$28
With an allowance recorded	16,209	16,102	4,884	3,242	841	838
As of December 31, 2018
Commercial mortgage loans:
With no related allowance recorded	$—	$—	$—	$—	$—	$—
With an allowance recorded	5,684	5,309	1,296	1,895	267	293

Mortgage loans that were modified in a troubled debt restructuring as of December 31, 2019 and 2018 were as follows:

	Number of contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars In Thousands)
As of December 31, 2019
Troubled debt restructuring:
Commercial mortgage loans	2	$3,771	$3,771
As of December 31, 2018
Troubled debt restructuring:
Commercial mortgage loans	1	$2,688	$1,742

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Deferred Policy Acquisition Costs

The balances and changes in DAC are as follows:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Balance, beginning of period	$1,348,613	$843,448
Capitalization of commissions, sales, and issue expenses	407,556	446,593
Amortization	(157,280)	(133,500)
Change due to unrealized investment gains and losses	(119,358)	56,153
Implementation of ASU 2014-09	—	135,919
Balance, end of period	$1,479,531	$1,348,613

Value of Business Acquired

The balances and changes in VOBA are as follows:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Balance, beginning of period	$1,677,717	$1,361,953
Acquisitions	551,892	336,862
Amortization	(18,373)	(92,566)
Change due to unrealized investment gains and losses	(171,212)	71,468
Balance, end of period	$2,040,024	$1,677,717

Based on the balance recorded as of December 31, 2019, the expected amortization of VOBA for the next five years is as follows:

Years	Expected Amortization
(Dollars In Thousands)
2020	$113,345
2021	108,152
2022	107,321
2023	103,926
2024	102,264

11.  GOODWILL

During the fourth quarter of 2019, the Company performed its annual qualitative evaluation of goodwill based on the circumstances that existed as of October 1, 2019 and determined that there was no indication that its segment goodwill was more likely than not impaired and no adjustment to impair goodwill was necessary. The Company has assessed whether events have occurred subsequent to October 1, 2019 that would impact the Company's conclusion and no such events were identified. After consideration of applicable factors and circumstances noted as part of the annual assessment, the

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  GOODWILL — (Continued)

Company determined that no triggering events had occurred and it was more likely than not that the increase in the fair value of the reporting units would exceed the increase in the carrying value of the reporting units.

As of December 31, 2019, the balance of goodwill for the Company was $825.5 million.

12.  CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues variable universal life and VA products through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. The Company also offers, for our VA products, certain GMDB riders. The most significant of these guarantees involve 1) return of the highest anniversary date account value, or 2) return of the greater of the highest anniversary date account value or the last anniversary date account value compounded at 5% interest or 3) return of premium. The GLWB rider provides the contract holder with protection against certain adverse market impacts on the amount they can withdraw and is classified as an embedded derivative and is carried at fair value on the Company's balance sheet. The VA separate account balances subject to GLWB were $8.4 billion and $8.4 billion as of December 31, 2019 and 2018, respectively. For more information regarding the valuation of and income impact of GLWB, please refer to Note 2, Summary of Significant Accounting Policies, Note 6, Fair Value of Financial Instruments, and Note 7, Derivative Financial Instruments.

The GMDB reserve is calculated by applying a benefit ratio, equal to the present value of total expected GMDB claims divided by the present value of total expected contract assessments, to cumulative contract assessments. This amount is then adjusted by the amount of cumulative GMDB claims paid and accrued interest. Assumptions used in the calculation of the GMDB reserve were as follows: mean investment performance of 6.71%, age-based mortality from the Ruark 2015 ALB table adjusted for company and industry experience, lapse rates determined by a dynamic formula, and an average discount rate of 4.8%. Changes in the GMDB reserve are included in benefits and settlement expenses in the accompanying consolidated statements of income.

The VA separate account balances subject to GMDB were $12.2 billion and $11.8 billion as of December 31, 2019 and 2018, respectively. The total GMDB amount payable based on VA account balances as of December 31, 2019, was $116.1 million (including $42.5 million in the Annuities segment and $73.6 million in the Acquisitions segment) with a GMDB reserve of $25.5 million and $4.7 million in the Annuities and Acquisitions segment, respectively. The average attained age of contract holders as of December 31, 2019 for the Company was 72.

These amounts exclude certain VA business which has been 100% reinsured to Commonwealth Annuity and Life Insurance Company (formerly known as Allmerica Financial Life Insurance and Annuity Company) ("CALIC") under a Modco agreement. The guaranteed amount payable associated with the annuities reinsured to CALIC was $7.1 million and is included in the Acquisitions segment. The average attained age of contract holders as of December 31, 2019, was 68.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS — (Continued)

Activity relating to GMDB reserves (excluding those 100% reinsured under the Modco agreement) is as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Beginning balance	$34,700	$26,934	$27,835
Incurred guarantee benefits	(809)	11,065	(181)
Less: Paid guarantee benefits	3,664	3,299	720
Ending balance	$30,227	$34,700	$26,934

Account balances of variable annuities with guarantees invested in variable annuity separate accounts are as follows:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Equity mutual funds	$8,074,490	$5,300,024
Fixed income mutual funds	4,167,158	6,568,575
Total	$12,241,648	$11,868,599

Certain of the Company's fixed annuities and universal life products have a sales inducement in the form of a retroactive interest credit ("RIC"). In addition, certain annuity contracts provide a sales inducement in the form of a bonus interest credit. The Company maintains a reserve for all interest credits earned to date. The Company defers the expense associated with the RIC and bonus interest credits each period and amortizes these costs in a manner similar to that used for DAC.

Activity in the Company's deferred sales inducement asset, recorded on the balance sheet in other assets was as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Deferred asset, beginning of period	$39,577	$30,956	$22,497
Amounts deferred	5,813	13,336	14,246
Amortization	(2,860)	(4,715)	(5,787)
Deferred asset, end of period	$42,530	$39,577	$30,956

13.  REINSURANCE

The Company reinsures certain of its risks with (cedes), and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company reinsures only the mortality risk, while under coinsurance the Company reinsures a proportionate share of all risks arising under the reinsured policy. Under coinsurance, the reinsurer receives a proportionate share of the premiums less commissions and is liable for a corresponding share of all benefit payments. Modified coinsurance is accounted for in a

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  REINSURANCE — (Continued)

manner similar to coinsurance except that the liability for future policy benefits is held by the ceding company, and settlements are made on a net basis between the companies.

Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to us under the terms of the reinsurance agreements. The Company monitors the concentration of credit risk the Company has with any reinsurer, as well as the financial condition of its reinsurers. As of December 31, 2019, the Company had reinsured approximately 28% of the face value of its life insurance in-force. The Company has reinsured approximately 12% of the face value of its life insurance in-force with the following three reinsurers:

•  Security Life of Denver Insurance Co. (currently administered by Hannover Re)

•  Swiss Re Life & Health America Inc.

•  The Lincoln National Life Insurance Co. (currently administered by Swiss Re Life & Health America Inc.)

The Company has not experienced any credit losses for the years ended December 31, 2019, 2018, or 2017 related to these reinsurers. The Company has set limits on the amount of insurance retained on the life of any one person. The amount of insurance retained by the Company on any one life on traditional life insurance was $500,000 in years prior to mid-2005. In 2005, this retention amount was increased to $1,000,000 for certain policies, and during 2008, it was increased to $2,000,000 for certain policies. During 2016, the retention amount was increased to $5,000,000.

Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short- and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with reinsured policies.

The following table presents the net life insurance in-force:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Direct life insurance in-force	$766,196,760	$765,986,223
Amounts assumed from other companies	212,573,612	135,407,408
Amounts ceded to other companies	(271,600,818)	(302,149,614)
Net life insurance in-force	$707,169,554	$599,244,017
Percentage of amount assumed to net	30%	23%

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  REINSURANCE — (Continued)

The following table reflects the effect of reinsurance on life, accident/health, and property and liability insurance premiums written and earned:

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount
	(Dollars In Thousands)
For The Year Ended December 31, 2019
Premiums and policy fees:
Life insurance	$2,852,899	$(1,383,822)	$835,677	$2,304,754	(1)
Accident/health insurance	42,248	(26,952)	41,406	56,702
Property and liability insurance	280,734	(106,430)	3,238	177,542
Total	$3,175,881	$(1,517,204)	$880,321	$2,538,998
For The Year Ended December 31, 2018
Premiums and policy fees:
Life insurance	$2,681,191	$(1,249,906)	$626,283	$2,057,568	(1)
Accident/health insurance	47,028	(30,126)	12,826	29,728
Property and liability insurance	284,323	(103,478)	4,857	185,702
Total	$3,012,542	$(1,383,510)	$643,966	$2,272,998
For The Year Ended December 31, 2017
Premiums and policy fees:
Life insurance	$2,655,846	$(1,230,258)	$435,113	$1,860,701	(1)
Accident/health insurance	51,991	(33,052)	14,946	33,885
Property and liability insurance	288,809	(103,786)	9,657	194,680
Total	$2,996,646	$(1,367,096)	$459,716	$2,089,266

(1)  Includes annuity policy fees of $164.3 million, $177.1 million, and $173.5 million, for the years ended December 31, 2019, 2018, and 2017, respectively.

As of December 31, 2019 and 2018, policy and claim reserves relating to insurance ceded of $4.4 billion and $4.5 billion, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, the Company would be obligated to pay such claims. As of December 31, 2019 and 2018, the Company had paid $86.3 million and $116.1 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, as of December 31, 2019 and 2018, the Company had receivables of $64.6 million and $64.8 million, respectively, related to insurance assumed.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  REINSURANCE — (Continued)

The Company's third party reinsurance receivables amounted to $4.2 billion and $4.5 billion as of December 31, 2019 and 2018, respectively. These amounts include ceded reserve balances and ceded benefit payments. The ceded benefit payments are recoverable from reinsurers. The following table sets forth the receivables attributable to our more significant reinsurance partners:

	As of December 31,
	2019		2018
	Reinsurance Receivable	A.M. Best Rating	Reinsurance Receivable	A.M. Best Rating
	(Dollars In Millions)
Security Life of Denver Insurance Company	$631.4	NR	$722.2	A
Swiss Re Life & Health America, Inc.	560.0	A+	603.8	A+
Lincoln National Life Insurance Co.	463.5	A+	461.1	A+
Transamerica Life Insurance Co.	330.3	A	301.0	A+
American United Life Insurance Company	273.3	A+	242.8	A+
RGA Reinsurance Company	261.2	A+	260.5	A+
Employers Reassurance Corporation	187.4	NR	178.4	B+
Centre Reinsurance (Bermuda) Ltd	181.4	NR	197.4	NR
SCOR Global Life(1)	181.2	A+	317.2	A+
The Canada Life Assurance Company	168.3	A+	188.2	A+

(1)  Includes SCOR Global Life Americas Reinsurance Company, SCOR Global Life USA Reinsurance Co, and SCOR Global Life Reinsurance Co of Delaware

The Company's reinsurance contracts typically do not have a fixed term. In general, the reinsurers' ability to terminate coverage for existing cessions is limited to such circumstances as material breach of contract or non-payment of premiums by the ceding company. The reinsurance contracts generally contain provisions intended to provide the ceding company with the ability to cede future business on a basis consistent with historical terms. However, either party may terminate any of the contracts with respect to future business upon appropriate notice to the other party.

Generally, the reinsurance contracts do not limit the overall amount of the loss that can be incurred by the reinsurer. The amount of liabilities ceded under contracts that provide for the payment of experience refunds is immaterial.

14.  DEBT AND OTHER OBLIGATIONS

Under a revolving line of credit arrangement that was in effect until May 3, 2018 (the "2015 Credit Facility"), the Company had the ability to borrow on an unsecured basis up to an aggregate principal amount of $1.0 billion. The Company had the right in certain circumstances to request that the commitment under the 2015 Credit Facility be increased up to a maximum principal amount of $1.25 billion. Balances outstanding under the 2015 Credit Facility accrued interest at a rate equal to, at the option of the Borrowers, (i) LIBOR plus a spread based on the ratings of PLC's Senior Debt, or (ii) the sum of (A) a rate equal to the highest of (x) the Administrative Agent's prime rate, (y) 0.50% above the Funds rate, or (z) the one-month LIBOR plus 1.00% and (B) a spread based on the ratings of PLC's Senior Debt. The 2015 Credit Facility also provided for a facility fee at a rate that varies with

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

the ratings of the PLC's Senior Debt and that is calculated on the aggregate amount of commitments under the 2015 Credit Facility, whether used or unused. The annual facility fee rate was 0.125% of the aggregate principal amount. The Credit Facility provided that PLC was liable for the full amount of any obligations for borrowings or letters of credit, including those of the Company, under the 2015 Credit Facility. The maturity date of the 2015 Credit Facility was February 2, 2020.

On May 3, 2018, the Company amended the 2015 Credit Facility (as amended, the "Credit Facility"). Under the Credit Facility, the Company has the ability to borrow on an unsecured basis up to an aggregate principal amount of $1.0 billion. The Company has the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $1.5 billion. Balances outstanding under the Credit Facility accrue interest at a rate equal to, at the option of the Borrowers, (i) LIBOR plus a spread based on the ratings of PLC's Senior Debt, or (ii) the sum of (A) a rate equal to the highest of (x) the Administrative Agent's Prime rate, (y) 0.50% above the Funds rate, or (z) the one-month LIBOR plus 1.00% and (B) a spread based on the ratings of PLC's Senior Debt. The Credit Facility also provided for a facility fee at a rate that varies with the ratings of PLC's Senior Debt and that is calculated on the aggregate amount of commitments under the Credit Facility, whether used or unused. The annual facility fee rate is 0.125% of the aggregate principal amount. The Credit Facility provides that PLC is liable for the full amount of any obligations for borrowings or letters of credit, including those of the Company, under the Credit Facility. The maturity date of the Credit Facility is May 3, 2023. The Company is not aware of any non-compliance with the financial debt covenants of the Credit Facility as of December 31, 2019. PLC did not have an outstanding balance on the Credit Facility as of December 31, 2019.

During 2018, the Company issued $110.0 million of Subordinated Funding Obligations at a rate of 3.55% due 2038.

Non-Recourse Funding Obligations

Golden Gate Captive Insurance Company

On January 15, 2016, Golden Gate Captive Insurance Company ("Golden Gate"), a Vermont special purpose financial insurance company and a wholly owned subsidiary of the Company, and Steel City, LLC ("Steel City"), a newly formed wholly owned subsidiary of PLC, entered into an 18-year transaction to finance $2.188 billion of "XXX" reserves related to the acquired GLAIC Block and the other term life insurance business reinsured to Golden Gate by the Company and WCL, a direct wholly owned subsidiary of the Company. Steel City issued notes (the "2016 Steel City Notes") with an aggregate initial principal amount of $2.188 billion to Golden Gate in exchange for a surplus note issued by Golden Gate (the "2016 Surplus Notes") with an initial principal amount of $2.188 billion. Through the structure, Hannover Life Reassurance Company of America (Bermuda) Ltd., The Canada Life Assurance Company (Barbados Branch) and Nomura Americas Re Ltd. (collectively, the "Risk-Takers") provide credit enhancement to the 2016 Steel City Notes in exchange for credit enhancement fees. The transaction is "non-recourse" to PLC, WCL, and the Company, meaning that none of these companies, other than Golden Gate, are liable to reimburse the Risk-Takers for any credit enhancement payments required to be made. On December 31, 2019, in connection with the amendments discussed below, the 2016 Surplus Note was cancelled and replaced by a newly issued fixed rate surplus note (the "Surplus Note") and the 2016 Steel City Notes were cancelled and replaced by three newly issued fixed rate surplus notes (the "Steel City Notes").

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

On December 31, 2019, the transaction was amended and restated whereby the Company ceded certain acquired term life insurance policies to Golden Gate. These policies were originally coinsured by the Company from Liberty Life Assurance Company of Boston (the "LLAC Block") and were then retroceded from the Company to Golden Gate concurrent with this amendment and restatement. The cession from the Company to Golden Gate included the initial estimated transfer of approximately $76.4 million of policyholder liabilities. As a result of this amendment and restatement, Golden Gate recorded an estimated initial ceding allowance payable to the Company of approximately $76.4 million and initial premium transfers from the Company of approximately $76.4 million. There was no change to the reinsurance arrangement with respect to the policies originally ceded under the original 2016 transaction.

As of December 31, 2019, the aggregate principal balance of the Steel City Notes was $2.028 billion. In connection with this transaction, PLC has entered into certain support agreements under which it guarantees or otherwise supports certain obligations of Golden Gate or Steel City including a guarantee of the fees to the Risk-Takers. The support agreements provide that amounts would become payable by PLC if Golden Gate's annual general corporate expenses were higher than modeled amounts, certain reinsurance rates applicable to the subject business increase beyond modeled amounts or in the event write-downs due to other-than-temporary impairments on assets held in certain accounts exceed defined threshold levels. Additionally, PLC has entered into a separate agreement to guarantee payment of certain fee amounts in connection with the credit enhancement of the Steel City Notes. As of December 31, 2019, no payments have been made under these agreements.

In connection with the transaction outlined above, Golden Gate had a $2.028 billion outstanding non-recourse funding obligation as of December 31, 2019. This non-recourse funding obligation matures in 2039 and accrues interest at a fixed annual rate of 4.70%.

Golden Gate II Captive Insurance Company

Golden Gate II Captive Insurance Company ("Golden Gate II"), a South Carolina special purpose financial captive insurance company and wholly owned subsidiary, had $575 million of non-recourse funding obligations as of December 31, 2019. These outstanding non-recourse funding obligations were issued to special purpose trusts, which in turn issued securities to third parties. Certain of our affiliates own a portion of these securities. As of December 31, 2019, securities related to $20.6 million of the balance of the non-recourse funding obligations were held by external parties, securities related to $309.3 million of the non-recourse funding obligations were held by nonconsolidated affiliates, and $245.1 million were held by consolidated subsidiaries of the Company. PLC has entered into certain support agreements with Golden Gate II obligating it to make capital contributions or provide support related to certain of Golden Gate II's expenses and in certain circumstances, to collateralize certain of PLC's obligations to Golden Gate II. These support agreements provide that amounts would become payable by PLC to Golden Gate II if its annual general corporate expenses were higher than modeled amounts or if Golden Gate II's investment income on certain investments or premium income was below certain actuarially determined amounts. PLC made a payment of $1.0 million under the Interest Support Agreement during the second quarter of 2019. In addition, certain Interest Support Agreement obligations to the Company of approximately $4.9 million have been collateralized by PLC under the terms of that agreement. PLC made a payment of approximately $1.0 million under the YRT Premium Support Agreement. Re-evaluation and, if necessary, adjustments of any support agreement

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

collateralization amounts occur annually during the first quarter pursuant to the terms of the support agreements.

During the year ended December 31, 2019, the Company and its affiliates did not repurchase any of its outstanding non-recourse obligations, at a discount. During the year ended December 31, 2018, the Company and its affiliates repurchased $38.0 million of its outstanding non-recourse funding obligations, at a discount.

Golden Gate V Vermont Captive Insurance Company

On October 10, 2012, Golden Gate V Vermont Captive Insurance Company ("Golden Gate V"), a Vermont special purpose financial insurance company and Red Mountain, LLC ("Red Mountain"), both wholly owned subsidiaries, entered into a 20-year transaction to finance up to $945 million of "AXXX" reserves related to a block of universal life insurance policies with secondary guarantees issued by the Company and its subsidiary, West Coast Life Insurance Company ("WCL"). Golden Gate V issued non-recourse funding obligations to Red Mountain, and Red Mountain issued a note with an initial principal amount of $275 million, increasing to a maximum of $945 million in 2027, to Golden Gate V for deposit to a reinsurance trust supporting Golden Gate V's obligations under a reinsurance agreement with WCL, pursuant to which WCL cedes liabilities relating to the policies of WCL and retrocedes liabilities relating to the policies of the Company. Through the structure, Hannover Life Reassurance Company of America ("Hannover Re"), the ultimate risk taker in the transaction, provides credit enhancement to the Red Mountain note for the 20-year term in exchange for a fee. The transaction is "non-recourse" to Golden Gate V, Red Mountain, WCL, PLC, and the Company, meaning that none of these companies are liable for the reimbursement of any credit enhancement payments required to be made. As of December 31, 2019, the principal balance of the Red Mountain note was $720 million. Future scheduled capital contributions to prefund credit enhancement fees amount to approximately $107.3 million and will be paid in annual installments through 2031. In connection with the transaction, PLC has entered into certain support agreements under which it guarantees or otherwise supports certain obligations of Golden Gate V or Red Mountain. The support agreements provide that amounts would become payable by PLC if Golden Gate V's annual general corporate expenses were higher than modeled amounts or in the event write-downs due to other-than-temporary impairments on assets held in certain accounts exceed defined threshold levels. Additionally, PLC has entered into separate agreements to indemnify Golden Gate V with respect to material adverse changes in non-guaranteed elements of insurance policies reinsured by Golden Gate V and to guarantee payment of certain fee amounts in connection with the credit enhancement of the Red Mountain note. As of December 31, 2019, no payments have been made under these agreements.

In connection with the transaction outlined above, Golden Gate V had a $720 million outstanding non-recourse funding obligation as of December 31, 2019. This non-recourse funding obligation matures in 2037, has scheduled increases in principal to a maximum of $945 million, and accrues interest at a fixed annual rate of 6.25%.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

Non-recourse funding obligations outstanding, on a consolidated basis, are shown in the following table:

Issuer	Outstanding Principal	Carrying Value(1)	Maturity Year	Year-to-Date Weighted-Avg Interest Rate
	(Dollars In Thousands)
As of December 31, 2019
Golden Gate Captive Insurance Company(2)(3)	$2,028,000	$2,028,000	2039	4.70%
Golden Gate II Captive Insurance Company	329,949	274,955	2052	5.06%
Golden Gate V Vermont Captive Insurance Company(2)(3)	720,000	777,527	2037	5.12%
MONY Life Insurance Company(3)	1,091	2,271	2024	6.19%
Total	$3,079,040	$3,082,753
Issuer	Outstanding Principal	Carrying Value(1)	Maturity Year	Year-to-Date Weighted-Avg Interest Rate
	(Dollars In Thousands)
As of December 31, 2018
Golden Gate Captive Insurance Company(2)(3)	$1,883,000	$1,883,000	2039	4.75%
Golden Gate II Captive Insurance Company	329,949	273,535	2052	4.24%
Golden Gate V Vermont Captive Insurance Company(3)	670,000	729,454	2037	5.12%
MONY Life Insurance Company(3)	1,091	2,340	2024	6.19%
Total	$2,884,040	$2,888,329

(1)  Carrying values include premiums and discounts and do not represent unpaid principal balances.

(2)  Obligations are issued to non-consolidated subsidiaries of PLC. These obligations collateralize certain held-to-maturity securities issued by wholly owned subsidiaries of the Company.

(3)  Fixed rate obligations

Letters of Credit

Golden Gate III Vermont Captive Insurance Company

On April 23, 2010, Golden Gate III Vermont Captive Insurance Company ("Golden Gate III"), a Vermont special purpose financial insurance company and wholly owned subsidiary of PLICO, entered into a Reimbursement Agreement (the "Reimbursement Agreement") with UBS AG, Stamford Branch ("UBS"), as issuing lender. Under the Reimbursement Agreement, UBS issued a letter of credit (the "LOC)") to a trust for the benefit of WCL. The Reimbursement Agreement has undergone three separate amendments and restatements. The Reimbursement Agreement's current effective date is June 25, 2014. The LOC balance reached its scheduled peak of $935.0 million in 2015. As of December 31, 2019, the LOC balance was $800.0 million. The term of the LOC is expected to be

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

approximately 15 years from the original issuance date. This transaction is "non-recourse" to WCL, PLC, and the Company, meaning that none of these companies other than Golden Gate III are liable for reimbursement on a draw of the LOC. PLC has entered into certain support agreements with Golden Gate III obligating PLC to make capital contributions or provide support related to certain of Golden Gate III's expenses and in certain circumstances, to collateralize certain of PLC's obligations to Golden Gate III. The future scheduled capital contribution amount of approximately $20.0 million will be paid in 2021. These contributions may be subject to potential offset against dividend payments as permitted under the terms of the Reimbursement Agreement. The support agreements provide that amounts would become payable by PLC to Golden Gate III if Golden Gate III's annual general corporate expenses were higher than modeled amounts or if specified catastrophic losses occur during defined time periods with respect to the policies reinsured by Golden Gate III. Pursuant to the terms of an amended and restated letter agreement with UBS, PLC has continued to guarantee the payment of fees to UBS as specified in the Reimbursement Agreement. As of December 31, 2019, no payments have been made under these agreements.

Golden Gate IV Vermont Captive Insurance Company

Golden Gate IV Vermont Captive Insurance Company ("Golden Gate IV"), a Vermont special purpose financial insurance company and wholly owned subsidiary, is party to a Reimbursement Agreement with UBS AG, Stamford Branch, as issuing lender. Under the Reimbursement Agreement, dated December 10, 2010, UBS issued a LOC in the initial amount of $270.0 million to a trust for the benefit of WCL. Pursuant to the terms of the Reimbursement Agreement, the LOC reached its scheduled peak amount of $790 million in 2016. As of December 31, 2019, the LOC balance was $755 million. The term of the LOC is expected to be 12 years from the original issuance date (stated maturity of December 30, 2022). The LOC was issued to support certain obligations of Golden Gate IV to WCL under an indemnity reinsurance agreement, pursuant to which WCL cedes liabilities relating to the policies of WCL and retrocedes liabilities relating to the policies of the Company. This transaction is "non-recourse" to WCL, PLC, and the Company, meaning that none of these companies other than Golden Gate IV are liable for reimbursement on a draw of the LOC. PLC has entered into certain support agreements with Golden Gate IV obligating PLC to make capital contributions or provide support related to certain of Golden Gate IV's expenses and in certain circumstances, to collateralize certain of PLC's obligations to Golden Gate IV. The support agreements provide that amounts would become payable by PLC to Golden Gate IV if Golden Gate IV's annual general corporate expenses were higher than modeled amounts or if specified catastrophic losses occur during defined time periods with respect to the policies reinsured by Golden Gate IV. PLC has also entered into a separate agreement to guarantee the payments of LOC fees under the terms of the Reimbursement Agreement. As of December 31, 2019, no payments have been made under these agreements.

Secured Financing Transactions

Repurchase Program Borrowings

While the Company anticipates that the cash flows of its operating subsidiaries will be sufficient to meet its investment commitments and operating cash needs in a normal credit market environment, the Company recognizes that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, the Company has established repurchase agreement programs for certain of its insurance subsidiaries to provide liquidity when needed. The Company

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

expects that the rate received on its investments will equal or exceed its borrowing rate. Under this program, the Company may, from time to time, sell an investment security at a specific price and agree to repurchase that security at another specified price at a later date. These borrowings are typically for a term less than 90 days. The fair value of securities to be repurchased is monitored and collateral levels are adjusted where appropriate to protect the counterparty against credit exposure. Cash received is invested in fixed maturity securities, and the agreements provided for net settlement in the event of default or on termination of the agreements. As of December 31, 2019, the fair value of securities pledged under the repurchase program was $282.2 million and the repurchase obligation of $270.0 million was included in the Company's consolidated balance sheets (at an average borrowing rate of 163 basis points). During the year ended December 31, 2019, the maximum balance outstanding at any one point in time related to these programs was $900.0 million. The average daily balance was $212.2 million (at an average borrowing rate of 214 basis points) during the year ended December 31, 2019. During 2018, the maximum balance outstanding at any one point in time related to these programs was $885.0 million. The average daily balance was $511.4 million (at an average borrowing rate of 184 basis points) during the year ended December 31, 2018.

Securities Lending

The Company participates in securities lending, primarily as an investment yield enhancement, whereby securities that are held as investments are loaned out to third parties for short periods of time. The Company requires collateral at least equal to 102% of the fair value of the loaned securities to be separately maintained. The loaned securities' fair value is monitored on a daily basis and collateral is adjusted accordingly. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest received on such securities during the loan term. Securities lending transactions are accounted for as secured borrowings. As of December 31, 2019, securities with a fair value of $62.8 million were loaned under this program. As collateral for the loaned securities, the Company receives cash, which is primarily reinvested in short term repurchase agreements, which are also collateralized by U.S. Government or U.S. Government Agency securities, and government money market funds. These investments recorded in "short-term investments" with a corresponding liability recorded in "secured financing liabilities" to account for its obligation to return the collateral. As of December 31, 2019, the fair value of the collateral related to this program was $65.5 million and the Company has an obligation to return $65.5 million of collateral to the securities borrowers.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

The following table provides the fair value of collateral pledged for repurchase agreements, grouped by asset class, as of December 31, 2019 and 2018:

Repurchase Agreements, Securities Lending Transactions, and Repurchase-to-Maturity Transactions Accounted for as Secured Borrowings

	Remaining Contractual Maturity of the Agreements
	As of December 31, 2019
	(Dollars In Thousands)
	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
Repurchase agreements and repurchase-to-maturity transactions
U.S. Treasury and agency securities	$282,198	$—	$—	$—	$282,198
Mortgage loans	—	—	—	—	—
Total repurchase agreements and repurchase-to-maturity transactions	$282,198	$—	$—	$—	$282,198
Securities lending transactions
Fixed maturity securities	55,720	—	—	—	55,720
Equity securities	7,120	—	—	—	7,120
Redeemable preferred stocks	—	—	—	—	—
Total securities lending transactions	62,840	—	—	—	62,840
Total securities	$345,038	$—	$—	$—	$345,038

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  DEBT AND OTHER OBLIGATIONS — (Continued)

Repurchase Agreements, Securities Lending Transactions, and Repurchase-to-Maturity Transactions Accounted for as Secured Borrowings

	Remaining Contractual Maturity of the Agreements
	As of December 31, 2018
	(Dollars In Thousands)
	Overnight and Continuous	Up to 30 days	30-90 days	Greater Than 90 days	Total
Repurchase agreements and repurchase-to-maturity transactions
U.S. Treasury and agency securities	$433,182	$18,713	$—	$—	$451,895
Mortgage loans	—	—	—	—	—
Total repurchase agreements and repurchase-to-maturity transactions	$433,182	$18,713	$—	$—	$451,895
Securities lending transactions
Fixed maturity securities	71,285	—	—	—	71,285
Equity securities	891	—	—	—	891
Redeemable preferred stocks	—	—	—	—	—
Total securities lending transactions	72,176	—	—	—	72,176
Total securities	$505,358	$18,713	$—	$—	$524,071

Other Obligations

The Company routinely receives from or pays to affiliates, under the control of PLC, reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

Interest Expense

Interest expense, included in other operating expenses, is summarized as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Millions)
Subordinated funding obligations	$3.9	$2.6	$—
Non-recourse funding obligations, other obligations, and repurchase agreements	$175.8	$181.9	$177.7
Total interest expense	$179.7	$184.5	$177.7

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  COMMITMENTS AND CONTINGENCIES

The Company leases administrative and marketing office space in approximately 16 cities (excluding the home office building), as well as various office equipment. Most leases have terms ranging from two to twenty-five years. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. The Company accounts for lease components separately from non-lease components (e.g., common area maintenance). Certain of the Company's lease agreements include options to renew at the Company's discretion. Management has concluded that the Company is not reasonably certain to elect any of these renewal options. The Company will use the interest rates received on its funding agreement backed notes as the collateralized discount rate when calculating the present value of remaining lease payments when the rate implicit in the lease is unavailable. Additionally, the Company previously leased a building contiguous to its home office. The lease was renewed in December 2013 and was extended to December 2018. At the end of the lease term in December 2018, the Company purchased the building for approximately $75.0 million. The building is recorded in property and equipment, net of accumulated depreciation on the consolidated balance sheet.

The Company had rental expense of $6.3 million, and $11.3 million, and $11.7 million for the years ended December 31, 2019, 2018, and 2017, respectively. The aggregate annualized rent was approximately $6.3 million for the year ended December 31, 2019. The following is a schedule by year of future minimum rental payments required under these leases:

Year	Amount
(Dollars In Thousands)
2020	$5,001
2021	3,986
2022	3,066
2023	3,035
2024	3,094
Thereafter	1,496

As of December 31, 2019 and 2018, the Company had outstanding mortgage loan commitments of $757.4 million at an average rate of 3.99% and $685.3 million at an average rate of 4.42%, respectively.

Under the insurance guaranty fund laws in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. From time to time, companies may be asked to contribute amounts beyond prescribed limits. It is possible that the Company could be assessed with respect to product lines not offered by the Company. In addition, legislation may be introduced in various states with respect to guaranty fund assessment laws related to insurance products, including long term care insurance and other specialty products, that increases the cost of future assessments or alters future premium tax offsets received in connection with guaranty fund assessments. The Company cannot predict the amount, nature or timing of any future assessments or legislation, any of which could have a material and adverse impact on the Company's financial condition or results of operations.

A number of civil jury verdicts have been returned against insurers, broker dealers and other providers of financial services involving sales, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  COMMITMENTS AND CONTINGENCIES — (Continued)

business, and other matters. Often these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The financial services and insurance industries in particular are also sometimes the target of law enforcement and regulatory investigations relating to the numerous laws and regulations that govern such companies. Some companies have been the subject of law enforcement or regulatory actions or other actions resulting from such investigations. The Company, in the ordinary course of business, is involved in such matters.

The Company establishes liabilities for litigation and regulatory actions when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no liability is established. For such matters, the Company may provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company reviews relevant information with respect to litigation and regulatory matters on a quarterly and annual basis and updates its established liabilities, disclosures and estimates of reasonably possible losses or range of loss based on such reviews.

The Company and certain of its insurance subsidiaries, as well as certain other insurance companies for which the Company has coinsured blocks of life insurance and annuity policies, are under audit for compliance with the unclaimed property laws of a number of states. The audits are being conducted on behalf of the treasury departments or unclaimed property administrators in such states. The focus of the audits is on whether there have been unreported deaths, maturities, or policies that have exceeded limiting age with respect to which death benefits or other payments under life insurance or annuity policies should be treated as unclaimed property that should be escheated to the state. The Company is presently unable to estimate the reasonably possible loss or range of loss that may result from the audits due to a number of factors, including the early stages of the audits being conducted, and uncertainty as to whether the Company or other companies are responsible for the liabilities, if any, arising in connection with certain co-insured policies. The Company will continue to monitor the matter for any developments that would make the loss contingency associated with the audits reasonably estimable.

Advance Trust & Life Escrow Services, LTA, as Securities Intermediary of Life Partners Position Holder Trust v. Protective Life Insurance Company, Case No. 2:18-CV-01290, is a putative class action that was filed on August 13, 2018 in the United States District Court for the Northern District of Alabama. Plaintiff alleges that the Company required policyholders to pay unlawful and excessive cost of insurance charges. Plaintiff seeks to represent all owners of universal life and variable universal life policies issued or administered by the Company or its predecessors that provide that cost of insurance rates are to be determined based on expectations of future mortality experience. The plaintiff seeks class certification, compensatory damages, pre-judgment and post-judgment interest, costs, and other unspecified relief. The Company is vigorously defending this matter and cannot predict the outcome of or reasonably estimate the possible loss or range of loss that might result from this litigation.

Scottish Re (U.S.), Inc. ("SRUS") was placed in rehabilitation on March 6, 2019 by the State of Delaware. Under the related order, the Insurance Commissioner of the State of Delaware has been appointed the

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  COMMITMENTS AND CONTINGENCIES — (Continued)

receiver of SRUS and provided with authority to conduct and continue the business of SRUS in the interest of its cedents, creditors, and stockholder. The order was accompanied by an injunction requiring the continued payment of reinsurance premiums to SRUS and temporarily prohibiting cedents, including the Company, from offsetting premiums payable against receivables from SRUS. On June 20, 2019, the Delaware Court of Chancery entered an order approving a Revised Offset Plan, which allows cedents, including the Company, to offset premiums under certain circumstances.

As of December 31, 2019, the Company had outstanding claims receivable from SRUS of $15.2 million, and other exposures associated with reinsurance receivables of approximately $118.4 million and statutory reserve credit of approximately $134.7 million. The Company continues to monitor SRUS and the actions of the receiver through discussions with legal counsel and review of publicly available information. However, management does not have sufficient information about the current assets or capital position of SRUS. Additionally, it is unclear how the rehabilitation process will proceed or whether or to what extent the ultimate outcome of the rehabilitation process will be unfavorable to the Company.

The Company considered whether the accrual of a loss contingency under FASB ASC Topic 450, Contingencies, was appropriate with respect to amounts receivable from SRUS for ceded claims and reserves as of December 31, 2019. Due to the lack of sufficient information to support an analysis of SRUS's financial condition as of December 31, 2019 and uncertainty regarding whether and to what extent the ultimate outcome of the rehabilitation process will result in an outcome unfavorable to the Company, management concluded that any possible impairment of its reinsurance receivables balance could not be reasonably estimated.

16.  SHAREOWNER'S EQUITY

PLC owns all of the 2,000 shares of non-voting preferred stock issued by the Company's subsidiary, Protective Life and Annuity Insurance Company ("PLAIC"). The stock pays, when and if declared, noncumulative participating dividends to the extent PLAIC's statutory earnings for the immediately preceding fiscal year exceeded $1.0 million. In 2019, 2018, and 2017, PLAIC paid no dividends to PLC on its preferred stock.

17.  EMPLOYEE BENEFIT PLANS

Qualified Pension Plan and Nonqualified Excess Pension Plan

PLC sponsors the Qualified Pension Plan covering substantially all of its employees, including those of the Company. Benefits are based on years of service and the employee's compensation.

Effective January 1, 2008, PLC made the following changes to its Qualified Pension Plan. These changes have been reflected in the computations within this note.

•  Employees hired after December 31, 2007 and any former employee hired after that date, will receive a cash balance benefit.

•  Employees active on December 31, 2007, with age plus years of vesting service less than 55 years, will receive a final pay-based pension benefit for service through December 31, 2007, plus a cash balance benefit for service after December 31, 2007.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

•  Employees active on December 31, 2007, with age plus years of vesting service equaling or exceeding 55 years, will receive a final pay-based pension benefit for service both before and after December 31, 2007, with a modest reduction in the formula for benefits earned after December 31, 2007.

•  All participants terminating employment on or after December of 2007 may elect to receive a lump sum benefit.

PLC also sponsors a Nonqualified Excess Pension Plan, which is an unfunded nonqualified plan that provides defined pension benefits in excess of limits imposed on the Qualified Pension Plan by federal tax law.

The following table presents the benefit obligation, fair value of plan assets, funded status, and amounts not yet recognized as components of net periodic pension costs for PLC's defined benefit pension plan and unfunded excess benefit plan as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
	Qualified Pension Plan	Nonqualified Excess Pension Plan	Qualified Pension Plan	Nonqualified Excess Pension Plan
	(Dollars In Thousands)
Accumulated benefit obligation, end of year	$320,023	$49,446	$269,802	$46,299
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$288,129	$47,345	$300,423	$54,590
Service cost	13,277	1,148	13,185	1,415
Interest cost	11,380	1,572	9,830	1,436
Amendments	—	—	—	—
Actuarial (gain)/loss	47,913	4,569	(15,608)	(2,001)
Benefits paid	(17,841)	(3,967)	(19,701)	(8,095)
Projected benefit obligation at end of year	342,858	50,667	288,129	47,345
Change in plan assets:
Fair value of plan assets at beginning of year	253,955	—	260,926	—
Actual return on plan assets	51,308	—	(6,070)	—
Employer contributions(1)	17,400	3,967	18,800	8,095
Benefits paid	(17,841)	(3,967)	(19,701)	(8,095)
Fair value of plan assets at end of year	304,822	—	253,955	—
After reflecting FASB guidance:
Funded status	(38,036)	(50,667)	(34,174)	(47,345)
Amounts recognized in the balance sheet:
Other liabilities	(38,036)	(50,667)	(34,174)	(47,345)
Amounts recognized in accumulated other comprehensive income:
Net actuarial (gain)/loss	25,082	13,041	10,370	9,025
Prior service cost/(credit)	—	—	—	—
Total amounts recognized in AOCI	$25,082	$13,041	$10,370	$9,025

(1)  Employer contributions are shown based on the calendar year in which contributions were made to each plan.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

Weighted-average assumptions used to determine benefit obligations as of December 31 are as follows:

	Qualified Pension Plan		Nonqualified Excess Pension Plan
	2019	2018	2019	2018
Discount rate	3.12%	4.21%	2.76%	3.93%
Rate of compensation increase	4.75% prior to age 40/ 3.75% for age 40 and above	4.75% prior to age 40/ 3.75% for age 40 and above	4.75% prior to age 40/ 3.75% for age 40 and above	4.75% prior to age 40/ 3.75% for age 40 and above

Weighted-average assumptions used to determine the net periodic benefit cost for the years ended December 31, 2019, 2018, and 2017, are as follows:

	Qualified Pension Plan			Nonqualified Excess Pension Plan
	For The Year Ended December 31,
	2019	2018	2017	2019		2018		2017
Discount rate	4.21%	3.55%	4.04%	3.94%		3.25%		3.60%
Rate of compensation increase	4.75 prior to age 40/ 3.75% for age 40 and above %	4.75 prior to age 40/ 3.75% for age 40 and above %	4.75 prior to age 40/ 3.75% for age 40 and above %	4.75 prior to age 40/ 3.75% for age 40 and above	%	4.75 prior to age 40/ 3.75% for age 40 and above	%	4.75 prior to age 40/ 3.75% for age 40 and above	%
Expected long-term return on plan assets	7.00%	7.00%	7.00%	N/A		N/A		N/A

The assumed discount rates used to determine the benefit obligations were based on an analysis of future benefits expected to be paid under the plans. The assumed discount rate reflects the interest rate at which an amount that is invested in a portfolio of high-quality debt instruments on the measurement date would provide the future cash flows necessary to pay benefits when they come due.

To determine an appropriate long-term rate of return assumption, PLC received evaluations of market performance based on its asset allocation as provided by external consultants.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

Components of the net periodic benefit cost for the years ended December 31, 2019, 2018, and 2017 are as follows:

	Qualified Pension Plan			Nonqualified Excess Pension Plan
	For The Year Ended December 31,
	2019	2018	2017	2019	2018	2017
	(Dollars In Thousands)
Service cost — benefits earned during the period	$13,277	$13,185	$12,011	$1,148	$1,415	$1,350
Interest cost on projected benefit obligation	11,380	9,830	9,846	1,572	1,436	1,480
Expected return on plan assets	(18,106)	(17,058)	(13,570)	—	—	—
Amortization of prior service cost	—	—	—	—	—	—
Amortization of actuarial losses(1)	—	—	—	553	969	634
Preliminary net periodic benefit cost	6,551	5,957	8,287	3,273	3,820	3,464
Settlement/curtailment expense(2)	—	—	—	—	1,526	—
Total net periodic benefit cost	$6,551	$5,957	$8,287	$3,273	$5,346	$3,464

(1)  2019 average remaining service period used is 8.69 years and 7.68 years for the defined benefit pension plan and unfunded excess benefit plan, respectively.

(2)  The excess pension plan triggered settlement accounting for the year ended December 31, 2018 since the total lump sum payments exceeded the settlement threshold of service cost plus interest cost.

For the Qualified Pension Plan, PLC does not expect to amortize approximately $1.2 million of net actuarial loss from other comprehensive income into net periodic benefit cost during 2019. For the unfunded excess benefit plan, PLC expects to amortize approximately $1.0 million of net actuarial loss from other comprehensive income into net periodic benefit cost during 2019.

Estimated future benefit payments under the Qualified Pension Plan and Nonqualified Excess Pension Plan are as follows:

Years	Qualified Pension Plan	Nonqualified Excess Pension Plan
	(Dollars In Thousands)
2020	$22,026	$6,832
2021	22,831	5,654
2022	25,577	6,005
2023	23,965	5,126
2024	25,489	4,387
2025-2029	129,165	19,648

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

Qualified Pension Plan Assets

Allocation of plan assets of the Qualified Pension Plan by category as of December 31, are as follows:

Asset Category	Target Allocation	2018	2019
Return-Seeking	60%	61%	61%
Liability-Hedging Fixed Income	40	39	39
Total	100%	100%	100%

PLC's target asset allocation is designed to provide an acceptable level of risk and balance between return-seeking assets and liability-hedging fixed income assets. The weighting towards return-seeking securities is designed to help provide for an increased level of asset growth potential and liquidity.

PLC's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The Company's investment policy also has sub category allocation ranges within the return seeking and liability hedging fixed income asset portfolios. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The Qualified Pension Plan's return seeking assets are in a Russell 3000 index fund that invests in a domestic equity index collective trust managed by Northern Trust Corporation, a Spartan 500 index fund managed by Fidelity, and a Collective All Country World ex-US index fund managed by Northern Trust. The Plan's cash is invested in a collective trust managed by Northern Trust Corporation. The Plan's liability-hedging fixed income assets are invested in a group deposit administration annuity contract with the Company and a Long Government Credit Bond index fund managed by BlackRock. The Northern Trust Collective All Country World ex-US index fund and the BlackRock Long Government Credit Bond index fund were added to the Plan's investment portfolio during 2018.

Plan assets of the Qualified Pension Plan by category as of December 31, 2019 and 2018 are as follows:

	As of December 31,
Asset Category	2019	2018
	(Dollars In Thousands)
Cash and cash equivalents	$3,713	$1,225
Equity securities:
Collective Russell 3000 equity index fund	100,673	70,599
Fidelity Spartan 500 index fund	31,693	46,300
Northern Trust ACWI ex-US Fund	56,996	41,924
Liability-hedging fixed income:
Group Deposit Administration Annuity Contract	75,052	78,707
BlackRock Long Government Credit Bond Index Fund	36,695	15,200
Total investments	304,822	253,955
Employer contribution receivable	—	—
Total	$304,822	$253,955

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

The valuation methodologies used to determine the fair values reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. The Qualified Pension Plan's group deposit administration annuity contract with the Company is recorded at contract value, which PLC believes approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities. For the remaining investments, PLC determines the fair values based on quoted market prices. While PLC believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Qualified Pension Plan's assets at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Cash	$3,713	$—	$—	$3,713
Equity securities	189,362	—	—	189,362
Fixed income	36,695	—	—	36,695
Group deposit administration annuity contract	—	—	75,052	75,052
Total investments	$229,770	$—	$75,052	$304,822

The following table sets forth by level, within the fair value hierarchy, the Qualified Pension Plan's assets at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Cash	$1,225	$—	$—	$1,225
Equity securities	158,823	—	—	158,823
Fixed income	15,200	—	—	15,200
Group deposit administration annuity contract	—	—	78,707	78,707
Total investments	$175,248	$—	$78,707	$253,955

For the year ended December 31, 2019, $7.5 million transferred into Level 1 from Level 3. This transfer was made to maintain an acceptable asset allocation as determined by the Company's investment policy statement. For the year ended December 31, 2018, there were no transfers between levels.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

The following table presents a reconciliation of the beginning and ending balances for the fair value measurements for the year ended December 31, 2019 and for the year ended December 31, 2018 for which PLC has used significant unobservable inputs (Level 3):

	December 31, 2019	December 31, 2018
	(Dollars In Thousands)
Balance, beginning of year	$78,707	$74,886
Interest income	3,845	3,821
Transfers from collective short-term investments fund	—	—
Transfers to collective short-term investments fund	(7,500)	—
Balance, end of year	$75,052	$78,707

The following table represents the Plan's Level 3 financial instrument, the valuation technique used, and the significant unobservable input and the ranges of values for that input as of December 31, 2019:

Instrument	Fair Value	Principal Valuation Technique	Significant Unobservable Inputs	Range of Significant Input Values
	(Dollars In Thousands)
Group deposit administration annuity contract	$75,052	Contract Value	Contract Rate	5.01	% - 5.08%

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported.

Qualified Pension Plan Funding Policy

PLC's funding policy is to contribute amounts to the Qualified Pension Plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act ("ERISA") plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

Under the Pension Protection Act of 2006 ("PPA"), a plan could be subject to certain benefit restrictions if the plan's adjusted funding target attainment percentage ("AFTAP") drops below 80%. Therefore, PLC may make additional contributions in future periods to maintain an AFTAP of at least 80%. In general, the AFTAP is a measure of how well a plan is funded and is obtained by dividing a plan's assets by its funding liabilities. AFTAP is based on participant data, plan provisions, plan methods and assumptions, funding credit balances, and plan assets as   of the plan valuation date. Some of the assumptions and methods used to determine a plan's AFTAP may be different from the assumptions and methods used to measure a plan's funded status on a GAAP basis.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

In July of 2012, the Moving Ahead for Progress in the 21st Century Act ("MAP-21"), which includes pension funding stabilization provisions, was signed into law. These provisions establish an interest rate corridor which is designed to stabilize the segment rates used to determine funding requirements from the effects of interest rate volatility. In August of 2014, the Highway and Transportation Funding Act of 2014 ("HATFA") was signed into law. HAFTA extends the funding relief provided by MAP-21 by delaying the interest rate corridor expansion. The funding stabilization provisions of MAP-21 and HATFA reduced the Company's minimum required Qualified Pension Plan contributions. Since the funding stabilization provisions of MAP-21 and HATFA do not apply for Pension Benefit Guaranty Corporation ("PBGC") reporting purposes, PLC may also make additional contributions in future periods to avoid certain PBGC reporting triggers.

During the twelve months ended December 31, 2019, PLC contributed $17.4 million to the Qualified Pension Plan for the 2018 plan year. PLC has not yet determined what amount it will fund during 2020, but may contribute an amount that would eliminate the PBGC variable-rate premium payable in 2020. PLC currently estimates that amount will be between $10 million and $25 million.

Other Postretirement Benefits

In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. As of December 31, 2019 and 2018, the accumulated postretirement benefit obligation and projected benefit obligation were immaterial.

For a closed group of retirees over age 65, PLC provides a prescription drug benefit. As of December 31, 2019 and 2018, PLC's liability related to this benefit was immaterial.

PLC also offers life insurance benefits for retirees from $10,000 up to a maximum of $75,000 which are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance. The benefit obligation associated with these benefits is as follows:

	As of December 31,
Postretirement Life Insurance Plan	2019	2018
	(Dollars In Thousands)
Change in Benefit Obligation
Benefit obligation, beginning of year	$10,012	$10,978
Service cost	124	153
Interest cost	405	366
Actuarial (gain)/loss	2,285	(1,045)
Benefits paid	(404)	(440)
Benefit obligation, end of year	$12,422	$10,012

For the postretirement life insurance plan, PLC's discount rate assumption used to determine the benefit obligation and the net periodic benefit cost as of December 31, 2019 is 3.38% and 4.38%, respectively.

PLC's expected long-term rate of return assumption used to determine the net periodic benefit cost as of December 31, 2019 is 2.5%. To determine an appropriate long-term rate of return assumption, PLC utilized 25 year average and annualized return results on the Barclay's short treasury index.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  EMPLOYEE BENEFIT PLANS — (Continued)

Investments of PLC's group life insurance plan are held by Wells Fargo Bank, N.A. and are invested in a money market fund.

Investments are stated at fair value and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The money market funds are valued based on historical cost, which represents fair value, at year end. This method of valuation may produce a fair value calculation that may not be reflective of future fair values. Furthermore, while PLC believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the life insurance plan's assets at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Money market fund	$4,610	$—	$—	$4,610

The following table sets forth by level, within the fair value hierarchy, the life insurance plan's assets at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Money market fund	$4,854	$—	$—	$4,854

For the year ended December 31, 2019 and 2018, there were no transfers between levels.

Investments are exposed to various risks, such as interest rate and credit risks. Due to the level of risk associated with investments and the level of uncertainty related to credit risks, it is at least reasonably possible that changes in risk in the near term could materially affect the amounts reported.

401(k) Plan

PLC sponsors a tax qualified 401(k) Plan ("401(k) Plan") which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code or as after-tax "Roth" contributions. Employees may contribute up to 25% of their eligible annual compensation to the 401(k) Plan, limited to a maximum annual contribution amount as set periodically by the Internal Revenue Service ($19,000 for 2019). The Plan also provides a "catch-up" contribution provision which permits eligible participants (age 50 or over at the end of the calendar year), to make additional contributions that exceed the regular annual contribution limits up to a limit periodically set by the Internal Revenue Service ($6,000 for 2019). PLC matches the sum of all employee contributions dollar for dollar up to a maximum of 4% of an employee's pay per year per person. All matching contributions vest immediately. For the year ended December 31, 2019 and December 31, 2018, the Company recorded an expense of $9.3 million and $9.2 million associated with 401(k) Plan matching contributions, respectively.

PLC also has a supplemental matching contribution program, which is a nonqualified plan that provides supplemental matching contributions in excess of the limits imposed on qualified defined contribution plans by federal tax law. The expense recorded by PLC for this employee benefit was $1.0 million, $1.3 million, and $1.1 million, respectively, in 2019, 2018, and 2017.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in the accumulated balances for each component of AOCI as of December 31, 2019, 2018, and 2017.

Changes in Accumulated Other Comprehensive Income (Loss) by Component

	Unrealized Gains and Losses on Investments(2)	Accumulated Gain and Loss on Derivatives	Total Accumulated Other Comprehensive Income (Loss)
	(Dollars In Thousands, Net of Tax)
Balance, December 31, 2016	$(655,767)	$727	$(655,040)
Other comprehensive income (loss) before reclassifications	705,859	(563)	705,296
Other comprehensive income (loss) relating to other-than-temporary impaired investments for which a portion has been recognized in earnings	391	—	391
Amounts reclassified from accumulated other comprehensive income (loss)(1)	(944)	451	(493)
Cumulative effect adjustments	(26,470)	132	(26,338)
Balance, December 31, 2017	$23,069	$747	$23,816
Other comprehensive income (loss) before reclassifications	(1,411,674)	(1,884)	(1,413,558)
Other comprehensive income (loss) relating to other- than-temporary impaired investments for which a portion has been recognized in earnings	(20,751)	—	(20,751)
Amounts reclassified from accumulated other comprehensive income (loss)(1)	15,699	1,130	16,829
Cumulative effect adjustments	(10,552)	—	(10,552)
Balance, December 31, 2018	$(1,404,209)	$(7)	$(1,404,216)
Other comprehensive income (loss) before reclassifications	2,833,888	(9,781)	2,824,107
Other comprehensive income (loss) relating to other- than-temporary impaired investments for which a portion has been recognized in earnings	(3,574)	—	(3,574)
Amounts reclassified from accumulated other comprehensive income (loss)(1)	(10,474)	1,799	(8,675)
Balance, December 31, 2019	$1,415,631	$(7,989)	$1,407,642

(1)  See Reclassification table below for details.

(2)  As of December 31, 2017, 2018 and 2019, net unrealized losses reported in AOCI were offset by $(6.3) million, $613.4 million and $(776.9) million, respectively, due to the impact those net unrealized losses would have had on certain of the Company's insurance assets and liabilities if the net unrealized losses had been recognized in net income.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) — (Continued)

The following tables summarize the reclassifications amounts out of AOCI for the years ended December 31, 2019, 2018, and 2017.

Gains/(losses) in net income:	Affected Line Item in the Consolidated Statements of Income	For The Year Ended December 31,
		2019	2018	2017
		(Dollars In Thousands)
Derivative instruments	Benefits and settlement expenses, net of reinsurance ceded(1)	$(2,278)	$(1,431)	$(694)
	Tax (expense) benefit	479	301	243
		$(1,799)	$(1,130)	$(451)
Unrealized gains and losses on available-for-sale securities	Realized investment gains (losses): All other investments	$47,711	$9,851	$10,453
	Net impairment losses recognized in earnings	(34,453)	(29,724)	(9,112)
	Tax (expense) or benefit	(2,784)	4,174	(397)
		$10,474	$(15,699)	$944

(1)  See Note 7, Derivative Financial Instruments for additional information

19.  INCOME TAXES

The Company's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	For The Year Ended December 31,
	2019	2018	2017
Statutory federal income tax rate applied to pre-tax income	21.0%	21.0%	35.0%
State income taxes	0.4	4.2	0.3
Investment income not subject to tax	(1.6)	(4.5)	(4.7)
Prior period adjustments	0.1	1.6	(1.1)
Federal Tax law changes	—	—	(184.8)
Other	(0.8)	(0.6)	0.5
	19.1%	21.7%	(154.8)%

The annual provision for federal income tax in these financial statements differs from the annual amounts of income tax expense reported in the respective income tax returns. Certain significant revenues and expenses are appropriately reported in different years with respect to the financial statements and the tax returns.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  INCOME TAXES — (Continued)

The components of the Company's income tax are as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Current income tax expense:
Federal	$381,202	$113,925	$39,042
State	9,112	9,699	(2,477)
Total current	$390,314	$123,624	$36,565
Deferred income tax expense:
Federal	$(254,184)	$(73,364)	$(757,748)
State	(5,666)	3,401	2,774
Total deferred	$(259,850)	$(69,963)	$(754,974)

The components of the Company's net deferred income tax liability are as follows:

	As of December 31,
	2019	2018
	(Dollars In Thousands)
Deferred income tax assets:
Loss and credit carryforwards	$132,295	$127,168
Deferred compensation	55,559	58,533
Deferred policy acquisition costs	217,967	113,959
Premium on non-recourse funding obligations	784	905
Net unrealized loss on investments	—	373,292
Valuation allowance	(9,153)	(8,629)
	397,452	665,228
Deferred income tax liabilities:
Premium receivables and policy liabilities	211,458	339,555
VOBA and other intangibles	596,756	478,561
Invested assets (other than unrealized gains (losses))	557,763	720,108
Net unrealized gains on investments	376,288	—
Other	27,157	25,343
	1,769,422	1,563,567
Net deferred income tax liability	$(1,371,970)	$(898,339)

The deferred tax assets reported above include certain deferred tax assets related to nonqualified deferred compensation and other employee benefit liabilities that were assumed by AXA and they were not acquired by the Company in connection with the acquisition of MONY. The future tax deductions stemming from these liabilities will be claimed by the Company on MONY's tax returns in its post-acquisition periods. These deferred tax assets have been estimated as of the MONY acquisition date (and through the December 31, 2019 reporting date) based on all available information. However, it is possible that these estimates may be adjusted in future reporting periods based on actuarial changes

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  INCOME TAXES — (Continued)

to the projected future payments associated with these liabilities. Any such adjustments will be recognized by the Company as an adjustment to income tax expense during the period in which they are realized.

On December 22, 2017, the President of the United States signed into law the Tax Reform Act. The legislation significantly changes U.S. tax law by, among other things, lowering the corporate income tax rate. The Tax Reform Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018.

As a result of the reduction in the U.S. corporate income tax rate from 35% to 21% and changes to tax law related to the deductibility of certain deferred tax assets under the Tax Reform Act, we revalued our ending net deferred tax liabilities at December 31, 2017, and recognized a provisional $857.5 million tax benefit in our consolidated statement of income for the year ended December 31, 2017.

Also on December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. The Company recognized the provisional tax impacts based on reasonable estimates made by the Company as to the effects of tax reform on deferred assets due to the application and interpretation of Section 162(m) and included those amounts in its consolidated financial statements for the year ended December 31, 2017. The accounting was completed by December 22, 2018 and there were no material adjustments to the provisional tax benefit.

In management's judgment, the gross deferred income tax asset as of December 31, 2019 will more likely than not be fully realized with the exception of certain federal and state deductible temporary differences. The Company has recognized a valuation allowance of $9.6 million and $9.1 million as of December 31, 2019 and 2018, respectively, related to certain intercompany non-life federal NOL's and state-based future deductible temporary differences that it has determined are more likely than not to expire unutilized. This resulting unfavorable change of $0.5 million, before the federal benefit of state income taxes, increased income tax expense in 2019 by the same amount.

At December 31, 2019, the Company has intercompany loss carryforwards of $581.3 million that are available to offset future taxable income of certain non-life subsidiaries under the terms of the tax sharing agreement with PLC. Approximately $54.8 million of these loss carryforwards will expire between 2036 and 2037 and the remaining loss carryforwards of $526.5 million have no expiration.

Included in the deferred income tax assets above are approximately $12.9 million in state net operating loss carryforwards attributable to certain jurisdictions, which are available to offset future taxable income in the respective state jurisdictions, expiring between 2020 and 2039.

As of December 31, 2019 and 2018, some of the Company's fixed maturities were reported at an unrealized loss, although the net amount is an unrealized gain at December 31, 2019. If the Company were to realize a tax-basis net capital loss for a year, then such loss could not be deducted against that year's other taxable income. However, such a loss could be carried back and forward against any prior year or future year tax-basis net capital gains. Therefore, the Company has relied upon a prudent and feasible tax-planning strategy regarding its fixed maturities that were reported at an unrealized loss. The Company has the ability and the intent to either hold such fixed maturities to maturity, thereby

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  INCOME TAXES — (Continued)

avoiding a realized loss, or to generate an offsetting realized gain from unrealized gain fixed maturities if such unrealized loss fixed maturities are sold at a loss prior to maturity.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Balance, beginning of period	$7,134	$11,353	$9,856
Additions for tax positions of the current year	—	—	1,857
Additions for tax positions of prior years	—	—	70
Reductions of tax positions of prior years:
Changes in judgment	—	(4,219)	(430)
Settlements during the period	(5,343)	—	—
Lapses of applicable statute of limitations	—	—	—
Balance, end of period	$1,791	$7,134	$11,353

Included in the end of period balance above, as of December 31, 2019 and 2018, there were no unrecognized tax benefits for which the ultimate deductibility is certain but for which there is uncertainty about the timing of such deductions. As of December 31, 2017, there were approximately $0.7 million, of such unrecognized tax benefits. Other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective income tax rate but would accelerate to an earlier period the payment of cash to the taxing authority. The total amount of unrecognized tax benefits, if recognized, that would affect the effective income tax rate is approximately $1.8 million, $7.1 million, and $10.7 million, for the years ended December 31, 2019, 2018, and 2017, respectively.

Any accrued interest related to the unrecognized tax benefits and other accrued income taxes have been included in income tax expense. There were no amounts included in any period ending in 2019, 2018, or 2017, as the parent company maintains responsibility for the interest on unrecognized tax benefits.

In April 2019, the IRS proposed favorable and unfavorable adjustments to the Company's 2014 through 2016 reported taxable income. The Company agreed to these adjustments. The resulting taxes have been settled, other than interest, and the settlement of interest will not materially impact the Company or its effective tax rate.

This agreement with the IRS and the change in federal tax rate under the Tax Reform Act are the primary causes for the reductions of unrecognized tax benefits shown in the above chart. The Company believes that in the next 12 months, none of the unrecognized tax benefits will be reduced. In general, the Company is no longer subject to income tax examinations by taxing authorities for tax years that began before 2017.

Due to the aforementioned IRS adjustments to the Company's pre-2017 taxable income, the Company has amended certain of its 2014 through 2016 state income tax returns. Such amendments will cause such years to remain open, pending the states' acceptances of the returns.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Cash paid / (received) during the year:
Interest expense	$181,768	$186,295	$178,787
Income taxes	383,085	11,703	20,507

21.  RELATED PARTY TRANSACTIONS

The Company provides furnished office space and computers to affiliates through an intercompany agreement. Revenues from this agreement were $6.4 million, $6.0 million, and $6.2 million, for the years ended December 31, 2019, 2018, and 2017, respectively. The Company purchases data processing, legal, investment, and management services from affiliates. The costs of such services were $277.7 million, $249.3 million, and $240.9 million, for the years ended December 31, 2019, 2018, and 2017, respectively. In addition, the Company has an intercompany payable with affiliates as of December 31, 2019 and 2018 of $50.9 million and $36.4 million, respectively. There was a $8.0 million and $11.3 million intercompany receivable balance as of December 31, 2019 and 2018, respectively.

Certain corporations with which PLC's directors were affiliated paid us premiums and policy fees or other amounts for various types of insurance and investment products, interest on bonds we own and commissions on securities underwritings in which our affiliates participated. Such amounts totaled $6.4 million, $6.8 million, and $6.8 million, for the years ended December 31, 2019, 2018, and 2017, respectively. The Company and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $1.9 million, $2.3 million, and $2.4 million for the years ended December 31, 2019, 2018, and 2017, respectively.

The Company has joint venture interests in real estate for which the Company holds the underlying real estate's loan. During 2019, 2018, and 2017, the Company received $23.2 million, $6.8 million, and $41.2 million, respectively, in mortgage loan payments corresponding to the joint venture interests and $15.6 million in principal was collected on loans that paid off in December 2019.

Prior to the Merger, PLC and the Company had no related party transactions with Dai-ichi Life. During the periods ending December 31, 2019, 2018, and 2017, PLC paid a management fee to Dai-ichi Life of $11.1 million, $12.2 million, and $10.9 million, respectively, for certain services provided to the company.

PLC has guaranteed the Company's obligations for borrowings or letters of credit under the revolving line of credit arrangement to which PLC is also a party. PLC has also issued guarantees, entered into support agreements and/or assumed a duty to indemnify its indirect wholly owned captive insurance companies in certain respects.

PLC guaranteed the obligations of the Company under a synthetic lease entered into by the Company, as lessee, with a non-affiliated third party, as lessor. Under the terms of the synthetic lease, financing of $75 million was available to the Company for construction of an office building and parking deck which was completed on February 1, 2000. The synthetic lease was amended and restated as of

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.  RELATED PARTY TRANSACTIONS — (Continued)

December 19, 2013 and was extended to December 31, 2018. At the end of the lease term, the Company purchased the building for approximately $75.0 million.

The Company has agreements with certain of its subsidiaries under which it provides administrative services for a fee. These services include but are not limited to accounting, financial reporting, compliance, policy administration, reserve computations, and projections. In addition, the Company and its subsidiaries pay PLC for investment, legal and data processing services.

The Company and/or certain of its affiliates have reinsurance agreements in place with companies owned by PLC. These agreements relate to certain portions of our service contract business which is included within the Asset Protection segment. These transactions are eliminated at the PLC consolidated level.

The Company has reinsured GLWB and GMDB riders related to our variable annuity contracts to Shades Creek, a wholly owned insurance subsidiary of PLC. Also during 2012, PLC entered into an intercompany capital support agreement with Shades Creek which provides through a guarantee that PLC will contribute assets or purchase surplus notes (or cause an affiliate or third party to contribute assets or purchase surplus notes) in amounts necessary for Shades Creek's regulatory capital levels to equal or exceed minimum thresholds as defined by the agreement. No additional capital was provided to Shades Creek by PLC during the year ended December 31, 2019. As of December 31, 2019, Shades Creek maintained capital levels in excess of the required minimum thresholds. The maximum potential future payment amount which could be required under the capital support agreement will be dependent on numerous factors, including the performance of equity markets, the level of interest rates, performance of associated hedges, and related policyholder behavior.

22.  STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

The Company and its insurance subsidiaries prepare statutory financial statements for regulatory purposes in accordance with accounting practices prescribed by the NAIC and the applicable state insurance department laws and regulations. These financial statements vary materially from GAAP. Statutory accounting practices include publications of the NAIC, state laws, regulations, general administrative rules as well as certain permitted accounting practices granted by the respective state insurance department. Generally, the most significant differences are that statutory financial statements do not reflect 1) deferred acquisition costs and VOBA, 2) benefit liabilities that are calculated using Company estimates of expected mortality, interest, and withdrawals, 3) deferred income taxes that are not subject to statutory limits, 4) recognition of realized gains and losses on the sale of securities in the period they are sold, and 5) fixed maturities recorded at fair values, but instead at amortized cost.

Statutory net income (loss) for the Company was $(619.9) million, $321.1 million, and $731.2 million for the years ended December 31, 2019, 2018, and 2017, respectively. Statutory capital and surplus for the Company was $4.9 billion and $4.3 billion as of December 31, 2019 and 2018, respectively.

The Company and its insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval of the insurance commissioner of the state of domicile. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.  STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS — (Continued)

maximum amount that would qualify as ordinary dividends to the Company from our insurance subsidiaries in 2020 is approximately $138.4 million. Additionally, as of December 31, 2019, approximately $1.0 billion of consolidated shareowner's equity, excluding net unrealized gains on investments, represented restricted net assets of the Company's insurance subsidiaries needed to maintain the minimum capital required by the insurance subsidiaries' respective state insurance departments.

State insurance regulators and the National Association of Insurance Commissioners ("NAIC") have adopted risk-based capital ("RBC") requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile. A company's risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense, and reserve items. Regulators can then measure the adequacy of a company's statutory surplus by comparing it to RBC. The Company manages its capital consumption by using the ratio of its total adjusted capital, as defined by the insurance regulators, to the Company's action level RBC (known as the RBC ratio), also defined by insurance regulators. As of December 31, 2019 and 2018, the Company's insurance subsidiaries all exceeded the minimum RBC requirements.

Additionally, the Company has certain assets that are on deposit with state regulatory authorities and restricted from use. As of December 31, 2019, the Company and its insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a fair value of approximately $42.9 million.

The states of domicile of the Company and its insurance subsidiaries have adopted prescribed accounting practices that differ from the required accounting outlined in NAIC Statutory Accounting Principles ("SAP"). The insurance subsidiaries also have certain accounting practices permitted by the states of domicile that differ from those found in NAIC SAP.

Certain prescribed and permitted practices impact the statutory surplus of the Company. These practices include the non-admission of goodwill as an asset for statutory reporting.

The favorable (unfavorable) effects of the Company and its statutory surplus, compared to NAIC statutory surplus, from the use of these prescribed and permitted practices were as follows:

	As of December 31,
	2019	2018
	(Dollars In Millions)
Non-admission of goodwill	$(143)	$(181)
Total (net)	$(143)	$(181)

The Company also has certain prescribed and permitted practices which are applied at the subsidiary level and do not have a direct impact on the statutory surplus of the Company. These practices include permission to follow the actuarial guidelines of the domiciliary state of the ceding insurer for certain captive reinsurers, accounting for the face amount of all issued and outstanding letters of credit, and notes issued by affiliates as an asset in the statutory financial statements of certain wholly owned

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.  STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS — (Continued)

subsidiaries that are considered "Special Purpose Financial Captives," and a reserve difference related to a captive insurance company.

The favorable (unfavorable) effects on the statutory surplus of the Company's insurance subsidiaries, compared to NAIC statutory surplus, from the use of these prescribed and permitted practices were as follows:

	As of December 31,
	2019	2018
	(Dollars In Millions)
Accounting for Letters of Credit as admitted assets	$1,555	$1,630
Accounting for certain notes as admitted assets	$2,748	$2,553
Reserving based on state specific actuarial practices	$116	$121
Reserving difference related to a captive insurance company	$(71)	$(50)
Total (net)	$4,348	$4,254

23.  OPERATING SEGMENTS

The Company has several operating segments, each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. The Company periodically evaluates its operating segments and makes adjustments to its segment reporting as needed. A brief description of each segment follows.

•  The Life Marketing segment markets fixed UL, IUL, VUL, BOLI, and level premium term insurance ("traditional") products on a national basis primarily through networks of independent insurance agents and brokers, broker-dealers, financial institutions, independent distribution organizations, and affinity groups.

•  The Acquisitions segment focuses on acquiring, converting, and servicing policies and contracts acquired from other companies. The segment's primary focus is on life insurance policies and annuity products that were sold to individuals. The level of the segment's acquisition activity is predicated upon many factors, including available capital, operating capacity, potential return on capital, and market dynamics. Policies acquired through the Acquisitions segment are typically blocks of business where no new policies are being marketed, however, some recent acquisitions have included ongoing new business activities. Ongoing new product sales written by the Company from these acquisitions are included in the Life Marketing and/or Annuities segment. As a result, earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage unless new acquisitions are made.

•  The Annuities segment markets fixed and VA products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.

•  The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, money market funds, bank trust departments, and other institutional investors. This segment also issues funding agreements to the FHLB, and markets GICs to 401(k) and other qualified retirement savings plans. The Company also has an unregistered funding agreement-backed notes program which provides for offers of notes to both domestic and international institutional investors.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  OPERATING SEGMENTS — (Continued)

•  The Asset Protection segment markets extended service contracts, GAP products, credit life and disability insurance, and other specialized ancillary products to protect consumers' investments in automobiles and recreational vehicles. GAP covers the difference between the loan pay-off amount and an asset's actual cash value in the case of a total loss. Each type of specialized ancillary product protects against damage or other loss to a particular aspect of the underlying asset.

•  The Corporate and Other segment primarily consists of net investment income on assets supporting our equity capital, unallocated corporate overhead and expenses not attributable to the segments above. This segment includes earnings from several non-strategic or runoff lines of business, various financing and investment related transactions, and the operations of several small subsidiaries.

The Company's management and Board of Directors analyzes and assesses the operating performance of each segment using "pre-tax adjusted operating income (loss)" and "after-tax adjusted operating income (loss)". Consistent with GAAP accounting guidance for segment reporting, pre-tax adjusted operating income (loss) is the Company's measure of segment performance. Pre-tax adjusted operating income (loss) is calculated by adjusting "income (loss) before income tax", by excluding the following items:

•  realized gains and losses on investments and derivatives,

•  changes in the GLWB embedded derivatives exclusive of the portion attributable to the economic cost of the GLWB,

•  actual GLWB incurred claims, and

•  the amortization of DAC, VOBA, and certain policy liabilities that is impacted by the exclusion of these items.

The items excluded from adjusted operating income (loss) are important to understanding the overall results of operations. Pre-tax adjusted operating income (loss) and after-tax adjusted operating income (loss) are not substitutes for income before income taxes or net income (loss), respectively. These measures may not be comparable to similarly titled measures reported by other companies. The Company believes that pre-tax and after-tax adjusted operating income (loss) enhances management's and the Board of Directors' understanding of the ongoing operations, the underlying profitability of each segment, and helps facilitate the allocation of resources.

After-tax adjusted operating income (loss) is derived from pre-tax adjusted operating income (loss) with the inclusion of income tax expense or benefits associated with pre-tax adjusted operating income. Income tax expense or benefits is allocated to the items excluded from pre-tax adjusted operating income (loss) at the statutory federal income tax rate for the associated period. For periods ending on and prior to December 31, 2017, a rate of 35% was used. Beginning in 2018, a statutory federal income tax rate of 21% was used to allocate income tax expense or benefits to items excluded from pre-tax adjusted operating income (loss). Income tax expense or benefits allocated to after-tax adjusted operating income (loss) can vary period to period based on changes in the Company's effective income tax rate.

In determining the components of the pre-tax adjusted operating income (loss) for each segment, premiums and policy fees, other income, benefits and settlement expenses, and amortization of DAC

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  OPERATING SEGMENTS — (Continued)

and VOBA are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner that most appropriately reflects the operations of that segment. Investments and other assets are allocated based on statutory policy liabilities net of associated statutory policy assets, while DAC/VOBA and goodwill are shown in the segments to which they are attributable.

There were no significant intersegment transactions during the years ended December 31, 2019, 2018, and 2017.

The following tables present a summary of results and reconciles pre-tax adjusted operating income (loss) to consolidated income before income tax and net income:

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Revenues
Life Marketing	$1,694,618	$1,567,857	$1,556,207
Acquisitions	2,901,650	2,027,195	1,569,083
Annuities	623,854	478,114	486,847
Stable Value Products	246,587	219,501	190,006
Asset Protection	353,896	355,501	370,449
Corporate and Other	131,464	110,848	140,075
Total revenues	$5,952,069	$4,759,016	$4,312,667
Pre-tax Adjusted Operating Income (Loss)
Life Marketing	$(26,697)	$(13,726)	$55,152
Acquisitions	346,825	282,715	249,749
Annuities	145,578	129,155	171,269
Stable Value Products	93,183	102,328	105,261
Asset Protection	37,205	24,371	17,638
Corporate and Other	(161,248)	(156,722)	(189,645)
Pre-tax adjusted operating income	434,846	368,121	409,424
Realized gains (losses) on investments and derivatives	248,602	(120,533)	54,584
Income before income tax	683,448	247,588	464,008
Income tax expense (benefit)	130,464	53,661	(718,409)
Net income	$552,984	$193,927	$1,182,417
Pre-tax adjusted operating income	$434,846	$368,121	$409,424
Adjusted operating income tax (expense) benefit	(78,257)	(78,973)	737,513
After-tax adjusted operating income	356,589	289,148	1,146,937
Realized gains (losses) on investments and derivatives	248,602	(120,533)	54,584
Income tax (expense) benefit on adjustments	(52,207)	25,312	(19,104)
Net income	$552,984	$193,927	$1,182,417
Realized investment gains (losses):
Derivative financial instruments	$(131,459)	$79,097	$(137,041)
All other investments	342,998	(223,276)	121,087
Net impairment losses recognized in earnings	(34,453)	(29,724)	(9,112)
Less: related amortization(1)	(23,021)	(11,856)	(39,480)
Less: VA GLWB economic cost	(48,495)	(41,514)	(40,170)
Realized gains (losses) on investments and derivatives	$248,602	$(120,533)	$54,584

(1)  Includes amortization of DAC/VOBA and benefits and settlement expenses that are impacted by realized gains (losses).

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  OPERATING SEGMENTS — (Continued)

	For The Year Ended December 31,
	2019	2018	2017
	(Dollars In Thousands)
Net investment income
Life Marketing	$571,654	$552,697	$550,714
Acquisitions	1,532,605	1,108,218	752,520
Annuities	367,650	335,382	316,582
Stable Value Products	243,775	217,778	186,576
Asset Protection	28,291	25,070	22,298
Corporate and Other	74,855	99,757	94,366
Total net investment income	$2,818,830	$2,338,902	$1,923,056
Amortization of DAC and VOBA
Life Marketing	$157,854	$116,917	$120,753
Acquisitions	10,693	18,690	(6,939)
Annuities	(58,907)	24,274	(54,471)
Stable Value Products	3,382	3,201	2,354
Asset Protection	62,631	62,984	17,746
Corporate and Other	—	—	—
Total amortization of DAC and VOBA	$175,653	$226,066	$79,443

	Operating Segments As of December 31, 2019
	(Dollars In Thousands)
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$16,013,892	$54,074,450	$21,434,347	$5,317,885
DAC and VOBA	1,486,699	924,090	929,917	5,221
Other intangibles	243,210	36,321	157,968	6,722
Goodwill	215,254	23,862	343,247	113,924
Total assets	$17,959,055	$55,058,723	$22,865,479	$5,443,752
		Asset Protection	Corporate and Other	Total Consolidated
Investments and other assets		$878,386	$17,830,217	$115,549,177
DAC and VOBA		173,628	—	3,519,555
Other intangibles		112,032	27,173	583,426
Goodwill		129,224	—	825,511
Total assets		$1,293,270	$17,857,390	$120,477,669

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.  OPERATING SEGMENTS — (Continued)

	Operating Segment Assets As of December 31, 2018
	(Dollars In Thousands)
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$14,607,822	$31,859,520	$20,160,279	$5,107,334
DAC and VOBA	1,499,386	458,977	889,697	6,121
Other intangibles	262,181	31,975	156,785	7,389
Goodwill	215,254	23,862	343,247	113,924
Total assets	$16,584,643	$32,374,334	$21,550,008	$5,234,768
		Asset Protection	Corporate and Other	Total Consolidated
Investments and other assets		$827,416	$12,356,003	$84,918,374
DAC and VOBA		172,149	—	3,026,330
Other intangibles		122,590	31,934	612,854
Goodwill		129,224	—	825,511
Total assets		$1,251,379	$12,387,937	$89,383,069

24.  CONSOLIDATED QUARTERLY RESULTS — UNAUDITED

The Company's unaudited consolidated quarterly operating data for the year ended December 31, 2019 and 2018 is presented below. In the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair statement of quarterly results have been reflected in the following data. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not necessarily indicative of results that may be expected in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in shareowner's equity, and cash flows for a period of several quarters.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars In Thousands)
For The Year Ended December 31, 2019
Premiums and policy fees	$923,686	$939,097	$1,021,152	$1,172,267
Reinsurance ceded	(315,971)	(337,077)	(314,234)	(549,922)
Net of reinsurance ceded	607,715	602,020	706,918	622,345
Net investment income	641,422	685,194	739,711	752,503
Realized investment gains (losses)	56,220	44,243	130,503	(19,427)
Net impairment losses recognized in earnings	(3,142)	(698)	(10,818)	(19,795)
Other income	78,136	104,172	115,679	119,168
Total revenues	1,380,351	1,434,931	1,681,993	1,454,794
Total benefits and expenses	1,203,624	1,249,208	1,442,152	1,373,637
Income before income tax	176,727	185,723	239,841	81,157
Income tax expense	34,629	31,309	49,417	15,109
Net income	$142,098	$154,414	$190,424	$66,048

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.  CONSOLIDATED QUARTERLY RESULTS — (Continued)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars In Thousands)
For The Year Ended December 31, 2018
Premiums and policy fees	$883,413	$935,928	$871,892	$965,275
Reinsurance ceded	(345,624)	(391,864)	(267,910)	(378,112)
Net of reinsurance ceded	537,789	544,064	603,982	587,163
Net investment income	489,418	578,414	631,955	639,115
Realized investment gains (losses)	(40,725)	(32,583)	(46,866)	(24,005)
Net impairment losses recognized in earnings	(3,645)	(5)	(14)	(26,060)
Other income	80,674	79,754	80,906	79,685
Total revenues	1,063,511	1,169,644	1,269,963	1,255,898
Total benefits and expenses	1,041,575	1,108,750	1,174,793	1,186,310
Income before income tax	21,936	60,894	95,170	69,588
Income tax expense	3,661	8,626	16,646	24,728
Net income	$18,275	$52,268	$78,524	$44,860

25.  SUBSEQUENT EVENTS

The Company has evaluated the effects of events subsequent to December 31, 2019, and through the date we filed our consolidated financial statements with the United States Securities and Exchange Commission. Subsequent to December 31, 2019, equity and financial markets have experienced significant volatility and interest rates have continued to decline due to the COVID-19 pandemic. The Company is currently unable to determine the extent of the impact of the pandemic to its operations and financial condition. All accounting and disclosure requirements related to subsequent events are included in our consolidated financial statements.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

Segment	Deferred Policy Acquisition Costs and Value of Businesses Acquired	Future Policy Benefits and Claims	Unearned Premiums	Stable Value Products, Annuity Contracts and Other Policyholders' Funds	Net Premiums and Policy Fees	Net Investment Income(1)	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisitions Costs and Value of Businesses Acquired	Other Operating Expenses(1)	Premiums Written(2)
	(Dollars In Thousands)
For The Year Ended December 31, 2019
Life Marketing	$1,486,699	$16,527,876	$91	$397,758	$1,105,531	$571,654	$1,498,024	$157,854	$55,888	$92
Acquisitions	924,090	36,175,786	1,991	6,386,506	1,172,557	1,532,605	2,236,701	10,693	232,169	42,290
Annuities	929,917	1,145,693	—	9,004,199	65,744	367,650	267,368	(58,907)	152,700	—
Stable Value Products	5,221	—	—	5,443,752	—	243,775	144,448	3,382	2,774	—
Asset Protection	173,628	43,604	792,104	—	183,445	28,291	92,655	62,631	161,405	180,095
Corporate and Other	—	51,003	646	78,300	11,721	74,855	16,866	—	231,970	11,768
Total	$3,519,555	$53,943,962	$794,832	$21,310,515	$2,538,998	$2,818,830	$4,256,062	$175,653	$836,906	$234,245
For The Year Ended December 31, 2018
Life Marketing	$1,499,386	$15,318,019	$98	$422,037	$1,043,228	$552,697	$1,412,001	$116,917	$69,758	$93
Acquisitions	458,976	25,427,730	2,206	6,018,954	952,315	1,108,218	1,636,697	18,690	143,698	13,864
Annuities	889,697	1,050,161	—	8,324,931	71,321	335,382	223,912	24,274	148,615	—
Stable Value Products	6,121	—	—	5,234,731	—	217,778	109,747	3,201	2,798	—
Asset Protection	172,150	51,702	766,641	—	193,936	25,070	111,249	62,984	156,897	189,283
Corporate and Other	—	53,006	675	82,538	12,198	99,757	17,646	—	252,344	12,191
Total	$3,026,330	$41,900,618	$769,620	$20,083,191	$2,272,998	$2,338,902	$3,511,252	$226,066	$774,110	$215,431
For The Year Ended December 31, 2017
Life Marketing	$1,320,776	$15,438,739	$107	$424,204	$1,011,911	$550,714	$1,319,138	$120,753	$60,877	$111
Acquisitions	74,862	14,323,713	2,423	4,377,020	785,188	752,520	1,204,084	(6,939)	110,607	15,964
Annuities	772,633	1,080,629	—	7,308,354	73,617	316,582	216,324	(54,471)	146,407	—
Stable Value Products	6,864	—	—	4,698,371	—	186,576	74,578	2,354	4,407	—
Asset Protection	30,266	55,030	747,945	—	205,814	22,298	124,487	17,746	210,579	199,741
Corporate and Other	—	58,681	655	78,810	12,736	94,366	16,396	—	281,334	12,749
Total	$2,205,401	$30,956,792	$751,130	$16,886,759	$2,089,266	$1,923,056	$2,955,007	$79,443	$814,211	$228,565

(1)  Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

(2)  Excludes Life Insurance.

See Report of Independent Registered Public Accounting Firm

SCHEDULE IV — REINSURANCE

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount		Percentage of Amount Assumed to Net
	(Dollars In Thousands)
For The Year Ended December 31, 2019:
Life insurance in-force	$766,196,760	$(271,600,818)	$212,573,612	$707,169,554		30.1%
Premiums and policy fees:
Life insurance	2,852,899	(1,383,822)	835,677	2,304,754	(1)	36.3%
Accident/health insurance	42,248	(26,952)	41,406	56,702		73.0
Property and liability insurance	280,734	(106,430)	3,238	177,542		1.8
Total	$3,175,881	$(1,517,204)	$880,321	$2,538,998
For The Year Ended December 31, 2018:
Life insurance in-force	$765,986,223	$(302,149,614)	$135,407,408	$599,244,017		22.6%
Premiums and policy fees:
Life insurance	2,681,191	(1,249,906)	626,283	2,057,568	(1)	30.4%
Accident/health insurance	47,028	(30,126)	12,826	29,728		43.1
Property and liability insurance	284,323	(103,478)	4,857	185,702		2.6
Total	$3,012,542	$(1,383,510)	$643,966	$2,272,998
For The Year Ended December 31, 2017:
Life insurance in-force	$751,512,468	$(328,377,398)	$110,205,190	$533,340,260		21.0%
Premiums and policy fees:
Life insurance	2,655,846	(1,230,258)	435,113	1,860,701	(1)	23.4%
Accident/health insurance	51,991	(33,052)	14,946	33,885		44.1
Property and liability insurance	288,809	(103,786)	9,657	194,680		5.0
Total	$2,996,646	$(1,367,096)	$459,716	$2,089,266

(1)  Includes annuity policy fees of $164.3 million, $177.1 million, and $173.5 million, and for the years ended December 31, 2019, 2018, and 2017, respectively.

See Report of Independent Registered Public Accounting Firm

SCHEDULE V — VALUATION AND QUALIFYING ACCOUNTS

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charges to other accounts	Deductions	Balance at end of period
	(Dollars In Thousands)
As of December 31, 2019
Allowance for losses on commercial mortgage loans	$1,296	$3,938	$—	$(350)	$4,884
As of December 31, 2018
Allowance for losses on commercial mortgage loans	$—	$1,505	$—	$(209)	$1,296

See Report of Independent Registered Public Accounting Firm

PART C

OTHER INFORMATION

1.

Resolution of the Board of Directors of Protective Life Insurance Company establishing Protective COLI VUL is incorporated herein by reference to the Registration Statement (File No. 333-248236) on Form N-6, as filed with the Commission on August 21, 2020.

2.	Not Applicable.

3.(a)

Second Amended Distribution Agreement between IDI and PLICO, as revised June 1, 2018, is incorporated herein by reference to the Post-Effective Amendment No. 26 to the Form N-4 Registration Statement (File No. 333-112892), as filed with the Commission on July 20, 2018.

3.(a)(ii)

Amendment No. 1 to the Second Amended Distribution Agreement between IDI and PLICO, is incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-240102), filed with the Commission on July 27, 2020.

3.(a)(iii)

Revised Schedule to Second Amended Distribution Agreement between IDI and PLICO, is incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-240102), filed with the Commission on November 24, 2020.

3.(a)(iv)	Form of Selling Agreement between Protective Life Insurance Company, Investment Distributors, Inc., and broker-dealers is filed herein.

4.(a)

Protective Executive Benefits Registered VUL Specimen Policy, is incorporated herein by reference to the Registration Statement (File No. 333-248236) on Form N-6, as filed with the Commission on August 21, 2020.

4.(b)	Specimen Term Life Insurance Rider, is incorporated herein by reference to the Registration Statement (File No. 333-248236) on Form N-6, as filed with the Commission on August 21, 2020.

4.(c)

Specimen Terminal Illness Accelerated Death Benefit Endorsement, is incorporated herein by reference to the Registration Statement (File No. 333-248236) on Form N-6, as filed with the Commission on August 21, 2020.

4.(d)	Specimen Changed of Insured Endorsement, is incorporated herein by reference to the Registration Statement (File No. 333-248236) on Form N-6, as filed with the Commission on August 21, 2020.

5.

Specimen Protective Executive Benefits Registered VUL Life Insurance Application is incorporated herein by reference to the Registration Statement (File No. 333-248236) on Form N-6, as filed with the Commission on August 21, 2020.

6.(a)

2011 Amended and Restated Charter of Protective Life Insurance Company is incorporated herein by reference to Post- Effective Amendment No. 8 to the Form N-4 Registration Statement (File No. 333-153041), as filed with the Commission on September 16, 2011.

6.(b)

2011 Amended and Restated Bylaws of Protective Life Insurance Company is incorporated herein by reference to Post- Effective Amendment No. 8 to the Form N-4 Registration Statement (File No. 333-153041), as filed with the Commission on September 16, 2011.

7.(a)

Form of Automatic and Facultative Yearly Renewable Term Agreement is incorporated herein by reference to Post- Effective Amendment No. 7 to the Form N-6 Registration Statement (File No. 333-52215) as filed with the Commission on April 30, 2003.

7.(b)

Form of Yearly Renewable Term Reinsurance Agreement is incorporated herein by reference to Post-Effective Amendment No. 17 to the Form N-6 Registration Statement (333-52215) as filed with the Commission on April 27, 2009.

7.(c)	List of Reinsurers, to be filed by Post-Effective Amendment.

8. (a)(i)	Participation Agreement among Protective Life Insurance Company, American Century Investment Services, Inc., and American Century Services, LLC dated May 1, 2018 is filed herein.

8 (a)(ii)	Amendment to Fund Participation Agreement (American Century) is filed herein.

8. (b)(i)

Participation Agreement (American Funds Insurance Series) is incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-6 Registration Statement (333-194115), filed with the Commission on June 26, 2015.

8. (b)(ii)

Amendment No. 1 to Fund Participation Agreement (American Funds Insurance Series) is incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement (333-232740), filed with the Commission on October 29, 2019.

8. (b)(iii)	Amendment No. 2 to Fund Participation and Service Agreement (American Funds) is filed herein.

8.(c)

Participation Agreement among BlackRock Variable Series Funds, Inc., BlackRock Variable Series Funds II, Inc., BlackRock Investments and Protective Life Insurance Company effective December 1, 2020 is filed herein.

8.(d)	Amended and Restated Participation Agreement among Protective Life Insurance Company, The Dreyfus Corporation, and each Participating Fund dated February 1, 2015 is filed herein.

8.(d)(ii)	Amendment to Fund Participation Agreement is filed herein.

8.(e)	Participation Agreement among Davis Variable Account Fund, Inc., Davis Distributors, LLC and Protective Life Insurance Company is filed herein.

8.(f)

Amended and Restated Participation Agreement among Protective Life Insurance Company, Deutsche DWS Variable Series I, Deutsche DWS Variable Series II, Deutsche DWS Investments VIT Funds, and DWS Investment Management Americas, Inc. dated February 1, 2015 is filed herein.

8.(f)(ii)	Amendment No.1 to Amended and Restated Participation Agreement (DWS) is filed herein.

8.(g)	Participation Agreement among Eaton Vance Variable Trust, Eaton Vance Distributors, Inc. And Protective Life Insurance Company dated November 9, 2020 is filed herein.

8.(h)	Participation Agreement among Protective Life Insurance Company, Federated Hermes Insurance Series, and Federated Securities Corp. is filed herein.

8.(i)

Participation Agreement (Fidelity Variable Insurance Products Funds) is incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement (File No. 33-61599), as filed with the Commission on April 20, 2001.

8.(i)(ii)

Amended and Restated Participation Agreement (Fidelity Variable Insurance Products Funds) is incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-116813), as filed with the Commission on April 28, 2006.

8(i)(iii)

Amended and Restated Participation Agreement (Fidelity Variable Insurance Products Funds) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), as filed with the Commission on April 27, 2007.

8(i)(iiii)	Amendment to Fund Participation Agreement (Fidelity) is filed herein.

8(j)	Participation Agreement among Great-West Funds, Inc., Great-West Capital Management, LLC, GWFS Equities, Inc. And Protective Life Insurance Company dated December 7, 2020 is filed herein.

8(k)

Participation Agreement (AIM Variable Insurance Funds (Invesco Variable Insurance Funds) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), as filed with the Commission on April 25, 2011.

8.(l)	Participation Agreement among Janus Aspen Series and Protective Life Insurance Company dated December 3, 2020 is filed herein.

8.(m)	Participation Agreement among Protective Life Insurance Company, JPMorgan Insurance Trust, and J. P. Morgan Investment Management Inc. dated December 11, 2020 is filed herein.

8.(n)

Participation Agreement (Legg Mason) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), as filed with the Commission on October 28, 2009.

8.(n)(iiii)	Amendment No. 4 to Fund Participation Agreement (Legg Mason) is filed herein.

8.(o)

Participation Agreement (Lord Abbett Series Fund, Inc.) is incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-4 Registration Statement (File No. 333-94047), as filed with the Commission on April 25, 2002.

8.(p)

Participation Agreement among Amended and Restated Participation Agreement among MFS Variable Insurance Trust, MFS Variable Insurance Trust II, MFS Variable Insurance Trust III, Protective Life Insurance Company, and MFS Fund Distributors, Inc. dated May 1, 2012 is filed herein.

8.(p)(ii)	Amendment to Fund Participation Agreement (MFS) is filed herein.

8.(q)	Participation Agreement among Neuberger Berman Advisers Management Trust, Neuberger Berman BD LLC and Protective Life Insurance Company dated November 30, 2020 is filed herein.

8.(r)

Participation Agreement (PIMCO) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), as filed with the Commission on October 28, 2009.

8.(r)(ii)

Novation of and Amendment to Participation Agreement (PIMCO Variable Insurance Trust) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240192), as filed with the Commission on November 24, 2020.

8.(r)(iii)

Amendment to Participation Agreement re Summary Prospectuses (PIMCO Variable Insurance Trust) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-240192), as filed with the Commission on November 24, 2020.

8.(r)(iiii)	Amendment No. 3 to the Fund Participation Agreement (PIMCO) is filed herein.

8.(s)

Participation Agreement among Pioneer Variable Contracts Trust, AMUNDI Pioneer Asset Management, Inc., AMUNDI Pioneer Distributor, Inc. And Protective Life Insurance Company dated November 1, 2020 is filed herein.

8.(t)	Participation Agreement among Putnam Variable Trust, Putnam Retail Management Limited Partnership and Protective Life Insurance Company dated November 9, 2020 is filed herein.

8.(u)

Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Invesment Services, Inc. And Protective Life Insurance Company dated December 8, 2020 is filed herein.

8.(v)

Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, Van Eck Associates Corporation, and Protective Life Insurance Company dated September 30, 1998 is filed herein.

8.(v)(ii)	Amendment to Fund Participation Agreement (Van Eck) is filed herein.

8.(w)

Participation Agreement among Victory Variable Insurance Funds, Victory Capital Management Inc., Victory Capital Services, Inc., and Protective Life Insurance Company dated December 1, 2020 is filed herein.

9.                                                         Not applicable

10.                                                  Not applicable

11.                                                  Opinion and Consent of Alyson Saad, is incorporated here in by reference to the Registration Statement (FileNo. 333-248236) on Form N-6, as filed with the Commission on August 21, 2020.

12.                                                  Not applicable

13.                                                  Not applicable

14. (a)                                Consent of Faegre Drinker Biddle & Reath LLP, filed herein.

14. (b)                                Consent of PricewaterhouseCoopers LLP, filed herein.

14. (c)                                 Consent of KPMG LLP, filed herein.

15.                                                  No Financial Statements are omitted from Item 24.

16.                                                  Not applicable

17. (a)                                Memorandum Pursuant to Rule 6e-3(T)(b)(12)(iii) Describing Issuance, Transfer and Redemption Procedures is filed herein.

18.                                                  Powers of Attorney, filed herein.

Item 27.    Directors and Officers of Depositor.

Name and Principal Business Address*	Position and Offices with Depositor
Adams, D. Scott	Executive Vice President, Chief Digital and Innovation Officer
Bartlett, Malcolm Lee	Senior Vice President, Corporate Tax
Bedwell, Robert R. III	Senior Vice President, Mortgage Loans
Bielen, Richard J.	Director, Chairman of the Board, Chief Executive Officer, President, Executive Committee
Black, Lance P.	Senior Vice President, Treasurer
Borie, Kevin B.	Appointed Actuary, Chief Valuation Actuary, Senior Vice President
Callaway, Steve M.	Secretary, Senior Counsel, Senior Vice President
Casey, Sean	Actuary, Senior Vice President
Cirulli, Vincent	Senior Vice President, Derivatives and VA Hedging
Cramer, Steve	Chief Product Officer, Senior Vice President
Creutzmann, Scott E.	Chief Compliance Officer, Senior Vice President
Drew, Mark L.	Chief Legal Officer, Executive Vice President
Evesque, Wendy L.	Chief Human Resources Officer, Senior Vice President
Goyer, Stephane	Head of Annuity Product Development, Senior Vice President
Harrison, Wade V.	President, Protection Division, Senior Vice President
Herring, Derry W	Chief Auditor, Senior Vice President
Kane, Nancy	Executive Vice President, Acquisitions and Corporate Development
Karchunas, M. Scott	President, Asset Protection Division, Senior Vice President
Kohler, Matthew	Chief Technology Officer, Senior Vice President
Laeyendecker, Ronald	Senior Vice President, Executive Benefit Markets
Lawrence, Mary Pat	Senior Vice President, Government Affairs
Loper, David M	Senior Counsel, Senior Vice President
McDonald, Laura Y.	Chief Mortgage and Real Estate Officer, Senior Vice President
Moloney, Michelle	Chief Risk Officer, Senior Vice President, Senior Vice President
Moschner, Christopher	Chief Marketing Officer, Senior Vice President
Passafiume, Philip E.	Chief Investment Officer, Senior Vice President
Radnoti, Francis	Chief Product Officer,Senior Vice President
Ray, Webster M.	Senior Vice President, Investments
Riebel, Matthew A.	Chief Distribution Officer, Senior Vice President
Seurkamp, Aaron C.	President, Retirement Division, Senior Vice President
Temple, Michael G.	Director, Chief Operating Officer, Vice Chairman, Executive Committee
Wagner, James	Chief Distribution Officer, Senior Vice President
Walker, Steven G.	Director, Chief Financial Officer, Executive Vice President
Wells, Paul R.	Chief Accounting Officer, Senior Vice President
Whitcomb, John	Senior Vice President, Distribution Operations
Williams, Lucinda S.	Chief Customer Officer, Senior Vice President

*                 Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 28.    Persons Controlled by or Under Common Control With the Depositor or Registrant.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company’s outstanding voting common stock is owned by Protective Life Corporation, a subsidiary of The Dai-ichi Life Insurance Company, Limited. Protective Life Corporation is described more fully in the prospectus included in this registration statement. The following companies are wholly-owned subsidiaries of Protective Life Insurance Company: West Coast Life Insurance Company(1), Protective Life and Annuity Insurance Company(2), MONY Life Insurance Company(3), Protective Property & Casualty Insurance Company(4), Golden Gate Captive Insurance Company(5), Golden Gate II Captive Insurance Company(6), Golden Gate III Vermont Captive Insurance Company(5), Golden Gate IV Vermont Captive Insurance Company(5), Golden Gate V Vermont Captive Insurance Company(5), New World Re(7), United States Warrant Corp.(8), New World Warranty Corp.(8), Western General Warranty Corporation(8), First Protection Corporation of Florida(8), and the Advantage Warranty Corporation(8). The financial statements of these entities are included in the consolidated financial statements of Protective Life Insurance Company, filed as part of the Company’s Form 10-K on March 25, 2020.

(1) Incorporated in Nebraska

(2) Incorporated in Alabama

(3) Incorporated in New York

(4) Incorporated in Missouri

(5) Incorporated in Vermont

(6) Incorporated in South Carolina

(7) Incorporated in Nevada

(8) Incorporated in Florida

Item 29.    Indemnification.

Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life’s directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

In addition, the executive officers and directors are insured by PLC’s Directors’ and Officers’ Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.    Principal Underwriter.

(a)         Other Activity. Investment Distributors, Inc. (“IDI”) is the principal underwriter of the Policies as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the Protective Variable Annuity Separate Account, Protective Variable Life Separate Account and the Variable Annuity Separate Account A of Protective Life.

(b)         Management. The following information is furnished with respect to the officers and directors of Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices	Position and Offices with Registrant
Brown, Barry K.	President and Director	Vice President, Operations
Callaway, Steve M.	Secretary and Director	Senior Vice President, Senior Counsel and Secretary
Creutzmann, Scott E.	Chief Compliance Officer	Senior Vice President and Chief Compliance Officer
Debnar, Lawrence J.	Assistant Financial Officer	Vice President, Financial Reporting, Chase
Gilmer, Joseph F.	Assistant Financial Officer and Director	Assistant Vice President, Financial Reporting
Johnson, Julena G.	Assistant Compliance Officer	Compliance Director
Leopard, Ramona M.	Assistant Secretary	Paralegal III
Majewski, Carol L.	Assistant Compliance Officer	Assistant Vice President, Compliance
Morsch, Letitia	Assistant Secretary	Vice President, New Business Operations
Tennent, Rayburn	Chief Financial Officer	Financial Analyst III

*                 Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

(c)   Compensation From the Registrant. The following commissions were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Investments Distributors, Inc.	None	None	N/A	N/A

Item 31.    Location of Accounts and Records.

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life Insurance Company at 2801 Highway 280 South, Birmingham, Alabama, 35223.

Item 32.    Management Services.

All management contracts are discussed in Part A or Part B.

Item 33.    Fee Representation.

Protective Life hereby represents that the fees and charges deducted under the variable life insurance policies described herein are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by it under such policies.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this amendment to its Registration Statement on Form N-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on December 16, 2020.

PROTECTIVE COLI VUL
(Registrant)

By: *
Richard J. Bielen, President,
Protective Life Insurance Company

PROTECTIVE LIFE INSURANCE COMPANY
(Depositor)

By: *
Richard J. Bielen, President,
Protective Life Insurance Company

As required by the Securities Act of 1933, this pre-effective amendment to the Registration Statement on Form N-6 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer Chairman of the Board and Director (Principal Executive Officer)	December 16, 2020
Richard J. Bielen

*	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 16, 2020
Steven G. Walker

*	Vice Chairman, Chief Operating Officer and Director	December 16, 2020
Michael G. Temple

*BY:	/S/ ALYSON SAAD	December 16, 2020
Alyson Saad
Attorney-in-Fact

Exhibits

3(a)(iv)	Form of Selling Agreement between Protective Life Insurance Company, Investment Distributors, Inc., and broker-dealers.

8(a)(i)	Participation Agreement among Protective Life Insurance Company, American Century Investment Services, Inc., and American Century Services, LLC dated May 1, 2018.

8(a)(ii)	Amendment to Fund Participation Agreement (American Century).

8(b)(iii)	Amendment No. 2 to Fund Participation and Service Agreement (American Funds).

8(c)	Participation Agreement among BlackRock Variable Series Funds, Inc., BlackRock Variable Series Funds II, Inc., BlackRock Investments and Protective Life Insurance Company effective December 1, 2020.

8(d)	Amended and Restated Participation Agreement among Protective Life Insurance Company, The Dreyfus Corporation, and each Participating Fund dated February 1, 2015.

8(d)(ii)	Amendment to Fund Participation Agreement.

8(e)	Participation Agreement among Davis Variable Account Fund, Inc., Davis Distributors, LLC and Protective Life Insurance Company.

8(f)

Amended and Restated Participation Agreement among Protective Life Insurance Company, Deutsche DWS Variable Series I, Deutsche DWS Variable Series II, Deutsche DWS Investments VIT Funds, and DWS Investment Management Americas, Inc. dated February 1, 2015.

8(f)(ii)	Amendment No.1 to Amended and Restated Participation Agreement (DWS).

8(g)	Participation Agreement among Eaton Vance Variable Trust, Eaton Vance Distributors, Inc. And Protective Life Insurance Company dated November 9, 2020.

8(h)	Participation Agreement among Protective Life Insurance Company, Federated Hermes Insurance Series, and Federated Securities Corp..

8(i)(iiii)	Amendment to Fund Participation Agreement (Fidelity).

8(j)	Participation Agreement among Great-West Funds, Inc., Great-West Capital Management, LLC, GWFS Equities, Inc. And Protective Life Insurance Company dated December 7, 2020.

8(l)	Participation Agreement among Janus Aspen Series and Protective Life Insurance Company dated December 3, 2020.

8(m)	Participation Agreement among Protective Life Insurance Company, JPMorgan Insurance Trust, and J. P. Morgan Investment Management Inc. dated December 11, 2020.

8(n)(iiii)	Amendment No. 4 to Fund Participation Agreement (Legg Mason).

8(p)

Participation Agreement among Amended and Restated Participation Agreement among MFS Variable Insurance Trust, MFS Variable Insurance Trust II, MFS Variable Insurance Trust III, Protective Life Insurance Company, and MFS Fund Distributors, Inc. dated May 1, 2012.

8(p)(ii)	Amendment to Fund Participation Agreement (MFS).

8(q)	Participation Agreement among Neuberger Berman Advisers Management Trust, Neuberger Berman BD LLC and Protective Life Insurance Company dated November 30, 2020.

8(r)(iiii)	Amendment No. 3 to the Fund Participation Agreement (PIMCO).

8(s)	Participation Agreement among Pioneer Variable Contracts Trust, AMUNDI Pioneer Asset Management, Inc., AMUNDI Pioneer Distributor, Inc. And Protective Life Insurance Company dated November 1, 2020.

8(t)	Participation Agreement among Putnam Variable Trust, Putnam Retail Management Limited Partnership and Protective Life Insurance Company dated November 9, 2020.

8(u)

Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Invesment Services, Inc. And Protective Life Insurance Company dated December 8, 2020.

8(v)	Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, Van Eck Associates Corporation, and Protective Life Insurance Company dated September 30, 1998.

8(v)(ii)	Amendment to Fund Participation Agreement (Van Eck).

8(w)	Participation Agreement among Victory Variable Insurance Funds, Victory Capital Management Inc., Victory Capital Services, Inc., and Protective Life Insurance Company dated December 1, 2020.

14(a)	Consent of Faegre Drinker Biddle & Reath LLP.

14(b)	Consent of PricewaterhouseCoopers LLP.

14(c)	Consent of KPMG LLP.

17(a)	Memorandum Pursuant to Rule 6e-3(T)(b)(12)(iii) Describing Issuance, Transfer and Redemption Procedures.

18	Powers of Attorney.